i-80 GOLD CORP. 2025 ANNUAL REPORT

i-80 Gold Corp. Board of Directors and Executive Officers as of April 29, 2026

BOARD OF DIRECTORS	
Name	**Principal Occupation or Employment**
Ron Clayton	Chairman of the Board and Former Mining Executive
Richard Young	Chief Executive Officer and President of i-80 Gold Corp.
John Begeman	Professional Mining Engineer and a Director of Allied Gold Corp and Pan American Silver
Arthur Einav	Co-Chief Operating Officer and General Counsel of Sprott Inc.
Cassandra Joseph	General Counsel and Corporate Secretary of Ivanhoe Electric
John Seaman	Former Mining Executive
Steven Yopps	Professional Mining Engineer and Mining Executive
Michael Jalonen	Chartered Financial Analyst
Ronald Butler Jr.	Certified Public Accountant

EXECUTIVE OFFICERS	
Name	**Principal Occupation or Employment**
Richard Young	President, Chief Executive Officer and Director
Ryan Snow	Executive Vice President, Chief Financial Officer
David Savarie	Executive Vice President, General Counsel
William Paul Chawrun	Executive Vice President, Chief Operating Officer
Leily Omoumi	Senior Vice President, Corporate Development and Strategy

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2025

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period from ____ to ____

Commission File Number: 001-41382



I-80 GOLD CORP.
(Exact Name of Registrant as Specified in Its Charter)

British Columbia	**N/A**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

150 York Street, Suite 1802	
Toronto, Ontario, Canada	**M5H 3S5**
(Address of Principal Executive Offices)	(Postal Code)

(775) 525-6450
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	IAUX	NYSE American LLC
Warrants to Purchase Common Shares	IAUX WS	NYSE American LLC
Common Shares	IAU	The Toronto Stock Exchange
Warrants to Purchase Common shares	IAU.WT.U	The Toronto Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

    Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

    Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

    Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐   Accelerated filer ☐   Non-accelerated filer ☒

Smaller reporting company ☒   Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Based on the last sale price on the NYSE American LLC ("NYSE American") of the registrant's common shares on June 30, 2025 (the last business day of the registrant's most recently completed second fiscal quarter) of $0.60 per share, the aggregate market value of the voting common shares held by non-affiliates was approximately $487,188,980.

As of February 19, 2026, the registrant had 840,102,280 common shares, no par value, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the registrant's definitive proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than April 30, 2026, in connection with the registrant's fiscal year 2025 annual meeting of shareholders, are incorporated by reference into Part III of this Annual Report on Form 10-K.

FORWARD-LOOKING INFORMATION

This Annual Report on Form 10-K contains forward-looking statements or information within the meaning of Canadian securities laws and the Unites States Private Securities Litigation Reform Act of 1995, including but not limited to management's assessment of the Company's future plans and operations; the anticipated timing of permitting the Lone Tree Plant, construction and commissioning; the anticipated benefits of the refurbished processing plant including to cash margins and recoveries; the anticipated cost and payback period of the refurbishment plan; the perceived merit of projects or deposits; the impact, timing, and execution of the Company's new development plan; the anticipated timing of permitting, production, project development, the Financing Package comprising part of the recapitalization plan, or completion dates for feasibility studies, technical studies, and recapitalization plan; execution and timing of all asset advancements in the Financing Package and the new development plan; that ramp-up activities at Granite Creek will lead to steady state production; the Granite Creek dewatering campaign; the potential to utilize the autoclave infrastructure at the Lone Tree Plant to process mineralized material pending the outcome of the 2025 refurbishment; that Mineral Point will become the Company's largest producing asset and is expected to provide the biggest step change in company-wide production; the successful permitting of each project; the ability to further de-risk the development pipeline; the timing, completion and results of the Company's drill programs; the inclusion of drill results in future feasibility studies; that any of the projects will reach commercial production; and the Company's ability to achieve mid-tier production status; outlook on gold output; the anticipated growth expenditures; the anticipated timing of permitting, production, project development or technical studies; the timing and completion of the Financing Package, including the royalty sale with Franco-Nevada Corporation and the gold prepayment facility with National Bank of Canada and Macquarie Bank Limited; the Company's 2026 production, operating and development cost guidance; the anticipated timing for water treatment plant completion at Granite Creek; expected conversion of mineral resources to higher confidence categories at Cove; anticipated commissioning of the Lone Tree Plant by the end of 2027; the expected timing of first gold from upper Archimedes; the anticipated retirement and replacement of existing convertible debentures; and the potential sale of a non-core asset   constitutes forward looking statements or forward-looking information within the meaning of applicable securities laws.

All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as   "plans", "expects", "is expected", "budget", "scheduled", "estimates", "continues", "forecasts", "projects", "predicts", "intends", "anticipates" or "believes", or variations of, or the negatives of, such words and phrases, or state that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved. Readers are cautioned that the assumptions used in the preparation of information, although considered reasonable at the time of preparation, may prove to be inaccurate and, as such, reliance should not be placed on forward looking statements.

The Company's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, if any, that the Company will derive therefrom. By their nature, forward looking statements are subject to numerous risks and uncertainties, some of which are beyond the Company's control, including general economic and industry conditions, volatility of commodity prices, title risks and uncertainties, the ability to access sufficient capital from internal and external sources such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. The Company's ability to refinance its indebtedness will depend on the capital markets and its financial condition at such time, currency fluctuations, construction and operational risks, licensing and permit requirements, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, imprecision of mineral resource, or production estimates. Additional risks include uncertainties related to completion of the Financing Package and satisfaction of customary closing conditions; risks associated with the refurbishment of the Lone Tree Plant, including cost overruns and construction delays; risks related to third-party toll milling arrangements and processing delays; uncertainties regarding water management and groundwater inflows at Granite Creek; risks related to the conversion of mineral resources and the results of feasibility studies; and the ability of the Company to retire and replace existing debt obligations on favorable terms. Please see "Risks Factors" in this Annual Report on Form 10-K for the fiscal year ended December 31, 2025 for more information regarding risks regarding the Company which is available on EDGAR at www.sec.gov/edgar and SEDAR+ at www.sedarplus.ca. All forward-looking statements contained in this Annual Report om Form 10-K speak only as of the date of this Annual Report on Form 10-K or as of the dates specified in such statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as required by applicable law.

PART I

ITEM 1. BUSINESS

Unless otherwise indicated or the context otherwise requires, use of the terms "Company", "i-80" and "i-80 Gold" in this Annual Report refer to i-80 Gold Corp. and its direct and indirect subsidiaries as of the date of this Annual Report, or other entities controlled by them, on a consolidated basis, notwithstanding that such direct and indirect subsidiaries may not have been controlled by them at all relevant times, including December 31, 2025.

Form and Year of Incorporation

i-80 Gold Corp. was incorporated on November 10, 2020 pursuant to the *Business Corporations Act (British Columbia)* ("BCBA"), as a wholly-owned subsidiary of Premier Gold Mines Limited ("Premier") for the purposes of effecting a plan of arrangement (the "Plan of Arrangement") under Section 182 of the *Business Corporations Act (Ontario)* (the "Arrangement"). The Arrangement was completed on April 7, 2021. Under the Arrangement, among other things, Premier transferred all of its ownership interest in Premier Gold Mines USA, Inc. ("Premier USA") to the Company and spun out 70% of the issued and outstanding common shares of the Company (the "Common Shares") to shareholders of Premier. As a result of the Arrangement, the Company became a public company and a "reporting issuer" under applicable Canadian securities laws and is no longer a subsidiary of Premier. Trading of the Common Shares commenced on the Toronto Stock Exchange ("TSX") on April 13, 2021 under the stock symbol "IAU", and on the NYSE American exchange ("NYSE") on May 19, 2022 under the stock symbol "IAUX". The Company's registered and records office is located at Suite 2500 Park Place, 666 Burrard Street, Vancouver, British Columbia, V6B 2X8. The Company's head office is located at 5190 Neil Road, Suite 460, Reno, Nevada, 89502 and its principal executive office is located at 150 York Street, Suite 1802, Toronto, Ontario, Canada M5H 3S5.

Intercorporate Relationships

The Company's material wholly-owned subsidiary is Premier USA, a Delaware corporation. Premier USA has four material wholly-owned subsidiaries: (i) Au-Reka Gold LLC, a Delaware limited liability company ("Au-Reka LLC"); (ii) Goldcorp Dee LLC, a Nevada limited liability company ("Dee LLC"); (iii) Osgood Mining Company LLC, a Nevada limited liability company ("Osgood LLC"); and (iv) Ruby Hill Mining Company, LLC, a Nevada limited liability company ("Ruby Hill LLC"). On May 8, 2023, the Company acquired all of the issued and outstanding common shares of Paycore Minerals Inc. ("Paycore") pursuant to a plan of arrangement under Section 182 of the *Business Corporations Act* (Ontario) (the "Paycore Arrangement"), which owns the FAD Project located in Eureka County, Nevada. As of the date of this Annual Report, the Company does not consider the FAD Project to be a material property within the meaning of National Instrument 43-101 - *Standards of Disclosure for Mineral Projects* ("NI-43-101") of the Canadian Securities Administrators or pursuant to Subpart 1300 of Regulation S-K ("S-K 1300").

The following diagram illustrates the condensed corporate structure of the Company and the location of the Company's principal assets as at the date hereof.



Material Subsidiaries
i-80 Gold Corp
(British Columbia)
100%
Premier Gold Mines USA Inc.
(Delaware)
100%
Paycore Minerals Inc.
(Ontario Corp # 2812277)
(Ontario)
100%
Paycore Canada Inc.
(Ontario Corp # 2766604)
(Ontario)
100%
2823857 Ontario Inc.
(Ontario)
100%
Golden Hill Mining Holdings Inc.
(Delaware)
100%
Golden Hill Mining LLC
(Delaware)
100%
FAD Property
(Nevada)
100%
Au-reka Gold LLC
(Delaware)
100%
Goldcorp Dee LLC
(Nevada)
100%
Osgood Mining Company LLC
(Nevada)
100%
Ruby Hill Mining Company, LLC
(Nevada)
100%
Argenta LLC
(Nevada)
100%
McCoy-Cove Property
(Nevada)
Cove Underground Project
100%
Lone Tree Property
(Nevada)
Lone Tree Processing Facility
100%
Granite Creek Property
(Nevada)
Granite Creek Underground Mine
Granite Creek Open Pit Project
100%
Ruby Hill Property
(Nevada)
Archimedes Underground Mine
Mineral Point Open Pit Project

Bankruptcy and Similar Procedures

There have been no bankruptcy, receivership or similar proceedings against the Company or any subsidiary of the Company, or any voluntary bankruptcy, receivership or similar proceedings by the Company or any subsidiary of the Company, within the three most recently completed financial years or during, or proposed for, the current financial year.

Reorganizations and Acquisitions

Other than in connection with the Paycore Arrangement, there have been no material reorganizations of the Company or any subsidiary of the Company, or acquisitions within the three most recently completed financial years or completed during, or proposed for, the current financial year.

General Description of the Business

Principal Products and Markets

The Company is a Nevada-focused, growth-oriented gold and silver company engaged in the exploration and advancement of gold and silver mineral deposits. The Company's mineral properties include: (i) a 100% interest in the McCoy-Cove gold properties located on the Battle Mountain-Eureka Trend in Lander County, Nevada (collectively, the "Cove Project" or "Cove"); (ii) a 100% interest in the Granite Creek gold properties (formerly referred to as the Getchell project) located at the intersection of the Getchell gold belt and the Battle Mountain-Eureka Trend in Humboldt County, Nevada, which includes both an underground mine and an open pit project (collectively, the "Granite Creek Projects" or "Granite Creek"); (iii) a 100% interest in the Lone Tree and Buffalo Mountain gold deposits and Lone Tree processing complex (the "Lone Tree Plant"), located midway between the Company's Cove and Granite Creek Projects in Humboldt County, Nevada (collectively, the "Lone Tree Project" or "Lone Tree"); (iv) a 100% interest in the Ruby Hill property located along the Battle Mountain-Eureka Trend in Eureka County, Nevada which includes an underground project, referred to as "Archimedes", and an open pit gold deposit referred to as "Mineral Point", collectively the "Ruby Hill Projects" or "Ruby Hill"; and (v) a 100% interest in the FAD property located along the Battle Mountain-Eureka Trend in Eureka County, Nevada (the "FAD Project" or "FAD").

The below figure shows the location of the Cove, Granite Creek, Lone Tree, Ruby Hill, and FAD projects within the State of Nevada. Each of the Cove, Granite Creek, and Ruby Hill projects are considered advanced properties within the meaning of NI-43-101 and material properties under S-K 1300. Under S-K 1300, all our properties are exploration stage as no mineral reserves have been defined. As of the date of this Annual Report, the Company does not consider the FAD Project to be a material property within the meaning of NI 43-101 or S-K 1300.


JERRITT CANYON
TWIN CREEKS
TURQUOISE RIDGE
GETCHELL TREND
MIDAS
GRANITE CREEK
• Granite Creek Underground
• Granite Creek Open Pit
SOUTH ARTURO
GOLDSTRIKE
LEEVILLE
CARLIN
CARLIN TREND
80
LONE TREE PLANT
(Autoclave & CIL)
MARIGOLD
BATTLE MOUNTAIN
80
ELKO
GOLD QUARRY
EMIGRANT
50 km from Lone Tree
PHOENIX
FIRE CREEK
SOUTH RAILROAD
COVE UNDERGROUND
PIPELINE
100 km from Lone Tree
i-80 Gold
Barrick
Nevada Gold Mines
SSR
Kinross
Orla
McEwen
Minera Alamos
First Majestic
Hecla
Autoclave/Roaster
Mill
CORTEZ
FOURMILE
GOLDRUSH
BATTLE MOUNTAIN - EUREKA TREND
BALD MOUNTAIN
150 km from Lone Tree
GOLD BAR
NEVADA
RUBY HILL PROPERTY
• Archimedes Underground
• Mineral Point Open Pit
EUREKA
N
50 km
PAN
FAD PROPERTY

The Company's business strategy is focused on creating value for stakeholders through its ownership and advancement of its mineral properties. In November 2024, the Company announced a new development plan, which outlined a path for advancing the Company’s Nevada gold projects to create a mid-tier gold producer. As part of the development plan, the Lone Tree Plant is expected to be refurbished to serve as a central hub for processing refractory material from the Company’s three anticipated high-grade underground mines: Granite Creek, Archimedes, and Cove. The plan also includes simultaneously accelerating permitting activities, technical work, and the development of two large oxide open pit deposits: Granite Creek open pit and the Mineral Point open pit which is located within the Ruby Hill Project area. The Company considers this development plan to be the most effective strategy to generate near term and sustainable free cash flow as it prioritizes high-grade underground projects while progressing earlier stage projects to provide a pipeline of growth over the medium and long term. In conjunction with the new development plan, the Company initiated a recapitalization plan to strengthen its balance sheet to support the new development plan. The recapitalization plan is well underway and expected to be completed March 31, 2026.

Preliminary Economic Assessments/Initial Assessments covering the Company’s five gold projects were filed in March 2025 and outline three focus areas of growth over the next three years to support the advancement of the Company’s gold projects. These growth areas, which are discretionary and subject to available resources, ranked from highest priority are: (i) advancing permitting activities, (ii) completing pre-feasibility and feasibility studies, and (iii) development work at Archimedes underground. The completion of the recapitalization plan allows for the refurbishment of the Lone Tree Plant, which is a key element in the first phase of the development plan.

Granite Creek underground is the Company's first brownfield project to be redeveloped and is currently ramping up towards steady-state gold output. In the second half of 2025, construction was initiated at Archimedes underground and the Company's board of directors (the "Board") approved a limited notice to proceed with detailed engineering to allow for the procurement of long-lead equipment and the commencement of permitting updates for the refurbishment of the Lone Tree Plant. The Board has subsequently approved the refurbishment of the Lone Tree Plant. Commissioning of the Lone Tree Plant is expected to begin in the fourth quarter of 2027. Upon commissioning, the Lone Tree Plant is anticipated to begin processing refractory material from the Company's Granite Creek and Archimedes underground mines. Prior to the commissioning, both underground projects are expected to process refractory material under a third-party autoclave toll-milling agreement.

The Lone Tree open pit project has a variety of financial, technical, environmental and social issues to be addressed. It is expected that the project will likely remain deferred for the foreseeable future.

Distribution Methods

The Company is engaged in the exploration, advancement and extraction of gold and silver deposits in the State of Nevada. The Company's principal objective is to become a sustainable gold and silver producer. There are global markets for gold and silver into which the Company can sell its gold and, as a result, notwithstanding the Vox Offtake Agreement and the Orion Offtake Agreement (each described below), the Company is not dependent on a particular purchaser with regard to the sale of any gold that it produces. As noted above, the Company's metals are expected to be processed through a combination of internal and third-party facilities through 2027. The Company expects that beginning in 2028 all materialized materials will be processed through internal processing facilities.

Competitive Conditions

The mineral exploration and mining business is very competitive in all phases of exploration, development and production. The Company competes with a number of other mining companies in the search for and acquisition of mineral properties, and to retain qualified personnel, suitable contractors for drilling operations and underground mining, technical and engineering resources and necessary exploration and mining equipment. Many of the companies that the Company competes with, including those active in the regions where the Cove Project, the Granite Creek Projects, the Lone Tree Project and the Ruby Hill Projects are located, have greater financial resources, operational expertise and/or more advanced properties than the Company. The Company's ability to acquire precious metal mineral properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for precious metal development or mineral exploration. The Company has put in place experienced management personnel and will continue to evaluate the required expertise and skill to carry out its operations. As a result of this competition, the Company may be unable to achieve its exploration and development objectives in the future on terms it considers acceptable or at all. See "Risk Factors".

Specialized Skill and Knowledge

All aspects of the Company's business require specialized skills and knowledge. Such skills and knowledge include the areas of finance, operations, geology, drilling, logistical planning, implementation of exploration and development programs and mine plans, environmental management, health and safety, community relations, project construction, accounting, and mining operations. The Company retains executive officers and consultants with experience in these areas in Canada and the United States generally, as well as executive officers and consultants with relevant accounting experience. In order to attract and retain personnel with the specialized skills and knowledge required for its operations, the Company maintains remuneration and compensation packages that it believes to be competitive. The Company has been successful to date in identifying and retaining personnel with such skills and knowledge.

Environmental Protection and Regulation

The Company's exploration, development and production activities are subject to, and any future development and production operations will be subject to, environmental laws and regulations in the jurisdictions in which its operations are carried out. Mining is an extractive industry that impacts the environment. The Company's goal is to constantly evaluate ways to minimize that impact. The Company has strived to meet or exceed environmental standards at its mineral properties, and the Company expects to continue this approach through effective engagement with affected stakeholders, including local communities, government entities and regulatory agencies.

The Company is currently active only in the State of Nevada, which has established environmental standards and regulations that the Company strives to exceed. The Company's environmental performance is overseen at the Board level and environmental performance is the responsibility of the Company. In common with other natural resources and mineral processing companies, the Company's operations generate hazardous and non-hazardous waste, effluent and emissions into the atmosphere, water and soil in compliance with local and international regulations and standards. There are numerous environmental laws in the United States that apply to the Company's operations, exploration, development projects and land holdings. These laws address such matters as protection of the natural environment, air and water quality, emissions standards and disposal of waste. In accordance with applicable state laws, the Company currently has in place surety bonds in the aggregate amount of $137.7 million in favor of either the United States Department of the Interior, Bureau of Land Management or the State of Nevada, Department of Conservation and Natural Resources, as financial support for environmental reclamation and exploration permitting at its properties.

The Company recognizes environmental management as a corporate priority and places a strong emphasis on preserving the environment for future generations, while also providing for safe, responsible and profitable operations by developing natural resources for the benefit of its employees, shareholders and communities. The Company intends to maintain the standards of excellence for environmental performance that have been set at its mining properties into the future, and has adopted, or plans to adopt, various measures in order to do so. Cognizant of its responsibility to the environment, the Company strives to conform with all applicable environmental laws and regulations and to promote the respect of the environment in its activities. Employees are expected to maintain compliance with the letter and spirit of all laws governing the jurisdictions in which they perform their duties. Specifically, employees are expected to support the Company's efforts to develop, implement and maintain procedures and programs designed to protect and preserve the environment.

Employees

As at the date hereof, the Company has 133 employees across all of its operations.

The Company believes that its success is dependent on the performance of its management team and key individuals, many of whom have specialized skills in the strategic development of a mining company, finance, financial reporting, legal, exploration, development and operation of mines in the United States and the precious metals industry. The Company believes that it has adequate personnel with the specialized skills required to carry out its current operations and anticipates making ongoing efforts to match its workforce capabilities with its business strategy for its operations as it evolves. The Board will continue to evaluate the required expertise and skills to execute the strategy described herein, and will seek to attract and retain the individuals required to meet the Company's goals.

Recent Developments in the Business

Development Plan Updates

As described above under *Principal Products and Markets*, in November, 2024 the Company announced a new development plan following a review of the strategic direction of the Company requested by the newly appointed CEO in September of 2024. The new development plan includes the development of three underground mines, as well as accelerating technical studies, permitting activities, and the development of two large oxide open pit deposits, one at Granite Creek and the other, Mineral Point, within the Ruby Hill Project area. As well as the refurbishment of the Lone Tree Plant. The new development plan is viewed by the Company as the most effective strategy to generate free cash flow while progressing earlier stage projects to provide a pipeline of growth over the medium and long term.

In conjunction with the development plan, the Company initiated a recapitalization of its balance sheet to support the new development plan. The Lone Tree Plant remains the centralized refractory mineral processing facility for the three planned underground mines within the new development plan. In August of 2025, the Board approved a limited notice to proceed in 2025 with detailed engineering to allow for the procurement of long-lead equipment and the commencement of permitting updates for the refurbishment of the Lone Tree Plant. In February 2026 the Board fully approved proceeding with the Lone Tree Plant refurbishment project.

Further, Management reported that a base metal focused joint venture on the Ruby Hill property does not fit the new development plan and gold-focused strategy. Given the Company's balance sheet constraints and additional capital required for the new development plan, all higher risk projects with low certainty of economic viability have been terminated or deferred. The Company will consider focusing on such projects when the balance sheet is in a stronger position and the Board approves allocating risk capital to these types of projects.

Orion Convertible Loan

On January 15, 2025, the Company completed the amendment and restatement of its convertible credit agreement with an affiliate of Orion ("Orion Convertible Loan"). As a result, the conditions relating to the deferral of gold and silver deliveries, and the extension of the Orion Convertible Loan (collectively, the "Waiver Agreements") required to be completed to date have been satisfied.

Further to the Orion Convertible Loan, Orion and i-80 Gold extended the maturity date by six months from December 13, 2025, to June 30, 2026, and certain security was put in place to secure the Company's obligations thereunder. Additional security against the Company's Ruby Hill and Granite Creek projects was put in place on March 31, 2025. In connection with the extension of the Orion Convertible Loan, the Company issued five million common share purchase warrants to Orion with an exercise price of C$1.01 and an expiry date of January 15, 2029 (the "2025 Orion Warrants").

In addition, in February 2025, i-80 Gold and Orion entered into an offtake agreement (the "Orion Offtake Agreement"). The Orion Offtake Agreement has similar terms to the Company's existing offtake agreement and commences once the current offtake agreement with Vox Royalty Corp. (the "Vox Offtake Agreement") expires at the end of December 2028.

Non-Brokered Prospectus Offering

On January 31, 2025, the Company announced the closing of its previously announced non-brokered prospectus offering of 28,212,593 Common Shares (the "Offered Shares") at a price of C$0.80 per Offered Share for aggregate gross proceeds to the Company of approximately C$22,570,074.

The Offered Shares were offered in each of the provinces and territories of Canada, other than Québec, pursuant to a prospectus supplement dated January 27, 2025 (the "Prospectus Supplement") to its short form base shelf prospectus filed on June 21, 2024 (the "Shelf Prospectus") and in the United States pursuant to the Company's U.S. registration statement on Form F-10 (Registration No. 333-279567), which includes the Shelf Prospectus and was declared effective by the United States Securities and Exchange Commission on June 25, 2024.

On February 28, 2025 the Company closed a private placement to certain insiders of the Company of an aggregate of 997,871 Common Shares at a price of C$0.80 per share for gross proceeds of approximately C$798,297.

First Supplemental Indenture to Convertible Indenture

On February 28, 2025, the Company announced that it entered into a first supplemental indenture (the "Supplemental Indenture") to the Convertible Debenture Indenture dated February 22, 2023 (the "Indenture") between the Company and the TSX Trust Company (the "Trustee") to finalize the proposed amendments to the terms of the Indenture as previously disclosed in the Company's news release issued on January 13, 2025.

On February 22, 2023, the Company closed a private placement offering of US$65 million principal amount of secured convertible debentures (the "Convertible Debentures") pursuant to the Indenture.

On October 15, 2024, holders of Convertible Debentures representing not less than 66 2/3% of the principal amount of the Convertible Debentures appointed, by written resolution, a committee of the Convertible Debenture holders (the "Committee"), to exercise, and to direct the Trustee to exercise, on behalf of the Convertible Debenture holders, the powers of the Convertible Debenture holders set out in the Indenture.

On February 28, 2025, the Committee delivered to the Company and the Trustee an extraordinary resolution approved by the Committee, acting on behalf of the Convertible Debenture holders, by instrument in writing effective, to approve the amendments to the Indenture as set forth in the Supplemental Indenture and to authorize and to direct the Trustee to enter into and execute the Supplemental Indenture. The Supplement Indenture amends the Indenture, to among other things, provide as follows:

(i) that the definitions relating to the conversion prices applicable to the conversion of the accrued and unpaid interest on the Convertible Debentures were revised to provide: (a) the conversion price applicable to the a debenture holder's right to elect to convert outstanding and accrued interest on the Convertible Debentures is equal to the volume weighted average price of the Common Shares on the ("TSX") during the five trading days immediately preceding the date of the debenture holder's election notice, less a discount of 15%, converted into US dollars at the Bank of Canada rate on such date; (b) the conversion price applicable to the Company' right to elect to convert outstanding and accrued interest on the Convertible Debentures is equal to equal to the greater of (x) 85% of the average closing price of the Common Shares as measured in US dollars on the NYSE American during the 10 business days immediately preceding the date of the Company's election notice, and (y) the volume weighted average price of Common Shares on the TSX during the five trading days immediately preceding the date of the Company's election notice, less a discount of 15%, converted into US dollars at the Bank of Canada rate on such date;

(ii) that the Company's right to grant security against the Cove Project would rank subordinate to the security granted to the Convertible Debenture holders; and

(iii) the Company with a redemption right in respect of all of the outstanding Convertible Debentures which allows the Company to redeem, in its sole discretion, all of the outstanding Convertible Debentures for cash at a 104% premium of the outstanding principal, along with accrued interest up to the redemption date.

The Convertible Debentures are senior unsecured obligation of the Company and are secured on a limited recourse basis by Premier USA, the Company's wholly-owned subsidiary, with recourse limited to a pledge of all present and future limited liability company units issued by its wholly-owned subsidiary, Au-Reka LLC. The Convertible Debentures are guaranteed on a full recourse basis by Au-Reka LLC which is secured by a first ranking security over all of Au-Reka LLC's present and future real and personal property (including the Cove Project). The Convertible Debentures are not redeemable prior to their maturity date, other than as set out above.

On February 11, 2026 the Company confirmed the mailing of a conditional mandatory redemption notice to all holders of the Convertible Debentures which are expected to be redeemed, as per the terms above, on March 16, 2026 subject to completion of the anticipated net smelter royalty financing agreement with Franco-Nevada U.S. Corporation which the Company announced on February 12, 2026.

Completed PEAs/Initial Assessments for Five Gold Projects

Technical reports for each material project were filed at the end of the first quarter of 2025 in accordance with S-K 1300 and Item 601 of Regulation S-K in the United States and in accordance with NI 43-101 in Canada.

Renewal of Third-Party Processing Agreements

On March 19, 2025 the Company confirmed it had finalized the extension of two third-party processing agreements (the "Processing Agreements") in respect of toll milling as well as ore sales for refractory and oxide material, respectively. The toll milling agreement is an extension and amendment of a prior processing agreement which expired in the fourth quarter of 2024, while the ore sales agreement is an amended and restated version of an existing agreement. The updated toll milling agreement is now extended until December 31, 2027. As part of this renewal process, the Company also confirmed that it is targeting to have the anticipated refurbishment of its autoclave facility at the Lone Tree Plant completed by December 31, 2027, to allow for all material from the Company's underground gold mines to be processed at its autoclave facility.

The impact of the economic terms of the Processing Agreements on the anticipated life of mine cash flows for the Archimedes underground project and the Granite Creek underground project are set out in the preliminary economic assessments, also known as "Initial Assessments" for each of the Ruby Hill Projects and the Granite Creek Projects originally filed on EDGAR at www.sec.gov in 2025 and are incorporated by reference as exhibits to this Annual on the date hereof in accordance with S-K 1300 and Item 601 of Regulation S-K, and on SEDAR+ (www.sedarplus.ca) in accordance with NI 43-101, and previously disclosed in the Company's press releases dated February 18, 2025 and March 5, 2025, respectively.

New Gold & Silver Prepay Agreement & Working Capital Facility

On March 31, 2025 the Company entered into a new gold and silver prepay arrangement with National Bank of Canada ("National Bank") under which National Bank purchased approximately 6,800 ounces of gold and 345,000 ounces of silver from the Company for delivery to National Bank by September 30, 2025 or earlier, upon an infusion of capital in line with the recapitalization plan (The "National Bank Prepay"). The proceeds of the National Bank Prepay were used to satisfy the March 31, 2025 gold and silver deliveries due to an affiliate of Orion Mine Finance ("Orion") under its respective Gold Prepay and Silver Purchase and sale agreements.   On May 16, 2025 the National Bank Prepay was repaid in full with proceeds from the Bought Deal Offering and Private Placement of the same date (described further below).

Working Capital Facility

On April 29, 2025, the Company finalized an amended and restated master purchase and sale agreement with Auramet International, Inc. with a term of 18 months, which serves a working capital facility (the "Auramet Agreement"). Under the Auramet Agreement, the Company may receive up to $12.0 million in prepayments for gold contained in mineralized material.

Bought Deal Offering and Private Placement

On May 16, 2025, the Company closed a bought deal public offering of 345.8 million units of the Company at a price of $0.50 per unit, comprised of one common share and one half of one common share purchase warrant (a "Warrant"), for aggregate gross proceeds of $172.9 million and net proceeds of $162.7 million. Each Warrant entitles the holder to purchase one common share at a price of $0.70 until November 16, 2027. In addition to the offering, the Company closed a concurrent private placement of 25.2 million units to certain directors and officers of the Company at a price of $0.50 per unit for aggregate gross proceeds of $12.6 million.

Available Information

General information about the Company is available through the Company's website at https://www.i80gold.com. The Company's press releases and filings with the SEC in the United States and on SEDAR+ in Canada are available free of charge within the Investors section of the Company's website at https://www.i80gold.com/investors/. In addition, the SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers, such as the Company, that are filed electronically with the SEC. The address of that website is https://www.sec.gov. The documents that the Company files under Canadian securities law requirements are available on SEDAR+ at the following address https://sedarplus.ca. The information on or linked to the Company's website is neither a part of nor incorporated by reference in this Annual Report or any of the Company's other SEC filings or filings made on SEDAR+. All references to www.i80gold.com in this Annual Report are inactive textual references only and information contained at that website is not incorporated herein and does not constitute a part of this Annual Report.

ITEM 1A. RISK FACTORS

Risks Relating to the Company's Business

The Company's mining operations are inherently dangerous and various factors could result in a prolonged interruption of the Company's operations and negatively impact its business and financial condition.

Mining operations are inherently dangerous and generally involve a high degree of risk. The Company's operations are subject to all of the hazards and risks normally encountered in the exploration, development and production of gold and silver, including, without limitation, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding, pit wall failure, mining voids and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, personal injury or loss of life, damage to property and environmental damage, all of which may result in possible legal liability. Although the Company expects that adequate precautions to minimize risk will be taken, mining operations are subject to hazards such as fire, rock falls, geo-mechanical issues, equipment failure, failure of retaining dams around tailings disposal areas and instability of historical tailings, which may result in environmental pollution and consequent liability. The occurrence of any of these events could result in a prolonged interruption of the Company's operations that would have a material adverse effect on its business, financial condition, results of operations and prospects.

The Company's current and proposed exploration and development programs may not result in profitable commercial mining operations and, due to factors beyond its control, may result in the Company not receiving an adequate return on invested capital.

Development of any of the Company's exploration and development-stage mineral projects will only follow upon, among other things, obtaining satisfactory exploration results and the completion of feasibility or other economic studies. The exploration and development of mineral deposits involve significant financial risks over a significant period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the current or proposed exploration programs on exploration properties in which the Company has an interest will result in a profitable commercial mining operation.

The economics of exploring and developing mineral properties are affected by many factors, including capital and operating costs, variations of the grades and tonnages of ore mined, fluctuating mineral market prices, costs of mining and processing equipment, and such other factors as government regulations, allowable production, importing and exporting of minerals and environmental protection. Whether developing a producing mine is economically feasible will depend upon numerous factors, most of which are beyond the control of the Company, including the availability and cost of required development capital, movement in the price of commodities, securing and maintaining title to mining tenements, as well as obtaining all necessary consents, permits and approvals for the development of the mine. Should a producing mine be developed at any of the Company's exploration or development-stage mineral properties, other factors will ultimately impact whether mineral extraction and processing can be conducted economically, including actual mineralization, consistency and reliability of ore grades and future commodity prices, as well as the effective design, construction and operation of processing facilities. The Company's operating expenses and capital expenditures may increase in subsequent years as consultants, personnel and equipment associated with advancing exploration, development and commercial production of its properties are added. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. Although the Company evaluates these risks and carries insurance policies to mitigate the risk of loss where economically feasible, not all of these risks are reasonably insurable and insurance coverages may contain limits, deductibles, exclusions and endorsements. The Company cannot assure that its coverage will be sufficient to meet its needs. Such a loss may have a material adverse effect on the Company.

Even if the development of one of the Company's projects is found to be economically feasible and approved by the Board, such development will require obtaining permits and financing, and the construction and operation of mines, processing plants and related infrastructure, including road access. As a result, the Company will be subject to all of the risks associated with establishing new mining operations, including those described above. The costs, timing and complexities of developing its projects may be greater than anticipated because such property interests are not located in developed areas, and, as a result, its property interests are not currently served by appropriate road access, water and power supply and other support infrastructure. Cost estimates may increase significantly as more detailed engineering work is completed on a project. It is common in new mining operations to experience unexpected costs, problems and delays during construction, development and mine start-up. In addition, delays in the early stages of mineral production often occur. Accordingly, the Company cannot provide assurance that its activities will result in profitable mining operations at its mineral properties.

The estimation of mineral reserves and mineral resources may be imprecise and depends upon subjective factors. Estimated mineral reserves and mineral resources may not be realized in actual production. The Company's results of operations and financial position may be adversely affected by inaccurate estimates.

Mineral reserves and mineral resources are estimates only, and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that mineral reserves can be mined or processed profitably. Mineral reserve and mineral resource estimates may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing and other relevant issues. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company's control. Such estimation is a subjective process and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data, the nature of the ore body and of the assumptions made and judgments used in engineering and geological interpretation. These estimates may require adjustments or downward revisions based upon further exploration or development work or actual production experience.

Fluctuations in gold or silver prices, results of drilling, metallurgical testing and production, the evaluation of mine plans after the date of any estimate, permitting requirements or unforeseen technical or operational difficulties may require revision of mineral reserve and mineral resource estimates. Prolonged declines in the market price of gold (or applicable by-product metal prices) may render mineral resources containing relatively lower grades of mineralization uneconomical to recover and could materially reduce the Company's mineral resources. Should reductions in mineral resources or mineral reserves occur, the Company may be required to take a material write-down of its investment in mining properties, reduce the carrying value of one or more of its assets or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. Mineral resources and mineral reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations. There is a degree of uncertainty attributable to the calculation and estimation of mineral resources and mineral reserves and corresponding grades being mined, and, as a result, the volume and grade of mineral reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of mineral reserves and mineral resources, or of the Company's ability to extract these mineral reserves, could have a material adverse effect on the Company's results of operations and financial condition.

Mineral resources are not mineral reserves and have a greater degree of uncertainty as to their existence and feasibility. There is no assurance that mineral resources will be upgraded to proven or probable mineral reserves.

The Company's mineral resources do not have demonstrated economic viability and may never be classified as proven or probable mineral reserves.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. There is no assurance that the mineral resources estimated by the Company will ever be classified as proven or probable mineral reserves as a result of continued exploration. In addition, mineral resources that are classified as inferred mineral resources are considered too speculative geologically to have economic considerations applied to them to enable them to be categorized as mineral reserves. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that the estimated tonnage and grades as stated will be achieved or that they will be upgraded to measured and indicated mineral resources or proven and probable mineral reserves as a result of continued exploration.

Fluctuating commodity prices may result in the Company not receiving an adequate return on invested capital and a loss of all or part of an investment in securities of the Company may result.

Upon achieving commercial production, the Company's profitability will be dependent upon the market price of gold and any other metals contained in minerals discovered. Historically, gold prices have fluctuated widely and are affected by numerous external factors beyond the Company's control, including industrial and retail demand, central bank lending, sales and purchases of gold, forward sales of gold by producers and speculators, production and cost levels in major producing regions, short-term changes in supply and demand because of speculative hedging activities, confidence in the global monetary system, expectations of the future rate of inflation, the strength of the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates, terrorism and war, the spread of communicable diseases and other global or regional political or economic events. Gold and silver prices have fluctuated widely and are sometimes subject to rapid short-term changes because of speculative activities. The exact effect of these factors cannot be accurately predicted, but any one of, or any combination of, these factors may result in the Company not receiving an adequate return on invested capital and a loss of all or part of an investment in securities of the Company may result.

Failure to further develop the Company's anticipated three underground mines and two potential open pit projects may result in a material adverse effect on the Company's business, financial condition, results of operations, cash flows and prospects.

The ability of the Company to sustain or increase its present level of gold and silver production is dependent, in part, on the success of its projects. Each of the Ruby Hill, Granite Creek and Lone Tree properties include ongoing extraction, with residual leaching of historic leach pads at Lone Tree and Ruby Hill producing minor amounts of gold. Cove is an exploration stage project. Risks and unknowns inherent in all projects include, but are not limited to: the accuracy of mineral reserve and mineral resource estimates; metallurgical recoveries; geotechnical and other technical assumptions; capital and operating costs of ongoing production of these projects; the future price of gold and silver; environmental compliance regulations and restraints; political climate and/or governmental regulation and control; the accuracy of engineering; the ability to manage large-scale construction and scoping of major projects, including delays, aggressive schedules and unplanned events and conditions. The significant capital expenditures and long time period required to further develop these projects are considerable and changes in costs and market conditions or unplanned events or construction schedules can affect project economics. The Company's ability to maintain licenses to operate these projects is also important to the success of these projects. Actual costs and economic returns may differ materially from estimates prepared by the Company, or the Company could fail or be delayed in obtaining all approvals necessary for execution of these projects, in which case, any or all of the projects may not proceed either on its original timing or at all. In addition, none of the Ruby Hill Projects, the Granite Creek Projects, Cove Project or the Lone Tree Project may demonstrate attractive economic feasibility at low gold or silver prices.

The capital costs for each of the Ruby Hill Projects, the Granite Creek Projects, Cove Project and the Lone Tree Project may outweigh the Company's capital, financial and staffing capacity and may adversely affect the development of these projects. The inability to further develop these projects could have a material adverse effect on the Company's business, financial condition, results of operations, cash flows or prospects.

Projects also require the successful completion of feasibility studies, the resolution of various fiscal, tax and royalty matters, the issuance of, and compliance with, necessary governmental permits and the acquisition of satisfactory surface or other land rights. It may also be necessary for the Company to, among other things, find or generate suitable sources of water and power for the project, ensure that appropriate community infrastructure is developed by third parties to support the project and to secure appropriate financing to fund these expenditures. It is also not unusual in the mining industry for mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring the investment of more capital than anticipated.

If the Company is not able to obtain any additional financing required to develop the Lone Tree Project, the Cove Project, the Granite Creek Projects, or the Ruby Hill Projects, it may be required to reduce the scope of its planned business objectives, which may have a material adverse effect on its future prospects.

The Company will have various capital requirements and exploration and development expenditures as it proceeds to expand exploration, accelerate permitting and development activities at its mineral properties (including the anticipated refurbishment and retrofit of the Lone Tree facilities), develop any such properties or take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may be presented to it. Funds from mining operations at the Granite Creek Underground Project is not expected to be sufficient to fund the capital requirements of the Ruby Hill Projects, the Lone Tree Project or the Cove Project. The continued exploration and future development of the Company's exploration and development-stage properties will therefore depend on the Company's ability to obtain the required financing. In particular, any potential development of its projects will require substantial capital commitments, which the Company cannot currently quantify with certainty and may not currently have in place. The Company can provide no assurance that it will be able to obtain financing on favorable terms or at all.

In addition, the Company may incur substantial costs in pursuing future capital requirements, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. The ability to obtain needed financing may be impaired by such factors as the capital markets (both generally and in the gold industry in particular), the price of gold on the commodities markets (which will impact the amount of asset-based financing available) and/or the loss of key management personnel. If the Company is unable to obtain additional financing as needed, it may not be able to move forward with its planned exploration and development activities at the Ruby Hill Projects, the Lone Tree Project, the Cove Project and the Granite Creek Projects. Any of the foregoing could have a material adverse effect on the Company's business, financial condition, results of operations, cash flows or prospects.

The Company may not be able to generate sufficient cash to service all of its indebtedness and may be forced to take other actions to satisfy its obligations under such indebtedness, which may not be successful.

The Company's ability to make scheduled payments of the principal of, to pay interest on or to refinance its indebtedness depends on the Company's future performance, which is subject to economic, financial, competitive and other factors, many of which are not under the control of the Company. Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due, including, among others, debt repayments, interest payments and contractual commitments.

The Company may not continue to generate cash flow from operations in the future sufficient to service the debt and make necessary capital expenditures. If the Company is unable to generate such cash flow, it may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. The Company's ability to refinance its indebtedness will depend on the capital markets and its financial condition at such time. The Company may not be able to engage in any of these activities, or engage in these activities on desirable terms, which could result in a default on its debt obligations.

In addition, the Company's arrangements with Orion and a fund managed by Sprott Asset Management USA, Inc. ("Sprott"), National Bank of Canada and Auramet International Inc. and the Convertible Debentures require the Company to satisfy various affirmative and negative covenants and to meet certain financial ratios and tests. These covenants limit, among other things, the Company's ability to incur further indebtedness, create certain liens on assets, or engage in certain types of transactions. There are no assurances that the Company will not, as a result of such covenants, be limited in its ability to respond to changes in its business or competitive activities, or be restricted in its ability to engage in mergers, acquisitions or dispositions of assets. Furthermore, a failure to comply with such covenants could result in an event of default under any debt instruments, which may allow the lenders thereunder to accelerate repayment obligations or enforce security, if any.

Failure to achieve capital and operational cost estimates could have an adverse impact on the Company's future cash flows and financial condition.

Decisions about the development of the Company's mineral properties in the future will ultimately be based upon technical studies. Technical studies derive estimates of cash operating costs based upon, among other things: anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed; anticipated recovery rates of gold, silver and other metals from the ore; cash operating costs of comparable facilities and equipment; and anticipated climatic conditions.

It is important to note that the economic parameters described in technical studies include a number of assumptions and estimates that could prove to be incorrect. For example, capital costs, operating costs, production and economic returns and other estimates contained in studies or estimates prepared by or for the Company may differ significantly from those anticipated by the Company's current studies and estimates, and there can be no assurance that the Company's actual operating costs will not be higher than currently anticipated. The Company's actual costs may vary from estimates for a variety of reasons, including: short-term operating factors; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods and earthquakes; the outbreak of communicable diseases; and unexpected labor shortages or strikes. Operational costs may also be affected by a variety of factors, including: changing waste-to-ore ratios; ore grade metallurgy; labor costs; the cost of commodities; general inflationary pressures; currency exchange rates; availability and terms of financing; difficulty of estimating construction costs over a period of years; delays in obtaining environmental or other government permits; and potential delays related to social and community issues. Many of these factors are beyond the Company's control. Failure to achieve estimates or material increases in costs could have an adverse impact on the Company's future cash flows, business, results of operations and financial condition.

Furthermore, delays in the construction and commissioning of mining projects or other technical difficulties may result in even further capital expenditures being required. Any delay in the development of a project or cost overruns or operational difficulties once the project is fully developed may have a material adverse effect on the Company's business, results of operations and financial condition.

Forecasts of future production are estimates and actual production may be less than estimated, which could have a material adverse effect on the Company's results of operations and financial condition.

Forecasts of future production at the Company's mineral projects are estimates prepared by senior management of the Company and are based on interpretation and assumptions and actual production may be less than estimated. The ability of the Company to achieve and maintain the production rates on which such estimates are based is subject to a number of risks and uncertainties. Production estimates for all of the Company's mineral projects are dependent on, among other things, the accuracy of mineral reserve and mineral resource estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions, and the physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics, and the accuracy of estimated rates and costs of mining and processing. Actual production at the Company's mineral projects may vary from estimates prepared by the Company for a variety of reasons. The failure to achieve production estimates could have a material adverse effect on the Company's results of operations and financial condition. There is no guarantee that anticipated production costs will be achieved at any of the Company's mineral projects. Failure to achieve anticipated production costs could have a material adverse impact on the Company's ability to repay any loans and generate revenue and cash flow to fund operations and future profitability.

Completion of Lone Tree Plant Refurbishments and Reliance on Third-Party Processing Agreements

Pursuant to the autoclave toll milling agreement dated October 14, 2021 (the "Toll Milling Agreement"), involving Osgood LLC and a third party processor, (the "Processor"), the Processor agreed to process up to an aggregate of 1,000 tons/day of ore produced from the Granite Creek Project at its autoclave facilities, until the earlier of (i) the date the autoclave facility at the Lone Tree Plant becomes fully operational, and (ii) October 14, 2024, subject to extension by mutual agreement between the parties. In March of 2025, a new toll milling (autoclave) agreement was entered into with the Processor for a term expiring on December 31, 2027, with Ruby Hill Mining Company, LLC included as a party thereto (the "New Toll Milling Agreement").

The Company anticipates that it will process refractory material from its Granite Creek underground mine and Archimedes underground mine at the Processor's autoclave facility until such time that the autoclave facility at the Lone Tree Plant is operational. Based on the Company's completed refurbishment study, the Company's autoclave facility at the Lone Tree Plant is targeted for completion by the end of 2027. If the Lone Tree Plant autoclave refurbishment is not completed by December 31, 2027, there is no certainty that the Company will be able to arrive at a mutual agreement for extension of the New Toll Milling Agreement with the Processor. In such circumstances, if the Company is unable to obtain an extension of the New Toll Milling Agreement in a timely manner (or at all), the Company will be required to seek other arrangements for the processing of refractory material from its Granite Creek and Archimedes underground operations. There can be no certainty that such arrangement can be reached in a timely manner (or at all) on terms that are acceptable to the Company. If an extension of the New Toll Milling Agreement or an alternative arrangement cannot be obtained, the Company's underground operations at Granite Creek and Archimedes will be disrupted until such time as an extension or alternative arrangement can be reached. As the Company is dependent on third parties' autoclave facilities, there can be no assurance that there will not be interruptions in production capabilities and/or increase in production costs or reduction in profitability as a result of toll milling arrangements. In addition, under the Company's new development plan, the Lone Tree Plant is envisioned to process material from the Company's three underground mines, Granite Creek, Archimedes, and Cove to establish a regional hub-and-spoke mining and processing model. In the event that refurbishment and commissioning of the Lone Tree Plant is not completed as planned or at all, the Company will be delayed in its anticipated transition from toll milling to owner-operated processing.

Any delay in the refurbishment and commissioning of the Lone Tree Plant and/or any other interruptions in the Company's ability to process refractory material from its Granite Creek and Archimedes operations, will have a material adverse effect on the Company's results of operations and financial performance and condition.

The Company may continue to have negative cash flow from operating activities in future periods.

The Company had negative cash flow from operating activities for the year ended December 31, 2025. The Company cannot guarantee that it will have positive or negative cash flow from operating activities in future periods. The Company cannot provide any assurances that it will achieve sufficient revenues (if at all) or maintain profitability or positive cash flow from operating activities. If the Company does not achieve or maintain profitability or positive cash flow from operating activities, then there could be a material adverse effect on the Company's business, financial condition and results of operation, and the Company may need to deploy a portion of its working capital to fund such negative operating cash flows or seek additional sources of funding.

The Company is dependent on a small number of key employees. The loss of one or more of these key employees, if not replaced, could have a material adverse effect on the Company's business, results of operations and financial condition.

The Board and management of the Company currently consist of a relatively small number of key personnel, the loss of any of whom could have a material adverse effect on its operations. There is intense competition for engineers, geologists and persons with mining expertise. The ability of the Company to hire and retain engineers, geologists and persons with mining expertise is key to its mining operations. Further, relations with employees may be affected by changes in the scheme of labor relations that may be introduced by the relevant governmental authorities in the jurisdictions in which the Company's mining operations are conducted. Changes in such legislation or otherwise in the Company's relationships with its employees may result in strikes, lockouts or other work stoppages, any of which could have a material adverse effect on the Company's mining operations, results of operations and financial condition.

The Company does not have in place formal programs for succession and training of management and does not have key person insurance on such individuals, which insurance would provide the Company with insurance proceeds in the event of their death. Without key person insurance, the Company may not have the financial resources to develop or maintain its business until it replaces the individual. The loss of one or more of these key employees, if not replaced, could have a material adverse effect the Company's business, results of operations and financial condition.

Failure to retain directors and senior management could have material adverse effect on the Company and its prospects.

The success of the Company is largely dependent on the performance of the Board and senior management. There is no assurance that the Company can maintain the services of the Board and management or other qualified personnel required to operate its business. Failure to do so could have a material adverse effect on the Company and its prospects.

The Company relies on third parties for important relationships and services. Any loss of one or more of these key business alliances or contracts could adversely impact the Company and its business, operating results and prospects.

The Company relies significantly on strategic relationships with other entities. The Company also relies on good relationships with regulatory and governmental departments and upon third parties to provide essential contracting services. There can be no assurance that the Company's existing relationships will continue to be maintained or that new ones will be successfully formed, and the Company could be adversely affected by changes to such relationships or difficulties in forming new ones. Any circumstance which causes the early termination or non-renewal of one or more of these key business alliances or contracts could adversely impact the Company, its business, operating results and prospects.

The Company's financial statements may not reflect what the Company's financial position, results of operations or cash flows will be in the future.

The Company believes that management has made reasonable assumptions underlying the Company's financial statements, such as expenses related to employee benefits, finance, human resources, legal, information technology and executive management. However, because the Company's financial statements are based on certain assumptions, the Company's financial statements may not reflect what the Company's financial position, results of operations or cash flows will be in the future.

There can be no assurance that the Company's title to mineral projects will be secured or that it will not be affected by an unknown title defect.

The acquisition of title to mineral projects is a very detailed and time-consuming process. Although the Company has taken precautions to ensure that legal title to its property interests is properly recorded in the name of the Company where possible, there can be no assurance that such title will ultimately be secured. Furthermore, there is no assurance that the interests of the Company in any of its properties may not be challenged or impugned. Title insurance is generally not available for mineral properties and the Company has a limited ability to ensure that it has obtained secure claim to individual mineral claims. While the Company intends to take all reasonable steps to maintain title to its mineral properties, there can be no assurance that the Company will be successful in extending or renewing mineral rights on or prior to expiration of their term, or that the title to any such properties will not be affected by an unknown title defect.

The Company's activities are subject to extensive governmental regulation. The costs and delays associated with obtaining necessary licenses and permits from governmental bodies could stop or materially delay or restrict the Company from proceeding with the development of an exploration project, which in turn could have a material adverse effect on its business.

Exploration, development and mining of minerals are subject to extensive federal, provincial, state and local laws and regulations governing acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, water use, land use, environmental protection and remediation, endangered and protected species, mine safety and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied or amended in a manner that could have a material adverse effect on the business, financial condition and results of operations of the Company.

The costs and delays associated with obtaining necessary licenses and permits and complying with these licenses and permits and applicable laws and regulations could stop or materially delay or restrict the Company from proceeding with the development of an exploration project. Any failure to comply with applicable laws and regulations or licenses and permits, even if inadvertent, could result in interruption or closure of exploration, development or mining operations or material fines, penalties or other liabilities. The Company may be required to compensate those suffering loss or damage by reason of its mining operations and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits.

In addition, any changes in government policy may result in changes to laws affecting ownership of assets, mining policies, monetary policies, taxation, royalty rates, rates of exchange, environmental regulations, labor relations and return of capital. This may affect both the ability of the Company to undertake exploration and development activities in respect of present and future properties in the manner currently contemplated, as well as the ability of the Company to continue to explore, develop and operate those properties in which it has an interest or in respect of which it has obtained exploration and development rights to date. The possibility that future governments may adopt substantially different policies, which might extend to expropriation of assets, cannot be ruled out.

Public Health Risks

The Company's business, operations and financial condition could be materially adversely affected by the outbreak of epidemics or pandemics or other health crises. On March 11, 2020, the outbreak of the novel strain of coronavirus, specifically identified as "COVID-19", was classified as a global pandemic, which resulted in governments enacting emergency measures to combat the spread of the virus. These measures, which included the implementation of travel bans, self-imposed quarantine periods and social distancing, caused material disruption to businesses globally resulting in an economic slowdown. While the Company experienced minimal disruption to its operations during the COVID-19 pandemic, there may be impacts in the future on the Company's operations, key suppliers, supply chain, and cash flows, the Company's ability to raise financing or the pricing of such financing should another pandemic or health crises occur.

Interference in the maintenance or provision of the Company's infrastructure could adversely affect the Company's operations, financial condition and results of operations.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, railways, power sources and water supply are important determinants affecting capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company's operations, financial condition and results of operations.

Labor difficulties might result in the Company not meeting its business objectives.

Factors such as work slowdowns or stoppages caused by, among other things, the attempted unionization of operations and difficulties in recruiting qualified miners and hiring and training new miners could materially adversely affect the Company's business. This would have a negative effect on the Company's business and results of operations, which might result in the Company not meeting its business objectives.

Failure to maintain or obtain permits and licenses could cause increases in exploration expenses, capital and operating expenditures or require abandonment or delays in development or exploitation of mining properties.

The Company is required to maintain in good standing a number of permits and licenses from various levels of governmental authorities in connection with the development and operations at its mineral properties.

Although the Company has all required permits for its current state of operations, there is no assurance that delays will not occur in the renewal of certain permits and there is no assurance that the Company will be able to obtain additional permits for any possible future changes to operations or additional permits associated with new legislation. There is also no assurance that the Company can obtain, or that there will not be delays in obtaining, the environmental approval or permits necessary to develop any future projects.

To the extent such approvals or consents are required and are delayed or not obtained, the Company may be curtailed or prohibited from continuing its operations or proceeding with any further development. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in the exploration, development or exploitation of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies or more stringent implementation thereof could have a material adverse impact on the Company and cause increases in exploration expenses and/or capital and operating expenditures or require abandonment or delays in development or exploitation of mining properties.

The Company's operations are subject to extensive environmental regulation and non-compliance with any laws could result in enforcement actions and cause operations to cease or be curtailed or lead to significant financial exposure.

The operations of the Company are subject to environmental regulations promulgated by government agencies from time to time and primarily the Nevada Division of Environmental Protection. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental hazards may exist on the properties on which the Company holds interests which are unknown to the Company at present, and which have been caused by previous or existing owners or operators of the properties. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in exploration or mining operations may be required to compensate those suffering loss or damage by reason of the exploration or mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs, reduction in levels of production at producing properties, or abandonment or delays in development of new mining properties. The potential financial exposure may be significant.

The Company is subject to land reclamation requirements. If the Company is required to carry out unanticipated reclamation work, its financial position could be adversely affected.

Land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long-term effects of land disturbance. Reclamation may include requirements to treat ground and surface water to drinking water standards, control dispersion of potentially deleterious effluents and reasonably re-establish pre-disturbance landforms and vegetation.

In order to carry out reclamation obligations imposed on the Company in connection with exploration, potential development and production activities, the Company may be required to allocate financial resources that might otherwise be spent on further exploration and development programs. In addition, regulatory changes could increase the Company's obligations to perform reclamation and mine closing activities. If the Company is required to carry out unanticipated reclamation work, the Company's financial position could be adversely affected.

If the Company is not able to arrange for, or continue to obtain, surety bonds in favor of government agencies, it could adversely affect the Company's business, financial condition and results of operations.

The Company, in the ordinary course of its operations and developments, is required to issue financial assurances including surety bonds and/or bank guarantee instruments, in favor of government agencies as financial support for environmental reclamation and exploration permitting at its properties. The Company's ability to provide such assurances is subject to external financial and credit markets and assessments, and its own financial position. If the Company is not able to arrange for, or continue to obtain, satisfactory surety bonds in favor of government agencies, as financial support for environmental reclamation and exploration permitting at its properties, this could adversely affect the Company's business, financial condition and results of operations.

There are significant hazards associated with mining activities, some of which may not be fully covered by insurance. The Company might become subject to liability for hazards which it may not be insured against and could incur significant costs from the losses arising out of such events.

The Company's business is subject to production and operational risks that could have a material adverse effect on the financial condition, results of operations or cash flows of the Company and the Company's insurance may not cover these risks and hazards adequately or at all.

Mining and metals processing involve significant production and operational risks normally encountered in the exploration, development and production of gold and other base or precious metals, some of which are outside of the Company's control, including, without limitation, the following: unanticipated ground and water conditions; adverse claims to water rights and shortages of water to which the Company has rights; adjacent or adverse land or mineral ownership that results in constraints on current or future mine operations; geological problems, including seismic activity, earthquakes and other natural disasters; metallurgical and other processing problems; unusual or unexpected mineralogy or rock formations; ground or slope failures; tailings design or operational issues, including dam breaches or failures; structural cave-ins, wall failures or rock-slides; flooding or fires; equipment failures; periodic interruptions due to inclement or hazardous weather conditions or operating conditions and other force majeure events; lower than expected ore grades or recovery rates; accidents; delays in the receipt of or failure to receive necessary government permits; delays in transportation; the results of litigation, including appeals of agency decisions; interruption of energy supply; labor disputes; inability to obtain satisfactory insurance coverage; the availability of drilling and related equipment in the area where mining operations will be conducted; and the failure of equipment/processes to operate in accordance with specifications or expectations.

These risks could result in damage to, or destruction of, the any of the Company's mineral projects, resulting in partial or complete shutdowns, personal injury or death, environmental or other damage to properties of the Company or others, delays in mining, reduced production, monetary losses and potential legal liability. Milling operations are subject to hazards, such as equipment failure or failure of retaining dams around tailings disposal areas that may result in personal injury or death, environmental pollution and consequential liabilities. In addition, the Company relies on a few key vendors for its operations. A breach of the applicable contract by any of these vendors, a significant dispute with any of these vendors, a force majeure event or other operational or financial issues affecting one or more of these vendors, including labor strikes or work stoppages, or any other event that would significantly impede the ability of these vendors to perform their contractual obligations to the Company or that would have a significant negative impact on the Company's contractual relationship with them would adversely affect the ability of the Company to produce its primary products, which could have a material impact on the Company's financial condition and results of operations.

Although the Company may maintain insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with its operations and insurance obtained may contain exclusions and limitations on coverage. In addition, although certain risks are insurable, the Company may be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or, if available, may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration, development and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which it may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its business, consolidated financial condition and results of operations.

Existing or future competition in the mining industry could materially adversely affect the Company's prospects for mineral exploration and success in the future.

There is significant competition in the precious metals mining industry for mineral rich properties that can be developed and produced economically, the technical expertise to find, develop and operate such properties, the labor to operate the properties and the capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals but conduct refining and marketing operations on a global basis. As a result of this competition, some of which is with large established mining companies with substantial capabilities and greater financial and technical resources than the Company, the Company may be unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its projects. Existing or future competition in the mining industry could materially adversely affect the Company's prospects for mineral exploration and success in the future. Increased competition can result in increased costs and lower prices for metal and minerals produced and reduced profitability. Consequently, the revenues of the Company, its operations and financial condition could be materially adversely affected.

From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties, thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

The Company may fail to select appropriate acquisition targets and may not be able to integrate any acquired businesses and their workforce into the Company.

The Company will continue to seek new resource properties and development opportunities in the mining industry. In pursuit of such opportunities, the Company may fail to select appropriate acquisition targets or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their workforce into the Company. Ultimately, any acquisitions would be accompanied by risks, which could include changes in commodity prices, difficulty with integration, failure to realize anticipated synergies, significant unknown liabilities, delays in regulating approvals and exposure to litigation. Any material issues that the Company encounters in connection with an acquisition could have a material adverse effect on its business, results or operations and financial position.

There may be undisclosed risks and liabilities relating to the Company's acquisitions.

While the Company conducted substantial due diligence of the acquisitions of its various projects, including the acquisitions of the Granite Creek Project, the Ruby Hill Project, the Lone Tree Project, and the FAD Project (collectively, the "Acquisitions"), there are risks inherent in any acquisition. Specifically, there could be unknown or undisclosed risks or liabilities relating to these projects for which the Company is not indemnified pursuant to the provisions of the agreements relating to the Acquisitions. Any such unknown or undisclosed risks or liabilities could have a material adverse effect on its business, results of operations and financial position. The Company could encounter additional transaction and integration related costs or other factors, such as the failure to realize all of the benefits anticipated in the Acquisitions. All of these factors could cause dilution to the Company's earnings per share or decrease or delay the anticipated accretive effect of the Acquisitions and cause a decrease in the market price of the Common Shares.

The anticipated benefits of the Company's Acquisitions may not be realized.

There can be no assurance that management of the Company will be able to fully realize the expected benefits of the Acquisitions. There is a risk that some or all of the expected benefits will fail to materialize or may not occur within the time periods anticipated by management of the Company. The realization of such benefits may be affected by a number of factors, many of which are beyond the control of the Company.

The Company's directors and officers may be subject to conflicts of interest in their capacities as directors and officers of other public resource companies.

The directors and officers of the Company may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies. Situations may arise in connection with potential acquisitions and investments where the other interests of these directors and officers may conflict with the interests of the Company.

The Company is subject to the ESTMA, and any non-compliance thereof could lead to significant fines and sanctions.

The *Canadian Extractive Sector Transparency Measures Act* ("ESTMA"), which became effective June 1, 2015, requires public disclosure of payments to governments by mining and oil and gas companies engaged in the commercial development of oil, gas and minerals who are either publicly listed in Canada or with business or assets in Canada. Mandatory annual reporting is required for extractive companies with respect to payments made to foreign and domestic governments at all levels, including entities established by two or more governments. ESTMA requires reporting on the payment of any taxes, royalties, fees, production entitlements, bonuses, dividends, infrastructure improvement payments and any other prescribed payment over $100,000. Failure to report, false reporting or structuring payments to avoid reporting may result in fines of up to $250,000 (which may be concurrent). If the Company becomes subject to an enforcement action or is in violation of ESTMA, this may result in significant penalties, fines and/or sanctions, which may have a material adverse effect on the Company's reputation.

The Company's success depends on developing and maintaining relationships with local communities and other stakeholders, which cannot be guaranteed.

The Company's relationships with the communities in which it operates are critical to the future success of its existing operations and the construction and development of its projects. In recent years, there has been ongoing and potentially increasing public concern relating to the effects of resource extraction on the natural landscape, communities and the environment. Certain non-governmental organizations, public interest groups and reporting organizations ("NGOs") who oppose globalization and resource development can be vocal critics of the mining industry and its practices, including the use of cyanide and other hazardous substances in processing activities. In addition, there have been many instances in which local community groups have opposed resource extraction activities, resulting in disruption and delays to the relevant operations. Adverse publicity generated by such NGOs or others related to the mining industry, or to extractive industries generally, could have an adverse effect on the Company's reputation or financial condition and may impact its relationship with the communities in which it operates. While the Company seeks to operate in a socially responsible manner and believes it has good relationships with local communities in the regions in which it operates, there is no guarantee that its efforts in this respect will mitigate this potential risk. NGOs or local community groups could direct adverse publicity against and/or disrupt the operations of the Company in respect of one or more of its properties, despite the Company's successful compliance with social and environmental best practices. Any such actions and the resulting media coverage could have adverse effects on the reputation and financial condition of the Company or its relationships with the communities in which it operates, which could have a material adverse effect on the business, financial condition, results of operations, cash flows or prospects of the Company.

The Company's ability to successfully obtain key permits and approvals to explore for, develop and operate mines and to successfully operate in Nevada will likely depend on its ability to develop, operate and close mines in a manner that is consistent with the creation of social and economic benefits in the surrounding communities, which may or may not be required by law. Mining operations should be designed to minimize the negative impact on such communities and the environment, for example, by modifying mining plans and operations or by relocating those affected to an agreed location. The cost of these measures could increase capital and operating costs and therefore could have an adverse impact upon the Company's financial condition and operations. The Company seeks to promote improvements in health and safety, human rights, environmental performance and community relations. However, the Company's ability to operate could be adversely impacted by accidents or events detrimental (or perceived to be detrimental) to the health, safety and well-being of the Company's employees, human rights, the environment or the communities in which the Company operates.

The Company may become subject to disputes with third parties and an inability to resolve these disputes favorably could have a material adverse impact on the Company's business and financial condition.

The Company may become involved in disputes with third parties in the future that may result in litigation. The results of litigation cannot be predicted with certainty and defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. If the Company is unable to resolve these disputes favorably, or if the cost of the resolution is substantial, such events may have a material adverse impact on the Company's business, rights, financial condition, results of operations, cash flows or prospects.

Damage to the Company's image and reputation may lead to decreased investor confidence and impede the Company's ability to advance its projects.

Damage to the Company's reputation can be the result of the actual or perceived occurrence of any number of events and could include any negative publicity, whether true or not. Although the Company places a great emphasis on protecting its image and reputation, it does not ultimately have direct control over how it is perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations and decreased investor confidence and may act as an impediment to the Company's overall ability to advance its projects, thereby having a material adverse impact on financial performance, cash flows and growth prospects.

Climate change could have a material adverse impact on the Company's business and results of operations.

There is significant evidence of the effects of climate change on our planet and an intensifying focus on addressing these issues. Climate change is a global challenge that may have both favorable and adverse effects on our business in a range of possible ways. Mining and processing operations are energy intensive and result in a carbon footprint either directly or through the purchase of fossil-fuel based electricity. As such, the Company is impacted by current and emerging policy and regulation relating to greenhouse gas emission levels, energy efficiency, and reporting of climate change related risks. While some of the costs associated with reducing emissions may be offset by increased energy efficiency, technological innovation, or the increased demand for our metals as part of technological innovations, the current regulatory trend may result in additional transition costs at some of our operations. Governments are introducing climate-change legislation and treaties at the international, national, and local levels, and regulations relating to emission levels and energy efficiency are evolving and becoming more rigorous. Current laws and regulatory requirements are not consistent across the jurisdictions in which we operate, and regulatory uncertainty is likely to result in additional complexity and cost in our compliance efforts. Public perception of mining is, in some respects, negative and there is increasing pressure to curtail mining in many jurisdictions as a result, in part, of perceived adverse effects of mining on the environment and on local communities. Concerns around climate change may also affect the market price of our Common Shares as institutional investors and others may divest interests in industries that are thought to have more environmental impacts. While the Company is committed to operating responsibly and reducing the negative effects of our operations on the environment, our ability to reduce emissions and energy and water usage by increasing efficiency and adopting new innovation is constrained by technological advancement, operational factors, and economics. Adoption of new technologies, the use of renewable energy, and infrastructure and operational changes necessary to reduce water usage may also increase our costs significantly. Concerns over climate change, and our ability to respond to regulatory requirements and societal pressures, may have significant impacts on our operations and our reputation and may even result in reduced demand for our products.

The physical risks of climate change could also adversely impact our operations. These risks include, among other things, extreme weather events, resource shortages, changes in rainfall and storm patterns and intensities, water shortages, changing sea levels, and extreme temperatures. Over the past several years, changing weather patterns and climatic conditions due to natural and man-made causes have added to the unpredictability and frequency of natural disasters, such as hurricanes, earthquakes, hailstorms, wildfires, snow, ice storms, the spread of disease and insect infestations. Climate-related events such as mudslides, floods, droughts, and fires can have significant impacts, directly and indirectly, on our operations and could result in damage to our facilities, disruptions in accessing our sites with labor and essential materials or in shipping products from our mines, risks to the safety and security of our personnel and to communities, shortages of required supplies such as fuel and chemicals, inability to source enough water to supply our operations, and the temporary or permanent cessation of one or more of our operations. There is no assurance that we will be able to anticipate, respond to, or manage the risks associated with physical climate change events and impacts, and this may result in material adverse consequences to our business and to our financial results.

The Company may not be able to access the resources and materials it needs to advance its exploration programs.

Mining exploration requires ready access to mining equipment, such as drills, and crews to operate that equipment. There can be no assurance that such resources will be available to the Company on a timely basis or at a reasonable cost. Failure to obtain these resources when needed may result in delays in the Company's exploration programs.

The Company's mineral properties or mineral projects may be subject to various land payments and any failure by the Company to satisfy such payments could result in the loss of property interests.

The Company's mineral properties or projects may be subject to various land payments, royalties and/or work commitments. Failure by the Company to meet its payment obligations or otherwise fulfill its commitments under these agreements could result in the loss of related property interests.

Geological, hydrological, and climatic events could have a material adverse effect on the Company.

All mining operations face geotechnical, hydrological and climate challenges. Unanticipated adverse geotechnical and hydrological conditions, such as landslides, subsidence and uplift, embankment failures and rock fragility may occur in the future and such events may not be detected in advance. Geotechnical instabilities and adverse climatic conditions can be difficult to predict and are often affected by risks and hazards outside of the Company's control, such as severe weather and seismic activity. Geotechnical failures could result in limited or restricted access to mines, suspension of operations, environmental damage, government investigations, increased monitoring costs, remediation costs, loss of mineralized material and other impacts, which could result in loss of revenue or increased costs and could result in a material adverse effect on the Company's business, financial condition, results of operations, cash flows or prospects.

Rising inflation could lead to increased costs.

Consumer price inflation has risen significantly in recent years and if it continues will mean much higher costs for the Company's expenditure programs. The Company's program cost estimates could rapidly become out-of-date. If this happens, the Company will need to either raise additional funds causing equity dilution or increased debt levels or reduce its expenditures and reducing progress. Increases in inflation usually result in central bank interest rate hikes which can trigger negative capital market conditions making financing difficult. While inflation increases have often led to higher precious metals prices, there can be no assurance of that, and the Company's operations and its share price could be adversely affected by increased inflation.

Trade Wars could lead to increased costs.

If high US tariffs are imposed on other countries and other countries retaliate with import tariffs on US products, the consequences on the capital markets and global supply chains could adversely impact the Company's ability to raise funds and source the supplies the Company relies on to perform its planned work programs or, if available, the cost of such supplies could soar, impairing the Company's ability to complete work programs. The eventuality, timing and rates of potential US tariffs, and the countries on which they are levied are difficult to predict at this time. However, US tariffs are likely to be met with retaliatory tariffs and a multi-country trade war against the US could develop. The Company imports products into the US and could be directly impacted by the imposition of new tariffs on goods imported. However, the economic impact of tariffs or a broader trade war, the US economy and the global economy could negatively impact capital markets and the Company's ability to raise funds to undertake its work programs. A broader trade war has the potential to adversely impact global supply chains and make supplies required by the Company for exploration programs, construction work or operations harder to obtain or unavailable. Foreign tariffs or scarcity in the global supply chain would likely increase the cost of supplies required by the Company that are available, which could impair the Company's ability to undertake all of the work it plans to perform. The Company has some flexibility to adjust the timing, scale of, or even cancel, many of its work programs in response to increasing costs or unavailability of supplies. The indirect effects of tariffs imposed by the US or by both countries are difficult to assess, but the potential for tariffs represents a risk to the Company's ability to fulfill some of its key objectives.

Securities analysts or other third parties may publish inaccurate or unfavorable research reports.

The trading market for Common Shares may rely in part on the research and reports that securities analysts and other third parties choose to publish about the Company. The Company does not control these analysts or other third parties. The price of the Common Shares could decline if one or more securities analysts downgrade the Common Shares or if one or more securities analysts or other third parties publish inaccurate or unfavorable research about the Company or cease publishing reports about the Company.

Internal control over financial reporting and disclosure controls and procedures cannot provide complete assurance of error-free reporting.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US General Accepted Accounting Principles ("US GAAP"). Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports filed with securities regulatory agencies is recorded, processed, summarized, and reported on a timely basis and is accumulated and communicated to a company's management, as appropriate, to allow timely decisions regarding required disclosure. No evaluation can provide complete assurance that the Company's internal control over financial reporting and disclosure controls and procedures will detect or uncover all failures of persons within the Company to disclose material information required to be reported. The effectiveness of the Company's control and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal control over financial reporting and disclosure controls and procedures will increase and will require that the Company continue to improve its internal control over financial reporting and disclosure controls and procedures. Although the Company intends to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with National Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings of the Canadian Securities Administrators as well as comparable US securities disclosure laws including the Sarbanes-Oxley Act.

International conflict and other geopolitical tensions or events, such as the current Russia-Ukraine conflict, may have an adverse effect on the Company's business, financial condition and results of operations.

International conflict and other geopolitical tensions and events, including war, military action, terrorism, trade disputes and international responses thereto have historically led to, and may in the future lead to, uncertainty or volatility in global commodity and financial markets and supply chains. Russia's invasion of Ukraine has led to sanctions being levied against Russia by the international community and may result in additional sanctions or other international action, any of which may have a destabilizing effect on commodity prices, supply chains and global economies more broadly. Volatility in commodity prices and supply chain disruptions may adversely affect the Company's business, financial condition and results of operations. The extent and duration of the Russia-Ukraine conflict and related international action cannot be accurately predicted at this time and the effects of such conflict may magnify the impact of the other risks identified in this Annual Report, including those relating to commodity price volatility and global financial conditions. The situation is continuing to change and unforeseeable impacts, including on our shareholders and counterparties on which we rely and transact with, may materialize and may have an adverse effect on the Company's business, results of operation and financial condition.

Risks Relating to the Common Shares Generally

No guarantee of positive return on investment.

There is no guarantee that an investment in the securities of the Company will earn any positive return in the short term or long term. The mineral exploration and development business is subject to numerous inherent risks and uncertainties, and any investment in the securities of the Company should be considered a speculative investment. Past successful performance provides no assurance of any future success. The purchase of securities of the Company involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks. An investment in the securities of the Company is appropriate only for investors who have the capacity to absorb a loss of some or all of their investment.

There is no certainty that an active trading market for the Common Shares will develop or be sustained.

While the Common Shares are listed on the TSX and NYSE American, there can be no assurance that an active trading market will develop for the Common Shares, or if developed, that such a market will be sustained. There can be no assurance that fluctuations in the trading price will not have a material adverse impact on the Company's ability to raise equity funding without significant dilution to shareholders of the Company, or at all.

In addition, the disruptions recently experienced in the international and domestic markets have led to reduced liquidity and increased credit risk premiums for certain companies and have resulted in a reduction of available financing. Developing companies may be particularly susceptible to these disruptions and reductions in the availability of credit or increases in financing costs, which could result in them experiencing financial difficulty. The availability of credit is significantly influenced by levels of investor confidence in markets as a whole and as such any factors that impact market confidence (for example, a decrease in credit ratings, state or central bank intervention in one market, terrorist activity and conflict or the spread of other communicable diseases and viruses) could affect the price or availability of funding for entities within any of these markets.

Common Shares may be subject to significant price and volume fluctuations.

The Common Shares are listed on the TSX and NYSE American. In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration or development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continued fluctuations in price will not occur, which may result in losses to investors. The purchase of Common Shares should be undertaken only by investors who have no need for immediate liquidity in their investment.

The trading price of the Common Shares may increase or decrease in response to a number of events and factors, including, but not limited to: the Company's operating performance and the performance of competitors and other similar companies; volatility in gold and other metal prices; the public's reaction to the Company's press releases, other public announcements and the Company's filings with the various securities regulatory authorities; the failure of the Company to meet the reporting and other obligations under Canadian securities laws or imposed by the TSX, NYSE American or the United States Securities Exchange Commission (the "SEC"); changes in recommendations by research analysts who track the Common Shares or the shares of other companies in the resource sector; a reduction in coverage by such research analysts; changes in general economic and/or political conditions; the arrival or departure of key personnel; and acquisitions, strategic alliances or joint ventures involving the Company or its competitors, which, if involving the issuance of Common Shares, or securities exercisable or exchangeable for or convertible into Common Shares, would result in dilution to present and prospective holders of Common Shares. In addition, the market price of the Common Shares is affected by many variables not directly related to the Company's success and are, therefore, not within the Company's control, including other developments that affect the market for all resource sector securities, the breadth of the public market for the Common Shares and the attractiveness of alternative investments.

Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

The Company may need to sell additional Common Shares to finance its operations and such future sales may dilute shareholders' equity position in the Company.

The Company has limited financial resources and will have further capital requirements and exploration expenditures as it proceeds to expand activities at its mineral projects, develop any such projects or take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may be presented to it. The Company may sell additional Common Shares or other securities in the future to finance its operations or may issue additional Common Shares or other securities as consideration for future acquisitions. The Company cannot predict the size or nature of future sales or issuances of securities or the effect, if any, that such future sales and issuances will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices of the Common Shares and will dilute each shareholder's equity position in the Company. The Company's articles permit, among other things, the issuance of an unlimited number of Common Shares for such consideration and on such terms and conditions as are established by the directors of the Company, in many cases, without the approval of the shareholders of the Company.

Sales by existing shareholders in the public market could reduce the price of the Common Shares and impair the Company's ability to raise additional capital.

The Common Shares are listed on the TSX and NYSE American and sales of a substantial number of Common Shares in the public market could occur at any time. These sales, or the market perception that the holders of a large number of Common Shares intend to sell Common Shares, could reduce the market price of the Common Shares. If this occurs and continues, it could impair the Company's ability to raise additional capital through the sale of securities.

The Company's dual listing may increase the volatility of the Common Shares.

The Company incurs significant legal, accounting, reporting and other expenses in order to maintain a dual listing on both the TSX and NYSE American. Moreover, the Company's listing on both the TSX and NYSE American may increase volatility due to the ability to buy and sell Common Shares in two places, different market conditions in different capital markets, and different trading volumes. This may result in less liquidity on both exchanges, different liquidity levels, and different prevailing trading prices.

A decline in the price of Common Shares could impede the Company's ability to raise additional capital to finance its operations and may materially adversely affect its business plan and ability to meet obligations as they become due.

A decline in the market price of the Common Shares could result in a reduction in the liquidity of the Common Shares and a reduction in the Company's ability to raise additional capital for its operations. A decline in the price of the Common Shares could have an adverse effect upon the liquidity of the Common Shares and the Company's continued operations. A reduction in the Company's ability to raise equity capital in the future could have a material adverse effect upon the Company's business plan and operations, including its ability to continue its current operations. If the price for the Common Shares declines, the Company may not be able to raise additional capital or generate funds from operations sufficient to meet its obligations.

The Company has no history of earnings and has no current plans to pay dividends in the foreseeable future.

The Company has no history of earnings as a stand-alone entity and does not anticipate paying dividends on the Common Shares in the foreseeable future. Several of the agreements entered into in connection with the Financing Package (as defined herein), including the Orion Convertible Loan and the Sprott Convertible Loan, and the Convertible Debentures restrict the ability of the Company to pay dividends to its shareholders. Payment of any future dividends will be at the discretion of the Board after taking into account many factors, including operating results, financial condition and anticipated cash needs. See "*Dividends and Distributions*".

Forward-looking statements are based on assumptions and the actual results of the Company may differ materially from those suggested by the forward-looking statements.

Shareholders should not place undue reliance on forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, of both general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. Additional information on such risks, assumptions and uncertainties can be found under the heading "*Cautionary Note Regarding Forward-Looking Information*".

The Company relies upon certain accommodations available to it as an "emerging growth company".

The Company is an "emerging growth company" as defined in section 3(a) of the U.S. Exchange Act (as amended by the JOBS Act, enacted on April 5, 2012), and the Company will continue to qualify as an emerging growth company until the earliest to occur of: (a) the last day of the fiscal year during which the Company has total annual gross revenues of US$1,070,000,000 (as such amount is indexed for inflation every five years by the SEC) or more; (b) the last day of the fiscal year of the Company following the fifth anniversary of the date of the first sale of common equity securities of the Company pursuant to an effective registration statement under the U.S. Securities Act; (c) the date on which the Company has, during the previous three year period, issued more than US$1,000,000,000 in non-convertible debt; and (d) the date on which the Company is deemed to be a "large accelerated filer", as defined in Rule 12b–2 under the U.S. Exchange Act. The Company will qualify as a large, accelerated filer (and would cease to be an emerging growth company) at such time when on the last business day of its second fiscal quarter of such year the aggregate worldwide market value of its common equity held by non-affiliates will be US$700,000,000 or more. For so long as the Company remains an emerging growth company, it is permitted to and intends to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. The Company cannot predict whether investors will find the Common Shares less attractive because the Company relies upon certain of these exemptions. If some investors find the Common Shares less attractive as a result, there may be a less active trading market for the Common Shares and the Common Share price may be more volatile. On the other hand, if the Company no longer qualifies as an emerging growth company, the Company would be required to divert additional management time and attention from the Company's development and other business activities and incur increased legal and financial costs to comply with the additional associated reporting requirements, which could negatively impact the Company's business, financial condition and results of operations.

Enforcement of Civil Liabilities in the United States

The Company is incorporated under the laws of the Province of British Columbia, Canada. Some of its directors and officers are residents of Canada, and most of the assets of these persons are located outside of the United States. As a result, it may be difficult for shareholders to initiate a lawsuit within the United States against these non-United States residents, or to enforce judgments in the United States against the Company or these persons which are obtained in a United States court and that are predicated upon civil liabilities under the United States federal securities laws or the securities or "blue sky" laws of any state within the United States.

A failure or breach of the Company's network systems could corrupt the Company's financial or operational data and may have a material adverse impact on the Company's reputation and results of operations.

Major equipment failures, natural disasters including severe weather, terrorist acts, acts of war, cyber-attacks or other breaches of network systems or security that affect computer systems within the Company's network could disrupt the Company's business functions, including the Company's exploration and production activities. The mining industry has become increasingly dependent on digital technologies. Mines and mills are automated and networked, and the Company relies on digital technologies to conduct certain exploration, development, production, processing and other activities. The mining industry faces various security threats, including cyber-security threats. Such attacks are increasing and include malicious software, attempts to gain unauthorized access to data and other electronic security breaches that could lead to disruptions to critical systems, unauthorized release of confidential information and corruption of data. A cyber-attack could negatively impact the Company's operations. A corruption of the Company's financial or operational data or an operational disruption of the Company's production infrastructure could, among other potential impacts, result in: loss of production or accidental discharge; expensive remediation efforts; distraction of management; damage to the Company's reputation or its relationship with customers, vendors and employees; or events of noncompliance, which events could lead to regulatory fines or penalties. Any of the foregoing could have a material adverse impact on the Company's reputation, profitability, future cash flows, earnings, results of operations and financial condition.

Information technology failures or cyber security incidents could adversely affect the reputation, operations or financial performance of the Company.

The Company is reliant on the continuous and uninterrupted operations of its information technology ("IT") systems. User access and security of all IT systems are critical elements to the operations of the Company. Protection against cyber security incidents and cloud security, and security of all of the Company's IT systems are critical to the operations of the Company. Any IT failure pertaining to availability, access or system security could result in disruption for personnel and could adversely affect the reputation, operations or financial performance of the Company.

The Company's IT systems could be compromised by unauthorized parties attempting to extract business sensitive, confidential or personal information, corrupting information or disrupting business processes or by inadvertent or intentional actions by the Company's employees or vendors. A cyber security incident resulting in a security breach, or failure to identify a security threat, could disrupt business and could result in the loss of business sensitive, confidential or personal information or other assets, as well as litigation, regulatory enforcement, violation of privacy and security laws and regulations and remediation costs.

If we were to become a "passive foreign investment company" during a U.S. taxpayer's holding period, certain adverse U.S. federal income tax consequences may result for such U.S. taxpayer.

The Company believes that it was not a "passive foreign investment company" (a "PFIC") within the meaning of Section 1297(a) of the U.S. Internal Revenue Code of 1986, as amended (the "Code") for its most recently completed tax year, and based on current business plans and financial expectations, the Company expects that it will not be a PFIC for its current tax year and expects that it will not be a PFIC for the foreseeable future. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurances that the Company has never been and will not become a PFIC for any tax year during which U.S. Holders hold common shares. If the Company were to be classified as a PFIC for any taxable year during a U.S. taxpayer's holding period of common shares, then such U.S. taxpayer generally will be required to treat any gain realized upon a disposition of the common shares or any so-called "excess distribution" received on its common shares as ordinary income, and to pay an interest charge on a portion of such gain or distribution. In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition, or the amount of excess distribution received, by the U.S. taxpayer. Subject to certain limitations, these tax consequences may be altered if a U.S. taxpayer makes a timely and effective "qualified electing fund" ("QEF") election under Section 1295 of the Code ("QEF Election") with respect to the Company or a mark-to-market election under Section 1296 of the Code ("Mark-to-Market Election") with respect to the common shares. U.S. taxpayers should be aware that there can be no assurances that the Company will satisfy the record keeping requirements that apply to a QEF or that the Company will supply U.S. taxpayers with information that such U.S. taxpayers are required to report under the QEF rules, in the event that the Company is a PFIC. Thus, U.S. taxpayers may not be able to make a QEF Election with respect to the Company or any non-U.S. subsidiary of the Company. A U.S. taxpayer who makes a Mark-to-Market Election generally must include as ordinary income each year the excess of the fair market value of the common shares over the U.S. taxpayer's adjusted tax basis therein. Each potential investor who is a U.S. taxpayer should review the discussion below under the heading "*Certain United States Federal Income Tax Considerations*" in its entirety and should consult its own tax advisor regarding the tax consequences of the PFIC rules and the acquisition, ownership, and disposition of the common shares.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy Overview

Protecting the information systems, assets, data, and communication infrastructure is critical to the Company's operations. Consequently, cybersecurity is prioritized through the implementation of a comprehensive cybersecurity risk management program that is managed by the executive team leadership in conjunction with the IT Department and falls within the boundaries of the overall organization risk management program.

Key Principles of the Cybersecurity Risk Management Program:

- Risk Management - a proactive approach to identifying and mitigating risks to protect the organization's assets and integrity through third party assessments, internal assessments and global cybersecurity threat analysis.
- Defense Strategy - adopts a robust defense approach to protect systems from potential threats, including an assumption of breach mindset.
- Zero-Trust Architecture - implements a zero-trust philosophy, ensuring that no entity is inherently trusted without verification.
- Least Privileged Access - employ strict identity and access management principles to limit user access based on necessity.
- Mitigation and Management of Incidents or Disasters - our risk management program includes policies and procedures for incident response and mitigation.

Key Components of the Cybersecurity Program:

- Ongoing Detecting and Monitoring - Continuous surveillance of networks to identify threats and intrusions in real-time.
- Vulnerability Assessment - Regular assessments conducted by both internal teams and external partners to identify system vulnerabilities.
- Employee Training - Regular cybersecurity training and awareness campaigns are undertaken to equip employees with the knowledge needed to mitigate risks.
- IT Leadership - The IT Department leads the implementation of the cybersecurity risk management program, ensuring adherence to Company and regulatory standards.

Compliance Framework

The cybersecurity program aligns with the National Institute of Standards and Technology's Cybersecurity Framework. The IT Department, in collaboration with external vendors, diligently works to detect vulnerabilities, identify compromised devices, and maintain compliance across the organization's IT systems.

External Engagement

The Company engages with third-party organizations to conduct regular assessments of compliance, controls, and overall risk management strategies, ensuring a comprehensive approach to cybersecurity. Quarterly vulnerability assessments are performed on external and internal systems, as well as a larger annual audit of system security and compliance.

Responsibility and Communication

The Company promotes a culture where cybersecurity awareness is recognized as everyone's responsibility. Regular communications about cybersecurity risk mitigation and intrusion prevention measures are shared with senior management and the Board of i-80.

Incident History

The Company has not experienced any cybersecurity incidents during the year ended December 31, 2025, or in any prior year that resulted in interruptions to normal business operations or breaches of systems.

Governance Structure

Board and Management Oversight
- The Company is confident that any material cybersecurity threats will be brought to the attention of the Board, as the Senior Management Team includes the affirmative responsibility to periodically review risk assessments from management with respect to cybersecurity, including assessments of the overall threat landscape and related strategies and investments. One way in which the Senior Management Team fulfills that requirement is by receiving regular reports from the IT Director on not only known cybersecurity threats or incidents (including related risk assessments), but the landscape more generally, including with respect to known threats, technological advancements, best practices and current events. Management regularly reviews cyber security planning, including development and management of the program, budgeting, and participation in the incident response plan. The senior management team involved in this review includes our CEO, Chief Financial Officer ("CFO"), and the Director of IT. These reviews can also provide topics for discussion at Board and/or Audit Committee meetings. The Director of IT has a master's degree in management information systems and over 28 years of experience. The fully staffed department includes a third-party resource dedicated to cybersecurity who monitors our threat detection and response tools for any attempted or successful hacks or other incursions into our IT environment, both externally and internally. These are reviewed and mitigated where appropriate, and escalated, if necessary, via the processes noted above.

ITEM 2. PROPERTIES

MINERAL PROJECTS

The Company is subject to the mining disclosure standards of Subpart 229.1300 of Regulation S-K – Disclosure by Registrants Engaged in Mining Operations ("S-K 1300"). The Company is also subject to NI 43-101. While the S-K 1300 rules are similar to NI 43-101 rules in Canada, they are not identical. The information in Item 2, Properties, below is common to both reports and contains pertinent information required under S-K 1300 and NI 43-101.

As used in this Form 10-K, the terms "mineral resource," "measured mineral resource," "indicated mineral resource," "inferred mineral resource," "mineral reserve," "proven mineral reserve" and "probable mineral reserve" are defined and used in accordance with S-K 1300. Except as set forth in the Item 2, all determinations of mineral resources and mineral reserves have been prepared by qualified persons who are not affiliated with the Company. Under S-K 1300, mineral resources may not be classified as "mineral reserves" unless the determination has been made by a qualified person that the mineral resources can be the basis of an economically viable project. Mineral resources are not mineral reserves and do not meet the threshold for mineral reserve modifying factors, such as estimated economic viability, that would allow for conversion to mineral reserves. There is no certainty that any part of the mineral resources estimated will be converted into mineral reserves.

Except for that portion of mineral resources classified as mineral reserves, mineral resources have not demonstrated economic value. Inferred mineral resources are estimates based on limited geological evidence and sampling and have too high of a degree of uncertainty to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. At this time, no mineral reserves have been determined for any of the Company's properties. Estimates of inferred mineral resources may not be converted to a mineral reserve. It cannot be assumed that all or any part of an inferred mineral resource will be upgraded to a higher category. A significant amount of exploration must be completed to determine whether an inferred mineral resource may be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource can be the basis of an economically viable project, or that it will be upgraded to a higher category.

The subsections below describe the property locations, overviews and mineral resource and mineral reserve estimates. Our material projects, as determined pursuant to S-K 1300, are the Cove Project, the Granite Creek Project, the Lone Tree Project, and the Ruby Hill Project. All of our projects are located in the State of Nevada. Further information about these properties can be found in the technical report summaries for each material project filed as exhibits to this Form 10-K as well as under the individual project descriptions below. In addition to our material projects, we also hold the FAD Project, Tabor Project and Argenta Property. All of our projects are considered exploration stage projects because the Company has not determined that mineral reserves at any of its properties pursuant to S-K 1300. With respect to Ruby Hill, Lone Tree, and Granite Creek, the Company has started extraction activities without determining mineral reserves.

Except as otherwise stated, the scientific and technical information relating to the Cove Project contained in this Form 10-K is derived from the S-K 1300 report for the Cove Project titled "S-K1300 Initial Assessment & Technical Report Summary for the Cove Project, Lander County, Nevada" effective December 31, 2024 prepared by Practical Mining LLC., TR Raponi Consulting Ltd. and Montgomery & Associates, none of whom are affiliated with the Company. The Company has also caused to be prepared the NI 43-101 technical report for the Cove Project titled "NI 43-101 Preliminary Economic Assessment for the Cove Project, Lander County, Nevada" with an effective date of December 31, 2024 which was prepared by Practical Mining LLC and TR Raponi Consulting LTD.

Except as otherwise stated, the scientific and technical information relating to the Granite Creek Project contained in this Form 10-K is derived from the S-K 1300 report for the Granite Creek Complex titled "Initial Assessment of the Granite Creek Mine, Humboldt County, NV" effective December 31, 2024 prepared by Practical Mining LLC., TR Raponi Consulting Ltd. and Global Resource Engineering, none of whom are affiliated with the Company. The Company has also caused to be prepared the NI 43-101 technical report for the Granite Creek titled "Preliminary Economic Assessment NI 43-101 Technical Report, Granite Creek Mine Project, Humboldt County, Nevada, USA" with an effective date of December 31, 2024 which was prepared by Global Resource Engineering, Ltd. and Practical Mining, LLC.

Except as otherwise stated, the scientific and technical information relating to the Lone Tree Project contained in this Form 10-K is derived from the S-K 1300 report for the Lone Tree Project titled "S-K 1300 Technical Report Summary on the Mineral Resource Estimates for the Lone Tree Deposit, Nevada" effective December 31, 2024 prepared by GeoGlobal LLC, Abani R. Samal, RM-SME, Brian Arthur, RM-SME and Paul Gates. PE, none of whom are affiliated with the Company. The Company has also caused to be prepared the NI 43-101 technical report for the Lone Tree Project titled "Technical Report on the Mineral Resource Estimates for the Lone Tree Deposit, Nevada" with an effective date of December 31, 2024 which was prepared by GeoGlobal LLC.

Except as otherwise stated, the scientific and technical information relating to the Ruby Hill Project contained in this Form 10-K is derived from the S-K 1300 report for the Ruby Hill Project titled "S-K 1300 Technical Report Summary Initial Assessment of the Ruby Hill Project, Eureka County NV" effective December 31, 2024 prepared by Forte Dynamics, Inc., Practical Mining LLC, and TR Raponi Consulting Ltd., none of whom are affiliated with the Company. The Company has also caused to be prepared the NI 43-101 technical report for the Ruby Hill Project titled "Preliminary Economic Assessment of the i-80 Gold Corp. Ruby Hill Project, Eureka County NV" with an effective date of December 31, 2024 which was prepared by Forte Dynamics, Inc., Practical Mining LLC, and TR Raponi Consulting Ltd.

Each S-K 1300 technical report summary has been filed as an exhibit to the Form 10-K and is available for review on EDGAR at www.sec.gov. Copies of technical reports for the material properties prepared in accordance with NI 43-101 are available under the Company's profile on SEDAR+. All of the technical reports are available on the Company's website at www.i80gold.com. The Technical Report Summaries should be read in conjunction with the information in this Item 2. Properties.

Except as otherwise stated, Aaron Amoroso, a QP and an employee of the Company, has reviewed the mineral resources in this Annual Report on Form 10-K and their material assumptions as of December 31, 2025.

Summary Disclosure

The following descriptions summarize selected information about the Company's four material properties (Cove, Granite Creek, Ruby Hill, and Lone Tree) as of December 31, 2025. All of the material properties are wholly owned by the Company.



JERRITT CANYON
TWIN CREEKS
TURQUOISE RIDGE
GETCHELL TREND
MIDAS
GRANITE CREEK
• Granite Creek Underground
• Granite Creek Open Pit
SOUTH ARTURO
GOLDSTRIKE
LEEVILLE
CARLIN
CARLIN TREND
80
LONE TREE PLANT
(Autoclave & CIL)
ELKO
GOLD QUARRY
MARIGOLD
BATTLE MOUNTAIN
50 km from Lone Tree
EMIGRANT
PHOENIX
FIRE CREEK
SOUTH RAILROAD
COVE UNDERGROUND
100 km from Lone Tree
PIPELINE
CORTEZ
FOURMILE
GOLDRUSH
BATTLE MOUNTAIN - EUREKA TREND
i-80 Gold
Barrick
Nevada Gold Mines
SSR
Kinross
Orla
McEwen
Minera Alamos
First Majestic
Hecla
Autoclave/Roaster
Mill
BALD MOUNTAIN
150 km from Lone Tree
GOLD BAR
NEVADA
RUBY HILL PROPERTY
• Archimedes Underground
• Mineral Point Open Pit
EUREKA
N
50 km
PAN
FAD PROPERTY

Mineral Production

The Company produced 28,196 ounces of gold for the year ended December 31, 2025, 21,527 ounces of gold for the year ended December 31, 2024, and 29,370 ounces of gold for the year ended December 31, 2023 which includes equivalent gold production from mineralized material sold.

Summary of Mineral Resource Estimates as of December 31, 2025											
	Measured Mineral Resources			Indicated Mineral Resources			Measured + Indicated Mineral Resources			Inferred Mineral Resources		
NEVADA	Tonnes (kt)	g/t	ounces (k)	Tonnes (kt)	g/t	ounces (k)	Tonnes (kt)	g/t	ounces (k)	Tonnes (kt)	g/t	ounces (k)
GOLD											
Granite Creek Project												
Granite Creek Underground	113	9.01	33	608	10.80	211	721	10.52	244	776	12.97	324
Granite Creek Open Pit	26,362	1.26	1,066	11,339	1.01	369	37,701	1.18	1,435	2,148	1.09	75
Ruby Hill Complex												
Archimedes Underground	—	—	—	1,791	7.60	436	1,791	7.60	436	4,188	7.30	988
Mineral Point Open Pit	—	—	—	216,982	0.48	3,376	216,982	0.48	3,376	194,442	0.34	2,117
Archimedes Open Pit	—	—	—	4,320	1.96	272	4,320	1.96	272	870	1.12	31
Cove Project												
Cove	—	—	—	1,177	8.20	310	1,177	8.20	310	4,047	8.90	1,156
Lone Tree												
Lone Tree Open Pit	—	—	—	7,690	1.73	428	7,690	1.73	428	52,940	1.64	2,789
Total	**26,475**	**1.29**	**1,099**	**243,907**	**0.69**	**5,402**	**270,382**	**0.74**	**6,501**	**259,411**	**0.90**	**7,480**
SILVER											
Granite Creek Project												
Granite Creek Underground	—	—	—	—	—	—	—	—	—	—	—	—
Granite Creek Open Pit	—	—	—	—	—	—	—	—	—	—	—	—
Ruby Hill Complex												
Archimedes Underground	—	—	—	1,791	1.60	92	1,791	1.60	92	4,188	2.10	286
Mineral Point	—	—	—	216,982	15.00	104,332	216,982	15.00	104,332	194,442	14.60	91,473
Archimedes Open Pit	—	—	—	4,320	10.60	1,490	4,320	10.60	1,490	870	8.50	250
Cove Project												
Cove	—	—	—	1,177	15.00	568	1,177	15.00	568	4,047	11.10	1,439
Lone Tree												
Lone Tree Open Pit	—	—	—	—	—	—	—	—	—	—	—	—
Total	**—**	**—**	**—**	**224,270**	**14.81**	**106,482**	**224,270**	**14.81**	**106,482**	**203,547**	**14.25**	**93,448**

A Qualified Person and an employee of the Company, has approved the mineral resources included in this Annual Report on Form 10-K as of December 31, 2025 and reviewed the resources and the material assumptions in the S-K 1300 technical report summaries for each of Granite Creek, Ruby Hill, Cove and Lone Tree and confirmed that the resources and material assumptions are current as of December 31, 2025. See the mineral estimates set forth in the individual property descriptions for more detail regarding the resource estimates. Except as set forth in the individual property sections, mineral resources were determined in situ using a gold price of $2,175 per ounce.

Other Property Assets

FAD Project	
Location	1.5 miles east of the town of Eureka, Nevada
Type and amount of ownership interests	100% ownership
Operator	Golden Hill Mining LLC
Titles, mineral rights, leases or options and acreage	156 unpatented lode claims and 110 patented claims totaling approximately 3,255 acres
Property Stage	Exploration
Key permit conditions	Possess permits required for exploration
Mine types and mineralization styles	Polymetallic massive sulfide
Processing plants and other facilities	None

Tabor Project

Location	55 miles west of the town of Tonopah, Nevada
Type and amount of ownership interests	option to earn in up to 100%
Operator	Au-Reka LLC
Titles, mineral rights, leases or options and acreage	276 unpatented Claims totaling approximately 5,595 acres
Property Stage	Exploration
Key permit conditions	Subject to a plan of operations through the United States Forest Service
Mine types and mineralization styles	low-sulfidation epithermal gold/silver
Processing plants and other facilities	None

Argenta Project

Location	12 miles west of the town of Battle Mountain, Nevada
Type and amount of ownership interests	100% ownership
Operator	Argenta LLC
Titles, mineral rights, leases or options and acreage	253 unpatented Claims and 18 patented claims totaling approximately 1,024 acres
Property Stage	Exploration
Key permit conditions	Subject to NOI through BLM or PoO for further exploration work
Mine types and mineralization styles	Sedimentary barite
Processing plants and other facilities	Railroad siting

The following descriptions summarize selected information about the Company's four material properties (Cove, Granite Creek, Ruby Hill, and Lone Tree) as of December 31, 2025. All of the material properties are wholly owned by the Company or a wholly owned subsidiary.

Granite Creek

Current Technical Report

Unless otherwise indicated, information in this section entitled "Material Mineral Properties – Granite Creek Project" is summarized or extracted from the technical report entitled, "Initial Assessment of the Granite Creek Mine, Humboldt County, NV" effective December 31, 2024 prepared by Practical Mining LLC., TR Raponi Consulting Ltd. and Global Resource Engineering (the "Granite Creek Technical Report").

Portions of the following information are based on assumptions, qualifications and procedures which are set out only in the full Granite Technical Report. For a complete description of the assumptions, qualifications and procedures associated with the following information, reference should be made to the full text of the Granite Creek Technical Report, which is available for review as an exhibit to the Company's Form 10-K under its profile on Edgar at www.sec.gov.

Granite Creek is considered an exploration stage project because the Company has not determined mineral reserves at the project, and the Company has started extraction activities without determining mineral reserves.

A QP and an employee of Global Resources Engineering, has approved the Granite Creek Open Pit mineral resources included in this Annual Report on Form 10-K as of December 31, 2025 and reviewed the reserves and resources in the Granite Creek Technical Report.

Aaron Amoroso, a QP and an employee of the Company, has approved the Granite Creek Underground mineral resources included in this Annual Report on Form 10-K as of December 31, 2025 and their material assumptions.

Property Description, Location and Access

The Granite Creek property (the "Granite Creek Property" or "Granite Creek Project"), was formerly known as the Getchell property, and originally as the Pinson property. The Granite Creek Project is located in Humboldt County, Nevada, 28 miles northeast of the town of Winnemucca, and it is part of the historic Potosi mining district. It is centered at roughly 41° 8' N latitude and 117° 15.5' W longitude.

In April 2021, i-80 Gold Corp. (the "Corporation"), through its wholly owned subsidiary, Premier Gold Mines USA, Inc. ("Premier USA"), completed its acquisition of Osgood Mining Company LLC ("Osgood LLC"), the owner of the Granite Creek Property. In May 2021, the Corporation purchased additional property from Seven Dot Cattle Co. LLC and the Christison family, and in May of 2022 purchased fee land from Nevada Gold Mines LLC, further increasing the size and ownership in the land package. See Figure 1-1 Granite Creek Property Area/Royalty Map.

Figure 1-1 Granite Creek Property Area/Royalty Map



Granite Creek Royalty Map
i-80 Gold Corp. - 2025

0   0.5   1   2   3 Kilometers

Explanation

| | Granite Creek Property Boundary |

Public - 42%
- Unpatented Leased Claims
- Unpatented Claims

Private - 58%
- Fee Land

Deposit Outlines
- Granite Creek Underground
- MAG Pit
- Felix Pit
- CX Pit
- Bluebell Pit

Royalties
- 10% NPI to Gold Royalty U.S. Corp.
- 3-5% NSR to Royal Gold
- 3.1249% NSR proportionate to individual interests_ Noceto_Phillips_K. Murphy
- 2% NSR to Franco-Nevada
- 2% NSR to Franco-Nevada and S&G Pinson
- 2% NSR proportionate to individual interests_ Noceto_Phillips_k. Murphy_D. Christison_J. Christison_M. Murphy
- 1-4% NSR to 1996 Sliding scale royalty with successors to agreement: Royal Gold and D.M. Duncan
- 0.5% NSR to Nevada Gold Mines
- 0.166667% (0.5 of 1_12th of 2%) NSR to Franco-Nevada and S&G Pinson

Source: Jason Womer

This map is a general representation of property boundaries and land status and is subject to revision and verification.

Location - The Granite Creek Property is accessed by a combination of paved interstate and state highways, and well-maintained, unpaved private roads. The project site is 28 miles from Winnemucca by road. The project area encompasses approximately 1,823.5 hectares in the Potosi mining district, surrounding and including the existing Granite Creek mine.

Figure 1-2 Location of Granite Creek Property within Nevada



440000
480000
N
Inset image
Twin Creeks
Turquoise Ridge
ELKO
4560000
Granite Creek
HUMBOLDT
Winnemucca
Golconda
4520000
Lone Tree
LANDER
Marigold
Battle Mountain
PERSHING
Phoenix
Granite Creek Mine
General Location Map
Nevada, USA
i-80 Gold Corp
February, 2026
Nad83 UTM
Mine Occurence
4480000
30 km

Land Rights **-** The approximately five-square-mile project area contains both private land and unpatented federal lode mining claims on Bureau of Land Management ("BLM") land. The Corporation controls the Granite Creek Project through a combination of full ownership, majority ownership and leases. See Figure 1-1 above.

The Granite Creek property encompasses approximately 4,506 acres (1,823.5 hectares) including 48 owned unpatented claims (approximately 897 acres), 56 leased unpatented claims (approximately 1,007 acres) and owned surface fee land (approximately 2,654 acres). The lease expires in 2040.

Osgood LLC controls 68 mining claims covering portions of Sections 28 and 32, Township 38 North, Range 42 East, and 36 mining claims covering Section 6, Township 37 North, Range 42 East, through ownership (full or majority) and leases. Osgood LLC owns a 100% interest in the Pacific #1A-7A mining claims located in Section 28, Township 38 North, Range 42 East. These claims were initially staked by the Cordilleran Explorations partnership, the original developer of the Granite Creek Property, and are subject to the Royal Gold Royalty, the Cordilleran Royalty and the PMC Royalty.

Osgood LLC owns a 100% interest in the CX #1A-23A claims located in Section 28, Township 38 North, Range 42 East. These claims were initially staked by Pinson Mining Company ("PMC") and are subject to the Royal Gold Royalty and the PMC Royalty.

Osgood LLC controls a 100% interest in the BEE DEE group of claims (56 mining claims) through a mining lease agreement with Franco-Nevada U.S. Corporation (50%) and S&G Pinson, LLC (50%) as the current lessors (the "BEE DEE Lease Agreement"). These claims are located in Section 32, Township 38 North, Range 42 East and Section 6, Township 37 North, Range 42 East. The BEE DEE Lease Agreement provides for monthly minimum advance royalty payments to the lessors, which payments currently total $122,495.24 per year (subject to increases or decreases in accordance with the Consumer Price Index). Osgood LLC is also required under the BEE DEE Lease Agreement to maintain the leased claims with the BLM and Humboldt County, Nevada. The BEE DEE Lease Agreement expires on May 9, 2040. These claims are subject to a 2% net mint or smelter returns ("NSR") royalty in favor of the lessors pursuant to the BEE DEE Lease Agreement, as well as the Royal Gold Royalty and the PMC Royalty.

Osgood LLC and Premier USA own a 11/12 interest in the Pinson #1A-18A mining claims located in Section 32, Township 38 North, Range 42 East. 1/2 interest is held by Premier Gold Mines USA, Inc. The remaining 1/12 interest is owned by Michael Murphy, and is not leased by Osgood LLC. The fact that Osgood LLC has not leased the unowned 1/12 interest in these claims does not preclude it from mining the claims. Osgood LLC, as the co-owner of an undivided interest in these claims, has the right to mine the claims without permission or approval from (and even over any objections by) the other co-owner, subject, however, to an obligation on the part of Osgood LLC to account to the other co-owner for their proportionate share of mining revenues less their proportionate share of mining expenses. These claims are subject to the Royal Gold Royalty and the PMC Royalty as described below, and are also subject to a royalty initially held by Kate Murphy et al.

Fee Lands - Osgood LLC owns a 100% interest in Sections 29 and 33, Township 38 North, Range 42 East. Section 29 is subject to the Royal Gold Royalty, the Cordilleran Royalty and the PMC Royalty as described below. Section 33 is subject to the Royal Gold Royalty, the PMC Royalty, the Goldfield Royalty and the Conoco Royalty as described below.

Osgood LLC and Premier USA own a 91.67% interest in the 120-acre parcel comprising the east half of the southwest quarter and southeast quarter of the southwest quarter of Section 28, Township 38 North, Range 42 East. The remaining interest in this parcel is owned by Michael Murphy (8.33% undivided interest) and is not leased by Osgood LLC. As noted above with respect to the Pinson unpatented mining claims (which are only partially owned by Osgood LLC), the fact that Osgood LLC does not own or lease the outstanding 8.33% interest in this land does not preclude Osgood LLC from mining the land. Osgood LLC, as the co-owner of an undivided interest in the land, has the right to mine the land without permission or approval from (and even over any objections by) the other co-owners, subject, however, to an obligation on the part of Osgood LLC to account to the other co-owners for their proportionate shares of mining revenues less their proportionate shares of mining expenses. This parcel is subject to the Royal Gold Royalty and the PMC Royalty as described below, as well as a royalty tied to PMC's purchase of the land.

Osgood LLC owns a 100% interest in Section 21, Township 38 North, Range 42 East. Section 21 is subject to the Royal Gold Royalty, and the PMC Royalty, as well as the NGM royalty as described below.

Premier USA owns a 100% interest in Section 31, Township 38 North, Range 42 East.

Royalties - The Granite Creek Property is subject to several royalties. As of the date of this Annual Report, the following table summarizes the royalties present on the various properties making up the Granite Creek Property. Several royalties are in effect on various areas of the property. Some royalties were retained by previous owners upon sale of the property while others were negotiated as lease agreements with claim holders. See Figure 1-1 above.

Granite Creek Property Royalties	
Lessor/Grantor	**Lease Type**
Gold Royalty U.S. Corp.	10% NPI
Franco-Nevada	2% NSR
Franco-Nevada and S&G Pinson	2% NSR
proportionate to individual interests Noceto/Phillips/K. Murph	3.1% NSR
proportionate to individual interests Noceto/Phillips/K. Murphy/D. Christison/J. Christison/M. Murphy	0.8% NSR
Nevada Gold Mines	0.5% NSR
Royal Gold	3-5% NSR
1996 Sliding scale royalty with successors to agreement: Royal Gold and D.M. Duncan	1-4% NSR

Environmental Considerations -The reclamation and closure cost for the Granite Creek Mine surface and underground is estimated at $5.72 million as of January 16, 2026. A bond in the amount of approximately $2.62 million is held by the Nevada of Environmental Protection (NDEP) to address reclamation activities associated with the underground mine while an additional approximately $3.1 million bond is held by the Bureau of Land Management (BLM) for surface reclamation activities. There are no other known environmental liabilities associated with pre-Project operations.

Social & Community Considerations - Mining activities at the Granite Creek property began in the 1870s, with intermittent periods of operation continuing to the present day. Over its history, the operation has contributed significantly to the economic development of Humboldt County through job creation and both direct and indirect economic benefits. The Company periodically hosts Town Hall meetings in Winnemucca, Nevada, to offer operational updates to local stakeholders. The Company also collaborates with the Nevada 95-80 Regional Development Authority during its annual economic development conference and works closely with the Humboldt County School District and Mining Industry Foundation on various educational initiatives and activities. The Company maintains strong, positive relationships with local government officials, ranchers, landowners, and nearby residents.

History

The Granite Creek Property has been explored by a number of individuals and mining/exploration companies since the late 1930s. The original discovery on the Granite Creek Property was made by Clovis Pinson and Charles Ogee in the mid to late 1930s, but production did not occur until after World War II, when ore from the original discovery was shipped to and processed at the Getchell mine mill. In 1949 and 1950, total production from the Granite Creek mine amounted to approximately 10,000 tons grading approximately 0.14 ounces per ton ("opt").

The Granite Creek Property remained functionally dormant from 1950 to 1970, when an exploration group known as the Cordex I Syndicate ("Cordex") leased the Granite Creek Property from the Christison family (descendants of Mr. Pinson and property owners), on the strength of its similarity to the Getchell property and structural position along the Range-Front fault zone bordering the Osgood Mountains. During the late 1970s, Cordex reorganized into a Nevada partnership known as PMC, with Rayrock Resources as the project operator, and began production at the Granite Creek Property.

Cordex, and its successor, PMC, explored the Granite Creek Property largely through mapping and geochemical sampling. There are three known mapping programs:

1. a regional mapping program from Preble to Getchell by Pete Chapman in the late 1970s;
2. a 1:6000 scale mapping program of the Granite Creek Property in 1983; and
3. a 1:2400 scale mapping program of the pit areas through the active life of the mine.

PMC began developing the A pit in 1980 and produced gold the following year. Production from the B pit began in 1982. Step-out drilling in 1982 to 1983 to the northeast of the A zone intersected two more discrete zones: the C zone (extending east-northeast from the A zone) and the CX zone (extending northeast from the C zone). Step-out drilling northeast of the CX zone in 1984 located an apparently independent fault system (striking north-northwest), dipping steeply east that became the core of the Mag deposit, which went into production in 1987. PMC produced from the CX, CX-West and Mag pits into the mid to late 1990s, until a combination of falling gold prices and erratic mill feed forced closure of the oxide mill in early 1998. Continued attempts to expand production of oxide ore failed, and all active mining ceased on January 28, 1999. The project was officially closed in May 2000.

In the 1990s, Homestake Mining Company ("Homestake") and Barrick Gold Corporation ("Barrick") became "fifty-fifty" partners in PMC through the purchase of minority interests. Homestake and Barrick conducted an exploration program from 1996 to 2000 through PMC, expending approximately $12 million on the project. The joint venture explored the deeper feeder fault zones of the Granite Creek Property, exploring for a large, high-grade gold system that would support a refractory mill complex. This work, while successful in identifying gold mineralization with underground grades, failed to identify a deposit of sufficient size to be of development interest to Homestake or Barrick, and the partners concluded the exploration program. Subsequent to that decision, in 2003, Barrick acquired Homestake and drilled an additional three exploration drillholes.

In August 2004, Atna Resources Ltd. ("Atna") acquired an option to earn a 70% joint venture interest in the Granite Creek Property from PMC, a wholly owned subsidiary of Barrick, and commenced additional follow-up exploration and development of the property. Atna completed its earn-in in 2006 and vested in its 70% interest in the project after expending the required $12 million in exploration and development expenditures. PMC elected to back-in to the project and re-earn an additional 40% interest (bringing PMC's interest to 70% and Atna's interest to 30%) on April 5, 2006. PMC spent over $30 million on the project during the next three-year period and completed its "claw-back" in early 2009. Their work included surface and underground diamond core drilling, RC drilling, underground drifting and surface infrastructure construction (rapid infiltration basins ("RIBs"), mineralized material stockpile pad, underground electrical service upgrades, etc.). A new mining joint venture was formed in 2009 reflecting the project's ownership, with PMC owning a 70% interest in the venture and Atna owning a 30% interest. PMC, as the majority interest owner, was the operator of the joint venture. In September 2011, Atna negotiated the acquisition of PMC's 70% joint venture interest in the core property position at the Granite Creek Project. The asset purchase and sale agreement included all right, title and interest to the core property described above, as well as an evergreen processing agreement with Barrick for the processing of underground refractory ores from Granite Creek at Barrick's Goldstrike facilities.

Development of the Granite Creek underground mine commenced in early 2012, and mine ramp-up began in late 2012. In total, 6,011 feet of primary and secondary development were completed during 2012 and 2013. The primary spiral ramp was driven to the 4530 level from the 4650 adit level, and both top cut and underhand ore mining occurred in three Ogee zone stope blocks during development. Additional secondary access drifts were in progress when the mine was placed on care and maintenance to access the Range Front and Adams Peak mineral zones but were not completed prior to cessation of underground work. Mining was performed by contract miners utilizing underground mining equipment owned by the contractor. Approximately 30,000 short tons of ore containing 7,900 ounces of gold were mined and shipped to off-site processing facilities. Work on the project continued until June 2013, when the mine was placed on care and maintenance. This decision was driven by a number of factors, including the steep decline in gold prices in 2013.

In May 2014, the status of the underground mine was changed to an intermittent production status. Under this status, periodic mining of ores from stoping areas developed in 2013 was conducted to develop and test revised stoping methods for the underground and to prove mining economics at small production rates.

Osgood LLC, then a wholly owned subsidiary of Waterton Global Resource Management, Inc. ("Waterton"), acquired the Granite Creek Project from Atna in May 2016, after Atna filed for Chapter 11 bankruptcy. Osgood LLC completed numerous drillhole database compilation and verification campaigns, beginning with migration of the Atna database to Maxwell Resources' ("Maxwell") Datashed database software in 2017, and database verification and improvement efforts in 2018. In 2016, Osgood LLC, with an external consultant, completed a project-scale structural geology study that included surface and underground mapping, historical data review and cross section interpretation aimed at defining the main structural architecture at Granite Creek and developing exploration and resource drilling targets. This work formed the basis of an updated 3-dimensional (3D) litho-structural model that was used for the 2020 Mineral Resource estimation. From 2017 to 2018, Osgood LLC also completed an extensive drill material inventory and salvage program that secured the available drill core and RC chips on the property.

Osgood LLC continued to maintain compliance and keep all environmental permits for the site in good standing. This included performing permit-related sampling and reporting, as well as renewing permits. Osgood LLC also performed regular inspections of the site. During the ownership period, Osgood LLC worked with the State of Nevada to close out a Water Pollution Control Permit for a reclaimed portion of the mine, reducing the overall compliance monitoring and reporting liabilities for the operator. In addition, Osgood LLC received approval from the State of Nevada to remove portions of the reclaimed site from the bond.

In addition to these geology and compliance activities, Osgood LLC continued to maintain and improve site infrastructure, including a third-party review of hydrology and dewatering requirements that resulted in the replacement of pumps and the upgrading of two dewatering well process controls. RIBs have been maintained as needed, with water flows being tracked and monitored.

In April 2021, the Corporation completed its acquisition of Osgood LLC from Waterton. In May 2021, additional land was purchased by the Corporation from Seven Dot Cattle Co. LLC. and the Christison family.

In 2022, Section 21 fee land T. 38 N., R. 42 E. was acquired by Osgood LLC from Nevada Gold Mines, and lessee interest on the BEE DEE unpatented claims in Section 6, T. 37 N., R. 42 E.

Geological Setting, Mineralization and Deposit Types

Regional Geology

The Granite Creek Property is located on the eastern flank of the Osgood Mountains within the Basin and Range tectonic province of northern Nevada. The Granite Creek mine, together with the Preble, Getchell, Turquoise Ridge and Twin Creeks mines, are on what is referred to as the Getchell gold trend. The main Getchell trend generally strikes northeast-southwest and has been cross-cut by secondary north-south and northwest-southeast-trending structures. The deposits are hosted in Paleozoic marine sedimentary rocks. The rocks are exposed in the Osgood Mountains and have been complexly thrust faulted and intruded by the Cretaceous-aged (92 million years ago) Osgood Mountains granodiorite stock. These units are unconformably overlain by Miocene volcanic rocks.

Local Geology

The geology at the Granite Creek Property is typified by folded Cambrian to Ordovician sedimentary rocks that have been intruded by Cretaceous stocks, which have been cross-cut by later high-angle structural deformation. It is suggested that the high angle faulting is related to the Basin and Range extension. The older rocks are overlain by Miocene andesitic basalt and the surrounding fault-bounded basins filled with quaternary alluvial gravel. The Osgood Mountains have a general northeast trend, although, in the vicinity of the Granite Creek mine, the east flank of the range trends north. Gold mineralization is primarily hosted by fine-grained marine sedimentary rocks that overlie a large stock of Cretaceous granodiorite. The Granite Creek Property is considered to be part of the Osgood Mountain terrane.

At the Granite Creek Property, Cambrian to Ordovician siliciclastic and carbonate rocks have been intruded by the Cretaceous Osgood Mountain granodiorite, resulting in the formation of large, metamorphosed aureoles with development of several tungsten-bearing skarns. The lowest stratigraphic units recognized at the Granite Creek Property are the Cambrian phyllitic shales, limestone interbeds and various hornfelsed sedimentary rocks of the Preble Formation, which are juxtaposed against the granodioritic intrusive. The Preble is overlain by Ordovician sedimentary rocks of the Comus Formation, both of which have been folded into a broad, north-plunging anticline. The west flank of the anticline has been over-thrust by the Ordovician Valmy Formation, which consists of deep-water siliceous shales and cherts. The core of the anticline and scattered localities along the east side of the Osgood Mountains are unconformably overlain or in fault contact with sandstones and conglomerates of the Battle Formation and limestones of the Etchart Formation.

Gold mineralization at the Granite Creek Property is primarily hosted in the Comus Formation.

Property Geology

The Granite Creek Property is located on the eastern flank of a large Cretaceous granodiorite stock that forms the southern core of the Osgood Mountains. Rocks adjacent to the eastern side of the stock have a general east dip and strike sub-parallel to the trend of the Osgood Mountains. The oldest units exposed against the granodiorite are Cambrian Preble phyllitic shales, interbedded limestones and various hornfelsed sediments. Overlying the Preble is a thick package of Ordovician Comus sediments. The lowest portion of the Comus is composed of medium to massively bedded, micritic to silty limestone. The middle portion consists of interbedded limestone and shale layers with local interbedded debris flows. The Upper Comus is comprised of mildly to non-calcareous shales with minor shaly limestone interbeds.

The depositional relationship between the Preble Formation and the overlying Comus Formation is not clearly understood. At the Granite Creek Project, the two formations are in fault contact with each other and subparallel to the Range Front fault that juxtaposes the Comus Formation in the hanging wall against the Preble Formation in the footwall.

A Cretaceous aged (90 – 92 million years ago) granodiorite stock intrudes the Paleozoic section in the southern half of the Osgood Mountains. Emplacement of the stock resulted in the formation of an irregular contact metamorphic aureole, which extends as much as 10,000 feet from the intrusive contact. The metamorphic event resulted in the formation of maroon-colored, biotite-cordierite hornfels in the Upper Preble Formation and chiastolite hornfels in the Upper Comus Formation within much of the Granite Creek Property area. Several tungsten-bearing skarn deposits were also formed along the margins of the stock. Two tungsten skarns are on the Granite Creek Property.

Mineralization on the Granite Creek Property exhibits strong structural control. A wide variety of mineralized structural orientations have been documented. The most important structural feature on the Granite Creek Property is the network of faults that border the escarpment marking the southern and eastern edge of the Osgood granodiorite. The fault system can be divided into three structural and stratigraphically mineralized zones, with each mineralized zone defined by one or more major structural elements. These are referred to as the Range Front, CX and Mag zones. Sedimentary rocks in the vicinity of this system generally dip steeply (easterly) away from the contacts of the granodiorite.

Mineralization

Underground mineralization associated with the CX and Range Front fault typically strikes northeast to north-northeast, with moderate to subvertical dip and thickness varying between 5 feet to 30 feet. High-grade gold mineralized zones are moderately discontinuous and occur within near-vertical pipe-like bodies at fault intersections and along fault parallel structural corridors. Gold mineralization is characterized by pervasive sulphide that consists of two stages of pyrite development, an early non-ore pyrite stage and a gold-bearing arsenian pyrite stage. Megascopically, the gold-bearing pyrite is typically dull brassy to black in color and very fine-grained. Pyrite may also be associated with remobilized carbon, imparting a "sooty" appearance to the pyrite. Gold is primarily contained in pyrite as microscopic inclusions or found in arsenian-pyrite rims around fine pyrite grains. Gold mineralization can be found in multiple styles, including fine sulphide associated with quartz veining and brecciation.

Gold mineralization at the Granite Creek Property is primarily hosted by the Upper and Lower Comus Formations, which consist of interbedded shale, siltstone and limestone. The Upper Comus is the primary host lithology in the Mag zone and currently is host to the majority of surface resources at the deposit. The Upper Comus is also locally mineralized within the A, B, C, CX, CX-West and portions of the Range Front zone. The Lower Comus hosts the majority of the higher-grade underground resources.

The Preble rocks are a poor host for gold mineralization but do contain localized gold concentrations where they have been brecciated and are adjacent to major hydrothermal conduits.

Oxide mineralization includes pervasive limonite and hematite, along with other iron and arsenic oxides. Oxidation is extensive in the CX fault system, occurring along the entire length of the zone and penetrating to a depth of 1,500 feet. Within the Range Front fault system, oxidation is more variable than within the CX fault system. In some fault and shear zones, oxidation may be present to depths of 1,800 feet, whereas in others it may only reach to depths of < 500 feet.

Mag Pit Mineralization

Gold mineralization within the Mag pit is hosted by interbedded carbonate and shale of the Upper Comus Formation. The mineralized zone has a north-northwest orientation, sub-parallel to the Mag fault, dips to the east-northeast and plunges to the south-southeast. The orebody is tabular, has a strike length of approximately 4,000 feet, varies from 200 to 400 feet in width, and has an average down dip extent of 450 feet. Higher grade zones are localized along high-angle northwest or northeast-trending faults. Mineralization within the Mag deposit is more disseminated and lower grade than the Range Front, CX and Ogee zones.

Gold mineralization is spatially associated with decarbonatization, kaolinization, white kaolinite fracture-filling, silicification and quartz veinlets. With the exception of massive limestones, the original carbonate content of the host lithologies was removed during decarbonatization, leaving a porous silty textured rock.

Underground Mineralized Zones

Rangefront-Ogee Zone

The Rangefront zone consists of pervasive argillization and decarbonatization with intense brecciation along the lower bounding Rangefront fault. Structural/mineralization trends are difficult to discern in this zone with mineralization occurring as discontinuous amorphous bodies within the Comus Formation. High-grade zones are concentrated in the Lower Comus with anomalous mineralization present in the Preble Formation, proximal to the fault. Silicification is minor, with calcite veins occurring along the margins of fault zones. Structural and dissolution breccias that occur along bedding and structural intersections within the Lower Comus Formation are particularly receptive to mineralization. The zone has a strike length of approximately 950 feet (290 meters), a down dip extent of 1,100 feet (335 meters), and an average width of 100 feet (30 meters).

Otto-Adam Peak Zone

The Otto-Adam Peak zone is defined by the Otto and Adam Peak faults and their associated splays. The zone trends northeast, dips southeast, plunges to east-northeast and is offset down-dip by the CX West fault. The zone is pervasively argillized with intense brecciation occurring along faults. Mineralization is moderately continuous, controlled by a network of discrete anastomosing faults and splays within the Lower Comus Formation. High grade mineralization occurs along fault intersections throughout the zone. The mineralization has a strike length of approximately 500 feet (152 meters), a vertical extent of 700 feet (213 meters), and an average width of 75 feet (23 meters).

Ogee Zone

The Ogee zone is an east-northeast trending near vertical mineralized zone controlled by the Ogee Fault and associated splays. The zone is argillized, decarbonatized, and intensely brecciated along faults. The upper portion, defined by the intersection of the Ogee Fault and the contact between the Upper and Lower Comus Formation, plunges to the east-northeast at 55°. The lower portion is near vertical and controlled by faults and structural intersections. The upper portion is strongly oxidized while the lower portion is mostly oxidized but contains more comingled sulfide. The mineralization has a strike length of 400 feet (122 meters), a vertical extent of 1,500 feet (457 meters), and an average width of 75 feet (23 meters).

CX Zone

The CX zone consists of both near-surface (open pit) and higher-grade underground mineralization. The lower-grade open pit mineralization is controlled by the through-going CX fault and its associated hanging wall and footwall splays. Mineralization is discontinuous and associated with pervasive argillization and decarbonatization within structural and dissolution breccias in the Lower Comus Formation. The near surface portion of the zone has a strike length of 3,500 feet (1,066 meters), a down dip extent of 400 feet (122 meters), and an average width of 75 feet (23 meters). The higher-grade underground portion of the mineralization is more tightly structurally controlled along the down-dip section of the CX Fault with an average width of 40 feet (12 meters). The underground portion of the zone has a strike length of 1,000 feet (305 meters) and a down dip extent of 1,200 feet (366 meters).

South Pacific Zone

The South Pacific Zone (SPZ) is a northeast trending and southeast dipping zone of high-grade fault-bound mineralization with a northeast plunge of 45°. The mineralization is controlled by the along-strike and down-dip extent of the Otto fault. The zone is defined by a suite of northeast striking moderately southeast dipping anastomosing fault splays with the highest grades concentrated along faults that juxtapose the Upper and Lower Comus Formations. The mineralization has a strike length of 1,250 feet (381 meters), a down dip extent of 900 feet (274 meters), and average fault-bound mineralization widths of 25 feet (7.6 meters).

Deposit Types

The structural setting, alteration mineralogy and mineralization characteristics of the deposit is consistent with Carlin-type deposits.

Exploration & Drilling

Granite Creek is an advanced stage project and as such the geologic focus is on drilling to convert resources and extend known mineralization trends. Exploration work that has been conducted has focused on drilling of the northerly extension of the South Pacific Zone and Rangefront fault. Recent drilling by i-80 Gold has been largely diamond core drilling from both underground and surface. This drilling has focused on the mine area and extensions of the South Pacific Zone.

The following table presents a summary of drilling at the Granite Creek Property.

Company	Core Holes (includes RC[1] pre-collar with Core Tail)	Core Footage	RC Holes	RC Footage	Rotary Holes	Rotary Footage	Total Holes	Total Footage
Drillholes Within the Current Property Boundary by Type and Operator								
i-80[2]	450	249,890	501	115,222	—	—	951	365,112
Atna	113	68,334	201	49,920	—	—	314	118,254
PMC - Barrick	123	91,006	41	33,375	—	—	164	124,381
PMC	46	76,297	1,369	631,061	387	124,298	1,802	831,656
Total	**732**	**405,042**	**2,112**	**829,578**	**387**	**124,298**	**3,231**	**1,439,403**

Notes:
  (1) RC=reverse circulation
  (2) Includes drilling subsequent to the date of the technical report

Sampling, Analysis and Data Verification

The Granite Creek property has been historically drilled using a combination of reverse circulation ("RC") and diamond drilling. The majority of drilling was completed from surface. More recent drilling was completed as underground diamond core drilling. Sampling protocols adopted by former operators were similar and generally followed industry best practices of the time.

RC samples were collected from the drill cyclone in 5-foot (1.5-meter) intervals. Diamond core was sampled predominantly as 5-foot (1.5-meter) intervals but were locally adjusted based on geological alteration and oxidation contacts. RC and core recovery were recorded and considered to be excellent.

Samples were prepared and analyzed by a number of accredited laboratories throughout the Granite Creek Project history, including ALS Chemex, Inspectorate American Laboratories (IAL), and American Assay Laboratories (AAL).

Data validation has been completed by various operators throughout the Project's history. This process comprised the checking of original assay certificates and drillhole records against the digital database. This was completed most recently in April 2019 by Osgood Mining LLC.

Quality assurance/quality control ("QA/QC") samples including Certified Reference Materials ("CRMs"), coarse blanks, and field duplicate samples were included regularly with samples submitted between 2005 and 2008. A limited number of CRMs were included with drilling completed in 2012.

In 2021, Dr. Samari of Global Resource Engineering, Ltd. ("GRE") reviewed all prior work on available QA/QC data between 2005 and 2015. Dr. Samari of GRE also reviewed and checked QA/QC procedures and the database provided by the Company.

In general, the QA/QC sample insertion rates used fall below general accepted industry standards. For future exploration campaigns, standards, blanks, and duplicates, including one standard, one duplicate, and one blank sample, should be inserted every 20 interval samples, as is common within industry standards.

CRM samples show a reasonable level of accuracy, but poor to moderate precision when using standard deviations provided by the CRM supplier. A maximum of three to five different CRM samples would be adequate to monitor laboratory performance at the approximate cutoff grades, average grades, and higher grades of the deposits.

Blank sample results are considered acceptable and suggest no systematic contamination has occurred throughout the analytical process.

Duplicate sample results show suboptimal performance, which may be a result of the heterogenous nature of mineralization, uncrushed samples, and sampling variance. Overall, duplicate samples appear to be positively biased, with duplicate results returning higher grade than original samples.

Based on the review of the project database and all existing project documents and the author's observations of the geology and mineralization at the project during the site visit, GRE's qualified person considers the lithology, mineralization, and assay data contained in the project database to be reasonably accurate and suitable for use in estimating mineral resources.

Mineral Processing and Metallurgical Testing

A wide range of metallurgical testing has been conducted on the Granite Creek deposit from 1999 to 2024. These tests were conducted on material from the oxide, transition and sulfide domains (sulfide being primarily underground). Test work focused on the primary variables in a typical gold project, including: comminution, heap leaching, tank leaching (direct cyanidation and carbon in leach), solid/liquid separation, cyanide destruction, and refractory ore treatment (underground material).

The results of the test work program showed that the deposit (open pit resource) was amenable to both heap leach and carbon-in-leach (CIL) processes. The heap leach gold extraction is proportional to the cyanide soluble gold content and the CIL extraction is proportional to the feed grade averaging 86.6% over the life of mine. The Granite Creek material contains organic carbon and shows varying degrees of "preg-robbing," as such the CIL process route was selected for the process. The refractory underground material is currently toll treated in an offsite autoclave process. A more recent program was completed in 2023 by FLSmidth focusing on oxidative pretreatment of the underground sulfide material using pressure oxidation.

Mineral Resource & Mineral Reserve Estimates

The Pinson deposit, for the purposes of modelling and estimations, is broken into two areas: the open pit area and the underground area. The open pit area is the location of previous open pit mining and includes the A pit, B pit, CX pit and Mag pit. The underground area is considered separately from the open pit due to the narrow, vein-like structures associated with the resource.

The open pit and underground Mineral Resource estimates for the Granite Creek Property have been prepared following the guidelines of S-K 1300 and also in conformity with generally accepted "CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines 2019". Mineral Resources have also been classified in accordance with the "Definition Standards for Mineral Resources and Mineral Reserves" adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Council on May 10, 2014. The Mineral Resource estimates include Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves under the S-K 1300 or CIM definition standards. Readers are advised that Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability, and there is no certainty that all or any part of the Mineral Resources will be converted into Mineral Reserves. The Granite Creek Property presently has no Mineral Reserves. Whittle pit optimization was applied to the open pit Mineral Resource estimate to assess the reasonable prospects for economic extraction (RPEE) for the resource. Stope optimization software was used to produce stope designs to the underground Mineral Resource estimate to assess RPEE for the resource.

Mineral Resource Statement

The Mineral Resource estimates presented herein are based on the current drillhole database for the Pinson deposit, previously mined out volumes and backfilled volumes. The authors performed a data validation of the drill hole database prepared by the Corporation and determined it to be of suitable accuracy to perform a Mineral Resource estimate for the Granite Creek Property.

The tables below summarize the current open pit and underground Mineral Resource estimates for the Granite Creek Property effective through December 31, 2025.

Open Pit Statement of Mineral Resources As of December 31, 2025				
Class	Zone	Tonnes (kt)	Au (g/t)	Au (koz)
Measured	B Pit	2,910	1.32	123.4
	A Pit	563	1.07	19.3
	CX Pit	10,889	1.30	455.3
	Mag Pit	12,000	1.21	468.0
	Total	**26,362**	**1.26**	**1,066.0**
Indicated	B Pit	360	1.10	12.7
	A Pit	689	0.80	17.8
	CX Pit	2,973	1.25	119.6
	Mag Pit	7,317	0.93	219.2
	Total	**11,339**	**1.01**	**369.3**
Measured and Indicated	B Pit	3,270	1.29	136.1
	A Pit	1,252	0.92	37.1
	CX Pit	13,862	1.29	574.9
	Mag Pit	19,317	1.11	687.1
	Total	**37,701**	**1.18**	**1,435.2**
Inferred	B Pit	32	0.64	0.7
	A Pit	205	0.59	3.9
	CX Pit	1,347	1.16	50.2
	Mag Pit	563	1.11	20.2
	Total	**2,148**	**1.09**	**75.0**

Notes:

(1) The effective date of the Mineral Resource estimate in the Granite Creek Technical Report is December 31, 2024; a Qualified Person and an employee of Global Resources Engineering, has reviewed the Granite Creek Open Pit mineral resources and material assumptions included in the Granite Creek Technical Report and confirmed that are current as of December 31, 2025.

(2) Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

(3) Mineral resources are reported in grams per metric tonne (g/t) at a 0.30g/t cut-off, an assumed gold price of $2,040 $/per troy ounce using variable recovery, a slope angle of 41 degrees, 6% royalty, heap leach processing cost of $9.04 per tonne (includes admin) and CIL processing cost of $17.22 per tonne (includes admin). The gold price used is the 36-month trailing average gold price as of December 31, 2024.

(4) The reference point is in situ

Underground Statement of Mineral Resources As Of December 31, 2025					
Zone	Tons (kton)	Tonnes (kt)	Au (opt)	Au (g/t)	Au (koz)
Measured					
Ogee	70	64	0.260	8.92	18
Otto	54	49	0.266	9.13	14
Meas Total	124	113	0.263	9.01	33
Indicated					
CX	8	7	0.391	13.41	3
Ogee	161	146	0.348	11.92	56
Otto	279	253	0.317	10.86	88
South Pacific	223	203	0.287	9.83	64
Ind Total	670	608	0.315	10.80	211
Measured and Indicated					
CX	8	7	0.391	13.41	3
Ogee	231	209	0.321	11.01	74
Otto	333	302	0.308	10.57	103
South Pacific	223	203	0.287	9.83	64
M&I Total	795	721	0.307	10.52	244
Inferred					
CX	97	88	0.351	12.03	34
Ogee	42	38	0.564	19.33	24
Otto	187	169	0.401	13.74	75
South Pacific	530	481	0.361	12.37	191
Inf Total	856	776	0.378	12.97	324

Notes Pertaining to Underground Mineral Resources:

1. Mineral Resources have been estimated at a gold price of $2,175 per troy ounce and a silver price of $27.25 per ounce. Metal price determinations were from 2024 Q3.
2. Mineral Resources have been estimated using gold metallurgical recoveries of 85.2% to 94.2% for pressure oxidation. Payment for refractory mineralization sold to a third party is 58%. Oxide CIL mineralization payments vary from 40% to 70% based upon the grade of the mineralization.
3. The cutoff grade reported in grams per metric tonne (g/t) for refractory Mineral Resources varies from 0.151 to 0.184 opt. for acidic conditions. The cutoff grade for oxide mineral resources is 0.075 opt.
4. The contained gold estimates in the Mineral Resource table have not been adjusted for metallurgical recoveries.
5. Numbers have been rounded as required by reporting guidelines and may result in apparent summation differences.
6. A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.
7. The mineral resource estimates were prepared and reported using S-K 1300 definitions.
8. Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, socio-political, marketing, or other relevant factors.
9. Mineral Resources have an effective date of December 31, 2025. Aaron Amoroso, a Qualified Person and an employee of the Company, has reviewed the Granite Creek Underground mineral resources and material assumptions included in the Granite Creek Technical Report and confirmed they are current as of December 31, 2025.
10. The reference point for mineral resources is in situ.

Criteria for Reasonable Prospects for Economic Extraction

The requirement, "reasonable prospects for economic extraction," generally implies that the quantity and grade estimates meet certain economic thresholds and that the mineral resources are reported at a cutoff grade considering appropriate extraction scenarios and processing recoveries. To meet this requirement, GRE considered that major portions of the Granite Creek deposit are amenable for open pit extraction.

To determine the quantities of material offering "reasonable prospects for economic extraction" by an open pit, GRE constructed open pit scenarios developed from the resource block model estimate using Whittle's Lerchs-Grossman miner "Pit Optimizer" software. Reasonable mining assumptions were applied to evaluate the portions of the block model (Measured, Indicated, and Inferred blocks) that could be "reasonably expected" to be mined from an open pit. The optimization parameters presented in the table below were selected based on experience and benchmarking against similar projects. The results are used as a guide to assist in the preparation of a mineral resource statement and to select an appropriate resource reporting cutoff grade. GRE considers that the blocks located within the resulting conceptual pit envelope show "reasonable prospects for economic extraction" and can be reported as a mineral resource. The Granite Creek open pit mineral resource is constrained by a Whittle pit shell that corresponds to a gold price of $2,040 per troy ounce. For more information on the estimation parameters for both the open pit and underground Mineral Resource estimates see Section 11 of the Granite Creek technical report.

Granite Creek Resource Parameters for Open Pit Optimization		
Variables	Unit	Value
Mining Cost (waste/mineralized material)	$/ tonne mined	$2.46
Heap Leach Cost	$/ tonne mineralized material treated	$9.04
Carbon in Leach Cost	$/ tonne mineralized material treated	$17.22
Heap Leach (HLCH) Recovery with CN Solubitity <60	%	CN solubility*100
Heap Leach (HLCH) Recovery with CN Solubitity >=60	%	((0.1225*[Au PPM])+0.4164)*100
CIL Recovery	%	((0.5388*CN Solubility)+0.3201)*100
Gold Price	$/oz	$2,040
Selling Costs and Penalties	$/oz	$114
Total Royalty (Simplified)	%	6%
Slope Angle	degrees	41
HLCH	tonnes per year	2,975,000
CIL	tonnes per year	1,050,000

To determine the quantities of material offering "reasonable prospects for economic extraction" by underground, stope optimization software was used to produce stope designs that meet minimum mineable geometric shapes that exceed cutoff grade. These shapes include necessary low grade waste dilution required to produce a minable geometry. The underground mineral resources are defined by a mining geometry consistent with the drift and fill mining method. The dimensions of a minimum minable stope cross section are 15 ft wide x 15 ft high. Individual stope lengths vary from a minimum of 20 ft to a maximum of 100 ft.

Mineral Resources Comparison

The comparison of the Mineral Resources as of December 31, 2024 and December 31, 2025 can be found in the table below. The 2024 and 2025 Granite Creek Open Pit resources are the same as no material was depleted in 2025.

In 2025 the total tonnes and ounces in the Granite Creek Underground decreased in all categories. The decrease in tonnes and ounces was due to depletion in 2025. The updated Mineral Resource Estimate was calculated by adjusting for mined out material during 2025. Mineral Resource depletion stated in the below table accounts for extracted material in 2025 from the Mineral Resource Estimate. The Company also extracted additional material in 2025 that was outside of the Mineral Resource Estimate.

	December 31, 2024		December 31, 2025		Percent Change	
Category	Ounces Gold (k)	Ounces Silver (k)	Ounces Gold (k)	Ounces Silver (k)	Gold	Silver
Granite Creek Underground - Measure	37	—	33	—	(13)%	—%
Granite Creek Underground - Indicated	224	—	211	—	(6)%	—%
Granite Creek Underground - Inferred	326	—	324	—	(1)%	—%
Granite Creek Open Pit - Measured	1,066	—	1,066	—	0%	—%
Granite Creek Open Pit - Indicated	369	—	369	0	0%	—%
Granite Creek Open Pit - Inferred	75	—	75	0	0%	—%

Mining Operations

Mining Methods

Open Pit

The Granite Creek Mine Project will employ conventional open pit mining techniques using front end loaders and rear dump rigid frame haul trucks. The mine plan is designed to deliver an average of 10,000 tonnes of potentially economically viable material per day from the open pit to the crusher which will then be run through the CIL mill. Waste material would be either placed on waste rock storage facilities (WRSF) or as backfill in previously mined open pits.

Underground

Due to the irregular geometry and poor ground conditions, all production mining is planned as drift and fill mining. Select areas may utilize long hole or other stoping techniques. The final choice of mining method will depend upon the geometry of the stope block, proximity to main access ramps, ventilation and escape routes, the relative strength or weakness of the mineralized material and adjacent wall rock, and finally the value or grade of the mineralized material. The choice of mining method will not be finalized until after the stope delineation and definition drilling is completed.

Drift and Fill is a very selective mining method. A drift and fill stope is initiated by driving a waste crosscut from the access ramp to the ore. The initial ore drift is driven at planned 15-feet wide by 15-feet high dimensions, with flat grade. Once the initial drift is driven, floor may be pulled. Where mining is planned adjacent to or below the drift, it is backfilled with CRF prior to mining the subsequent drifts.

Processing and Recovery Operations

Granite Creek Open Pit

The Granite Creek Open Pit Project is anticipated to employ open pit mining with a CIL system on a 365 day per year, 24 hour per day basis with 91% availability. The CIL circuit will process ROM material, crushing to a nominal size of approximately 4 inches. Crushed material will advance to a semi-autogenous (SAG) mill and ball mill grinding circuit, to produce a 75-micron product.

A pre-leach thickener will then be used to thicken the ground material and flocculant will be added to improve settling rates. The thickener underflow will then be pumped to a series of CIL tanks in which the slurry flows sequentially. As gold is extracted via cyanidation, it is quickly adsorbed onto carbon. Carbon will flow counter-current to the slurry and be recovered in the first tank. The loaded carbon will then be treated with an acid wash to remove any deposits and will be pumped to an elution column. A stripping solution strips gold off the loaded carbon. The pregnant solution will be pumped to the electrowinning process and the precious metal cathodes are smelted into dore bars.

A regeneration kiln is used for the reactivation of barren carbon from the elution column. This reactivated carbon is pumped back into the last CIL tank. Fresh carbon may be added to the regeneration kiln as well. Tailings from the CIL tanks are pumped to a thickener and are stored in a tailings storage facility.

Granite Creek Underground

Refractory production from the Granite Creek underground operation is anticipated to be processed via milling, and pressure oxidation followed by CIL. It is currently processed at a third-party destination capable of processing refractory material via an autoclave under a toll-milling agreement, until such time that i-80 has refurbished the Lone Tree Autoclave facility. At this point, i-80 will begin processing the refractory material at Lone Tree, as part of a blended feed comprised of Granite Creek material along with material from i-80's other mining operations.

The Lone Tree Autoclave Facility is located immediately adjacent to the I-80 highway, and approximately 40 miles from the Granite Creek property. The Lone Tree autoclave processing facilities were shut down at the end of 2007. Since that time, the mills have been rotated on a regular basis to lubricate the bearings. The facility is still in place with, in general, most of the equipment sitting idle. i-80 Gold's objective is to refurbish and restart the pressure oxidation (POX) circuit and associated unit operations, including building a new oxygen plant and installing a tailings filtration plant, while meeting new regulatory requirements for allowable mercury emissions.

Oxide production from the Granite Creek underground operation is currently processed, depending on the grade, at either i-80's heap leaching facility at Lone Tree for low-grade material or through an ore purchase agreement with a third party for higher grade material. The Lone Tree facility will also be capable of processing oxide material upon completion via a bypass of the autoclave, directly to CIL processing.

Infrastructure, Permitting and Compliance Activities

Project Infrastructure

The Granite Creek mine is a past operating mine, and as such, has a large portion of the necessary infrastructure in place. Existing infrastructure at the Granite Creek Property includes an office building, dry and warehouse facilities, a small shop facility and a lined stockpile area on the surface. Landline telephone and digital subscriber line service are available at the Project site. Cellular phone service is also available, but is dependent on the strength of receiving antennas, topography, and lines of sight. A fiber optic line provides wifi throughout surface infrastructure and key areas of the underground to support phone, radio, and process control instrumentation. The metallurgical laboratory is still on the project site, although the analytical equipment has been removed. Within the lab are offices, a wet lab, sample preparation and a fire assay area. In addition, there is a fully functional and operating truck scale adjacent to the office facility, which was used to weigh trucks when the underground material was toll treated by a third-party mill.

A paved county road (number 789) leads to the edge of the property with a short gravel section, less than one mile from the existing Granite Creek office building. A complete well maintained road system allows access to the historic open pits and underground mine in the CX Pit.

Six deep dewatering wells were drilled and cased at the property, four of which are currently being operated. Water from the dewatering system is discharged to one of two RIBs on the east side of the county road. There is also a process water well, which feeds a process water tank and distribution system.

Electrical infrastructure suitable for mine operations is installed. A 120 kV line feeds the mine-owned transformer, which is further stepped down to 13.8 kV, with available power estimated at 2 MW. Power to the underground operations is supplied at 480 V. There is a small transformer at the mine portal. All power lines to the underground mine and dewatering system are above ground and mounted on poles.

Over 9,000 feet of underground workings have been completed at the property. The mine is accessed through either of two portals, and dual egress has been established for most areas of the mine. Where dual egress is not possible, rescue chambers have been installed. Equipment is repaired in an underground mine shop. Air doors and a ventilation fan provide required air supply to the workings in compliance with Mine Safety and Health Administration standards.

Water Management

To manage excess water at the project site, the Granite Creek Project has four permitted RIBs. These are closed basins surrounded by a berm, which allow for the infiltration of excess mine water. Two RIBs and associated pipelines have been constructed at the property. A total of four RIBs are permitted for the infiltration of 6,900 gallons per minute ("gpm") of water. In 2025 following a groundwater modeling / dewatering needs evaluation, it was determined that additional RIBs capacity would be needed to address the underground flows so the decision was made to move forward with the construction of the remaining two RIBs. Construction commencement of these two RIBS is expected to begin in Q1 2026. Additional groundwater studies will determine the Life of Mine (LOM) dewatering requirements for the mine site inclusive of potential future open pit expansion.

The site currently operates a water treatment plant (WTP) that came on-line in Q1 2024 and can treat approximately 800 gpm; however, based on the 2025 studies and increased underground water flows, it was determined that an additional WTP would be needed to handle estimated flows between 3500-4000 gpm. Construction of this larger WTP is commencing in Q1 2026. Additionally, field work and subsequent testing associated with an attenuation study are also planned to start in Q1 2026.

Environmental Permitting Requirements

Active Permits

The permits listed below allow for the current ongoing underground operation at Granite Creek. Major permit revisions, as well as additional permits, will be required for the proposed plan of operations outlined in the technical report.

The National Environmental Policy Act (NEPA) is likely the largest single permitting hurdle that the project will face. The NEPA process is required when disturbances are anticipated to take place on federal lands and non-patented mining claims. It is reasonable to expect that this NEPA permitting effort will require the completion of an Environmental Impact Statement (EIS) through the BLM. State permits are required for air quality protection, groundwater protection, surface water protection, and water rights.

Current major permits held by Osgood LLC are presented in the table below. These permits do not permit on-site mineral processing, nor the large-scale storage of mine waste.

Granite Creek Project – Active Permits		
Permit Name	**Agency**	**Permit Number**
Plan of Operations Granite Creek Mine Project	BLM	NVN-064101
Class II Air Quality Operating Permit	NDEP-BAPC	AP1041-3086.02
Mercury Operating Permit to Construct	NDEP-BAPC	MOPTC AP1041-3089 (De Minimis)
Water Pollution Control Permit - Rapid Infiltration Basins	NDEP-BMRR	NEV2005102
Water Pollution Control Permit - Granite Creek Mine	NDEP-BMRR	NEV2005103
Mine Reclamation Permit	NDEP-BMRR	0047
Granite Creek UG Mine Reclamation Permit	NDEP-BMRR	0242
Mining Stormwater General Permit	NDEP-BWPC	NVR300000: MSW-42365
Onsite Sewage Disposal System	NDEP-BWPC	GNEVOSDS09S0177
Hazardous Materials Storage Permit	Nevada State Fire Marshal	12441012106
Waters of the United States Jurisdictional Determination	USACE	Request for Approved Jurisdictional Determination (AJD) submitted to USACE November 2022

The project site has full water rights for Granite Creek, the largest drainage that crosses the property. Granite Creek is an ephemeral drainage that is captured upgradient from the CX pit and conveyed in a pipeline to the channel downgradient from the open pits, which then flows between the RIBs. This water right is useful because if operations require it, this water can be managed at the discretion of the project.

Capital and Operating Costs

Open Pit

The open pit capital cost estimate has been prepared under the assumption of processing of open pit mined material at 10,000 tpd through a CIL. Project costs were estimated using first principles, cost data from Infomine (2024), and the experience of senior staff. The estimate assumes that the project will be operated by a contractor; therefore, no mining equipment capital costs were included as this equipment would be provided by the contractor.

Granite Creek Open Pit Mine Project Capital Costs															
Item	**Year -2**	**Year -1**	**Year 1**	**Year 2**	**Year 3**	**Year 4**	**Year 5**	**Year 6**	**Year 7**	**Year 8**	**Year 9**	**Year 10**	**Year 11**	**Year 12**	**Capital Cost (M)**
Open Pit Mining Equipment	$—	$—	$—	$—	$0.9	$—	$—	$—	$—	$—	$—	$—	$—	$—	$0.9
Capitalized Waste	$—	$23.3	$6.8	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$30.2
CIL Process	$73.3	$73.3	$—	$—	$—	$4.6	$4.6	$4.6	$4.6	$4.6	$—	$—	$—	$—	$169.6
Infrastructure	$4.7	$4.7	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$9.4
G&A	$—	$4.8	$—	$—	$0.1	$—	$—	$0.1	$—	$—	$0.1	$—	$—	$—	$5.1
Sustaining	$—	$0.1	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$0.1
Working	$—	$—	$10.6	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$(10.6)	$—
Reclamation	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$9.0	$9.0	$18.0
Permitting	$5.0	$5.0	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$10.0
Contingency	$19.5	$21.9	$1.7	$—	$0.2	$1.2	$1.2	$1.2	$1.2	$1.2	$—	$—	$—	$—	$49.2
Total	**$102.5**	**$133.1**	**$8.5**	**$—**	**$1.2**	**$5.8**	**$5.8**	**$5.8**	**$5.8**	**$5.8**	**$0.1**	**$—**	**$9.0**	**$9.0**	**$292.4**

Granite Creek Open Pit Mine Project Operating Cost Summary			
Item	Total Operating Cost (millions)	Unit Operating Cost	Unit
Mining	$637.0	$1.9	$/tonne mined
Processing	$343.6	$9.9	$/tonne processed
G&A	$53.3	$1.6	$/tonne processed
Contingency	$206.8		
Total	**$1,240.7**		

Underground

Capital cost estimates are based on past actual supplier costs, and internal estimates. Capital contingencies are calculated at 15% of capital development and delineation drilling and 25% on everything else. Capital costs estimates are within a range of accuracy of +/- 50% and are suitable for a preliminary economic assessment evaluation. The underground capital costs are summarized below:

Granite Creek Underground Capital Cost Estimates ($000's)							
Item	2025	2026	2027	2028	2029	2030	Total
Capital Development	$19,553	$20,760	$12,755	$4,617	$600	$600	$58,885
Delineation Drilling	$6,000	$2,000	$2,000	$2,000	$2,000	$2,000	$16,000
Water Treatment Plant	($3,300.0)	($3,500.0)	($2,646.0)				$9,446
Feasibility Study	$1,000						
Underground Electrical	($500.0)	($1,000.0)	($500.0)	($500.0)	($500.0)	($500.0)	$3,500
Fans/Ventilation	($100.0)	($500.0)	($100.0)	($100.0)	($100.0)	($100.0)	$1,000
Contingency	($5,058)	($4,664)	($3,025)	($1,142)	($540)	($540)	$14,969
Total	($35,511)	($32,424)	($21,026)	($8,359)	($3,740)	($3,740)	$104,800

Total operating cost, cost per ton and cost per ounce are shown below:

Granite Creek Underground Mine Total and Unit Operating Costs			
Item	Total Costs ($M)	Unit Cost ($/ton milled)	Cost per Ounce ($/oz Au)
Mining	$331.7	$208.7	$794
Transportation & Processing	$98.8	$62.1	$237
G&A, Royalties & Net Proceeds Tax	$140.0	$88.1	$335
By-Product Credits			
Total Operating Cost/Cash Costs	$570.5	$358.9	$1,366
Closure & Reclamation	$7.4	$4.6	$18
Sustaining Capital	$88.8	$55.9	$213
All-in Sustaining Costs (1)	$666.6	$419.4	$1,596.8

Open Pit

GRE considered the following key economic parameters to determine the best scenario: NPV@5%, IRR, payback period, mine life, and initial capital cost. The following table summarizes the results of the economic model:

Granite Creek Open Pit Mine Project Summary of Economic Model														
Item	Year -2	Year -1	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11	Year 12
Production														
CIL Tonnes Processed ('000s)	—	—	2,188	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	1,167	34,855
Contained CIL Au Oz Processed ('000s)	—	—	132	145	143	116	99	167	197	184	136	60	20	1,397
Recovered CIL Au Oz ('000s)	—	—	114	126	124	100	86	145	171	160	118	51	17	1,211
Revenue														
Gross Revenue (M$)	—	—	248	274	269	218	186	316	371	347	256	111	37	2,633
Refining/Selling Cost (M$)	—	—	1	1	1	1	0	1	1	1	1	0	0	6
Transportation Charges (M$)	—	—	0	0	0	0	0	0	0	0	0	0	0	0
Royalty (M$)	—	—	10	13	13	10	8	16	26	26	19	6	2	150
Net Smelter Revenue (M$)	—	—	237	260	256	207	178	299	344	320	236	105	35	2,476
Total Operating Costs (M$)	—	—	101	153	143	140	144	166	137	132	65	45	16	1,241
Owners Royalty Add Back Pre-Tax	—	—	—	—	1	1	—	3	14	15	11	1	1	46.7
Pre-Tax Operating Cash Flow	—	—	136	108	115	68	33	136	221	203	182	61	20	1,282
Taxes														
Federal Taxes (M$)	—	—	16	12	11	5	2	15	29	25	24	6	2	146
State Taxes (M$)	—	—	8	7	6	4	3	8	12	11	9	3	1	70
After-Tax Operating Cash Flow	—	—	112	89	97	58	28	114	181	168	150	53	18	1,067
Nevada Property Taxes (M$)	—	—	3	2	2	2	1	1	1	1	1	0	0	13
Total Capital Costs (M$)	103	133	9	0	1	6	6	6	6	6	0	0	0	274
Net Cash Flow After Tax (M$)	-103	-133	90	86	82	44	18	94	153	143	132	47	7	661
Cumulative Net Cash Flow After Tax (M$)	-103	-236	-146	-60	23	67	85	178	332	475	606	653	659	

The following table summarizes the key economic results for the base case:

Granite Creek Open Pit Mine Project Key Economic Results	
After Tax Economic Measure	Value
After Tax NPV@5% (millions)	$417.2
After Tax IRR	28.7%
Initial Capital (millions)	$254.7
Payback Period (years)	3.7
All-in Sustaining Cost ($/oz Au Produced)	$1,227.4
Cash Cost ($/oz Au Produced)	$1,180.5

Underground

Granite Creek underground is an operating mine and is in the initial production stage and ramping up to full production in 2025. Positive cash flow occurs early in the economic model with corresponding high IRR and short payback times.

Granite Creek Underground Mine Cash Flow Statement										
	Production									
Item	2025	2026	2027	2028	2029	2030	2031	2032	2033 - 2042	Total
Net Income	$3	$10	$2	$12	$8	$3	$2	-$1	$0	$39
Depreciation	$19	$26	$27	$49	$53	$41	$34	$13	$0	$262
Reclamation	$0	$0	$0	$1	$1	$1	$0	$0	$0	$0
Working Capital	-$7	$0	$0	-$4	-$1	$3	$2	$4	$3	$0
Operating Cash Flow	$15	$36	$29	$58	$61	$48	$38	$17	$3	$301
Total Capital	-$36	-$32	-$21	-$8	-$4	-$4	$0	$0	$0	-$105
After Tax Cash Flow	-$21	$4	$8	$49	$57	$44	$38	$17	$3	$197
Cumulative Cash Flow	-$21	-$17	-$9	$40	$97	$141	$180	$197	$200	

Economic Analysis

Granite Creek Open Pit

GRE performed an economic analysis of the project by building an economic model based on the following assumptions:

- Federal corporate income tax rate of 21%
- Nevada taxes:
  - Proceeds of Minerals Tax – variable, with a maximum of 5% of Net Proceeds
  - Property tax – 2.5605%
  - Nevada gold and silver mine royalty – variable, with a maximum of 1.1% of gross revenue
  - Nevada Commerce tax of 0.051% on revenues greater than $4 million.
- Sales and use taxes are not included in the model
- Equipment depreciated over a straight 7 or 15 years and has no salvage value at the end of mine life
- Loss carried forward
- Depletion allowance, lesser of 15% of net revenue or 50% of operating costs
- Gold price of $2,175 per troy ounce
- Gold recovery calculated per block as detailed in Section 13
- Royalties on individual claims calculated by block, ranging from 0.02% to 7.5%, averaging 5.7%. There also is a 10% royalty applied to net profit.

After analyzing the economic results of all cases considered, GRE selected the CIL only case with 0.85 g/t high grade cutoff, contractor operation, conventional tailings, and 133-tonne haul trucks and 21.9-tonne loaders as the base case as it results in the best overall economic results.

The economic model assumes a 1-year construction period. The time for permitting has not been included in the economic model, but the permitting for the open pit mine is likely to take three to five years and occur during the underground mining portion of the project.

Open Pit Mine Financial Statistics	
After Tax Economic Measure	Value
Gold price (US$/oz)	$2,175
Silver price (US$/oz)	$27.25
Mine life (years)	10
Average mineralized mining rate (tons/day)	11,023
Average mineralized mining rate (tonnes/day)	10,000
Average grade (oz/t Au)	0.036
Average grade (g/t Au)	1.25
Average gold recovery (CIL %)	86.6%
Average annual gold production (koz)	110
Total recovered gold (koz)	1,120
Initial Capital (Millions)	$234.0
Sustaining capital (M$)	$30.3
All-in Sustaining Cost ($/oz Au produced)	$1,227.4
Cash Cost ($/oz Au produced)	$1,180.5
After Tax NPV@5% (millions)	$417.2
After Tax IRR	28.7%

Underground Mine Financial Statistics		
After Tax Economic Measure	**With Inferred**	**Without Inferred**
Gold price (US$/oz)	$2,175	
Silver price (US$/oz)	$27.25	
Mine life (years)	8	
Average mineralized mining rate (tons/day)	435	225
Average mineralized mining rate (tonnes/day)	395	204
Average grade (oz/t Au)	0.339	0.292
Average grade (g/t Au)	11.6	10
Average gold recovery (autoclave %)	78%	78%
Average annual gold production (koz)	52	23
Total recovered gold (koz)	418	186
Sustaining capital (M$)	$88.8	$88.8
Cash cost (US$/oz) [1]	$1,366	$1,699
All-in sustaining cost (US$/oz) [1,2]	$1,597	$2,217
Project after-tax $NPV_{5\%}$ (M$)	$155	($30)
Project after-tax $NPV_{8\%}$ (M$)	$135	($33)
Project after-tax IRR	84%	-12.7%
Payback Period	3.2 Years	NA
Profitability Index $_{5\%}$ [3]	12.6	0.7

1. Net of byproduct sales;
2. Excluding income taxes, resource conversion drilling, corporate G&A, corporate taxes and interest on debt;
3. Profitability index (PI), is the ratio of payoff to investment of a proposed project. It is a useful tool for ranking projects because it allows you to quantify the amount of value created per unit of investment. A profitability index of 1 indicates breakeven;
4. This IA is preliminary in nature, it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the IA will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability;
5. Inferred mineral resources constitute 50% of mass and 56% of gold ounces of all mineral resources. The "Without Inferred" statistics presented are a gross factorization of the mine plan without any redesign of mine excavations or recalculation of productivities and costs. Capital costs are the same for the "With Inferred" and "Without Inferred" scenarios. The "Without Inferred" scenario is presented solely to illustrate the project's dependence on inferred mineral resources;
6. The financial analysis contains certain information that may constitute "forward-looking information" under applicable Canadian and United States securities regulations. Forward-looking information includes, but is not limited to, statements regarding the Company's achievement of the full-year projections for ounce production, production costs, AISC costs per ounce, cash cost per ounce and realized gold/silver price per ounce, the Company's ability to meet annual operations estimates, and statements about strategic plans, including future operations, future work programs, capital expenditures, discovery and production of minerals, price of gold and currency exchange rates, timing of geological reports and corporate and technical objectives. Forward-looking information is necessarily based upon a number of assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward looking information, including the risks inherent to the mining industry, adverse economic and market developments and the risks identified in Premier's annual information form under the heading "Risk Factors". There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. All forward-looking information contained in this Presentation is given as of the date hereof and is based upon the opinions and estimates of management and information available to management as at the date hereof. Premier disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

Exploration, Development and Production

Confirmation of the historical drilling is needed to further delineate and potentially expand resources at Granite Creek. Drilling should focus on areas adjacent to existing underground infrastructure along strike and dip of historic workings. Many historic intercepts are currently classified as inferred but can be upgraded to measured and indicated with additional drilling. Areas to focus with underground drilling include the Rangefront, Otto, and Adam Peak fault zones, as well as the area beneath the Ogee Zone. Additional drilling from surface should test the Adam Peak and Otto fault zones, also known as the South Pacific Zone to the north along strike and deeper along dip.

Further surface drilling should test for extensions of mineralization at depth along the footwall of the Mag fault as well as infill areas of the known open-pit mineralization.

Additional metallurgical test work should be completed on the project to better define recoveries for all zones of the deposit.
- Collect samples for testing which are more spatially and mineralogical representative.
- Complete metallurgical testing to include:
- Cyanide solubility and pregnant solution robbing tests
- Bottle roll tests
- Bottle roll tests with carbon to simulate CIL treatment
- Leach column tests to simulate heap leach processing
- Expand the predictive geometallurgical model to better predict heap leach and CIL recovery.
- Complete additional autoclave tests, from underground materials, to predict recovery by any lithology or mineralogy variations.

The project currently has valid Nevada state permits for the underground mine. However, these permits are not adequate to support the mine plan described in the Granite Creek Technical Report. The project is anticipated to require a full EIS under the NEPA as well as many other state and federal permits.

Nevada is a pro-mining jurisdiction, and there is a high likelihood that the permits can be acquired. However, there is a considerable amount of permitting work to accomplish prior to approval of the EIS with a Record of Decision (RoD) from the BLM. This includes the creation of several baseline datasets, the creation of many supplemental environmental reports, and ultimately, the EIS. It is recommended that this work commence as soon as possible because permitting may be the critical path to gold production.

Net Book Value

The net book value of Granite Creek and its associated plant, equipment and mineral interests was approximately $97.3 million as of December 31, 2025.

Ruby Hill Property

Current Technical Report

Unless otherwise indicated, information in this section is summarized or extracted from the technical report entitled **"S-K 1300 Technical Report Summary Initial Assessment of the Ruby Hill Project, Eureka County NV**" effective December 31, 2024 prepared by Forte Dynamics, Inc., Practical Mining LLC, and TR Raponi Consulting Ltd. (the "**Ruby Hill Technical Report**"). Portions of the following information are based on assumptions, qualifications and procedures which are set out only in the full Ruby Hill Technical Report. For a complete description of the assumptions, qualifications and procedures associated with the following information, reference should be made to the full text of the Ruby Hill Technical Report, which is available for review as an exhibit to the Company's Form 10-K under its profile on Edgar at www.sec.gov.

Ruby Hill is considered an exploration stage project because the Company has not determined mineral reserves at the project, and the Company has started extraction activities without determining mineral reserves.

A QP and an employee of Practical Mining LLC, has approved the Ruby Hill Underground mineral resources included in this Annual Report on Form 10-K as of December 31, 2025 and reviewed the reserves and resources in the Ruby Hill Technical Report.

At the time of the preparation of the Ruby Hill technical report, Aaron Amoroso, a QP, was an employee of Forte Dynamics, Inc. Subsequently to the published date of the Ruby Hill Technical Report, Mr. Amoroso became an employee of the Company. Mr. Amoroso has approved the Archimedes Open Pit and Mineral Point Open Pit mineral resources included in this Annual Report on Form 10-K as of December 31, 2025 and reviewed the mineral resources in the Ruby Hill Technical Report.

Project Description, Location and Access

The Ruby Hill property ("Ruby Hill") consists of mining and mill site claims and patents, surface landholdings, water rights, mine and mineral processing infrastructure, the Mineral Point deposit, and the Archimedes deposits. The Archimedes deposit is comprised of the West Archimedes, East Archimedes, Blackjack, 426 and Ruby Deeps zones. The property comprises 10,608 acres and is located in the historic Eureka mining district of central Nevada and takes its name from the most significant historical mine, the Ruby Hill mine, which itself was named for the hill it lies beneath. The property is located on owned fee land, owned and leased patented mining claims, and owned and leased unpatented mining claims.

The resources considered in this summary, and as detailed in the Ruby Hill Technical Report, include the Archimedes underground Carlin-style gold deposit and the Mineral Point distal disseminated silver-gold open pit deposit (collectively, the Ruby Hill Project", individually "Archimedes" and "Mineral Point") – *see Figure 1-1 below*. The Ruby Hill Technical Report includes a Preliminary Economic Assessment/Initial Assessment ("PEA") for the Archimedes underground, Archimedes open pit, and the Mineral Point open pit resource areas at Ruby Hill. The mining contemplated for each of these areas is independent of the other and there is no interaction between them. Exploitation of one area does not preclude exploitation of the other. The Ruby Hill Technical Report considers each to be a stand-alone operation, and there has not been any shared benefit assigned to operating or capital costs. *See Figure 1-2 for current Plan of Operations boundary for the Ruby Hill Project.*

Table of Contents

Figure 1-1 Ruby Hill Property Area/Royalty Map


582000
584000
586000
588000
4382000
4380000
4378000
4376000
4374000
4372000
Ruby Hill Royalty Map
i-80 Gold Corp - 2026
N
0
0.6
1.2
1.8
2.4
3
Kilometers
Explanation
Ruby Hill Property Boundary
Public - 98%
Owned, Millsite, Unpatented
Owned, Lode, Unpatented
Leased, Lode, Unpatented
Private - 2%
Owned, Lode, Patented
Privately Owned Surface, BLM Minerals
Royalties
4% NSR to Asarco Incorporated
3% NSR to RG Royalties, LLC
3% NSR to Arthur A. & Elizabeth O. Biale Trust
2.5% NSR to Placer Dome
No Royalty
Deposit Outlines
Mineral Point Open Pit Mineralization
Archimedes Underground Mineralization
Mineral Point $2,175 Planned Pit

Source: Jason Worner

This map is a general representation of property boundaries and land status and is subject to revision and verification.

Figure 1-2 - Ruby Hill current Plan of Operations


Process Area
Heap
Leach
Facility
East WRDA
Ruby Hill
Mine Plan
Boundary
West
WRDA
Expansion
West WRDA
Open Pit
Pit Expansion
Eureka
278
50
20N 52E
20N 53E
19N 53E
EXPLANATION
US Highway
State Highway
Heap
Pit
Process
WRDA
Mine Boundary
Township
Section
NOTES
1. Coordinate System: NAD 1983 UTM Zone 11N Feet
N
Feet
0
2,500
5,000
HALEY ALDRICH
bingham
AUTHORIZED MINE FACILITIES
AND EXISTING DISTURBANCE
FIGURE 2

Location - Ruby Hill is located on the Battle Mountain/Eureka gold trend approximately 1.5 miles northwest of the town of Eureka in Eureka County, Nevada, U.S.A., approximately 115 miles south of Elko and 245 miles east of the city of Reno, Nevada, U.S.A (see Figure 1-3 below). It is centered at roughly 39°31.5’ N latitude and 115°59’ W longitude. Access to the Ruby Hill Project area from Reno is via Interstate Highway 80 for 65 miles to the town of Fallon, then 180 miles east from Fallon on paved U.S. Highway 50 to its intersection with Nevada State Highway 278, and south from U.S. Highway 50 on a well-graded dirt road for less than one mile to the site gate. The Ruby Hill Project area can also be accessed from Elko via Interstate Highway 80 for 35 km, then south on Highway 278 for 115 miles to Eureka. Additionally, the Ruby Hill Project can be accessed from Ely, Nevada near the border with Utah, west along US Highway 50 for 78 miles. The nearest airport is a regional airport located in Elko, Nevada.

Figure 1-3 Location of Ruby Hill Property within Nevada


Battle Mountain
Phoenix
Cove
Cortez
LANDER
EUREKA
ELKO
Goldbar
Eureka
Ruby Hill
Inset image
N
Ruby Hill Mine
General Location Map
Nevada, USA
i-80 Gold Corp
February, 2026
Nad83 UTM
Mine Occurence
30 km
480000
520000
560000
600000
4480000
4440000
4400000
4360000

Climate - Eureka County is typical of the high-desert environment. Typical summer temperatures near Eureka range between 50°F and 82°F while winter temperatures range between 18°F and 38°F. Average precipitation is about 11.8 inches including just under 59 inches of snowfall. Typical snow accumulation is roughly 3 inches on average at lower elevations, although occasional large storms may accumulate significantly more for short durations. The town of Eureka lies at about 6485 ft elevation, while the project area ranges from 6160 ft to 6680 ft. Mining operations can continue year-round with brief pauses for summer lightning storms or unusually heavy winter snowstorms.

Land Rights - The property is located on owned fee land, owned and leased patented mining claims, and owned and leased unpatented mining claims. The Ruby Hill land position comprises various forms of title. On the northern Ruby Hill portion of the property, i-80, through its wholly owned subsidiaries Ruby Hill Mining Company, LLC ("RHMC") and Golden Hill Mining Corporation, owns 34 patented claims (approximately 223.8839-233.464 acres), 640 unpatented claims (approximately 13,222.40 acres), and leases 7 unpatented lode claims (approximately 144.62 acres). i-80 also owns a land patent covering about 1,644.94 acres in the vicinity of the Archimedes and Mineral Point deposits. The mineral rights underlying the patented land are held by patented and unpatented lode claims. Patented land is subject to property taxes and lease holding payments to the claim owner if applicable. The BLM MLRS mining claim database shows all claim fees paid through September 2026 at an annual cost of approximately $137,000.

Royalties - Several royalties are in effect on various areas of the property. The map included in Figure 1-1 above overlays the various royalty claims applicable to the Ruby Hill Property and to the Mineral Point and Archimedes deposit areas.

The tables below list the royalties in the Ruby Hill area and in the Golden Hill area. Some royalties were retained by previous owners upon sale of the property while others were negotiated as lease agreements with claim holders. Royalties are not payable until production occurs in the area covered by the royalty.

Ruby Hill Royalties	
Lessor/Grantor	**Lease Type**
ASARCO Incorporated	4% NSR
RG Royalties, LLC	3% NSR
Arthur A. & Elizabeth O. Biale Trust	3% NSR
Placer Dome	2.5% NSR

Golden Hill Royalties	
Lessor/Grantor	**Lease Type**
ASARCO Incorporated	4% NSR
Biale Lease	3% NSR
Herrera Lease	4% NSR
MacKenzie Lease (50% Interest)	2% NSR
Warren Lease	4% NSR
RG Royalties	3% NSR
Royalty Consolidation Company	0.5-1.5% NSR

Environmental Considerations - The closure cost for Ruby Hill is estimated to be $30 million. The associated surety bond was accepted by the Bureau of Land Management (BLM) on March 31, 2025, and covers authorized disturbance associated with issued permits for Ruby Hill. There are no other known environmental liabilities associated with pre-Project operations.

RHMC controls a total of 8,107-acre feet per annum (AFA) of water rights for consumption and occupation. Due to a history of over pumping in the region based on a heavy agricultural reliance, the Diamond Valley Basin was categorized as a Critical Management Area (CMA) by the Nevada State Engineer's office in 2015. The designation allowed the State Engineer and the community to agree on certain tools to reduce over-pumping, including the implementation of a Diamond Valley Groundwater Management Plan (GMP). Following resolution of a lengthy legal dispute by senior water rights holders in the Basin, the GMP was reinstated effective January 1, 2023. As a groundwater user within the GMP designated area, RHMC controls sufficient water rights to support its mining operations.

Social & Community Considerations - Eureka is a community that is familiar with and supportive of mining. Mining activity at the property began in the 1860s and has continued with periodic interruptions until the present day. Ruby Hill and its predecessors, including Homestake Mining Company and Barrick Gold Corporation, have each maintained comprehensive community relations programs. Ruby Hill works closely with community and local stakeholders to provide updates on key developments, including Project status (operations and permitting) and community program and initiatives. Due to the proximity of the mine to the town of Eureka, Ruby Hill monitors operating activities closely to ensure no negative impact to community. RHMC holds quarterly meetings with the public, landowners, and County officials to discuss operational, permitting and community updates. RHMC continues to have a positive professional relationship with its stakeholders, including its regulators at the federal and state agencies.

History

i-80 Gold acquired the Ruby Hill Project from Waterton Global Resource Management ("Waterton") in July 2021.

Oxidized gold and silver deposits were first discovered by prospectors in the Ruby Hill area in 1864. Following development of a furnace to recover metal from oxidized ores production from the Ruby Hill deposit commenced in 1873. Smelting operations ceased by 1891. Much of the historic work occurred south of the Ruby Hill Project, with historic mines and prospects scattered through the northern Fish Creek mountains west of Eureka extending south several miles towards the Little Smoky Valley. The majority of historical production, estimated at about 80%, was from the original Ruby Hill mine located roughly 1 ¼ miles south of the Archimedes and Mineral Point deposits. i-80 acquired Golden Hill Corporation and the historic Ruby Hill site (FAD property), consolidating their ownership of the Ruby Hill Complex.

Modern work at the Project began in 1992, when Homestake Mining Company ("Homestake") made the Archimedes Carlin-type discovery at the current Ruby Hill Project area. History prior to 1992 focused generally on the FAD portion of the property, while history from 1992 to the present has been focused on the Archimedes area. One exception is the shaft relating to the TL deposit and the related historic underground mines, which Eureka Corporation mined from 1953-1958 in the vicinity of the current Mineral Point Trend resource area.

Barrick (following its acquisition of Homestake in 2001) sold the Ruby Hill property to Waterton in 2015, at which point the open pit mine was on care and maintenance following a slope failure on the south wall of the pit that caused suspension of mining activities in 2013. Waterton established the current holding and operating company of the Ruby Hill property (Ruby Hill Mining Company, LLC, or "RHMC") and proceeded to re-compile the Ruby Hill mineral resource database and study restart of operations and development of the Mineral Point, 426, Blackjack and Ruby Deeps zones.

RHMC continued to irrigate and recover gold from the heap leach pads and re-activated the open pit in 2020 to mine 12 benches on the north wall of the pit to the level of the slide material from the south wall that filled bottom of the pit.

Geological Setting, Mineralization and Deposit Types

Regional Geology

The Ruby Hill Property is located in the Eureka mining district in east-central Nevada, within the northern part of the Fish Creek Range which is a nearly continuous sequence of Cambrian and Ordovician sedimentary rocks totaling nearly 10,000 ft in thickness. These strata accumulated on a stable continental shelf margin and consisted primarily of carbonate units with subordinate shale and sandstone. The Cambrian Eldorado Dolomite, the Hamburg Dolomite and overlying Dunderberg Shale, portions of the Windfall Formation, and the Goodwin-Ninemile transition, host most of the mineralization within the district.

The Eureka district hosts mid-Cretaceous, igneous-related, polymetallic carbonate replacement deposits that have subsequently been overprinted by Carlin-type gold-silver mineralization. Gold and silver mineralization possibly dates to the early-middle Cenozoic (Eocene) and temporally coincides with the onset of extension and Eocene-Oligocene magmatism. Post mineral uplift exposed portions of the Archimedes gold deposit and likely contributed to the relatively deep level of oxidation. Subsequent Miocene Basin and Range faulting resulted in reburial of the Archimedes system beneath 60 to 500 ft of Tertiary-Quaternary overburden in East Archimedes.

Local and Property Geology

The Ruby Hill Project area is located along the southeastern end of the Battle Mountain/Eureka gold trend. The Eureka gold mining district exposes a nearly continuous sequence of Cambrian and Ordovician sedimentary rocks approximately 10,000' thick consisting of primarily carbonate units with subordinate shale and quartz sandstone.

The main precious metal mineralization at Ruby Hill occurs in favorable lithostratigraphic units bound by high angle structures that are interpreted to have been conduits for hydrothermal fluids responsible for gold and silver mineralization. There is also earlier carbonate replacement base metal mineralization in skarn-altered limestone units proximal to Cretaceous intrusions.

Mineralization

Within the Ruby Hill Project area, two styles of mineralization occur:
- Early polymetallic (Au-Ag-Pb-Zn) skarn or carbonate replacement deposit ("CRD"): Blackjack and TL.
- Late Au±Ag Carlin-type: East Archimedes, West Archimedes, 426, Ruby Deeps, Mineral Point zones.

The polymetallic skarn and CRD style is the oldest mineralization event recognized at the Ruby Hill Project and related to emplacement of the Cretaceous intrusive units. The precious metal-rich Carlin style overprints the older CRD event and interpreted to have developed during early-middle Cenozoic (Eocene) times, similar to other Au-Ag deposits of the Battle Mountain/Eureka Trend. Mineralization is largely controlled by lithology and structure.

Gold-silver mineralization occurs broadly as a near N-trending zone (Mineral Point Trend), consisting of smaller zones of structurally and lithologically controlled deposits (East and West Archimedes, 426, Ruby Deeps, Mineral Point, Achilles, and Hector). Mineralization, both Au-Ag and Au-Au-Pb-Zn is primarily hosted within the Windfall and Goodwin Formations, and within the Hamburg Dolomite. Combined mineralization spans an area approximately 12,000 ft long, 9,000 ft wide, at the maxima, and spans from surface to approximately 2,400 ft below surface. Mineralization is focused along high- and low-angle faults, lithologic contacts, fold axis, and sanded plus breccia zones.

Gold occurs as free grains within the oxide portions along with iron oxides, and associated with sulfide minerals (pyrite, arsenopyrite, arsenian pyrite, realgar, and orpiment) within the unoxidized portions of the deposits. Within the oxide horizons, petrographic work for samples from the Archimedes deposits "…indicate(s) that the gold was originally associated with pyrite grains, with no evidence of silica encapsulation. Higher grade gold mineralization occurs in zones of jasperoid and decalcified limestone".

> *Mineral Point Trend Geology and Mineralization* - The Mineral Point Trend deposit consists of gold and silver mineralization hosted by the Cambrian Hamburg dolomite in the nose of a broad anticline that plunges to the north northeast and is bound to the east by the Holly Fault and to the west by the West Fault. The Mineral Point Trend is 10,000 ft long, 2,400 ft wide and up to 500 ft thick. The top of the Mineral Point Trend is near surface at its south end and 500 ft below surface at its north end. Majority of the mineralization in the Mineral Point Trend deposit is oxidized and has a high ratio of cyanide soluble to fire assay total gold. This deposit has not been mined and is the largest precious metal Mineral Resource in the Ruby Hill Project.

> *West Archimedes Geology and Mineralization* - The West Archimedes deposit is hosted in the Ordovician Upper Goodwin limestone unit and is bound to the west by the Holly Fault. The zone strikes north-west and dips shallowly to the north-east. The deposit measures 2,000 ft along strike and 740 ft down dip and is up to 300 ft thick. The majority of West Archimedes was mined in an open pit before mining at East Archimedes. The mineralization in the West Archimedes deposit is oxidized and has a high ratio of cyanide soluble to fire assay total gold.

East Archimedes Geology and Mineralization - The East Archimedes Zone occurs east of the Graveyard Fault and proximal to the Graveyard Stock. Mineralization extends eastward from the West Archimedes Zone in the Upper Goodwin Formation and extends downward in the Lower Laminated and Lower Goodwin units along the contact with the Graveyard Stock. Silver and base metal grades are elevated in the East Archimedes zone in comparison with the other zones in the Ruby Hill Project in an envelope around the Blackjack zone replacement-style zinc mineralization described below. Mineralization in East Archimedes is roughly 1,200 ft wide and 1,200 ft long in plan and extends from surface where it is well defined by shallow drilling to several mineralized intersections over 1,800 ft below surface. The upper portion of the East Archimedes deposit, above an elevation of approximately 5,000 ft, is oxidized and transitional oxide-sulfide mineralization with a high ratio of cyanide soluble to total fire assay gold. The upper portion of the East Archimedes zone has been mined from surface.

426 Zone Geology and Mineralization - The 426 zone occurs in the Lower Laminated unit of the Goodwin Formation and the upper part of the underlying basal Goodwin unit of the Goodwin Formation in the nose of a fold. The mineralized zone forms a rod-shaped body plunging shallowly to the northeast that is 1,400 ft long, 200 ft wide and 200 ft thick. The top of the zone is approximately 1,000' below surface, but it is 500' below the bottom of the current East Archimedes pit bottom. Majority of the higher-grade mineralization occurring in the Goodwin Formation Lower Laminated unit is sulfide-style mineralization with a low ratio of cyanide soluble to total fire assay gold but the lower portion of the zone that is hosted in the basal Goodwin Unit *has* a moderate cyanide soluble to total fire assay gold mineralization.

Ruby Deeps Zone Geology and Mineralization - The Ruby Deeps zone is a north-northeast striking, shallowly east dipping zone of mineralization hosted in the Windfall Formation in proximity to bodies of Bullwhacker Sill intrusive bound by the Graveyard Fault to the east and the Holly Fault to the west. The zone is 2,400 ft long 500 ft wide and 600 ft thick. The top of the zone is 1,600 ft below surface and 1,000 ft below the bottom of the West Archimedes pit. Within the zone there are several tabular horizons of higher-grade mineralization that are 40 ft to 100 ft thick.

Blackjack Zone Geology and Mineralization - The Blackjack zone is a pod of replacement style zinc mineralization hosted by the Lower Goodwin Unit directly in contact with the Graveyard Stock within the East Archimedes Zone. Mineralization occurs as a pod of sphalerite mineralization with elevated lead, copper, and silver. The base metal-rich carbonate replacement style mineralization has been overprinted by later Carlin-style gold mineralization. The Blackjack zone measures approximately 500 ft wide, 500 ft long, and 950 ft high. The upper part of the Blackjack zone is partially oxidized with a high-to-moderate ratio of cyanide soluble to total fire assay gold, but sphalerite is un-oxidized. The lower portion of the zone is un-oxidized.

Deposit Types

Mineralization at Ruby Hill is characterized by intrusion-related distal-disseminated, carbonate replacement, and skarn deposits that have been overprinted by younger Carlin-type gold mineralization.

Polymetallic Replacement Deposits - The carbonate replacement mineralization is similar to other polymetallic (Pb-Zn-Ag ±Au) deposits found worldwide that are spatially associated with Cretaceous age intrusive units.

Carlin - Type Gold Deposits - Gold and silver mineralization within the Ruby Hill deposits is predominantly attributed to a Carlin-type overprint interpreted to temporally coincide with the onset of extensional tectonics and Eocene-Oligocene magmatism.
The structural setting, alteration mineralogy, and mineralization characteristics of the Ruby Hill gold deposits is consistent with Carlin-type deposits.

Carbonate Replacement and Carlin Style Mineralization at Ruby Hill - Elevated concentrations of zinc, lead, copper and silver are found in the Mineral Point Trend and the Blackjack zone and deeper parts of the Ruby Deeps zone of the Archimedes deposit. This mineralization is attributed to the earlier polymetallic carbonate replacement phase of mineralization and is found in favorable carbonate units proximal to the Graveyard Stock and Bullwhacker Sill.

The gold mineralization at Ruby Hill precious metal deposits have features typical of Carlin-type gold deposits and can consider to be members of the broad spectrum of Carlin-type gold deposits found in the Great Basin. These include:
- Complex structural and stratigraphic controls on gold mineralization.
- Nature of alteration (jasperoid formation, decalcification, sanding, argillic alteration).
- Association of micron scale gold with fine grained pyrite.
- General geochemical signature of anomalous As-Sb-Hg.
- Tertiary age of gold mineralization coinciding with Basin and Range extension.

The authors concluded that the local structural setting, host rocks and mineralization style of the Blackjack zone and deeper parts of the Ruby Deeps Zone and Mineral Point Trend are consistent with a carbonate replacement or skarn type Zn-Pb-Cu-Ag-Au style mineralization.

The tectonic and local structural settings, lithological characteristics of the host rock, alteration mineralization style of the Mineral Point, Hector, East Archimedes, West Archimedes 426 and Ruby Deeps zones are consistent with the Carlin-style sedimenthosted precious metal mineralization found in northern Nevada.

The authors expressed an opinion that deposit model concepts, and the understanding of the geological features of the Ruby Hill Project that control precious and base metal mineralization are sufficiently advanced to support exploration activities and Mineral Resource estimation.

57

Exploration & Drilling

The RHMC drillhole database consists of data from over 3,600 drillholes and 2.3 million feet of drilling from throughout the southern portion of Eureka County. The database includes holes that have been drilled to test 24 different targets and includes reverse circulation, diamond core, reverse circulation pre-collar with diamond core tail and percussion and churn drill hole types. A total of 2,491 drillholes have been drilled on the current Ruby Hill property and 2,100 drillholes totaling 1.5 million feet of drilling define the Mineral Point Trend and Archimedes deposits.

The dataset used to produce the Mineral Resource Estimate for the Mineral Point Trend consists of drillhole data compiled from eight companies and work carried out from 1950 to 2015; however, 95% of the drilling was completed from 1992 to 2015 by Homestake, and subsequently by Barrick following completion of its acquisition of Homestake in 2004.

Just over 75% of drilling carried out at Ruby hill has been reverse circulation drilling. Diamond drilling has been used to provide drill core for detailed geological and geotechnical logging, metallurgical sampling, to extend reverse circulation holes below the water table to ensure representative sampling for assaying and as twin holes to confirm reverse circulation hole sampling. Mud rotary and other drill types have mainly been used to drill pre-collar holes for diamond drilling.

i-80 completed 9,883 feet of drilling in 2021 at Ruby Deeps for infill. Holes were drilled using RC pre-collars followed by HQ core-tails. In 2022, 137,210 feet of drilling was completed with a mix of core and RC. Core drilling was conducted by National Drilling (Salt Lake City, UT) with RC conducted by Envirotech Drilling (Winnemucca, NV). Where documented, core sizes drilled include PQ (3.345 in), HQ3 (2.406 in), HQ (2.5 in), and NQ (1.875 in). Most holes were inclined. Thirty-six i-80 holes totaling 75,546.5 feet contributed to the current resource estimation, representing about 30 percent of holes flagged for use in the Ruby Deeps and 426 deposits. The remainder of the i-80 drilling was in exploration areas including Hilltop, Ruby Deeps expansion, Blackjack definition, 428, and Blue Sky. All of the i-80 holes contributing to the current resource estimation were drilled using core or RC precollar with core tail.

Drill hole collars are surveyed by the Ruby Hill surveyor using Trimble equipment with sub-centimeter accuracy referencing a local base station with GNSS rover. Coordinates are collected in the Ruby Hill mine grid, NAD83(2011), US survey feet. Downhole surveys are performed by IDS using a north seeking gyro.

i-80 logs geological characteristics of drill samples in Excel, filling data fields similar to those recorded by Barrick and Homestake but with additional focus on sulfides to support characterization of CRD mineralization. Data is organized in Excel sheets with tabs for geotechnical, sampling, lithology, alteration, oxide, sulfide, structure, point data, veins, density and water level information. Core recovery averaged about 93%, which is comparable to core recovery of Barrick's drilling campaigns. Recovery within the modeled mineral envelopes is similar to overall recovery, about 93% for Ruby Deeps and about 95% for 426. The slightly higher recovery within the 426 zone correlates with relatively high RQD values in the OGLL host unit.

Geometry of Carlin type mineralization at Ruby Hill is well understood, and drill spacing is close enough to allow true thickness to be reasonably represented by interpolating between mineralized intercepts in adjacent drill holes. Most holes intersect the mineralization at near-normal orientations.

Sampling, Analysis and Data Verification

Since 2021, Carlin-type mineralization exploration samples have been submitted to ALS Minerals, an ISO/IEC 17025:2017 certified and accredited laboratory of Sparks, Nevada. Base-metal mineralization exploration samples have been submitted to American Assay Laboratories, which is an ISO 9001 and 17025 certified and accredited laboratory in Sparks, Nevada, for sample preparation and analysis. American Assay Laboratory is used for umpire check sample analysis of Carlin-type mineralization. ALS Minerals is used for umpire check sample analysis of base-metal mineralization. The drill and geochemical samples are collected in accordance with accepted industry standards. Data verification was completed as part of the generation of the mineral resources estimate. All data collected, including but not limited to collar location, downhole survey, geological, and analytical data, are subject to i-80 Gold's Quality Assurance, Quality Control ("QAQC") procedures.

RC samples were collected on 5-foot intervals using an adjustable cyclone splitter. The target weight for each interval was approximately 8 kg of sample caught directly in a sample bag placed below the splitter. Each sample was tied and placed in a sample bin. Sample bins were transported from the drill site to the core yard area by a Company employee and then from there samples were picked up by either ALS Minerals, American Assay Laboratories, or Paragon Geochemical. Core samples were cut by Company technicians using core saws at the Company's core processing facility at Lone Tree. Technicians prepare sample bags for the sample intervals specified in the logging geologist's cut sheet. Core sample intervals may range from one foot to ten feet. The technician cuts the core in half, places one half into the sample bag and returns one half to the core box. When the entire sample interval is split, the technician ties the bag and places it into a sample bin. When splitting is complete for the hole, the sample bin is picked up by a driver for ALS Minerals, American Assay Laboratories, or Paragon Geochemical and delivered to the respective lab.

Both Core and RC samples were submitted to either ALS Minerals, American Assay Laboratories, or Paragon Geochemical, all located in Sparks, Nevada. All labs are independent of the Company. Paragon is certified under ISO/IEC 17025:2017. ALS Minerals and American Assay Laboratories are ISO 9001 and 17025:2017 certified. Samples were dried, weighed, screened, crushed to 70% passing 10 mesh, split to 250g with a riffle splitter, then pulverized to 85% passing 200 mesh. Samples submitted through Paragon Geochemical were analysed with a 50 element suite (code 50AR-MS) using 0.5g aqua regia digestion with ICP-MS finish. Samples submitted through ALS Minerals (4977 Energy Way, Reno, NV 89502 or 1345 Water St. Elko, NV 89801) were analysed with a 35 element suite (code ME-ICP41) using 0.5g 4-acid digestion with ICP-AES finish. The ALS ICP-AES facility is located at 2103 Dollarton Hwy, North Vancouver, BC, Canada. Samples submitted through American Assay Laboratories (1506 Glendale Ave, Sparks, NV 89431) were only analysed for gold with pulps sent to ALS Minerals for multi-element analysis. Each sample sent to Paragon Geochemical (1555 Industrial Way, Sparks, NV 89431) was analysed for Au using 30g fire assay, aqua regia digestion with AAS finish (code Au-AA30) with detection range 0.005 to 5 ppm Au. Samples with Au result greater than 5 ppm Au were analysed using 30g fire assay with gravimetric finish (code Au-GR30), detection range 0.14 to 10,000 ppm Au. Each sample sent to ALS Minerals was analysed for Au using 30g fire assay, aqua regia digestion with AAS finish (code Au-AA23), with detection range 0.005 to 10 ppm Au. Samples with Au result greater than 10 ppm Au were analysed using 30g fire assay with gravimetric finish (code Au-GRAV21), detection range 0.05 to 10,000 ppm Au. Each sample sent to American Assay Laboratories was analysed for Au using 30g fire assay, aqua regia digestion with AAS finish (code FAPB30- ICP), with detection range 0.003 to 10 ppm Au. Samples with Au result greater than 10 ppm Au were analysed using 30g fire assay with gravimetric finish (code GRAVAu30), detection range 0.103 to 10,000 ppm Au.

Core is transported from the drill to the Ruby Hill core shed, a rented facility near Ruby Hill which is fenced and locked. It is stored in the core yard until it can be logged. Once logging is complete, core is transported to Lone Tree by Company personnel for splitting. Lone Tree is fenced and access is controlled with ID key cards. Once splitting is complete, lab drivers pick up the samples, maintaining chain of custody.

RC samples are stored at the drill site under supervision of the drillers until the hole is complete. It is then transported to the Ruby Hill core yard and stored for a short time until it can be picked up by the lab driver, maintaining chain of custody.

Split core retained in the original box is stored at the Lone Tree core yard. Pulps are initially returned to the Lone Tree lab for check analysis before being stored at Lone Tree.

Several standards with various characteristics (high, medium and low grade, oxide and refractory) are in use at Ruby Hill. The provenance of most of the standard material is Carlin type deposits. Standards are inserted at a rate of approximately 5% with the goal of matching the standard grade to the nearby grade of the rock. Blanks are inserted at a rate of approximately 5%. Duplicates are made at approximately 5% (2.5% sample duplicates generated during the core splitting phase or at the drill rig with a Y-splitter in the case of RC samples, 2.5% prep dups generated after the pulverizing phase of sample prep by the assay laboratory.) QAQC is inserted at the discretion of the geologist performing the logging on core material. QAQC for RC samples is pre-determined by the sample sheet which is made prior to drilling the hole.

The Company uses crushed marble for blanks, and for standards purchases certified reference materials from OREAS, a reputable supplier of reference materials for the mining industry.

Check samples are conducted at the Lone Tree assay lab facility once pulps are returned to the site. All samples with values >1 ppm Au have a check assay performed, with a target check rate of about 10% of total sample stream.

It is the opinion of the qualified person responsible for Section 8 of the Ruby Hill Technical Report that sample preparation, security, and analytical procedures meet industry standard practices.

In 2023, Practical Mining updated the resource estimate in the Ruby Deeps and 426 areas to include new drilling. 102 drillholes were flagged for use in the estimate, and 15 holes (representing about 15% of the data set) were chosen for detailed review. The holes selected for review were chosen to represent the area of interest in an even spatial distribution as well as represent different operators over time (i-80, Barrick and Homestake).

Practical Mining requested original hardcopy data records for the selected holes including collar location surveys, downhole deviation surveys, geology logs, and assay certificates. Collar survey records were available for only four holes, two drilled by Barrick and two drilled by Homestake. Another Barrick hole, BRH2C, was located a significant distance from the planned location recorded on the geology log. Company geologists were subsequently able to recover survey data confirming the location of BRH2C. Practical Mining recommends continuing to recover missing survey records, as well as systematically archiving data in digital and hard copy formats as new holes are drilled. Practical Mining viewed holes in Vulcan to confirm collars coincide with topography. Hole HC1399 lies about 32.5 feet above the original topography, but it is located in the topsoil stockpile area and was apparently drilled during construction of the stockpile.

All holes used in the estimation have downhole deviation surveys, although some hard copy records were not archived. Downhole survey records were available for all of the selected Company and Barrick holes, and three of the Homestake holes. All of the selected records match the database, except the most recently drilled Company hole, iRH22-57, which had an intermediate version of the survey taken before the final 1011 feet were drilled. Updating the final survey will affect the location of a mineralized interval in the Ruby Deeps zone, but should not have a significant effect on the mineral estimation due to its location within the modeled zone and the small magnitude of the change relative to wide drillhole spacing. All hole traces were viewed in Vulcan and no excessive deviation was noted.

Geology logs were available for all requested holes. Logs match the database quite well. Two Homestake holes had logs digitized for the core tail but not the RC pre-collars, and one Homestake hole had not been entered in the digital database at all. Practical Mining recommends digitizing the data for consistency and to make the database more comprehensive, although it is unlikely to have an effect on the geology model since drill spacing is close and the geology data is interpolated between adjacent holes. Practical Mining viewed all drillhole traces coded by lithology in Vulcan and observed that the drill data coincides very well with the Company's lithological and structural models.

Assay certificates were unavailable for one requested Barrick hole and two Homestake holes. Certificates for 12 holes were compared with the database and only one mismatch was identified, a minor error where the preliminary value was exported instead of the final value. Practical Mining viewed all drillhole traces coded by assay grades in Vulcan and noted that grade and thickness correlate well between adjacent holes and along geological contacts.

Practical Mining recommended continuing to recover collar survey records and archiving all drilling records properly. Practical Mining concluded the database was suitable for use in the Mineral Resource estimation.

Mineral Processing and Metallurgical Testing

For the Archimedes Underground, four test programs have been completed between 2008 and 2024 focused on refractory processing methods including flotation, roasting and pressure oxidation. Based on the review of the testing programs, estimated gold recoveries in acidic pressure oxidation conditions with CIL are 96.8% for the 426 Zone, 96.0% for the Ruby Deeps Windfall mineralization type, 98.1% for the Ruby Deeps Dunderberg Shale mineralization type and 38.8% for the Ruby Deeps Intrusive mineralization type.

For the Mineral Point Open Pit Project, from 2011 to 2014, three test work programs were carried out by Kappes Cassiday Associates (KCA), focusing on column leaching and bottle roll leach testing of the Mineral Point deposit. The metallurgical test work confirms the amenability of oxide material to heap leaching for precious metals extraction. Mineral Point estimated recoveries are based on alteration type, ranging from 83% to 84.4% gold and 40% to 45.2% silver for oxide mineralization.

Mineral Resource and Mineral Reserve Estimates

Archimedes Open Pit

The Archimedes deposit was previously mined by Homestake and Barrick for West Archimedes and East Archimedes respectively. Mining ceased after a pit wall failure. In the Technical Report Summary an updated estimation of the Archimedes mineral resource has been developed Forte Dynamics, Inc. (Forte), and the mining potential for continuing the surface exploitation of the deposit was evaluated to estimate a current open pit mineral resource estimate.

Forte Dynamics, Inc. estimated the Archimedes open pit mineral resources detailed in the table below. Mineral resources are not Mineral Reserves and have not been demonstrated to have economic viability. There is no certainty that the mineral resource will be converted to Mineral Reserves. Inferred mineral resources do not have sufficient confidence that modifying factors can be applied to convert them to mineral reserves. The quantity and grade or quality is an estimate and is rounded to reflect the fact that it is an approximation. Quantities may not sum due to rounding.

Summary Mineral Resources for Archimedes Open Pit at End of the Fiscal Year Ended December 31, 2025						
Deposit	Cutoff Au (g/t)	Tonnes (kt)	Au (g/t)	Ag (g/t)	Au (koz)	Ag (koz)
Indicated Mineral Resources						
Archimedes Pit	0.20	4,280	1.98	10.7	272	1,460
	0.10	4,320	1.96	10.6	272	1,490
	0.05	4,340	1.95	10.6	272	1,480
Inferred Mineral Resources						
Archimedes Pit	0.20	820	1.18	8.9	31	230
	0.10	870	1.12	8.5	31	250
	0.05	880	1.11	8.5	31	250

Notes:
(1) Mineral resources in the Ruby Hill Technical Report have an effective date of December 31, 2024. Aaron Amoroso, a Qualified Person and an employee of the Company, has reviewed the Archimedes Open Pit mineral resources and material assumptions included in the Ruby Hill Technical Report and confirmed that they remain current as of December 31, 2025.
(2) Mineral resources are the portion of Mineral Point that can be mined profitably by open pit mining method and processed by heap leaching.
(3) Mineral resources are below an updated topographic surface (below Archimedes pit).
(4) Mineral resources are constrained to economic material inside a conceptual open pit shell. The main parameters for pit shell construction are a gold price of $2,175/oz Au, a silver price of $26.00/oz, average gold recovery of 77%, average silver recovery of 40%, open pit mining costs of $3.31/tonne, heap leach average processing costs of $3.47/tonne, general and administrative cost of $0.83/tonne processed, gold refining cost of $1.85/oz, silver refining cost of $0.50, and a 3% royalty; metal price determinations were from 2024 Q3
(5) Mineral resources are reported above a 0.1 g/t Au cutoff grade. Silver revenues were not considered in the cutoff grade.
(6) Mineral resources are stated as in situ.
(7) Mineral resources have not been adjusted for metallurgical recoveries.
(8) Reported units are metric tonnes.
(9) Reported table numbers have been rounded as required by reporting guidelines and may result in summation discrepancies.

Criteria for Reasonable Prospects for Economic Extraction

The potential for economic extraction was determined by use of an economic pit limit program, MineFlow, from the Colorado School of Mines. This utilizes a unique algorithm, but provides similar results to a Lerchs-Grossman (LG) analysis. The economic parameters applied are equal to those used in the more detailed Mineral Point study shown in Table 13-13 of the Ruby Hill Project Technical Report Summary. The bulk of the surface minable Archimedes deposit has been mined previously, leaving about 5 million tonnes of ore and 300 thousand gold ounces within the optimized pit shell and below the depleted topo surface.

Mineral Point Open Pit Mineral Resource Statement

Forte Dynamics, Inc. estimated Mineral Point open pit mineral resources detailed in the table below. The estimated tonnages and grades in the mineral resource estimate have not been adjusted for mining recovery and dilution. Contained metal estimates in the mineral resource statement table have not been adjusted for metallurgical recoveries.

Mineral resources are not Mineral Reserves and have not been demonstrated to have economic viability. There is no certainty that the mineral resource will be converted to mineral reserves. The quantity and grade or quality is an estimate and is rounded to reflect the fact that it is an approximation. Quantities may not sum due to rounding.

There is no guarantee that mineral resources can be converted to mineral reserves. Inferred mineral resources do not have sufficient confidence that modifying factors can be applied to convert them to mineral reserves.

Summary Mineral Resources form Mineral Point Open Pit at End of the Fiscal Year Ended December 31, 2025					
Deposit	Tonnes (kt)	Au (g/t)	Ag (g/t)	Au (koz)	Ag (koz)
Indicated Mineral Resources					
Mineral Point	216,982	0.48	15.0	3,376	104,332
Total Indicated	**216,982**	**0.48**	**15.0**	**3,376**	**104,332**
Inferred Mineral Resources					
Mineral Point	194,442	0.34	14.6	2,117	91,473
Total Inferred	**194,442**	**0.34**	**14.6**	**2,117**	**91,473**

(1) Mineral resources in the Ruby Hill Technical Report have an effective date of December 31, 2024. Aaron Amoroso, a Qualified Person and an employee of the Company, has reviewed the Mineral Point Open Pit mineral resources and material assumptions included in the Ruby Hill Technical Report and confirmed that they remain current as of December 31, 2025.
(2) Mineral resources are the portion of Mineral Point that can be mined profitably by open pit mining method and processed by heap leaching.
(3) Mineral resources are below an updated topographic surface.
(4) Mineral resources are constrained to economic material inside a conceptual open pit shell. The main parameters for pit shell construction are a gold price of $2,175/oz Au, a silver price of $26.00/oz, average gold recovery of 77%, average silver recovery of 40%, open pit mining costs of $3.31/tonne, heap leach average processing costs of $3.47/tonne, general and administrative cost of $0.83/tonne processed, gold refining cost of $1.85/oz, silver refining cost of $0.50, and a 3% royalty; metal price determinations were from 2024 Q3.
(5) Mineral resources are reported above a 0.1 g/t Au cutoff grade.
(6) Mineral resources are stated as in situ.
(7) Mineral resources have not been adjusted for metallurgical recoveries.
(8) Reported units are metric tonnes.
(9) Reported table numbers have been rounded as required by reporting guidelines and may result in summation discrepancies.

Criteria for Reasonable Prospects for Economic Extraction

A mineral resource optimized LG pit shell was constructed to define the portion of the Mineral Point resource having reasonable prospects for economic extraction amenable to open pit mining and processing by heap leaching using the 25 ft x 25 ft x 25 ft block model. Conceptual mining, processing and economic assumptions for the open pit resource shell are presented in Table 11-22 of the Ruby Hill Project Technical Report Summary. Open pit mineral resources contained within the pit shell are reported above a fixed cut-off grade of 0.1 g/t Au.

Archimedes Underground

Practical Mining LLC estimated the Archimedes Underground mineral resource using all drilling and geological data available through October 31, 2022.

Summary Mineral Resources for Archimedes Underground at End of the Fiscal Year Ended December 31, 2025					
Deposit	Tonnes (kt)	Au (g/t)	Ag (g/t)	Au (koz)	Ag (koz)
Indicated Mineral Resources					
426	899	6.9	0.8	199	22
Ruby Deeps	892	8.3	2.4	237	69
Total Indicated	1,791	7.6	1.6	436	92
Inferred Mineral Resources					
426	1,038	6.6	1.2	219	40
Ruby Deeps	3,150	7.6	2.4	769	246
Total Inferred	4,188	7.3	2.1	988	286

Notes:

(1) Underground mineral resources have been estimated at a gold price of $2,175 per troy ounce and a silver price of $27.25 per ounce; metal price determinations were from 2024 Q3

(2) Mineral resources have been estimated using pressure oxidation gold metallurgical recoveries of 96.8% and 89.5% for the 426 and Ruby Deeps deposits respectively.

(3) Pressure oxidation cutoff grades are 5.06 and 5.48 Au g/t (0.148 and 0.160 opt) for the 426 and Ruby Deeps deposits respectively.

(4) Detailed input mining, processing, and G&A costs are defined in Section 18.1.

(5) Units shown are metric.

(6) The contained gold ounces estimates in the mineral resource table have not been adjusted for metallurgical recoveries.

(7) Numbers have been rounded as required by reporting guidelines and may result in apparent summation differences.

(8) A mineral resource is a concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. The dimensions of a minimum minable stope cross section are 20 feet wide x 15 feet high. Individual stope lengths can vary from a minimum of 20 feet to a maximum of 100 feet.

(9) An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration.

(10) Mineral resources, which are not Mineral Reserves, do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, socio-political, marketing, or other relevant factors.

(11) Mineral resources in the Ruby Hill Technical Report have an effective date of December 31, 2024. A Qualified Person and employee of Practical Mining LLC, has reviewed the Ruby Hill Underground mineral resources and material assumptions included in the Ruby Hill Technical Report and confirmed that they remain current as of December 31, 2025.

(12) The reference point for mineral resources is in situ.

Criteria for Reasonable Prospects for Economic Extraction

Stope optimizer software is well suited to meet the requirement for Reasonable Prospects for Economic Extraction. The software will produce stope designs that meet minimum minable geometric shapes that exceed the cutoff grade. These shapes will include necessary low grade or waste dilution included with the stope design. Mineral resources are defined by a mining geometry consistent with the drift and fill or drift and bench mining methods chosen. The dimensions of a minimum minable stope cross section are 20 feet wide x 15 feet high. Individual stope lengths can vary from a minimum of 20 feet to a maximum of 100 feet.

Mineral Resources Comparison

There has been no change in either the indicated or inferred mineral resources from December 31, 2024 to December 31. 2025.

The comparison of the Mineral Resources as of December 31, 2024 and December 31, 2025 can be found in the table below. No resource material depletion occurred in 2025.

		December 31, 2025		December 31, 2024		Percent Change	
Category		Ounces Gold (k)	Ounces Silver (k)	Ounces Gold (k)	Ounces Silver (k)	Gold	Silver
Ruby Hill Mineral Point Open Pit - Indicated		3376	104332	3376	104332	-%	-%
Ruby Hill Mineral Point Open Pit - Inferred		2117	91473	2117	91473	-%	-%
Ruby Hill Archimedes Underground - Indicated		436	92	436	92	-%	-%
Ruby Hill Archimedes Underground - Inferred		988	286	988	286	-%	-%
Ruby Hill Archimedes Open Pit - Indicated		272	1490	272	1490	-%	-%
Ruby Hill Archimedes Open Pit - Inferred		31	250	31	250	-%	-%

Mining and Operations

Archimedes Open Pit

The Archimedes Open Pit was previously mined using conventional truck and shovel open pit mining methods and future exploitation is expected to utilize the same methods.

Mineral Point Open Pit

Mineral Point is a large, disseminated gold and silver deposit. The majority of the mineralization in the Mineral Point deposit is oxidized and has a high ratio of cyanide solubility. Open pit optimizations have been performed to determine that Mineral Point is amenable to open pit mining methods. The open pit optimization was performed using the *Pseudo Flow* algorithm in Hexagon Mine Plan software. The pit optimizer delineates an economic pit shell that maximizes the value of the extractable material by incorporating the mining cost, processing cost, selling cost, gold recovery values, and an overall pit slope.

The Mineral Point Project is expected to consist of an open pit mining operation using conventional equipment. The Project is a conventional hard rock open pit, and mining is planned to be self-performed. Mining is planned on 50-foot (15-meter) benches using haul trucks, shovels, and conventional drill and blast activities.

Archimedes Underground

The Archimedes Underground is being developed as an underground underhand cut and fill mine. The deposit will be accessed through portals being developed inside of the Archimedes pit and use truck haulage on ramps to transport material. The deposit gold grade and depth makes it amenable to underground mining, however the depth is not great enough to anticipate the need for shaft mining. The mine is planned as underhand cut and fill utilizing cemented rock fill (CRF) to backfill stopes. This method is common in Northern Nevada and amenable to the ground conditions and geometry of the deposit. As the resource is better defined and developed, opportunities will be explored to mine amenable portions of the deposit using long hole stoping or similar mining methods to reduce mining costs and increase production rates.

Processing and Recovery Operations

Historically, there have been three destinations for treatment of mineralization from the Ruby Hill Mine: (i) run-of-mine (ROM) and crushed mineralization sent to a heap leach pad, (ii) crushing and tank leached mineralization, with agglomerated tailings routed to the heap leach pad, and (iii) higher-grade sulfide mineralization routed to the then-Barrick Goldstrike Operation for autoclave processing.

Current Heap Leach Operations

Residual leaching of the East Archimedes heap leach pad is ongoing with no additional mineralized material being added to it. Leached gold is recovered by a carbon-in-column circuit and loaded carbon is treated off-site by a third party to produce doré.

Mineral Point Open Pit

The proposed process for Mineral Point Open Pit material includes primary and secondary crushing, conveyor stacking on a heap leach pad, extraction with cyanide solution, Merrill-Crowe recovery of precious metals and refining.

Archimedes Underground

Refractory production from the Ruby Hill operation will be processed via milling, and pressure oxidation followed by CIL. It will be processed at a third-party destination capable of processing refractory material via an autoclave under a toll-milling agreement, until such time that i-80 has refurbished the Lone Tree Autoclave facility. At this point, i-80 will begin processing the refractory material at Lone Tree, as part of a blended feed comprised of Ruby Hill material along with material from i-80's other mining operations.

The Lone Tree Autoclave Facility is located immediately adjacent to I-80, approximately 160 miles from the Ruby Hill project. The Lone Tree autoclave processing facilities were shut down at the end of 2007. Since that time, the mills have been rotated on a regular basis to lubricate the bearings. The facility is still in place with, in general, most of the equipment sitting idle. For more information see Sections *Strategy Overview* and *Discussion of Operation Results* in the 10-K for more information on the Lone Tree Facility refurbishment.

Infrastructure, Permitting and Compliance Activities

Infrastructure

Mining conditions anticipated are typical for northern Nevada underground mines. Underhand drift and fill along with long hole open stoping will be the primary mining methods. Mining will be undertaken by a qualified contractor, eliminating the need to recruit a workforce and purchase mining equipment.

Transportation, electrical and support infrastructure already exists at Ruby Hill. The project will leverage existing infrastructure from previous mining activities at the Ruby Hill site, including site access, haul roads, waste rock storage, and power supply, with necessary upgrades. As of the date of the technical report, there were active dewatering wells, active monitoring wells, and active vibrating wire piezometers (VWPs).

Additional infrastructure requirements are limited to:

- Overhead power line and transformer at the portal site.
- Backfill and shotcrete plants.
- Fuel and oil storage near the portal.
- Contractor's maintenance facility and office.
- Mine water supply tank.

Permitting

Permitting approval for underground development and mining above the 5100 elevation was received in August 2025 and underground development commenced immediately thereafter. Production mining in the 426 deposit will start in 2026 and continue through 2027 with oxide material processed on site in the existing heap leach facility, sold to a third party as an ore purchase agreement or processed at Lone Tree when it becomes operational, and refractory material sent to a third party for toll processing or processed at Lone Tree when it becomes operational. Permits for mining below the 5100 elevation are anticipated in the second quarter of 2027 with development mining for the Ruby Deeps deposit beginning shortly thereafter.

In conjunction with the permitting actions associated with the Archimedes Underground Mine Project in-pit surface support facilities, a DNA was deemed sufficient for the PoO Amendment NVN-067782 approved by the BLM March 30, 2023. Additionally, on June 23, 2023, the NDEP-BMRR approved an EDC to WPCP NEV0096103 for the construction of the surface facilities.

Water Use Permits

RHMC controls a total of 8,107 acre feet per annum (AFA) of water rights for consumption and occupation (RHMC, 2024).

Due to a history of over pumping in the region based on a heavy agricultural reliance, the Diamond Valley Basin was categorized as a CMA by the Nevada State Engineer's office in 2015. The designation allowed the State Engineer and the community to agree on certain tools to reduce over-pumping, including the implementation of a Diamond Valley GMP. Following resolution of a lengthy legal dispute by senior water rights holders in the Basin, the GMP was reinstated effective January 1, 2023. As a groundwater user within the GMP designated area, RHMC controls sufficient water rights to support its mining operations.

Compliance

RHMC is currently permitted to carry out mining operations and reclamation activities at the Project site. This permitting allows it to carry out the exploration, geotechnical and metallurgical field work recommended in this Report. Specific permits related to site activities are presented in the following table.

Permit Name	Permitting Agency/Authority	Permit Number
Mine Plan of Operations	BLM	NVN-067782
Rights of Way	BLM	N-60801; N-60802; N-60359; N-61422
Class II Air Quality Operating Permit	NDEP/BAPC	AP1041-0713.05
Mercury Operating Permit to Construct	NDEP/BAPC	AP1041-2252
Water Pollution Control Permit – Infiltration Project	NDEP/BMRR	NEV2005106
Water Pollution Control Permit – Mine	NDEP/BMRR	NEV0096103
Reclamation Permit (Mine)	NDEP/BMRR	0.000107
Mining Stormwater General Permit	NDEP/BWPC	NVR300000: MSW-44886
Public Drinking Water System	NDEP-BSDW	EU-0885-NTNC: NV0000885
Nitrate Removal System	NDEP-BSDW	EU-0885-TP02: NV0000885
Onsite Sewage Disposal System	NDEP/BWPC	GNEVOSDS09 L0107
Industrial Artificial Pond Permit	NDOW	S479016
Hazardous Materials Permit	Nevada State Fire Marshal	0.125455
Class III Waivered Landfill	NDEP-BSMM	SWW362
EPA RCRA Hazardous Waste ID (Small Quantity Generator)	NDEP-BSMM	NVR000002899
Waters of the United States Jurisdictional Determination	USACE	USACE Jurisdictional Determination approval received 10/01/2025 and is valid for five years

Capital and Operating Costs

Archimedes Underground

The Company has a contract mining agreement with a reputable contractor for development mining at the Archimedes Underground Mine.

Because of this and the infrastructure in place from previous mining activity on the property, capital requirements for the project are only for the construction of underground mine infrastructure, and underground development. The latter comprises 83% of total estimated capital expenditures. The table below details the timing and total of capital expenditures required for the Archimedes Underground project. Contingencies include 15% on capital mine development and resource delineation drilling and 25% on all other capital.

65

Project Capital Costs ($M)										
Item	Total	2025	2026	2027	2028	2029	2030	2031	2032	2033
Mine Development	100.0	7.8	21.0	12.8	25.1	21.7	2.6	3.7	3.0	2.4
Resource Conversion Drilling	10.6	2.1	0.0	8.5	0.0	0.0	0.0	0.0	0.0	0.0
Facilities										
Environmental Permitting	5.0	0.0	2.0	2.0	1.0	0.0	0.0	0.0	0.0	0.0
Feasibility Study	0.5	0.0	0.0	0.5	0.0	0.0	0.0	0.0	0.0	0.0
Admin and Management	3.9	3.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
NV Energy	1.4	0.8	0.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Metallurgical Testing	0.5	0.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Dewatering Wells	3.9	3.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Contractor Mobilization	0.2	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Portal Construction	0.2	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Escape Hoist	0.5	0.0	0.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0
UG Electrical	3.7	0.2	1.0	0.5	0.5	0.5	0.5	0.5	0.0	0.0
Fans/Ventilation	2.8	0.0	1.2	0.2	0.4	0.4	0.3	0.3	0.0	0.0
Facilities Total	22.6	9.7	5.3	3.2	1.9	0.9	0.8	0.8	0.0	0.0
Contingency	22.3	2.9	4.5	4.5	4.7	3.5	0.6	0.7	0.5	0.4
Total Capital	**155.4**	**22.5**	**30.8**	**29.0**	**31.7**	**26.0**	**4.0**	**5.2**	**3.5**	**2.8**

Underground operating costs are listed in the table below. Underground mining unit costs are from similar northern Nevada mining contracts and include allowances for owner supplied materials and commodities. Other costs are Company estimates or supplier quotations.

Underground Mine Operating Costs		
Item	**Unit Cost**	**Units**
Variable Costs		
Stope Development Mining (15x20)	$ 100.00	$/ton
Long Hole Stoping	$ 80.00	$/ton
Sill Breasting (Floor Pull)	$ 80.00	$/ton
Cemented Rockfill	$ 37.93	$/fill ton
Unconsolidated Fill	$ 13.00	$/ton
Lone Tree Pressure Oxidation – Acid	$ 106.45	$/ton
Lone Tree Pressure Oxidation – Alkaline	$ 70.81	$/ton
Over the Road Haulage – Lone Tree	$ 39.15	$/wet ton
Over the Road Haulage – Third Party Sales	$ 48.81	$/wet ton
Crush, Screen and Agglomerate Heap Leaching	$ 8.63	$/ton
Run of Mine Heap Leaching	$ 2.41	$/ton
Electrical Energy	$ 0.08	$/kw-hr
Electrical Demand	$ 10.39	$/kw
Fixed Costs		
Mine G&A	$7.3M	$/year
Property Holding Costs	$0.3M	$/year
Electrical Power	$2.8M	$/year
Total Fixed Cost	**$10.4M**	**$/year**

Financial statistics are presented in the table below:

Financial Statistics		
Parameter	**With Inferred**	**Without Inferred**
Gold price - base case (US$/oz)	$2,175	$2,175
Silver price - base case (US$/oz)	$27.3	$27.3
Mine life (years)	10	10
Mining Rate (tons/day)	1,600	400
Tons Processed Autoclave (kton)	4,846	1,451
Average grade Autoclave (Au oz/ton)	0.209	0.209
Average gold recovery (Autoclave %)	91.9%	91.9%
Autoclave Gold Produced (koz)	910	272
Tons Processed Heap Leach (kton)	188	56
Average Grade Heap Leach (Au oz/ton)	0.111	0.111
Average gold recovery (Heap Leach %)	87.4%	87.4%
Heap Leach Gold Produced (koz)	18	5
Average annual gold production (koz)	102	31
Total recovered gold (koz)	928	272
Cash cost (US$/oz)	$1,769	$3,908
Sustaining Capital (M$)	$98	$149
All-in sustaining cost (US$/oz)	$1,893	$4,443
Pre-Production Capital (M$)	$49	$69
All in Costs (US$/oz)	$1,938	$4,692
Project after-tax NPV (M$)	$127	$(566.1)
Project after-tax NPV (M$)	$91	$(501.4)
Project after-tax IRR	23%	NA
Payback Period	7.8 Years	NA
Profitability Index 8	1.7	(1.8)

Notes:
1. Net of byproduct sales;
2. Profitability index (PI), is the ratio of payoff to investment of a proposed project. It is a useful tool for ranking projects because it allows you to quantify the amount of value created per unit of investment. A profitability index of 1 indicates breakeven;
3. Excludes, construction capital, exploration, corporate G&A, interest on debt, and corporate taxes;
4. Excludes exploration, corporate G&A, interest on debt, and corporate taxes; and
5. The financial analysis contains certain information that may constitute "forward-looking information" under applicable United States securities legislation. Forward-looking information includes, but is not limited to, statements regarding the Company's achievement of the full-year projections for ounce production, production costs, AISC costs per ounce, cash cost per ounce and realized gold/silver price per ounce, the Company's ability to meet annual operations estimates, and statements about strategic plans, including future operations, future work programs, capital expenditures, discovery and production of minerals, price of gold and currency exchange rates, timing of geological reports and corporate and technical objectives. Forward-looking information is necessarily based upon a number of assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward looking information, including the risks inherent to the mining industry, adverse economic and market developments and the risks identified in Premier's annual information form under the heading "Risk Factors". There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. All forward-looking information contained in this Presentation is given as of the date hereof and is based upon the opinions and estimates of management and information available to management as at the date hereof. i-80 disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

Mineral Point Open Pit

The capital and operating costs used in the Ruby Hill Technical Report were based on costs from similar project work performed recently by Forte Dynamics, high-level quotes from vendors, and interpolation from CostMine™ models. The qualified person believes that the estimates are appropriate for inclusion in this report and that these costs comply with the precision requirements for a Preliminary Economic Assessment/Initial Assessment.

The following table provides a summary of the capital costs by category for the project:

Mineral Point Project Capital Cost Summary	
Category	**US$M**
Mining Equipment	$420.7
Process	$316.0
Preproduction & Facilities	$80.1
Owner's Cost	$93.6
CAPEX Waste Stripping	$287.3
Total Contingency	$185.5
Total CAPEX	**$1,383.2**

Operating costs for the mine were benchmarked against other similar Northern Nevada sites. The plant was estimated by scaling other simpler projects and interpolating published data from CostMine™. This gave a total cash cost (net of by-product credit) of $1,270.19 per Au toz produced. The following table provides a detailed breakdown of operating costs for the project.

Mineral Point LOM Operating Cost Summary			
Operating Costs	**Unit**	**LOM (USD $M)**	**$/oz Au Produced**
Mining to Process	$2.50 per ton	988.6	280.11
Mining Heap Leach Relocation	$1.50 per ton	39.7	11.24
Mining Waste	$2.50 per ton	2,846.1	806.40
Processing	$3.90 per ton	1,542.2	436.97
Mine Site G&A	$0.75 per ton	296.6	84.03
Total Operating Costs:		5,713.2	1,618.75
Refining Cost Au	$1.85 per toz	6.5	1.85
Refining Cost Ag	$0.50 per toz	36.0	10.20
Royalties & State Taxes		679.8	192.6
Total Cash Costs:		6,435.5	1,823.4
Silver Revenue (by-product)	$27.25 per toz	1,953.0	553.21
Total Cash Cost (net of by-product credit)		4,482.5	1,270.19

The detailed economic model for the Mineral Point Open Pit is included as Appendix B to the Ruby Hill Technical Report.

A constant dollar cash flow analysis for the Ruby Hill Project is presented in the table below:

Cash Flow Statement – Ruby Hill													
	Total	**2025**	**2026**	**2067**	**2028**	**2029**	**2030**	**2031**	**2032**	**2033**	**2034**	**2035**	**2036**	**2037-2045**
Net Income	97.4	0.0	(1.9)	(0.2)	19.3	15.2	10.6	13.8	(12.2)	26.7	27.2	7.3	(8.4)	0.0
Depreciation	270.0	0.0	1.0	7.2	24.1	33.7	34.3	33.9	33.2	37.9	38.4	24.8	1.5	0.0
Reclamation	0.0	(0.4)	(0.3)	(0.0)	0.5	0.7	0.7	0.6	0.6	0.7	0.7	0.3	(0.5)	(3.5)
Working Capital	0.0	0.0	(1.5)	(6.2)	(11.5)	(5.1)	(0.4)	1.5	(1.7)	2.0	(0.3)	7.0	14.1	2.0
Operating Cash Flow	367.4	(0.4)	(2.7)	0.7	32.4	44.5	45.3	49.9	19.8	67.3	66.0	39.4	6.7	(1.5)
Capital Costs														
Capitalized Development	(100.0)	(7.8)	(21.0)	(12.8)	(25.1)	(21.7)	(2.6)	(3.7)	(3.0)	(2.4)	0.0	0.0	0.0	0.0
Definition and Conversion Drilling	(10.6)	(2.1)	0.0	(8.5)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Mine Facilities	(22.7)	(5.8)	(5.3)	(5.2)	(3.9)	(0.9)	(0.8)	(0.8)	0.0	0.0	0.0	0.0	0.0	0.0
Contingency	(22.3)	(2.9)	(4.5)	(4.5)	(4.7)	(3.5)	(0.6)	(0.7)	(0.5)	(0.4)	0.0	0.0	0.0	0.0
Total Capital	(155.5)	(18.6)	(30.8)	(31.0)	(33.7)	(26.0)	(4.0)	(5.2)	(3.5)	(2.8)	0.0	0.0	0.0	0.0
After Tax Cash Flow	211.9	(19.0)	(33.5)	(30.2)	(1.3)	18.4	41.3	44.7	16.4	64.6	66.0	39.4	6.7	(1.5)
Cumulative Cash Flow		(19.0)	(52.5)	(82.7)	(84.1)	(65.6)	(24.4)	20.4	36.7	101.3	167.2	206.7	213.4	1,918

Reasonable Prospects for Economic Extraction

A mineral resource optimized LG pit shell was constructed to define the portion of the Mineral Point resource having reasonable prospects for economic extraction (RPEE) amenable to open pit mining and processing by heap leaching using the 25 ft x 25 ft x 25 ft block model. Open pit mineral resources contained within the pit shell are reported above a fixed cut-off grade of 0.1 g/t Au. See Section 11.4 of the Ruby Hill Report.

Parameters for Mineral Resource Pit Shell Construction		
Parameter	**Unit**	**Value**
Metals Price		
Gold	US$/toz	2,175
Silver	US$/toz	26
Au Process Recovery	%	77
Ag Process Recovery	%	40
Mining Operating Cost	US$/tonne	3.31
Processing Cost	US$/tonne	3.47
G&A Cost	US$/tonne processed	0.83
Royalty	%	3.0%
Payable Metal		
Gold	%	99.90
Silver	%	99.50
Treatment & Refining Cost - Gold	US$/toz	1.85
Treatment & Refining Cost - Silver	US$/toz	0.50
Overall Slope Angles (OSA)		
Dumps	degree	30.00
Alluvium	degree	55.00
Sanded	degree	45.00
Unsanded	degree	45.00
Note: Au and Ag presented recoveries are weighted averages for all materials.		

Net Book Value

The net book value of the Ruby Hill Complex and its associated plant, equipment and mineral interests was approximately $112.9 million as of December 31, 2025.

Cove Project

Current Technical Report

Unless otherwise indicated, information in this section entitled "*Material Mineral Properties – Cove Project*" is summarized or extracted from the technical report entitled "**S-K1300 Initial Assessment & Technical Report Summary for the Cove Project, Lander County, Nevada**" effective December 31, 2024 prepared by Practical Mining LLC., TR Raponi Consulting Ltd. and Montgomery & Associates (the "**Cove Technical Report**").

Portions of the following information are based on assumptions, qualifications and procedures which are set out only in the full Cove Technical Report. For a complete description of the assumptions, qualifications and procedures associated with the following information, reference should be made to the full text of the Cove Technical Report, which is available for review as an exhibit to the Company's Form 10-K under its profile on Edgar at www.sec.gov.

An employee of Practical Mining LLC, has approved the Cove mineral resources included in this Annual Report on Form 10-K as of December 31, 2025 and reviewed the mineral resources and the material assumptions in the Cove Technical Report.

Property Description and Location

The Cove deposit consists of the Helen, Gap, CSD, and 2201 zones. They are located beneath the historically mined Cove open pit and extend approximately 2,000 feet northwest from the pit. The Cove deposit was mined by Echo Bay Mines Ltd. (Echo Bay) between 1987 and 2001. During this period the Cove deposit produced 2.6 million ounces of gold and 100 million ounces of silver. Gold and silver production from heap leach pads continued until 2006. The following figure shows the location of the McCoy-Cove Property.

On June 14, 2012, Premier USA, through its wholly-owned subsidiary, Au-Reka, acquired a 100% interest in the Cove portion of the McCoy-Cove Property (the "Cove Deposit") from Victoria Gold Corporation ("Victoria") pursuant to an asset purchase agreement dated June 4, 2012. In the event of production from the Cove Deposit, the Corporation will make additional payments to Victoria in the aggregate amount of C$20 million. Figure 1-1 Cove Property Area/Royalty Map.

Figure 1-1 Cove Property Area/Royalty Map



Location - Access to the McCoy-Cove Property area is via State Highway 305, 30 miles south from the Town of Battle Mountain, and then west approximately seven miles along the secondary paved McCoy Mine Road. Battle Mountain is off Interstate Highway 80, approximately 70 miles west of Elko, Nevada. See Figure 1-2 Location of Cove Property within Nevada.

Figure 1-2 Location of Cove Property within Nevada


Battle Mountain
Phoenix
Cove
Cortez
ELKO
LANDER
EUREKA
Goldbar
Eureka
Ruby Hill
N
Cove Mine
General Location Map
Nevada, USA
i-80 Gold Corp
February, 2026
Nad83 UTM
Mine Occurence
30 km
Inset Image
480000
520000
560000
600000
4480000
4440000
4400000
4360000

Climate - The climate in Lander County is typical of the high-desert environment. Average July temperatures range between 65°F and 75°F in the lower valleys and cooler in the higher elevations. Summer highs in the valleys are approximately the mid-90°F, with temperatures in the range of 50°F or 60°F at night. Winter temperatures average between 25°F and 45°F in the valleys with the possibility of frost from early September through June. Average rainfall is 10 in to 15 in, with less than 10 in. of rain in the lowest areas and up to 20 in. occurring in the mountains. The majority of precipitation falls between November and May, with the possibility of summer thunderstorms.

Land Rights - The Cove Project covers 32,110 acres and is located 32 miles south of the Town of Battle Mountain, in the Fish Creek Mountains of Lander County, Nevada. It is centered approximately at 40°22' N and 117°13' W and lies within the McCoy Mining District. The project area contains 1,728 unpatented claims (approximately 35,700.48 acres), and 9 patented mining claims (approximately 185.9 acres), owned 100% by i-80, through its wholly-owned subsidiaries Premier Gold Mines USA, Inc. and Au-Reka Gold Corp. The unpatented claims are on land administered by the Bureau of Land Management (BLM). The BLM MLRS mining claim database shows all claim fees paid through September 2026. County NIH fee payments are current. Patented claims are subject to property taxes, which were current at the time of this report.

Royalties - The Cove Property is subject to several royalties. As of the date of this Annual Report, the following table summarizes the royalties present on the various properties making up the Cove Property. See Figure 1-1 above for a detailed royalty map.

Several royalties are in effect on various areas of the property. Some royalties were retained by previous owners upon sale of the property while others were negotiated as lease agreements with claim holders.

Cove Royalties	
Lessor/Grantor	**Lease Type**
Maverix Metals (Nevada) Inc., a Nevada corporation	2% NSR
60% R. E. Chiara & W. B. Chiara, as Co-Trustees of The R. E. Chiara Family Trust, 40% L. L. Chiara & M. K. Chiara,	2% NSR
Maverix Metals (Nevada) Inc., a Nevada corporation	1.5% NSR

Pursuant to the Cove Purchase Agreement in the event of production from the Cove portion of the Project, Premier will make additional payments to Victoria in the aggregate amount of C$20,000,000 (consisting of cash and/or the equivalent value of Premier common shares, at Premier's option), payable in four installments of $5,000,000 each upon the cumulative production, to Premier's account, of 250,000, 500,000, 750,000 and 1,000,000 troy ounces of gold from the Cove potion of the Project (Deferred Bullet Payment Consideration).

Environmental Considerations - The Corporation is responsible for all environmental liabilities related to the closure of the McCoy-Cove Property as well as final clean-up of surface drill pads and minor drill roads. All closure activities other than reclamation of three water treatment ponds, evaporation of the tailings facility and water quality testing have been temporarily put on hold pending the potential for future production out of the Cove underground.

Social & Community Considerations - Over its history, the operation has contributed significantly to the economic development of Lander County through job creation and both direct and indirect economic benefits.

Au-Reka Gold LLC periodically hosts Town Hall meetings in Battle Mountain, Nevada, to offer operational updates to local stakeholders. The company also collaborates with the Lander County School District and Mining Industry Foundation on various educational initiatives and activities. Additionally, Au-Reka Gold LLC maintains strong, positive relationships with local government officials, ranchers, landowners, and nearby residents.

History

Gold was first discovered in the McCoy Mining District in 1914 by Joseph H. McCoy. Production through 1977 included approximately 10,000 ounces of gold plus minor amounts of silver, lead and copper. Production in these early years came from placers and from gold-quartz veins that occurred in northeast striking faults and in intersections of northeast and northwest striking faults. Most of the non-placer production, however, came from argillized and oxidized skarn at what became the McCoy open pit mine.

Summa Corporation ("Summa"), a Howard Hughes company, acquired most of the mining claims in the McCoy Mining District in the 1950s and 1960s. In 1977, Houston Oil and Minerals Corporation ("Houston") purchased the McCoy-Cove Property. Gold Fields Mining Corporation ("Gold Fields") leased the property in 1981 until September 1984, whereupon the property was returned to Tenneco Minerals Company ("Tenneco"), which had acquired Houston. Echo Bay Mines Ltd. ("Echo Bay") purchased the precious metal holdings of Tenneco in October 1986. Newmont took ownership of the Cove and McCoy properties in February 2003 following the merger between TVX Gold Inc., Echo Bay and Kinross Gold Corporation.

Victoria leased a portion of the property from Newmont in June 2006. In June 2012, Premier entered into an agreement to acquire the lease of the McCoy-Cove Property from Victoria and subsequently acquired a 100% interest in the land package from Newmont in September 2014.

Modern exploration for copper and gold in the McCoy Mining District started in the 1960s by Bear Creek Mining Company and Pilot Exploration drilling in 1967. Summa conducted extensive exploration on the McCoy skarn deposit from 1969 to 1977. Summa also undertook regional geologic mapping of 55 square miles (including the McCoy-Cove Property area) and extensive rock chip surveys. Houston explored the property in 1980, including geologic mapping, soil geochemical surveys, ground magnetic surveys and drilling. Gold Fields conducted an extensive induced polarization program, airborne magnetic surveys, detailed rock chip sampling, as well as limited geologic mapping and drilling between 1981 and 1984.

In 1985, Tenneco undertook drilling, metallurgical testing, and engineering and feasibility studies and began mining the McCoy deposit in February 1986. Tenneco also began systematic district-wide exploration in 1985 with the collection of 500 stream sediment samples from an eight-square mile area around the McCoy deposit. Evidence of what would become the Cove deposit was found in early 1986, when seven samples yielded gold values of between 15 parts per billion ("ppb") and 72 ppb with associated anomalous silver, arsenic, mercury, antimony and thallium. Subsequent detailed geologic mapping identified jasperoid, manganiferous limestone and outcrops of altered felsic dikes in the area of the anomalous samples. Surface rock chip samples of these rocks all contained significant gold mineralization. Tenneco's detailed mapping covered a large area that included both McCoy and Cove and extended to the north, west and south. In September and October 1986, a total of 147 soil samples were collected from the B and C soil horizons over the altered area at Cove on a 100-foot by 200-foot grid.

Echo Bay continued the systematic district exploration program initiated by Tenneco that included stream sediment, soil and rock chip sampling, plus geologic mapping, exploration trenching using a bulldozer and drilling. Later soil sampling at Cove defined a gold anomaly measuring 2,800 feet long by 100 feet to 600 feet wide, with gold values ranging from 100 ppb to 2,600 ppb. Bulldozer trenching exposed ore grade rock over the entire length of this soil anomaly. Echo Bay discovered the Cove deposit with drilling in January 1987. By March 1987, Echo Bay had drilled 42 shallow exploration holes and development drilling began in late March. Echo Bay drilled 458 reverse circulation ("RC") holes totaling 315,000 feet from January 1987 through June 1988, and 51 core holes totaling approximately 65,800 feet through 1989.

In 1999, Echo Bay drilled eight surface drill holes totaling 6,700 feet on the Cove South Deep ("CSD") deposit. This drilling, combined with bulk sampling from an underground exploration drift, confirmed the presence of a high-grade zone (0.25 troy ounces per short ton ("opt") Au) that could be mined by underground methods. Detailed underground drilling of this deposit continued during 2000 as mining proceeded.

Newmont drilled 15 vertical holes on the property from 2004 to 2005. Victoria began exploring the property in 2006, resulting in the discovery of the Carlin-style Helen zone immediately northwest of the Cove pit.

The earliest known significant mining was in the early 1930s at the Gold Dome mine, previously located on the northeast side of the present McCoy open pit mine. This operation included a 250-foot shaft and five levels of workings at 50-foot intervals producing gold grades ranging between 0.25 opt and 2.0 opt.

Tenneco commenced mining at the McCoy open pit mine in 1986 and Echo Bay began open pit mining of the Cove deposit in 1988, accompanied by three phases of underground mining. Underground access at the Cove mine was via a decline with rubber-tire machines using a room and pillar mining method. From 1988 to 1993, underground mining was used to recover high grade ore ahead of the pit. In 1999, additional underground mining at CSD recovered approximately 300,000 tons of mineralization beyond the ultimate pit limits. The mineralization was relatively flat-lying from 10 feet to 80 feet thick. Longhole stoping and drift and fill methods were used with cemented rock fill. ("CRF").

Conventional open pit mining methods were utilized at the Cove open pit, with drilling and blasting of ore on 20-foot benches (double benched to 40 feet) and waste on 30 foot benches (double benched to 60 feet). The lower sulfide orebody was reached in late 1991.

Processing of low grade, run-of-mine heap leach ores from Cove began in 1992 and mining of high grade ores was completed in 1995. Open pit mining ended at Cove in October 2000.

In 1996, the mill facility was expanded from 7,500 stpd to 10,000 stpd, with milling of stockpiled ores from the Cove open pit beginning in the second half of 1997. Mill recoveries declined during the remaining life of the mine as lower grade, more refractory ores were processed. By October 2000, the mill was processing 11,369 stpd. As of that date, the gold grade was 0.055 opt Au and plant gold recovery was 51.8%; silver grade was 4.00 opt Ag and plant silver recovery was 71.5%.

The mill contained gravity, flotation and cyanide leach circuits. Through 2006, a total of 3.41 million ounces of gold and 110.2 million ounces of silver were produced from Cove and McCoy, with the vast majority of both metals reportedly coming from the Cove deposit. Approximately 2.6 million ounces of gold were produced from the Cove open pit.

Geological Setting, Mineralization and Deposit Types

Regional Geology

The McCoy-Cove Property is located in the central Nevada portion of the Basin and Range Province, which underwent regional extension during the Tertiary Period, creating the present pattern of alternating largely fault bounded ranges separated by alluvial filled valleys. Prior to this extension, central Nevada had been the site of numerous tectonic events, including at least two periods of regional compression. The property lies west of the central part of the Battle Mountain-Eureka Trend.

During the Paleozoic, central Nevada was the site of the generally north-northeast trending continental margin of North America, along which pre-orogenic rocks of Cambrian to Early Mississippian age were deposited. A carbonate platform sequence was deposited to the east along the continental margin, with siliceous and volcanic rocks deposited to the west. In Late Devonian to Early Mississippian time during the Antler Orogeny, rocks of the western assemblage moved eastward along the Roberts Mountains thrust, perhaps as much as 90 miles over the eastern assemblage carbonate rocks. A post-orogenic assemblage of coarse clastic sedimentary rocks of Mississippian to Permian age was shed eastward from an emerging highland to the west, overlapping the two earlier facies. Mesozoic rocks, primarily shallow water siliciclastic and carbonate units with minor volcanic and volcaniclastic rocks, are found in this part of Nevada.

Local Geology

The stratigraphy of the McCoy Mining District is well documented. The major lithological units of the McCoy-Cove Property are listed below in order of oldest to youngest:

1. Havallah Formation;
2. Koipato Formation;
3. Dixie Valley Formation;
4. Favret Formation;
5. Augusta Mountain Formation – Home Station Member;
6. Augusta Mountain Formation – Panther Canyon Member;
7. Augusta Mountain Formation – Smelser Pass Member;
8. Tuff of Cove Mine;
9. Intrusive Igneous Rocks;
10. Quaternary Alluvium.

Structural Geology

Deposits on the McCoy-Cove Property are related to specific structural features.

1. <u>Major Defining Structures</u>: The major structure and control on fluid movement is the broad northwest-striking, gently southeast-plunging Cove anticline interpreted as a fault propagation fold over a deep northwest striking reverse fault identified in deep drill holes under the Cove pit. While the reverse fault can be identified in the 2201 zone, its presence at the Gap and Helen Zones is uncertain due to limited drilling in areas that would confirm its continuation. A northwest striking vertical dike called the Northwester Dike (classified as "type 2 and 3") extends from the Bay fault through the Gap and into the Helen. It appears to prohibit the flow of mineralizing fluids to the southwest in areas between the major northeast striking faults. Though there is no discernible separation on the dike, it may be related to a near vertical to steeply southwest dipping fault mapped in the pit by Echo Bay geologists called the Northwester fault. The other major structures for fluid movement and mineralization are a number of northeast striking normal faults (Cay, Blasthole, Bay, 110, and Gold Dome). The northeast striking faults commonly host altered granodioritic dikes, the largest of which is the Gold Dome. The north-south striking Lighthouse fault also contains altered granodioritic dikes and is believed to have had both pre- and post-mineralization movement.

2. <u>Mineralization Controls:</u> Carlin-style mineralization appears to be controlled by a combination of the axis of the Cove anticline, normal faults that cut the anticline, mafic sills and dikes throughout the property and contacts between different sedimentary units. Generally, the highest grades are found where the rhythmically bedded unit of the Favret limestone is cut by mafic dikes and sills along the axis of the anticline, and especially where this area is cut by apparent small-scale, unmapped faults. The northeast striking faults commonly contain quartz-sericite-pyrite and argillic altered granodioritic dikes that carry low to anomalous values of silver and gold. In the 2201 zone, structural controls are poorly defined, however, vein-bearing gold occurrences do trend northwest and may be related to structures formed in the hanging wall of the deep-seated reverse fault or to the near vertical to steeply southwest dipping Northwester fault.

3. <u>Post-Mineral Faulting:</u> There is at least one instance of significant post-mineral faulting. The Striper splay is believed to be a splay off of the Lighthouse fault which is known to have both pre- and post- mineralization movement. It dips steeply northeast and strikes approximately 320° along the northeast limb of the Cove anticline causing significant post-mineral normal displacement before terminating against the Bay/110 fault complex. The overlying volcanics are not significantly faulted, as defined by holes NW-1, NW-2 & 2A and NW-3. It is likely there is minor post-mineral movement on all northeast and north striking faults as a result of Basin and Range extension beginning during the Miocene and continuing through present day.

The below sets out the four distinct mineralization types known on the property, and a brief description of each:

1. <u>Carlin-Style (Au-Ag): </u>The gold in Carlin-style deposits is usually sub-micron in size and generally occurs in pyrite and arsenical pyrite. An envelope characterized by decalcification, silicification and argillization accompanied by anomalous amounts of silver, arsenic, antimony, thallium and mercury often accompanies mineralization. The Carlin-style mineralization at Cove is relatively rich in silver compared to similar deposits elsewhere in northern Nevada. When Carlin-style mineralization occurs in the silty limestones and packstones of the Favret Formation and Home Station dolomite, decarbonatization replaces fine-grained calcite and/or dolomite with quartz and forms very fine-grained illite and pyrite. Diagenetic pyrite was probably present in the Helen zone before Carlin-style mineralization based on the abundant presence of subhedral pyrite grains that bear no arsenian rims. The arsenic-bearing pyrite precipitated as a product of Carlin-style mineralization in the Helen are fine-grained (~10 microns) patchy, anhedral "fuzzy" pyrite generally smaller than the diagenetic pyrite grains. In the CSD zone, most pyrite grains in high-grade samples are larger (~20 microns), display spectacular, sharp geochemical zonations, and are rimmed with arsenian pyrite or stoichiometric arsenopyrite. The few samples studied from the Gap under the scanning electron microscope ("SEM") suggest it shares more in common with the CSD zone, though its silver content is lower overall.

2. <u>Polymetallic Sheeted Veins (Au-Ag±Pb-Zn)</u>: The polymetallic veins in the 2201 zone are enveloped by a zone of illitic of the conglomerate matrix detected by sodium cobaltinitride staining and confirmed by SEM analysis. Minor silicification is relatively common, especially in the conglomerate, however, it is not present everywhere and not always directly associated with mineralization.

3. <u>Carbonate Replacement (Ag-Pb-Zn±Au):</u> Carbonate replacement mineralization occurs as local pods of manto-style mineralization characterized by massive sulfide (pyrite-sphalerite-galena) replacing basal limestone at the Dixie Valley/Favret contact. Mineralization is discontinuous and generally defined by high-grade Ag-Zn-Pb±Au.

4. <u>Skarn (Au-Ag±-Cu)</u>: Skarn mineralization at the historic McCoy pit occurs as both endoskarn and exoskarn mineralization characterized by a predominantly garnet-diopside-magnetite mineral assemblage.

The Carlin-style mineralization across the deposit appears to represent an evolving system from a "primary" end-member represented by the CSD zone with higher silver/gold, coarser-grained pyrite and a close proximal relationship to Ag-Pb-Zn-(Au) mineralization to the "evolved" end-member represented by the Helen zone with lower silver/gold, very fine-grained pyrite and weak spatial association with any other styles of mineralization. The Gap can be considered a "transition" zone between the two end-members until more petrography is conducted on the recently discovered Gap to test this hypothesis. Helen zone geochemistry is distinct from the CSD zone in many ways. For samples greater than 1 parts per million ("ppm") Au, less than or equal to 100 ppm Ag and confirmed to be Carlin-style mineralization by core photo review, the Helen zone has an average silver/gold ratio of approximately 0.85 whereas the CSD zone is 2.25. Gold in both the Helen and CSD zones correlates with arsenic, antimony and mercury, however, gold correlates moderately (0.52 correlation coefficient) with silver in the CSD zone but more weakly (0.3652 correlation coefficient) in the Helen zone. Like the geochemistry, the mineralization in the Helen and CSD is also distinct. The arsenic-bearing (assumed to also be gold-bearing) pyrite in the Helen are generally finer-grained, less euhedral and more poorly zoned than the arsenic-bearing CSD zone pyrite. The complicated nature of the mineralized pyrite at the CSD zone is suggestive of a more complex and long-lasting mineralizing event in comparison to the seemingly simple Helen mineralization. In the 2201 zone, gold correlates with silver, arsenic, copper, iron, lead, antimony and zinc – a distinctly different grouping of elements from the CSD, Gap and Helen zones.

Deposit Types

The Cove-Helen deposit consists of two mineralization styles, Carlin-style and polymetallic sheeted veins. The Carlin-style mineralization within the Helen, Gap and CSD zones comprises approximately 85% of the existing resource with high gold and silver grades occurring as both stratabound and structurally controlled mineralization at the intersection of the Cove anticline and favourable lithologic beds, structures, intrusive dikes and sills.

The polymetallic 2201 zone is a separate deposit from the shallower Carlin-style mineralization and is believed to be a structurally controlled sheeted vein system. Veining is oriented northwest, with vein geometry being controlled by a deeper northwest striking reverse fault. Due to its depth, the 2201 zone has seen limited drilling since its original discovery in late 2013, however, additional infill and step-out drilling in the future will help to better define deposit potential and mineralization controls.

Exploration & Drilling

All drilling since January 2023 has been conducted from recently mined underground drill platforms for resource conversion of the Helen and Gap zones. The drill project is ongoing and is not included in the resource. The resource will be updated in 2026 to include the resource conversion holes now that the drill project is complete. The project included about 125 drillholes totaling 140,000 feet of drilling.

The McCoy-Cove drill hole database is large, containing many holes drilled across the large land package. For the current resource estimate, the drill data was filtered to contain only holes within and near the Helen, CSD, CSD-Gap, Gap Hybrid and 2201 zones. A total of 1,397 holes totaling 1,127,481 feet of drilling were included in the current estimate. Holes were drilled using both core and RC methods. Premier drilled 123 of the holes and the remainder were drilled by Victoria, Newmont and Echo Bay.

Recent drill projects have predominantly been completed by coring, while RC drilling was used extensively to delineate historic pit and underground resources. Accordingly, the recently discovered Helen, 2201 and CSD-Gap zones were modeled almost exclusively using core holes, while the pit-proximal CSD zone and low-grade lenses were modeled using a mix of RC drilling and core. The authors of the McCoy-Cove Report consider both core and RC data to be reliable.

Hydrogeology

Hydrogeological data, including groundwater elevation measurements were collected in conjunction with exploration in pre-construction studies and later from hydrogeological studies in the pit and planned underground mining areas. Groundwater elevations were used to develop a piezometric surface and determine the direction of groundwater flow (hydraulic gradient).

A network of vibrating wire piezometers ("VWPs") was the primary method of determining water levels to support mine site characterization. Some water levels were collected from wells. Most wells that were drilled underwent hydrologic testing to estimate aquifer parameters. These tests included short-term and long-term pumping tests. Data obtained from well testing were analyzed using industry standard analytical methods. Analytical and numerical groundwater flow models were developed based on 3D geological modeling and supported by the site-specific aquifer test analysis results.

The Hydrogeologic Study Area ("HSA") lies within the Basin and Range province which stretches from the Sierra Nevada to the Wasatch Front. Beginning in 2022, Montgomery and Associates ("M&A") began monitoring seeps and springs. In 2023, additional seeps and springs were added to the group being monitored along with flows and wet/dry reaches of select drainages. M&A has continued to conduct these surface water surveys each year, with one sampling event during high spring runoff and a second in late fall during low flow.

In 2021, M&A updated the groundwater flow model. Over the past five years, M&A has updated and recalibrated the groundwater flow model two additional times, with the most recent model prepared for National Environmental Protection Act baseline characterization.

The proposed Cove Project will mine the Gap and Helen deposits beneath the bottom of the westernmost portion of the Cove Pit and extend to the west-northwest of the Cove Pit. The underground mine begins with the decline at the surface along the northern side of the Cove Pit and then extends down to approximately 3,400 ft amsl. With the decline primarily constructed down to the approximate water table of 4,630 ft amsl, mining down to the 3,400 ft level would occur over 9 years from 2029 through the end of 2037.

Dewatering will be required because the ore body is hosted entirely below the current water table. The hydrogeological impacts from the proposed Cove Project are largely related to the required dewatering of approximately 1,000 feet during the first couple of years of mining ending in 2030. To simulate Helen and Gap mining, the groundwater model is temporally extended through the end of mining, 2037, and then for an additional 500 years to simulate post-mining hydrogeologic recovery.

Predictive modeling is undertaken to simulate the dewatering efforts needed for the Cove Project in addition to its related simulating hydrogeological impacts. Dewatering will occur through direct pumping from the Cove Pit Lake and from dewatering wells. The water to be managed peaks in 2027 at approximately 55,000 gallons per minute ("gpm") and declines to approximately 24,000 gpm at the end of 2037. Pit lake pumping also peaks in 2027 at approximately 27,500 gpm and declines to nothing when the pit lake becomes dewatered at the end of 2032. Well dewatering peaks in 2028 at approximately 33,000 gpm. Dewatering was simulated using 15 wells screened through the vertical extent of the underground workings and extending down approximately 100 ft below the workings. Of these 15 dewatering wells, 2 are the existing test wells (WE-01 and WE-02). The remaining 13 dewatering wells will need to be constructed.

Residual passive inflow ("RPI") represents seepage water within the underground workings that would need to be managed and sumped. RPI is limited to approximately 100 gpm throughout the predictive simulation. All managed water is discharged to RIBs. The peak annual discharge to RIBs is approximately 43,000 gpm in 2028. The annualized average discharge rate to the RIBs declines from the peak value in 2028 to approximately 24,000 gpm in 2037.

A numerical groundwater flow model was developed to estimate dewatering rates required for the Cove Project. Existing hydrologic datasets, including measured water levels and results from pumping tests, were used to calibrate the numerical flow model. Following model calibration, the model was used to simulate predictive dewatering rates.

Current Drilling Methodology

Drill Hole Placement

Initial surface collar locations are based on drill plan targeting – collar locations are marked in the field by a geologist using a hand held global positioning system (GPS) device loaded with coordinates from drill plans in either Gemcom or MapInfo project files. A wooden collar picket is marked with both the azimuth and dip designations. The azimuth is also painted in a line on the ground directly in-line with the collar picket allowing the drill rig to line up on the correct bearing from the collar location. The geologist re-confirms both azimuth and dip once the rig is lined up on the drill pad using a Brunton compass. After drilling is complete, holes are abandoned and marked with a metal tag cemented into the collar. A final collar location survey is performed by a professional contract surveyor. A UTM NAD83 Zone 11N coordinate system is used.

RC Drilling Procedures

Holes are drilled using industry standard RC drilling equipment. Samples are collected on five-foot intervals using a cyclone sample collector. The sample interval is written on the sample bag using permanent marker. Drilling advances are paused at the end of each sample run to ensure the complete sample has been collected and avoid contamination of the following sample. The optimum sample size collected is approximately one quarter to one half of a 17-inch by 22-inch sample bag (about 4.5 to 9 kilograms or 10 to 20 pounds).

Core Drilling

Core holes are drilled using HQ (about 3-inch diameter) core. Holes may be reduced to NQ (about 2.4-inch diameter) to permit continuation of a hole in difficult drill conditions. Premier has used both standard and triple-tube tooling. Triple-tube is preferable in broken ground because it facilitates placement of core into the core box, allowing the sample to remain more intact. Drilled material is placed in wax-impregnated core boxes. Drillers label the end of the core run to the nearest half of a foot and measure and record the recovery in feet on wooden blocks, which are placed in the core box at the end of each drilled interval. Core boxes are labeled with company name, property, bore hole identifying number (BHID), box number and drilled interval. The authors of the McCoy-Cove Report believe the drilling procedures are adequate.

Sampling Methodology

Boxed core is transported by i-80 personnel from Cove to the Lone Tree core storage yard adjacent to the logging facility. When a geologist is ready to log the hole, a geotechnician moves the core inside the logging facility, places it on logging tables and washes off any drill mud. A geologist records detailed geology data directly into acQuire software. Data fields include geotechnical, sampling intervals, lithology, alteration, oxide, sulfide, structure, point data, veins and density.

Sample intervals are chosen by the geologist based on detailed geologic observations. Sample intervals may range from ten feet to a minimum of one foot, with a maximum of five feet in areas of interest. The geologist marks sample intervals on the core and staples a sample ticket double-stub in the core box at the end of the sample interval. Sample IDs are automatically generated in acQuire, with a prefix that designates the project. Sample tickets are then printed out with sample IDs. Logged core boxes are photographed with a high-resolution camera while wet and then stacked on a wooden pallet prior to being moved to the sample cutting area.

The geologist prints a cut-sheet from acQuire software with the sample numbers and intervals and gives the cut-sheet to the geotechnician. The geotechnician places a sample bag in a five-gallon plastic bucket on the floor next to the core saw. The core is sawed in half, the left piece is placed into the sample bag, and the right piece goes back into the core box. In the case of broken core, the sampler does their best to divide the sample equally. Once the interval is split, the geotechnician takes one part of the double sample stub from the core box and staples it to the sample bag. The remaining sample stub remains in the core box for future reference. The geotechnician then ties the sample bag shut and marks the sample off the cut-sheet. The tied sample bags are stored in a sample bin for the lab driver to pick up.

The geologist assigns QAQC samples while logging targeting 5% blanks, 5% standards, and 2.5% field duplicates. The geologist attempts to place blanks after high-grade samples where available. The geologist also attempts to place standards proximal to mineralized zones with standard gold values approximately that of the mineralized zone gold values. However, since the gold value of the rock cannot be known prior to assay, the standard value may not always compare well to the mineralized zone. The geotechnician places the blanks and duplicates with their sample tags in the sample bin with the regular core samples. The standards are placed in a small sample bag with the corresponding sample ID. The standards corresponding to a single hole are then placed in a larger bag prior to shipment to the assay lab.

The geologist completes a sample submittal sheet. The assay lab driver picks up the samples from the Lone Tree core shed and is given a chain of custody form with sample ID's for the shipment. An electronic copy of the sample submittal form is emailed to the assay lab.

Drill hole status, such as splitting, sample dispatch date, batch ID, and dates of both preliminary and final results, are tracked in acQuire as well as on ALS Mineral's online portal.

Core Recovery

The average recovery for core drilled by Premier is about 90%, which is consistent with historic recovery measurements. Recovery is calculated by measuring the length of material between blocks in the core box and dividing that length by the drilled interval length. It is difficult to measure length accurately for a broken interval of core, and the tendency is to over-estimate recovery in broken intervals. This is a typical problem for drilling in northern Nevada, and the authors believe that 90% is a reasonable estimate of recovery. Although any sample with less than 100% recovery is sub-optimal, the authors believe the samples provide a reasonable representation of the rock package.

Sampling, Analysis and Data Verification

Exploration samples are submitted to ALS Minerals, an ISO/IEC 17025:2017 certified and accredited laboratory in Sparks, Nevada, for sample preparation and analysis. American Assay Laboratory in Sparks, Nevada is used for umpire check sample analysis. The drill and geochemical samples are collected in accordance with accepted industry standards. Data verification was completed as part of the generation of the mineral resources estimate. All data collected, including but not limited to collar location, downhole survey, geological, and analytical data, are subject to i-80 Gold's Quality Assurance, Quality Control ("QAQC") procedures. Property Grid and Drill Hole Collars

Mineral Processing and Metallurgical Testing

Testing programs completed demonstrate that samples from the Gap and Helen zones are refractory to standard cyanide leaching. The samples showed significant levels of preg robbing from naturally occurring carbonaceous matter and refractory gold in sulfide minerals. Some samples showed better amenability to roasting while others showed better amenability to pressure oxidation. Processing of Cove production will require a facility with refractory treatment either in a new process plant or through an existing operation that can provide third-party processing. Head assaying for both the Helen Zone and Gap indicated that the gold in the two resources will likely be finely disseminated and not amenable to gravity gold recovery.

Metallurgical testing reviewed in regard to the Cove Project including date, laboratory, and listed accreditation are shown below:

Metallurgical Testing Program			
Date	**Laboratory**	**Accreditation**	**Program**
2008	Kappes Cassiday & Associates (KCA)	No certifications listed on website. Independent of i-80.	Whole Ore Leaching and Flotation Tests
2009	Kappes Cassiday & Associates (KCA)	No certifications listed on website. Independent of i-80.	Roasting and Cyanidation of Calcine, Hot Lime Treatment, and Flotation Tests
2017	SGS Lakefield Research Ltd. (SGS)	Conforms to the requirements of the ISO/IEC 17025 standard for specific registered tests. Independent of i-80.	Whole ore leaching, roasting, pressure oxidation and cyanidation of oxidation products
2021	Kappes Cassiday & Associates (KCA)	No certifications listed on website. Independent of i-80.	Whole ore chlorination oxidation and leaching
2022	FLSmidth Minerals Testing and Research Center	No certifications listed on website. Independent of i-80.	Whole ore pressure oxidation

Mineral Resource and Mineral Reserve Estimates

The mineral resource estimate presented herein has been prepared following the guidelines of S-K 1300 as well as NI 43-101 and Form 43-101F1 and in conformity with generally accepted "CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines 2019". Mineral resources have been classified in accordance with the definitions set forth in S-K 1300 and "CIM Definition Standards for Mineral Resources and Mineral Reserves" adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Council on May 10, 2014.

The Cove area includes four distinct mineralized zones: CSD, GAP, Helen, and 2201. The mineralized zones follow a southeast to northwest trend beginning below the historic Cove pit and extending over 6,000 feet to the northwest.

The cutoff grade for mineral resources varies by process type and estimated recovery. It is anticipated that total gold production will be limited by mine capacity and cut off grades will range from a low of 0.112 Au opt to a high of 0.155 Au opt. Details of Cutoff grade estimation are given in section 18.4. of the Cove Technical Report.

Summary of Cove Mineral Resources at the End of the Fiscal Year Ended December 31, 2025								
	Tons (kton)	Tonnes (kt)	Au (opt)	Au (g/t)	Ag (opt)	Ag (g/t)	Au (koz)	Ag (koz)
Indicated Mineral Resource								
Helen	743	674	0.271	9.3	0.074	2.6	201	55
Gap	280	254	0.219	7.5	0.239	8.9	61	72
CSD	275	249	0.175	6.0	1.603	55.0	48	441
Total Indicated	1,298	1,177	0.239	8.2	0.438	15.0	310	568
Inferred Mineral Resource								
Helen	1,743	1,582	0.245	8.4	0.083	2.9	427	146
Gap	2,229	2,022	0.244	8.4	0.262	9.0	543	585
CSD	319	290	0.173	5.9	1.685	57.8	55	538
2201	168	153	0.780	26.7	1.016	34.8	131	171
Total Inferred	4,459	4,047	0.259	8.9	0.323	11.1	1,156	1,439

Notes:
(1) Mineral resources have been estimated at a gold price of $2,175 per troy ounce and a silver price of 27.25 per troy ounce; metal price determinations were from 2024 Q3;
(2) Mineral resources have been estimated using gold metallurgical recoveries ranging from 73.2% to 93.3% for roasting and 78.5% to 95.1 % for pressure oxidation;
(3) Roaster cutoff grades reported in grams per metric tonne (g/t) and ounce per ton (opt), range from 4.15 to 5.29 Au g/t (0.121 to 0.154 opt) and pressure oxidation cutoff grades range from 3.83 to 4.64 Au g/t (0.112 to 0.135 opt);
(4) The effective date of the mineral resource estimate is December 31, 2024; Qualified Person and an employee of the Practical Mining LLC Company, has reviewed the Cove mineral resources and material assumptions included in the Cove Technical Report and confirmed that they remain current as of December 31, 2025.
(5) Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, socio-political, marketing, or other relevant factors;
(6) An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. It is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration; and
(7) The reference point for mineral resources is in situ.

Grade Estimation and Resource Classification

The gold and silver variables in the block model were estimated using inverse distance cubed (ID3) and nearest neighbor methods. The estimations were completed with one pass.

Anisotropic search parameters were set to the average orientation of each zone. Average orientation was determined by loading the modeled 3 g/t lenses by zone in Vulcan and visually estimating average dip and dip direction. Distances were selected based on the drill spacing of samples intercepting the lenses and on the general orientation and shape of the interpreted solids. Blocks inside of the modelled 3 g/t lenses were estimated using only composites flagged with the corresponding lens code. Blocks outside of the 3 g/t lenses were estimated using composites with the corresponding low-grade flag. Blocks lying outside the low-grade halo were not estimated. The estimation search parameters are listed below and discusses in Section 11.8 of the Cove Technical Report.

Estimation Parameters									
Zone	Mineral Lens Code	Bearing	Plunge	Dip	Major Search Axis (ft)	Semi-major Search Axis (ft)	Minor Search Axis (ft)	Min Samp	Max Samp
CSD_GAP	220X	315	4.8	10.3	300	300	100	1	3
GAP Hybrid	500X	315	5.0	0.0	300	300	100	1	3
CSD	110X	315	6.3	7.1	300	300	100	1	3
Upper Helen	310X	315	10.7	7.0	300	300	100	1	3
Upper Helen Wedge	330X	315	6.2	-7.4	300	300	100	1	3
Lower Helen	320X	315	0.0	0.0	300	300	100	1	3
Lower Helen Wedge	340X	315	-1.5	0.0	300	300	100	1	3
2201 high angle vein 1	1301	342	0.0	73.6	300	300	300	1	3
2201 high angle vein 2	1302	342	0.0	73.6	300	300	300	1	3
2201 high angle vein 3	1303	322	0.0	73.6	300	300	300	1	3
2201 low angle	140X	315	7.6	15.7	300	300	100	1	3
Low_CSD_GAP and GAP Hybrid	22000	315	4.8	10.3	300	300	100	1	3
Low_CSD	11000	315	6.3	7.1	300	300	100	1	3
Low_Upper Helen	31000	315	10.7	7.0	300	300	100	1	3
Low_Upper Helen Wedge	33000	315	6.2	-7.4	300	300	100	1	3
Low_Lower Helen	32000	315	0.0	0.0	300	300	100	1	3
Low_Lower Helen Wedge	34000	315	-1.5	0.0	300	300	100	1	3
Low_NE of CR fault	10000	315	0.0	0.0	300	300	100	1	3
Low_Other_1100X	1100X	315	6.3	7.1	300	300	100	1	3
Low_Other_2200X	2200X	315	4.8	10.3	300	300	100	1	3
Low_Other_3300X	3300X	315	6.2	-7.4	300	300	100	1	3
Low_Other_3400X	3400X	315	-1.5	0.0	300	300	100	1	3

A script was run on the estimated block model to populate the classification variable. The classification categories are indicated, inferred and none. Classification was determined based on three block model variables: au_dist, au_ndh and au_nn_dist. These three variables represent, respectively, the average distance to the composites used to estimate the grade of the block, the number of drill holes contributing to the grade of the block, and the distance to the nearest composite. The default value was defined as 'none', which was over-written by indicated or inferred where the required conditions were satisfied. The conditions of the classification script are listed below.

Classification Conditions				
Class	Script Condition	au_dist (ft)	au_ndh	au_nn_dist (ft)
Indicated	if	<100	at least 2	50 or less
Inferred	elseif	<=300	at least 2	
None	default			

Significant parameters used in the gold and silver estimations included:
1. Only composites with a value of greater than or equal to zero were used;
2. A minimum of one and maximum of three composites were used;
3. Only one composite per drill hole was allowed;
4. Composites were selected using anisotropic distances oriented to the local dip and dip direction of the zone;
5. Only composites within a lens were used to estimate blocks within the lens;
6. Grades were capped using a top cut method; and
7. Gold and silver for blocks outside modelled 3 g/t and low-grade shells were not estimated.

Criteria for Reasonable Prospects for Economic Extraction

To satisfy the requirement for "Reasonable Prospects for Economic Extraction" (RPEE). Stope optimizer software is well suited to meet this requirement. The software will produce stope designs that meet minimum minable geometric shapes that exceed the cutoff grade. These shapes will include necessary low grade or waste dilution included with the stope design. Cove mineral resources are defined by a mining geometry consistent with the drift and fill or drift and bench mining methods chosen. The dimensions of a minimum minable stope cross section are 20 feet wide x 15 feet high. Individual stope lengths can vary from a minimum of 20 feet to a maximum of 100 feet.

Mineral Resources Comparison

There has been no change in either the indicated or inferred mineral resources from December 31, 2024 to December 31. 2025.

The comparison of the Mineral Resources as of December 31, 2024 and December 31, 2025 can be found in the table below. No resource material depletion occurred in 2025.

	December 31, 2025		December 31, 2024		Percent Change	
Category	Ounces Gold	Ounces Silver	Ounces Gold	Ounces Silver	Gold	Silver
Indicated	310	568	310	568	—%	—%
Inferred	1156	1439	1156	1439	—%	—%

Mining and Operations

Due to the mostly flat geometry of the ore lenses, all planned production mining will be completed using drift and fill mining. The final choice of mining method will depend upon the geometry of the stope block, proximity to main access ramps, ventilation and escape routes, the relative strength or weakness of the mineralized material and adjacent wall rock, and finally the value or grade of the mineralized material. The choice of mining method will not be finalized until after the stope delineation and definition drilling is completed.

Drift and Fill is a very selective mining method. A drift and fill stope is initiated by driving a waste crosscut from the access ramp to the ore. The initial ore drift is driven at planned 13-feet wide by 13-feet high dimensions, with gradient varying between +/-20% to follow the geometry of the mineralization. The minimum cut and fill drift height is eight feet to minimize dilution on the thinner mineralized lenses. Once the initial drift is driven, floor may be pulled and/or back may be breasted down to capture the full thickness of the lens. Where mining is planned adjacent to the drift, it will be backfilled with CRF prior to mining the subsequent drifts.

Processing and Recovery Operations

Mineralization from the Cove operation which is amenable to roasting will be processed via dry grind, roasting followed by carbon in leach (CIL) at a third-party processing facility. Up to 750 tons per day of Cove production will be processed at this facility.

Beginning in 2028, amenable production will also be processed through the Lone Tree Autoclave facility. Operating conditions will be determined. Production will likely be blended with feed from other i-80 operations.

The Lone Tree Plant and Autoclave Facility is located immediately adjacent to the i-80 highway and approximately 50 miles from the Cove Property. The Lone Tree processing facilities were shut down at the end of 2007. Since that time, the mills have been rotated on a regular basis to lubricate the bearings. The facility is still in place with, in general, most of the equipment sitting idle.

Pursuant to a Class 3 Engineering Study for the refurbishment of the Lone Tree processing plant, as disclosed on Form 8-K by the Company on Form 8-K on December 18, 2025 the Company's objective is to refurbish and restart the pressure oxidation (POX) circuit and associated unit operations, including building a new oxygen plant, while meeting new regulatory requirements for allowable mercury emissions. The POX circuit will operate under acidic conditions and is planned to process up to 2,268 tonnes per day with total annual throughput of 827,806 tonnes based on 85% plant availability, consistent with historic production data.

Infrastructure, Permitting and Compliance Activities

Access to the mineralized zones is through a portal located just north of the Cove Pit. Primary development totals 23,048 feet with gradients up to +/-15%. Ventilation and secondary egress will be gained through a ventilation intake portal in the southwest pit wall and an exhaust raise equipped with a personal hoist for evacuation.

Drift and fill mining with mining heights of fifteen feet will be the primary method for extraction of the Helen and Gap mineral resource. Where the mineralized lenses thicken, breasting the sill or back can recover additional mineralization. Waste rock from development and waste reclaimed from historic dumps will be used for Cemented Rock Fill (CRF) or unconsolidated (GOB) fill as appropriate to achieve high levels of extraction. Development and production mining will be performed by a qualified mining contractor thus reducing the capital requirements for the Project.

A trucking contractor will transport mineralization mined over local, state, and federal roads for processing at a third party roaster or at i-80's Lone Tree pressure oxidation (POX) facility.

Dewatering will be accomplished using multiple surface and underground wellsand a pit lake barge. Dewatering water will be piped to a series of Rapid Infiltration Basins (RIBs). The RIB locations have been selected to prevent recharge into the Cove hydrogeologic system.

Long term electrical power demands up to 11.5 MW will be supplied by NV Energy via an existing 120kV transmission line which connects the Project site to NV Energy's Bannock substation. A new substation and 13.8kV distribution system will be constructed at Cove.

Power for initial mine development and underground delineation drilling will be provided from an existing 24.9kV distribution line that also terminates on the property. A substation for the 24.9kV line and a distribution line to the portal site was constructed in 2019. Power will be stepped down from the 120kV substation and use the same distribution line.

Baseline environmental studies have been undertaken per National Environmental Protection Act (NEPA) permitting requirements administered by the federal Bureau of Land Management (BLM). This, along with dewatering, constitutes the critical path to production. A majority of the baseline studies have been submitted and approved.

All of the historical dewatering infrastructure has been removed except the water monitoring wells and piezometers. i-80 will be required to construct the following:

- Dewatering wells with production string;
- Pit lake dewatering barge;
- Electrical distribution lines and transformers to the dewatering wells and pit lake barge;
- Collection pipelines to each well and pit lake barge'
- Rapid Infiltration Basins, and;
- Pipeline from the collection piping system to the RIBs.

Mine Facilities

The laydown area of the mine will contain the main office, maintenance shop, equipment wash down bay, fuel and oil storage, employee dry facilities and warehouse.

Backfill

Backfill material for unconsolidated waste fill can be obtained from any suitable source, such as development waste, open pit waste dumps or leach pads. Backfill material for CRF will need to meet specifications designed to achieve minimum uniaxial compressive strength specifications. This specification is designed to provide the pillar strength needed to maintain stability of adjacent underground excavations and may require screening and/or crushing. CRF material will be mixed at a backfill plant located near the portal and transported underground using the same truck fleet used to remove mineralized material and waste from the mine.

Impact

Au-Reka is the owner and operator of the Cove Project and is responsible for all permitting requirements associated with the site including ensuring that mineral exploration activities are conducted in compliance with all applicable environmental protection legislation. The Cove Project is primarily located on public lands administered by the Bureau of Land Management (BLM) and is subject to both Federal and State permitting requirements. Au-Reka is unaware of any existing environmental issues or compliance problems that have the potential to impede production at the Project. Au-Reka is working closely with both State and Federal regulators to ensure that the permitting and compliance strategies are acceptable and will not cause delays in production or mine development. At this time, there are no community or social impact issues regarding work being completed at the Project. Au-Reka continues to engage with the surrounding community and other external stakeholders.

The Cove Project site is located within a previously mined area and most activities are currently being conducted or are planned on existing previously disturbed or mined areas, thereby limiting the potential environmental impacts to the site. All necessary studies and permits are in place to support the permitted exploration and test mining activities at the site.

The underground exploration decline was advanced in 2022-2023 followed by infill drilling of the ore body that continued in 2025.

Au-Reka is currently in the process of advancing the full-scale underground mining permitting phase of the Project and, during 2023-2024, baseline studies were conducted to support the federal permitting action which is expected to be an Environmental Impact Statement (EIS) through the BLM. In addition, an associated Plan Of Operations (POO) Amendment will also be completed and submitted to address the Project specifics for full-scale underground mining. Nevada Division of Environmental Protection (NDEP) permits will also be secured as the Project permitting progresses.

McCoy-Cove Property Existing Permits		
Permit Name	**Agency**	**Permit Number**
Plan of Operations - Cove Helen UG	BLM	NVN-088795
Plan of Operations - McCoy Cove Mine	BLM	NVN-067086
Plan of Operations - McCoy Cove Exploration	BLM	NVN-067716
Mine Reclamation Permit - Cove Helen UG	NDEP-BMRR	0342
Mine Reclamation Permit - McCoy Cove Mine	NDEP-BMRR	0147
Mine Reclamation Permit - McCoy Cove Exploration	NDEP-BMRR	0062
Surface Area Disturbance Permit - Cove Helen UG	NDEP-BAPC	AP1041-2192.03
Surface Area Disturbance Permit - McCoy Cove Exploration	NDEP-BAPC	AP1041-3762
Water Pollution Control Permit - Cove Helen UG	NDEP-BMRR	NEV2010102
Water Pollution Control Permit - Cove Helen RIBs	NDEP-BMRR	NEV2010107
Water Pollution Control Permit - McCoy Cove Mine	NDEP-BMRR	NEV0088009
Mining Stormwater General Permit	NDEP-BWPC	NVR300000: MSW-678
Onsite Sewage Disposal System General Permit	NDEP-BWPC	GNEVOSDS09L0112
Industrial Artificial Pond Permit	NDOW	S400418
Dam Safety Permit	NDWR	J-495
Class III Waivered Landfill	NDEP-BSMM	SWW335

Closure and Reclamation Requirements

Reclamation bonding requirements during the pre-construction phase of the project are $166k per year and increase to $826k per year during construction and operation of the mine. Regulatory bonding requirements will be satisfied by the purchase of surety for an annual cost of 2% per year. Estimated reclamation costs net of salvage total $22.9M. Post closure monitoring is forecast to continue for 5 years following final reclamation at a cost of $250k per annum. Closure and reclamation costs on a per unit basis total $42.30 per gold ounce.

Economic Analysis

Royalties include both the 1½ % Newmont NSR and the 2% Summa Corporation NSR. The Summa royalty applies only to a portion of the mine production.

Federal income taxes of 21% apply to taxable income after appropriate deductions for depreciation and depletion. The gold percentage depletion rate is 15%. Nevada's commerce tax is 0.051% on all revenue above $4M per annum. The excise tax is 0.75% on all revenue above $20M and less than $150M and 1.1% on revenues over $150M.

Capital spending over the life of the project is subdivided into three categories. Pre-development spending of $17.3M encompasses definition drilling, baseline data collection, engineering, hydrogeologic investigations, metallurgical testing and permitting. Construction capital is required for Helen and Gap dewatering, infrastructure and mine development and is projected at $157.4 M over a two-year period commencing in 2028. Sustaining capital includes mine development and facilities. Sustaining capital totals $49.1M commencing in 2030.

Gold recovery will total 740,000 ounces over the eight-year mine production life. Material mined for processing averages 0.305 Au opt. Full production is reached after two years of ramp up in 2031 and averages 1,190 tpd from 2031 through 2036.

The Helen and Gap zones contain 70% and 89% inferred mineral resources respectively. The results without inferred are the result of a gross factorization of the production stream. There has been no adjustment to capital development, dewatering capital or mine facilities capital. Furthermore, there has not been any recalculation of productivities or operating costs due to the lower production rates.

Financial Statistics		
	With Inferred	**Without Inferred**
Gold price (US$/oz)	$2,175	
Silver price (US$/oz)	$27.25	
Mine life (years)	8	
Average mineralized mining rate (tons/day)	1,010	200
Average grade (oz/t Au)	0.305	0.313
Average gold recovery (roaster %)	79%	79%
Average gold recovery (autoclave %)	86%	86%
Average annual gold production (koz)	92	19
Total recovered gold (koz)	740	148
Pre-development capital ($M)	$17.3	$17.2
Mine construction capital ($M)	$157.4	$157.4
Sustaining capital (M$)	$49.1	$49.1
Construction Start Date	1/1/2028	
Economic Indicators Post Construction Decision [3]		
Cash cost (US$/oz) [1]	$1,201	$1,697
All-in sustaining cost (US$/oz)[2]	$1,303	$2,240
All in cost (US$/oz) [5]	$1,635	$3,302
Project after-tax NPV$_{5\%}$ (M$)	$274	($160)
Project after-tax NPV$_{8\%}$ (M$)	$216	($159)
Project after-tax IRR	30%	NA
Payback Period	5.5 Years	NA
Profitability Index $_{5\%}$[4]	—	—
Financial Statistics Including Pre-Construction Period (1/1/2025 – 12/31/2027) [6]		
All in cost (US$/oz) [5]	$1,658	$3,419
Project after-tax NPV$_{5\%}$ (M$)	$256	($178)
Project after-tax NPV$_{8\%}$ (M$)	$198	($177)
Project after-tax IRR	25%	NA
Payback Period	6.8 years	NA
Profitability Index $_{5\%}$[4]	—	—

Notes:

1. Net of byproduct sales;
2. Excluding income taxes, construction capital, corporate G&A, corporate taxes and interest on debt;
3. Discounted to 2028, Construction Start;
4. Profitability index (PI), is the ratio of payoff to investment of a proposed project. It is a useful tool for ranking projects because it allows you to quantify the amount of value created per unit of investment. A profitability index of 1 indicates breakeven;
5. Excluding corporate G&A, corporate taxes and interest on debt;
6. Discounted to 2025;
7. This IA is preliminary in nature, it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the IA will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability;
8. Inferred mineral resources constitute 70 % of the Helen zone and 89% of the Gap zone. The "Without Inferred" statistics presented are a gross factorization of the mine plan without any redesign of mine excavations or recalculation of productivities and costs. Capital costs are the same for the "With Inferred" and "Without Inferred" scenarios. The "Without Inferred" scenario is presented solely to illustrate the projects dependence on inferred mineral resources.
9. The financial analysis contains certain information that may constitute "forward-looking information" under applicable Canadian and United States securities regulations. Forward-looking information includes, but is not limited to, statements regarding the Company's achievement of the full-year projections for ounce production, production costs, AISC costs per ounce, cash cost per ounce and realized gold/silver price per ounce, the Company's ability to meet annual operations estimates, and statements about strategic plans, including future operations, future work programs, capital expenditures, discovery and production of minerals, price of gold and currency exchange rates, timing of geological reports and corporate and technical objectives. Forward-looking information is necessarily based upon a number of assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward looking information, including the risks inherent to the mining industry, adverse economic and market developments and the risks identified in Premier's annual information form under the heading "Risk Factors". There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. All forward-looking information contained in this Presentation is given as of the date hereof and is based upon the opinions and estimates of management and information available to management as at the date hereof. Premier disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

Capital and Operating Costs

Capital costs were generated from estimates provided by local suppliers and contractors and from similar work performed at other area mines. All cost estimates include Lander County and Nevada sales taxes of 7.1%, freight, contractor mobilization and demobilization, engineering procurement, and construction management. Capital cost estimates for the project are summarized in the table below.

Project Capital Costs ($M)											
	Pre-Construction			Construction		Sustaining					
	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	Total
Mine Development	—	—	—	0.4	24.8	12.1	5.8	12.3	0.6	10.5	66.5
Dewatering	—	—	—	69.9	18.0	—	—	—	—	—	87.9
120kv Substation	—	—	—	3.1	—	—	—	—	—	—	3.1
Mine Facilities	—	—	—	1.3	0.9	1.0	0.1	0.2	—	—	3.5
Pre-Production	1.7	1.7	1.7	10.9	—	—	—	—	—	—	15.9
Env. Permitting & Feas.	4.0	2.0	1.0	—	—	—	—	—	—	—	7.0
Drilling	2.0	—	—	—	—	—	—	—	—	—	2.0
Contingency	1.7	0.9	0.7	19.5	8.5	2.1	0.9	1.9	0.1	1.6	37.8
Total	9.4	4.6	3.3	105.2	52.2	15.2	6.8	14.4	0.7	12	223.8
		17.3			157.4			49.1			223.8

Contingency - 15% development and drilling, 25% dewatering, substation, mine facilities and pre-production expenses.

The unit mining costs presented in the table below are typical contractor costs for the anticipated conditions at Cove. Operating cost estimates are suitable for Initial Assessments and are accurate to within +/- 50%.

Unit Operating Costs		
Item	Unit Cost	Units
Stope Development	$110.59	$/ ton
Production	$80.00	$ /ton
Cemented Backfill	$37.93	$ /fill ton
Gob Fill	$13.00	$ /fill ton
Expensed Waste	$110.59	$ /waste ton
Hauling to Roaster	$24.38	$ /ton
Trucking to Lone Tree	$14.68	$ /ton
Toll Roasting	$75.00	$ /ton
Alkaline Pressure Oxidation	$70.81	$ /ton

Total operating and capital cost estimates are presented in the table below:

Operating and Capital Costs			
Category	**Total Cost ($M)**	**$/ton Processed**	**$/Au oz**
Mining	408	139	552
Transportation and Processing	270	91	365
Electrical Power	71	24	96
G&A, Royalties, and NV Taxes	138	49	186
By Product Credits	(3)	(1)	(4)
Total Operating Costs	**883**	**303**	**1,194**
Closure and Reclamation	31	11	42
Sustaining Capital	49	17	66
All in Sustaining Costs	**963**	**330**	**1303**
Federal Income Tax	83	28	112
Construction Capital	157	54	213
All in Cost Excluding Pre-Construction Capex	**1209**	**706**	**1,628**
Pre-Construction Capex	17	6	23
All in Costs	**1226**	**401**	**1651**

Constant dollar cash flow analysis is presented below. Royalties include both the 11/2 % Newmont NSR and the 2% Summa Corporation NSR. The Summa royalty applies only to a portion of the mine production.

Federal income taxes of 21% apply to taxable income after appropriate deductions for depreciation and depletion. The gold percentage depletion rate is 15%. Nevada's commerce tax is 0.051% on all revenue above $4 million per annum. The excise tax is 0.75% on all revenue above $20 million and less than $150 million and 1.1% on revenues over $150 million.

Cash Flow Statement													
	Pre-Const.	Construction		Production									
	2025-2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038-2045	Total
Net Income	0	0	10	16	6	20	113	79	37	28	0	3	312
Depreciation	0	0	13	16	25	32	70	64	44	30	0	0	295
Reclamation	(0)	(1)	1	1	2	3	7	5	3	(2)	(5)	(15)	0
Working	0	0	(7)	(0)	(6)	(0)	(6)	2	3	5	10	0	0
Operating	(0)	(1)	17	33	27	54	185	150	87	61	6	(12)	606
Capital Costs	(17)	(105)	(52)	(15)	(7)	(14)	(1)	(12)	0	0	0	0	(224)
Net Cash Flow	(18)	(106)	(35)	18	20	40	184	138	87	61	6	(12)	382
All in Cost [1,2] ($/oz)		0	2,893	1,804	1,828	1,723	1,159	1,300	1,387	1,353	0	0	1,658
1. Net of Byproduct Sales													
2. Note: All in Cost Exclusive of Corporate Taxes, Exploration, Corporate G&A and Interest on Debt													

Results from the preliminary economic assessment indicate a post construction decision NPV 5% of $271 million (excluding $17.3 million pre-development capital), an internal rate of return ("IRR") of 30%, and payback period of 5.5 years.

Exploration, Development & Production

The project pre-feasibility or feasibility study should address the following components and the work should be planned to minimize the permitting time required to achieve positive cash flow.

Resource Delineation and Exploration
1. Completion of the underground drilling program;
2. Update the resource model;
3. Expansion of the Gap and 2201 Zones could add high grade mineralization to the project which would be accessed through the planned Helen and Gap infrastructure.

Dewatering
1. Detailed review and selection of well locations, and;
2. Fine tune hydrogeologic model, pumping rates and drawdown rates.

Mining
1. A geotechnical characterization program should be implemented along with resource delineation: a. The objectives of the program are to characterize the mining horizons using the Rock Mass Rating (RMR) system; b. Collect downhole Acoustic Tele Viewer (ATV) drill logs to collect joint orientation data for mine designs and accurately estimate ground support requirements; and, c. Collect full core samples for physical rock property testing.
2. Complete additional testing of potential back fill sources to optimize the Cemented Rock Fill (CRF) mix design;
3. Run trade off studies between aquifer pumping rates and alternative mining scenarios; and, 4. Complete a ventilation simulation to predict Diesel Particulate Matter (DPM), carbon monoxide, and other contaminate concentrations.

Metallurgical Testing

Additional metallurgical testing will be needed to thoroughly investigate the variability and viability of Helen and Gap resources to evaluate pressure oxidation with CIL cyanidation under Lone Tree conditions. Testing also is expected to include baseline CIL tests and roasting testing as a comparison. Sampling objectives will include:

- Samples from GAP and Helen zones and their major lithological units; Favret, Panther Dolomite. The samples should also address spatial variability within each zone.
- Sample intrusive formations in each zone.
- Assess variability of the responses to roasting and calcine cyanidation across the resources;
- Assess variability of the responses to pressure oxidation and residue cyanidation across the resources;
- Testing should attempt to establish head grade and extraction relations for use in more detailed resource modelling;
- Mineralogy impacts need to be established and geologic domains within each resource need to be determined, and;
- Additional comminution data should be collected to assess hardness variability within the zones and any potential impacts in throughput in the Lone Tree process plant.

The resource model should be advanced to include arsenic, organic carbon, mercury, lead, zinc, total copper selenium, barium, cobalt, nickel, and cadmium as these will be important for predicting grades if toll process offsite is used and potentially for estimating extractions within the resources.

Net Book Value

The net book value of the Cove Project and its associated plant, equipment and mineral interests was approximately $52.8 million as of December 31, 2025.

Lone Tree Project

Current Technical Report

Unless otherwise indicated, information in this section entitled “Material Mineral Properties – Lone Tree Project” is summarized or extracted from the technical report entitled “S-K 1300 Technical Report Summary on the Mineral Resource Estimates for the Lone Tree Deposit, Nevada” effective December 31, 2024 prepared by GeoGlobal LLC, Abani R. Samal, RM-SME, Brian Arthur, RM-SME and Paul Gates, PE (the “Lone Tree Technical Report”).

Portions of the following information are based on assumptions, qualifications and procedures which are set out only in the full Lone Tree Technical Report. For a complete description of the assumptions, qualifications and procedures associated with the following information, reference should be made to the full text of the Lone Tree Technical Report, which is available for review as an exhibit to the Company’s Form 10-K under its profile on Edgar at www.sec.gov.

Lone Tree is considered an exploration stage project because the Company has not determined mineral reserves at the project and the Company has continued extraction through heap-leaching without determining mineral reserves.

Aaron Amoroso, a QP and an employee of the Company, has approved the Lone Tree mineral resources included in this Annual Report on Form 10-K as of December 31, 2025 and their material assumptions.

Property Description, location and access

The Lone Tree project (the "Lone Tree Project") was acquired on October 14, 2021, by i-80 Gold Corp. ("i-80") from Nevada Gold Mines LLC ("NGM"). NGM is a joint venture in respect of the Lone Tree mineral deposit located in Nevada, U.S.A., between Newmont Mining Corporation ("Newmont") and Barrick Gold Corporation ("Barrick").

Resource expansion potential exists down-plunge of the main Lone Tree deposit and in the unmined Sequoia zone discovery where previous drilling returned multiple wide, high-grade, intercepts. The Lone Tree Technical Report focuses only on the Lone Tree mine properties (the "Lone Tree Properties").

The site of the Lone Tree Project has an autoclave and flotation mill, which as of the date of the Lone Tree Technical Report, are not operational. The autoclave and flotation mill last operated in 2007. Major components are largely in place but require refurbishment to be put back into service. The list of processing plants includes the following facilities:

- Lone Tree Autoclave, which processes higher-grade refractory ore.
- Lone Tree Flotation Plant, which processes lower-grade refractory ore.
- Lone Tree leach pad (Phases one-four), which treats oxide ore in a cyanide heap leach process.
- Lone Tree leach pad (Phase five), which treats oxide ore in a cyanide heap leach process.
- Lone Tree leach pad (Phase six), which treats oxide ore in a cyanide heap leach process.


Administrative and Maintenance Shop
Lone Tree Mine
Mineral Processing, leaching
Brooks pit
Buffalo Mountain property boundary
Mineral Processing, & leaching
Phase 5 Pond and Preg Sump
Phase 5-7
Thickener and Filter Press
LT Assay Lab
East and West Ponds
CIC Building
E-Train
Phase 1-4
N
0
1
2 mi

Location - The Lone Tree mine project is approximately 30 miles east of Winnemucca, Nevada, and 20 miles northwest of Battle Mountain, Nevada at 40° 50' 19" N, 117° 12' 37" W. The land package includes the process area, the Lone Tree Pit, and the Buffalo Mountain Property. Processing infrastructure at Lone Tree includes an autoclave, carbon-in-leach mill, flotation mill, and heap leach facility. The mine office is accessible from Interstate 80 by a paved highway. See Figure 1-2 Location of Lone Tree Property within Nevada.

Figure 1-2 Location of Lone Tree Property within Nevada



440000
480000
N
Inset image
Twin Creeks
Turquoise Ridge
Granite Creek
ELKO
4560000
HUMBOLDT
Winnemucca
Golconda
4520000
Lone Tree
LANDER
Marigold
Battle Mountain
PERSHING
Phoenix
Lone Tree Mine
General Location Map
Nevada, USA
i-80 Gold Corp
February, 2026
Nad83 UTM
Mine Occurence
4480000
30 km

Climate - The climate in Humboldt County is typical of the high-desert environment. Average July temperatures range between 65°F and 75°F in the lower valleys and cooler in the higher elevations. Summer highs in the valleys are approximately the mid-90°F, with temperatures in the range of 50°F or 60°F at night. Winter temperatures average between 25°F and 45°F in the valleys with the possibility of frost from early September through June. Average rainfall is 10 in to 15 in, with less than 10 in. of rain in the lowest areas and up to 20 in. occurring in the mountains. The majority of precipitation falls between November and May, with the possibility of summer thunderstorms. Mining operations can continue year-round with brief pauses for summer lightning storms or unusually heavy winter snowstorms.

Land Rights - The Lone Tree Properties include interests in fee lands covering approximately 3989.2 acres for surface and mineral rights, approximately 5.03 acres for surface only rights, approximately 1,925.93 acres for minerals only rights, and 621.96 acres for leased fee rights, 6 patented mining claims covering approximately 79.1 acres, and 394 unpatented mining claims covering approximately 8,140.04 acres which are leased or owned by the Corporation through its subsidiary Goldcorp Dee LLC.

Royalties - The Lone Tree Property is subject to several royalties. As of the date of this Annual Report, the following table summarizes the royalties present on the various properties making up the Lone Tree Property. See Figure 1-3 for a detailed royalty map.

Several royalties are in effect on various areas of the property. Some royalties were retained by previous owners upon sale of the property while others were negotiated as lease agreements with claim holders.

Lone Tree Royalties	
Lessor/Grantor	**Lease Type**
Newmont proportionate to ownership interest	1.5% NSR
Newmont proportionate to lessor interest	0.5% NSR
Vek/Andrus successors (41.6667% ownership interest)	5% NSR
Richardson	5% NSR
BTF Properties	5% NSR
Franco-Nevada Mining Corporation, Inc.	1% NSR
Marigold Mining Company	4-5% NSR
$25/oz not exceeding $50M to Nevada Gold Mines LLC	

Figure 1-3 Lone Tree Property Area/Royalty Map



Ruby Hill Royalty Map

i-80 Gold Corp - 2026

N

| 0 | 0.6 | 1.2 | 1.8 | 2.4 | 3 |
Kilometers

Explanation

— Ruby Hill Property Boundary

Public - 98%

- Owned, Millsite, Unpatented
- Owned, Lode, Unpatented
- Leased, Lode, Unpatented

Private - 2%

- Owned, Lode, Patented
- Privately Owned Surface, BLM Minerals

Royalties

- 4% NSR to Asarco Incorporated
- 3% NSR to RG Royalties, LLC
- 3% NSR to Arthur A. & Elizabeth O. Biale Trust
- 2.5% NSR to Placer Dome
- No Royalty

Deposit Outlines

- Mineral Point Open Pit Mineralization
- Archimedes Underground Mineralization
- Mineral Point $2,175 Planned Pit

Source: Jason Worner

This map is a general representation of property boundaries and land status and is subject to revision and verification.

Permits/Licenses - The Lone Tree Project has the required permits, licenses and authorizations from the BLM and Nevada state agencies, primarily the Nevada Division of Environmental Protection, to conduct current operations.

Specific to the autoclave facility (Plant), permits and licenses are in place for the existing operational components in use. The approval of new and revised permit applications pertaining to air quality, mercury abatement, water pollution control, reclamation and other secondary permits related to the new Plant design and associated facilities will be secured prior to beginning of construction activities.

Environmental Considerations - Reclamation activities from past mining and processing at the Lone Tree project are ongoing. A reclamation cost estimate prepared in March 2022 estimated cost to close and reclaim the project is $87.1 M. This amount includes closure of all permitted mining and exploration disturbance at the project and is calculated using the Nevada Standardized Reclamation Cost Estimator.

Social & Community Considerations - Over its history, the operation has contributed significantly to the economic development of both Humboldt and Lander County, Nevada, through job creation and both direct and indirect economic benefits.

Goldcorp DEE LLC periodically hosts Town Hall meetings in Winnemucca and Battle Mountain, Nevada, to offer operational updates to local stakeholders. The company also collaborates with Humboldt and Lander County School Districts and Mining Industry Foundation on various educational initiatives and activities. Additionally, Goldcorp DEE LLC maintains strong, positive relationships with local government officials, ranchers, landowners, and nearby residents.

History

In the early days the Lone Tree area was explored for copper, but no significant resources were discovered. The initial discovery hole at Lone Tree was drilled in July 1989 by Cordex Exploration Co. ("Cordex") on the southern extension of what was to become the Lone Tree gold deposit. This southern portion of the deposit was referred to as the Stonehouse deposit. Santa Fe Pacific Gold ("Santa Fe") discovered the main part of the Lone Tree deposit in the pediment on the west flank of the hill in 1989 and acquired the Stonehouse portion of the deposit from Cordex. Newmont acquired the deposit from Santa Fe through a merger and began operations in 1991, continuing mining operations until 2006. Operations were discontinued in 2006 due to the increased production costs, largely resulting from the influx of groundwater into the deepening pit. The pit was allowed to flood which created a lake within the pit. Approximately 4.6 million ounces of gold were produced from the Lone Tree mine and approximately 5.2 million ounces of gold were produced at the Lone Tree processing facilities during this time.

Mining on the Brooks deposit, which lies to the southwest of the main Lone Tree pit, was conducted in 2015-2019. Approximately 52,000 ounces were placed on the heap leach pad and residual leaching is ongoing. Residual leaching and ongoing reclamation activities from the Lone Tree mine continued until 2007. In July 2019 the non-operating Lone Tree project became part of NGM, and i-80 then, through its subsidiary Goldcorp Dee LLC, acquired the Lone Tree property and processing facilities from NGM on October 14, 2021.

Geological Setting, Mineralization and Deposit Types

Mineralization is structurally controlled within three Paleozoic rock sequences at the Lone Tree deposit. The oldest of these three is the Valmy Formation which is unconformably overlain by rocks of the Pennsylvanian Antler Sequence of the Battle and Edna Mountain Formations. The Pennsylvanian-Permian Havallah sequence rocks were thrust over the Antler Sequence rocks in the mine area. The Havallah Sequence is dominated by siltstones, chert and basalts with lesser sandstones and conglomerates. Amongst the three mineralized Paleozoic sequences, Antler Sequence rocks appear to have been preferentially mineralized within the structural zones.

Out of three principal mineralized zones namely the Wayne Zone, the Sequoia Zone, and the Antler High Zone, the Wayne zone is the most preferred zone with higher amount of mineralized material. The main structural component of the Wayne zone is the north-sound trending Powerline Fault. While the pit bottom is currently under water, the footwall of the Powerline fault seems to be exposed on the east wall of the Lone Tree mine.

Regional Geology

The Lone Tree deposit occurs in Humboldt County, Nevada, within the Basin and Range physiographic province, in the northern part of the Battle Mountain mining district. The Battle Mountain mining district is dominated by Late Cretaceous and Eocene age magmatism with a variety of ore deposit types including porphyry Cu-Au, porphyry Mo, skarn, distal disseminated +/- Carlin-type deposits. A number of Cu-Mo porphyry along with sedimentary rock-hosted gold deposits, such as Lone Tree, Buffalo Valley, Marigold, North Peak, and Trenton Canyon, have been classified as distal disseminated and Carlin-type deposits and Au-skarn deposits, such as those at Buckingham, Copper Canyon, Copper basin, and Elder Creek. Au/Ag ratios are consistent with most other Carlin-type deposits, although the lower ratios of some ores overlap with the distal-disseminated Au-Ag deposits such as Lone Tree, Nevada.

The high Au/Ag ratios and lack of base metals have been used to differentiate Carlin-type Deposits from other sedimentary rock-hosted deposits in northern Nevada such as Lone Tree, Nevada, which are classified as pluton-related or distal-disseminated Ag- Au.

Regional tectonic activities in northern Nevada, occurred over a period of two billion years starting with Precambrian rocks occurring in the East Humboldt. Paleozoic rocks in this region generally comprise four distinct tectonostratigraphic assemblages:

- Cambrian-Ordovician miogeoclinal carbonate shelf-slope rocks identified through deep drilling in the district but not exposed at the surface.
- Ordovician-Mississippian eugeoclinal siliciclastic rocks of the Roberts Mountain allochthon, including the Valmy Formation.
- Autochthonous Pennsylvanian to Permian shallow-water facies of the Antler overlap sequence.
- Mississippian to Permian deep-water siliciclastic rocks and basalts of the Golconda allochthon, which were thrust on top of the Antler overlap sequence by the Golconda thrust during the Permian-Triassic Sonoma orogeny (Theodore, 2000), constituting the Havallah sequence; many of the clastic constituents of these rocks appear to be sourced from the Antler highlands.

Gold deposits are hosted in a variable stratigraphic package of Ordovician through lower Mississippian shallow-water rocks that have been overthrust by deep-water, siliciclastic allochthonous rocks along the Roberts Mountains Thrust during the late Devonian to Early Mississippian Antler orogeny. Subsequent orogenic shortening during the Pennsylvanian and Permian (Humboldt disturbance), Early Triassic (Sonoma orogeny), Middle Jurassic (Elko orogeny) and Early Cretaceous (Sevier orogeny) have reactivated earlier basement and Antler-related faults. The sedimentary rocks are intruded or unconformably overlain by igneous rocks of three magmatic episodes: Cretaceous, Eocene, and Miocene age.

The current regional physiography is the result of extensional tectonics during the Tertiary. High angle faults formed during this period are interpreted as the main pathways for ore forming fluids. Economic concentrations of gold typically occur near the intersections of northeast and north-south faults, along the margins of intrusive bodies, or at contacts between siliceous and carbonate lithologies. Geochemical enrichment in trace elements such as silver, arsenic, antimony, mercury, and thallium are common to nearly all trend deposits.

Local Geology & Mineralization

Mineralization is hosted within structures which crosscut all three Paleozoic rock sequences present in the mine area. The oldest of these three sequences is the Ordovician Valmy Formation, which is a part of the Roberts Mountain Allochthon.

In the mine area, the Valmy consists primarily of quartzite, with lesser amounts of chert, argillite, and minor basalt. The Valmy rocks are unconformably overlain by rocks of the Pennsylvanian Antler Sequence, which belong to the Battle and Edna Mountain Formations. The Edna Mountain Formation at Lone Tree is typified by a sandy siltstone unit grading downward into a lithic sandstone unit. The Battle Formation is observed as a poorly sorted cobble conglomerate of varying thickness. A thin calcareous sandstone tentatively identified as a lateral equivalent of the Antler Formation rocks present at the Marigold Mine has been encountered in drill holes on the southeastern margin of the mine area. Rocks of the Pennsylvanian-Permian Havallah sequence were thrust over the Antler Sequence rocks in the mine area during the Sonoma Orogeny. The Havallah Sequence at Lone Tree encompasses several rock types within at least three packages, but is dominated by siltstones, chert and basalts with lesser sandstones and conglomerates. Although gold mineralization is present in all three Paleozoic sequences, Antler Sequence rocks appear to have been preferentially mineralized within the structural zones. Alluvial cover over the deposit ranges from a minimum of two feet to a maximum in excess of 400 feet. Bedrock has been sharply down-dropped to the north and to the southeast by post-mineral faulting, creating alluvium-filled basins in excess of 1,000 feet deep.

Three principal mineralized structural zones and at least one lesser zone is currently recognized. The three principal structural zones are known as the Wayne Zone, the Sequoia Zone, and the Antler High Zone. The most significant of the three major zones, in terms of known strike length as well as contained tons and ounces, is known as the Wayne Zone. The Wayne Zone encompasses more than fifty percent of the contained tons and ounces within the overall deposit. The most widely recognized of the lesser zones is known as the Chaotic Zone, aptly named for the structural complexity associated with it.

The Wayne Zone has been described as a system of relatively narrow north-northwest and north-northeast trending faults forming an anastomosing complex of brittle shears enveloping rhomboid blocks of relatively competent but highly fractured domains of lesser strain. With few exceptions, ore-grade mineralization does not extend along the north-northeast and north-northwest faults beyond the margins of the Wayne Zone. Detailed examination of blast hole data clearly demonstrates a "zig-zag" pattern of mineralization within the principal component structure of the Wayne Zone, known as the Powerline Fault. Higher gold grades within the Powerline Fault are commonly associated with the hanging wall and footwall margins of the fault, which averages 50 feet in width.

The Powerline fault zone is a North - South trending high angle fault zone, extends at least 2,500 m along strike. Mineralization is truncated to the north by the NE trending Poplar Fault. Mineralization in the Wayne Zone is hosted in all three rock packages (Valmy, Antler, Havallah) as breccia within the complex structure.

The southern zones of mineralization (Sequoia, Antler High zones) are primarily hosted in the Edna Mtn. Fm. of the Antler sequence. This mineralization is a combination of structural (Sequoia Fault) and stratiform control. Gold is primarily hosted in arsenopyrite rather than arsenian pyrite found in most Carlin-type systems. Lone Tree has always been considered a horst block cored by the Valmy Fm. siliciclastic sediments with the Powerline Fault on west side and Sequoia Fault on east side being the main controls to mineralization.

Mineralization is hosted both within the fault plane itself, and within the highly shattered rocks of the adjacent hanging wall block. The age of the Redwood Fault is not known, but certain evidence suggests that it pre-dates the Sonoma Orogeny.

Mineralized structures have been identified in the hanging wall of the Wayne Zone, and within the footwall of both the Wayne Zone and the Sequoia Zone. Many structures controlling gold mineralization are moderate to high angle, west- or east-dipping normal faults or fractures. Some lower-angle mineralized structures, which are thought to have been re-activated during extension, have been noted. As within the Wayne Zone, mineralization most often occurs at the intersection of NNW and NNE-trending faults of varying dip angles. Strike-slip or oblique-slip motion has been noted on some structures, although kinematic indicators are essentially non-existent in the highly silicified, brittle rocks of the Edna Mountain Formation, or in the Valmy quartzite.

A principal characteristic of the Lone Tree deposit is the spatial coincidence of several structurally controlled episodes of mineralization. Hydrothermal breccias, with as much as 25% matrix expansion, host a significant portion of the gold mineralization. High grade ore occurs at fault or fracture intersections, or at jogs in the faults, which form dilatant zones.

Silicified, multiple phase breccias have been noted along the margins of the principle mineralized zones. These appear to be early, and in general, are lower in grade. Later tectonic breccias have been superposed on the hydrothermal breccias. The most recent structures tend to be milled-breccia post-mineral faults and shears, which often possess >50% clay gouge, and display a crude lamination produced by streaks of iron oxide, pyrite, or angular clasts. Reactivation of high-angle faults is demonstrated by barren, vuggy silica-cemented structures overprinting similarly oriented mineralized zones.

Mineralization is also known to occur in crackle breccias within the more brittle rocks of the Edna Mountain and Valmy Formations, which are crosscut by the Wayne Zone. Zones of intense micro-fracturing noted in the highly silicified Edna Mountain rocks are the closest approximation to "classical" disseminated mineralization yet noted at Lone Tree.

Numerous cross-structures have been identified at Lone Tree. Significant gold mineralization has not been observed in association with any of these structures. The Wayne Zone is cut on the north by a major northeast-trending fault zone known as the Poplar Fault zone. While the Wayne Zone as a structural zone does not appear to be terminated by the Poplar Fault zone, down drop of the bedrock surface, thinning of the mineralized faults, and decreased grade all currently limit the economic potential of the Wayne Zone north of the Poplar. Other northeast-trending faults, such as the Willow Fault in Section 11, have significant effects on the mineralization even though they do not offset the Wayne Zone.

A west-northwest-trending zone of southerly dipping normal faults known as the Pinon Fault zone truncates Lone Tree Hill to the south and is associated with a change in the strike direction of the Wayne Zone at that location. At the extreme southern end of the known mineralization, the Wayne Zone and Sequoia Fault converge. Drilling has identified at least one major northeast-trending structural zone in this area which appears to have some effect on mineralization.

As a result of the fact that the Lone Tree deposit occurs at the margin of a bedrock block essentially surrounded by alluvium, the relationship of the deposit to regional structure is not well understood. It has been speculated that the deposit may have formed in response to strike-slip and normal faulting related to regional wrench faulting. An alternate hypothesis suggests that the faults which control and host mineralization at Lone Tree may be dominantly extensional in nature, with little relationship to strike-slip and wrench faults. The age of the mineralization and of the faults is not known, although it is clear that numerous episodes of fault movement have occurred at the Lone Tree Properties.

The principal alteration process associated with gold mineralization at Lone Tree is potassic alteration. Other alteration types noted in the mine area are argillization, silicification, propylitization, and skarnification. A general progression from oxidized argillic alteration in the Havallah sediments down into unoxidized argillization, silicification and potassic alteration in the Antler and Valmy rocks has been noted. Alteration assemblages are commonly mixed within the fault zones as a result of the structural control of mineralization. Pervasive pre-mineral silicification is common in portions of the Havallah Sequence, and throughout most of the Antler Sequence rocks at Lone Tree Mine.

Gold mineralization occurs as sub-micron sized inclusions within a distinct generation of very fine-grained pyrite and arsenopyrite in the sulfide zone. Evidence gathered to date suggests that the main gold deposition event occurred in a temperature range of 200° to 450° (epithermal to mesothermal). The ore mineralogy shows evidence of two overprinted assemblages reflecting at least two hydrothermal episodes at Lone Tree Properties. Partial oxidation of the main stage mineralization occurred prior to a later, epithermal event characterized by open-space filling textures and weakly auriferous pyrite and marcasite. In the oxidized portions of the deposit, and particularly in the Havallah rocks, gold occurs as micron-sized particles in goethite and limonite. Post-mineral oxidation extends as much as 700 feet down major structures such as the Wayne Zone. No supergene effects or gold remobilization have been proven or documented at the Lone Tree Properties.

Deposit Types

The Lone Tree deposit is characterized as a pluton-related or distal-disseminated Ag- Au deposit. The Lone Tree deposit among others in the Battle Mountain district appears to be related genetically to porphyry systems, even though many deposits do not contain obvious near-surface features that would indicate this connection, mainly because the gold-silver mineralization in these deposits may be over one km away from the causative intrusions. This is why the deposit has been characterized as both "distal disseminated" (to intrusive center). Due to complex tectonic and extension in the region, the mineralization in these deposit types may have substantially different geometric relations to the intrusive centers and hosted in different stratigraphic horizons. The mineralization at Lone Tree occurs in intensely fractured three stratigraphic horizons which is similar in other deposits in the region; however, it is not the same in all deposits.

Gold is associated with low Ag:Au (<2:1), As, Sb, Hg and Tl as well as elevated Bi, Mo and W. Gold is hosted in arsenopyrite indicating higher temperatures of ore formation in comparison to typical Carlin-type deposits where gold is hosted in arsenian pyrite.

Exploration & Drilling

Exploration History

Prospecting around Lone Tree Hill is believed to have started in the middle 1860's when the construction of the Central Pacific portion of the Transcontinental Railroad started about 3 kilometers northeast of the Lone Tree Properties. Sporadic exploration activities continued for copper and gold without much success until Duval Corp and Bear Creek explored the area in 1960's and 1970's for porphyry copper. These exploration activities aided in the discovery of low-grade gold mineralization in the area.

Exploration activities in the 1980s by Nerco, Freeport and several Canadian junior companies yielded intercepts of narrow, fracture filled gold mineralization. In 1989 Cordex and Santa Fe formed a joint venture for exploration of the Lone Tree deposit resulting in a discovery of substantial gold mineralization about 1 km from Lone Tree Hill. Subsequently, 12 additional holes were drilled and a north-south fault system controlling mineralization was discovered. The first gold was poured in 1991.

Later, Newmont acquired the deposit from Santa Fe through a merger and began operations in 1991. Newmont completed mining operations in 2006. Residual leaching and ongoing reclamation activities continued until 2007. In July 2019 the non-operating Lone Tree Project became part of NGM, a joint venture between Barrick and Newmont.

Recent Exploration Drilling

In 2020, a drill-hole (LTE-20001) was drilled on the West side of the mine which tested for the existence of the Comus Formation below the Lone Tree mine. The Comus Formation is significant because it is the host rock for the Turquoise Ridge, Twin Creeks, and Granite Creek Mines. Four zones of mineralization were encountered:

1. Upper zone of 10.7m @ 4.49 g/t above a QFP dike on the contact of the Havallah Fm. and Edna Mtn Fm. The Upper zones of mineralization are consistent with stratiform mineralization identified in wide spaced drilling through the hanging wall to the Powerline Fault; this zone is open in three directions.
2. Zone along the contact of Edna sandstone and Valmy quartzite (7.6m @ 6.04 g/t including 1.5m @ 13.5 g/t).
3. Zone of sulfide breccia in Valmy quartzite (38.1m @ 2.15 g/t w/ grades up to 18.95 g/t Au).
4. Lower zone of mineralization hosted within a QFP dike with sooty pyrite on fractures and in the groundmass of the intrusive (40.3m @ 1.22 g/t).

The Lower Plate Ord. Comus Fm was intercepted at 1155 m (3790'). The Comus is characterized by strong calc-silicate hornfels intruded by fine grained diabase sills.

A narrow zone of mineralization was encountered down dip on the Powerline Fault in the Comus Fm. (3.0m @ 1.84 g/t). Additional drilling is warranted to vector from the strong calc-silicate alteration to intersect ore controlling structures in more reactive host rocks.

Drilling

Between 1980 and 2015 a total of 1,904 drillholes, summarized in a table below, were completed in and around the Lone Tree mine. For the purposes of this resource estimate only 1,840 of these drill holes are utilized.

Hole Type	Number Drill Holes	Total Footage
Unknown	241	197,561
CORE	108	66,263
CORE; RC	176	139,912
RC	1,379	865,613

Rotary Drilling

Historic drilling included rotary drilling starting in 1980. Samples were typically collected at the drill site after traversing through a rotary wet splitter attached to the return air hose. Most splitters allow for sample size changes by blocking some of the internal rotating vane chambers, thus causing sample material excess to be discarded. The normal sample interval is every five feet, with dry sample weights ranging from 5 to 20 pounds.

Rotary air samples are normally produced by either a down hole percussion hammer bit or a rotary tricone roller bit, with the sample traversing from the bit face up the annulus between the bit and sub or hammer assembly, then into an opening into the drill pipe (interchange) center tube and then up to the surface. In the past ten years more use has been made of drill bits that direct the sample into the center tube through an opening in the drill bit face.

Typically, the sample bag (13" by 26" Tyvek 1680 series porous fabric) is clamped on the splitter outlet. Note that early (circa mid 1980's) rotary air sampling may have been accomplished in dry conditions using non-porous plastic bags.

Drilling technique for the last twelve years includes clearing the bottom of the hole after every rod change and before the next sample chips are collected and washing the splitter if any material is noted sticking to the sampling surfaces.

Some early rotary holes were drilled using the conventional air circulation method wherein the sample returned in the annulus between the drill pipe and rock.

Rotary mud drilling includes conventional water-based mud systems in which the sample chips return up the annulus between the drill string and the rock suspended in a 'mud' solution. At the surface, the liquid either runs through a settling trough, and the chips manually scooped out of the trough into bags or is directed over a vibrating screen which allows the fluid to fall drain off while the chips progress into a random vane stationary ('pinball') splitter and then into sample bags.

Reverse Circulation Drilling

The Lone Tree Project followed a standard procedure for Reverse Circulation (RC) drilling executed by a responsible party. Holes are drilled using industry standard RC drilling equipment. Samples are collected on five-foot intervals using a cyclone sample collector. The sample interval is written on the sample bag using permanent marker. Drilling advances are paused at the end of each sample run to ensure the complete sample has been collected and avoid contamination of the following sample. The optimum sample size collected is approximately one quarter to one half of a 17-inch by 22-inch sample bag (about 4.5 to 9 kilograms or 10 to 20 pounds).

Core Drilling

Core holes are drilled using HQ (about 3-inch diameter) core. Holes may be reduced to NQ (about 2.4-inch diameter) to permit continuation of a hole in difficult drill conditions. Premier has used both standard and triple-tube tooling. Triple-tube is preferable in broken ground because it facilitates placement of core into the core box, allowing the sample to remain more intact. Drilled material is placed in wax-impregnated core boxes. Drillers label the end of the core run to the nearest half of a foot and measure and record the recovery in feet on wooden blocks, which are placed in the core box at the end of each drilled interval. Core boxes are labeled with company name, property, bore hole identifying number (BHID), box number and drilled interval.

Collar Surveys/Locations

Collar grid coordinates have been determined by optical surveys (1960's through late 1980's), field estimates, Brunton compass and pacing, compass, and string distance, and most recently the use of laser survey or global positioning system measurements. Modern hole locations were transferred electronically to the database and loaded using automated data programs. Hole locations were field checked by Geologists and support staff, plotted on maps, and visually checked for reasonableness in the database.

Drills were oriented on site using a fore and back sight set of survey stakes. Normally these stakes are placed by the geologist using a compass to determine orientation.

Prior to a preliminary economic assessment work is required to better understand the quality and completeness of the drill hole database.

Down-Hole Surveys

Determination of the hole trace has been accomplished historically by projection of the initial collar orientation, using a down-hole single-shot or multi-shot film camera.

Most recent downhole survey practice includes the use of gyroscopic surveys, the results of which are automatically loaded to the drillhole database using a direct import function. Gyroscopic surveys are normally reported at 25-foot intervals. Readings are taken with reference to true north (adjustments for declination are made on-site). Magnetic interference is not generally a problem for most of the drill sites in Nevada. Care is taken to reduce the effects of nearby metal objects when compasses are used for survey tool orientation.

Standard procedure at Lone Tree was to perform a downhole survey on all holes greater than 300 feet in length. In some cases (e.g., important angle holes) shorter holes are surveyed as well. An independent contractor performs the survey. The azimuth of the drilled hole is determined using a correction from magnetic north to true north with a standard Brunton pocket transit/compass. The angle correction used for 2003 was 14.5 degrees west of magnetic north as read on the compass. This correction was standard for the contractors and the geologist lining up the drill rig. The downhole survey is done by lowering a gyro through the intact drilling steel and measuring the deviation of the original angle and the variance of the original azimuth. The survey data was recorded, and the geologist received a hard (paper) copy immediately after the survey. An electronic copy of the data was sent to Newmont data input managers for inclusion in the database. Possible errors were screened by the geologist and the database managers at this stage before the data was finalized.

Sampling, Analysis and Data Verification

Sampling methodology and security are discussed in Section titled "*Drilling*", as part of the drilling procedures practiced by Newmont.

Sample Preparation and Analysis

Exploration drill holes were assayed at a variety of accredited laboratories throughout the life of the Lone Tree mine. The most commonly used labs include the internal company labs of Newmont, Santa Fe, and Battle Mountain, as well as Chemex (now "ALS Chemex").

Sample preparation occurs at the analytical laboratories, and techniques vary depending upon laboratory and the type of analysis to be performed. Gold assays are commonly performed by two methods. The first is crushing the entire sample, pulverizing a sample split to minus 100 to 200 mesh, subjecting a 5 to 30 gram split of the pulp to acid or cyanide, and taking readings using an atomic absorption machine. The second method is to pulp the sample, add a lead litharge charge, and fire the sample in a furnace ("fire assay"). The resulting metal bead containing gold is then dissolved in acid and analyzed.

In general fire assays with an atomic absorption or gravimetric finish were standard using 1-assay ton samples. Fire assay methods account for 99.97% of the 'best assays' reported in the NGM database. Multi-element ICP geochemical analyses were common but not run on every sample. All gold assay certificates, and geochemical reports were copied and filed with the geologic logs. These logs are available for review in the geology logging facilities at the Lone Tree offices.

Multi-elemental analysis contained in the source database includes ICP and wet geochemistry multi-element suites analyzed by commercial laboratories, consisting of several elements determined from one sample, and XRD/XRF semiquantitative X-ray determinations. Most X-ray analyses were accomplished in-house by the Newmont Metallurgical Services Department.

Data Security

Newmont implemented the use of an AcQuire database in 2002 to store all drilling related data including assays. The database is secured by Oracle permissions, user ODBC connections across a Novell Network, and user license permissions and is maintained by designated database managers.

The Newmont Laboratory at Gold Quarry was electronically connected to the AcQuire database, and an automated process transfers data every two hours. Data from the Lone Tree lab (rare) is loaded via the acQuire data input forms.

Outside lab data, primarily from ALS Chemex, was loaded via an AcQuire direct import protocol. The import program also generates the quality control reports for standards and check samples. Data was normally downloaded from a secure ALS Chemex web site. Access to the site was restricted to three Newmont Nevada employees via a username/password scheme. The ALS Chemex internal QA samples and results are available to Newmont data staff. Regular audits were conducted by ALS Chemex at the request of Newmont.

Survey data was loaded via emailed survey certificates. Sample intervals are electronically created via an automated form at the Newmont sample prep facilities. These intervals update the AcQuire Sample table, and contain the sample ID, footages, and sample types.

Collar creation is accomplished via form inputs. Collar creation for surface holes is restricted to data staff. The coordinates and depths are left blank until an (normally) electronic survey is sent via email or placed on the network. Depths are taken from the geologists email, the drill cost report, from the last assay interval, or driller's logs.

Because of the loss of paper copies due to rodent infestation in the storage facility, starting in 2005 the certificates from Chemex have been sent in the form of non-editable, digitally signed, PDF files. These are archived on the network. No certificates are, or have ever been, available from the internal Newmont labs, nor is QA data generally shared.

Data extractions are accomplished either using the AcQuire software interface, or by use of an in-house program. Extractions are normally done by one of the two database administrators.

QA/QC Procedures

Internal check assays are performed at all labs. Pulps are retained for all assays where pulps are returned by the lab. Either pulps or coarse rejects can be re-assayed.

A combination of in-house Standard Reference Material (SRM) and commercially prepared SRM's were used to control assay accuracy. In-house SRMs have been developed over many years, mainly from gold deposits on the Carlin Trend. Commercial SRMs were obtained from Geostats Pty Ltd in Australia. SRMs represent all grade bins; very high-grade, high-grade, medium-grade, and low-grade gold, in oxide and refractory mineralization. Values have been established for the in-house SRMs for gold assays only, using round robin analysis.

Earlier Standard reference materials (SRMs) were submitted at a nominal frequency of one every 60 metres (200 feet), or one SRM for every 40 samples.

Generally, for RC drilling, blanks are inserted at intervals of 15 meters (50 ft) and multiples of 15 meters (50 ft). For core drilling samples, blanks inserted at nominal 60 metres (200 feet) intervals. This results in a frequency of SRM insertion of between 2% to 5%. The actual rate of insertion depends on the time period.

Approximately 5% of the total material is dispatched to umpire laboratories as part of the check assay program. Typical checks will be on pulps and coarse reject samples to test the analytical processes and preparation procedure, respectively. Overall, each sample batch submitted for analysis will contain between three to seven check samples.

The data and information available for the Lone Tree deposit was reviewed by the author of the Lone Tree Report. This includes the topographic data, the drill hole data, the geological interpretation data, the density data, and documents in support of the processes and procedures followed for collection, compilation, storage, security, and quality control. The review concluded that the processes followed for maintaining the quality of the data meets the best practices guidelines as outlined by CIM. The data are adequate for the use in undertaking a mineral resource estimate. The data provided by NGM is suitable to be used as the basis of a mineral resource estimate that can be used in future studies on the Lone Tree Properties

Mineral Processing and Metallurgical Testing

Newmont did a metallurgical study on ore from the Brooks deposit which was mined and processed between 2015 and 2020. During the ten years of operation prior to the acquisition by i-80, Newmont did not conduct any comprehensive metallurgical studies on material from the Lone Tree deposit. Since its acquisition in 2021, i-80 has not conducted any metallurgical tests or pilot studies on Lone Tree material.

The remaining mineralization in the Lone Tree deposit is located in extensions of the mineralized zones and structures that were mined and processed by Newmont between 1991 and 2019. Therefore, processing data drawn from historical production reported by Newmont/NGM was used to support the metallurgical performances reported herein.

Most of the remaining mineralization in Lone Tree is expected to be sulfidic and require autoclave pretreatment to facilitate gold leaching. Some low-grade oxide and high-grade oxide material is also expected but not valued as significant in this study. The historical and proposed recoveries for each material type are shown in the table below and are expected to prevail in the remaining material.

Recoveries and Material Types at Lone Tree					
Mine	**Definition**	**Process**	**2005 Actual[4] (%)**	**Life of Property Actual (%)**	**Proposed Au Recovery[1] (%)**
Lone Tree	High Grade Oxide	CIP/CIL	94.2	NA	60
Lone Tree	High Grade Sulfidic Ore	Autoclave/CIL[2]	94.6	93.05%[5]	94.9
Lone Tree	Concentrates	Autoclave/CIL	91	NA	93.9
Lone Tree	Low Grade Sulfide	Flotation[3]	77.52	81.35%[5]	78.59
Lone Tree	Low Grade Oxide	Heap Leach	NA	81%[6]	67.3
Lone Tree	Leach Grade Sulfide	Heap Leach	NA	NA	63.6

1. Source - Zacarias, P., A., February 28, 2006, 2005 Mineral Resource and Ore Reserve Report as of December 31, 2005, pp65.
2. Autoclave recovery based on acid autoclave.
3. Flotation Recovery - Recovery is to Concentrate= 83.7% and then 93.9% recovery from the Concentrate results in a - Combined Recovery - 83.7(93.9) = 78.59%.
4. Source - 2005 LT Summary.xls
5. Source - Lone Tree Statistics (1998 - H1 2019).xlsx.
6. Source - 2.4.4.1.3 Brooks leach curve EA.25.xlsx and i-80 Pad Tracking LoneTree.xlsx

Mineral Resource and Mineral Reserve Estimates

The estimated mineral resources are presented in the table below.

Estimated Mineral Resources at 0.62 g/t Au Cut-off Grade			
	Tonnes (Mt)	Au (g/t)	Au (koz)
Indicated Mineral Resources	7.69	1.73	428
Inferred Mineral Resources	52.94	1.64	2,789
Notes:			
(1) Mineral resources in the Lone Tree Technical Report have an effective date of December 31, 2024. Aaron Amoroso, a Qualified Person and an employee of the Company, has reviewed the Lone Tree mineral resources and material assumptions included in the Lone Tree Technical Report and confirmed that they remain current as of December 31, 2025.			
(2) Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.			
(3) Mineral resources are shown above a 0.62 g/t (0.018 opt) Au cut-off grade.			
(4) Mineral Resources are constrained to oxide and transitional oxide-sulfide mineralization inside a conceptual open pit shell. . A gold price of $2,175/oz Au. A 94.9% recovery for gold in the autoclave process and 78.6% recovery for flotation is used as parameters for pit shell construction. Open pit mining costs of $3.00 per ton for rocks and $2.75 for fill materials, average processing 2,500 tpd autoclave at $44.50 per ton processed and 5,000 tpd flotation at $29.91 per ton including general and administrative costs are considered. A 3% NSR royalty and pit slopes of 40° to 45° was used. Metal price determinations were from 2024 Q3.Mineral Resources are stated as in-situ with no consideration for planned or unplanned external mining dilution.			
(5) The contained gold estimates in the Mineral Resource table have not been adjusted for metallurgical recoveries.			
(6) Units shown are in Million Tonnes (Mt), grams per metric tonne (g/t), and thousands of ounces of contained gold (koz).			
(7) Numbers have been rounded as required by reporting guidelines and may result in apparent summation differences.			

Criteria for Reasonable Prospect for Economic Extraction

To meet the RPEE criteria, an optimized pit shell was created within which all blocks will be considered as resources. An optimized pit shell was generated using a $2,175 gold price, $44.50 per ton milled Autoclave processing cost, $29.91 per ton milled flotation processing cost, and 94.9% recovery factor for autoclave and 78.6% recovery factor for flotation based on the operational data from i-80 Gold. The gold price of $2,175 was provided by i-80 using the consensus forward prices as of December 2024 as provided by major Canadian financial institutions. This pit shell meets the RPEE criteria and, hence, will be used for resource statements. The cutoff grade is the minimum gold grade at which the value for ore processing is positive and applying a 3% royalty. The cutoff grade used is 0.018 ounces per ton or 0.62 grams per metric tonne. See Section 11.10 of the Lone Tree Report for more information.

The following parameters are used for generating the optimized pit limit. The optimum pit-shell was developed by Mr. Paul Gates, an associate of GeoGlobal. This pit shell will be referred to as the $2,175 pit shell.

Optimum Pit Criteria Applied to Resource Estimate		
Variables	**Value**	**Notes**
Au Price Per Ounce	$2,175	Provided by i-80 Gold
Mine Cost ($/ton)	$3.00	Rock (Provided by i-80 Gold)
	$2.75	Fill material (Provided by i-80 Gold)
Processing + G&A Cost ($/ton)	$44.50 for autoclave $29.91 for flotation	Assume 2,500 tons per day autoclave and 5,000 tons per day Flotation (Refer Section 14)
Recovery	94.9% for autoclave 78.6% for flotation	Refer to Section 10, Table 10-1
Royalty	3.0%	NSR
Cutoff Grade	0.018 Opt	(i.e. 0.62 g/Tonne) Refer discussions above
Slope Angles	40°-45°	Azimuth from 20° to 219° slope angle 45° Azimuth from 220° to 19° slope angle 40°

Mineral Resources Comparison

There has been no change in either the indicated or inferred mineral resources from December 31, 2024 to December 31. 2025.

The comparison of the Mineral Resources as of December 31, 2024 and December 31, 2025 can be found in the table below. No resource material depletion occurred in 2025.

	December 31, 2025		December 31, 2024		Percent Change	
Category	Ounces Gold (k)	Ounces Silver (k)	Ounces Gold (k)	Ounces Silver (k)	Gold	Silver
Indicated	428	—	428	—	—%	—%
Inferred	2,789	—	2,789	—	—%	—%

Mining and Operations

Lone Tree is not considered an advanced mining property; however it was historically mined using open pit mining methods by its previous operators. Open pit mining methods would be appropriate for future mining. Suitable mine design criteria are anticipated to be: A bench height of 20 ft. was chosen for drilling and blasting. Haul road ramp grades of 10% exiting the pit and 11% for short access ramps to the bottom of the pit. Geotechnical parameters of 40-degree slopes on the west pit walls and 45-degree slopes on the east pit walls based on historic mining.

Processing and Recovery Operations

Lone Tree is not considered an advanced mining property, however past mine production at Lone Tree was processed using a heap leach, a flotation plant, an autoclave and the necessary support equipment to process both oxide and sulfide material. The flotation mill is in care and maintenance. The leach pad is still producing economic amounts of gold and has a remaining capacity of 10,000,000 tons. The autoclave is planned to be restarted in 2027 to process refractory material from other i-80 properties. Activity is ongoing to re-leach the existing heap leach pads to extract residual gold.

Infrastructure, Permitting and Compliance Activities

Lone Tree is not considered an advanced mining property, however in December 2025, i-80 completed an engineering study for the Lone Tree Plant. Scope of work includes the replacement and refurbishment of some existing infrastructure, and the installation of new infrastructure, equipment and environmental systems, including the refurbishment and upgrade of the existing autoclave to a modern POX circuit.

Capital and Operating Costs

Lone Tree is not considered an advanced mining property, however pursuant to the class 3 engineering study completed in Q4 of 2025 the details of which were disclosed under Form 8-K by the Company on December 18, 2025 (the "Class 3 Engineering Study"), capital cost are estimated at $412 million, inclusive of contingency, owner's costs, and first fills, plus $18 million in capital spares for a total of $430 million.

Exploration, Development and Production

While Lone Tree is not considered an advanced property, the refurbishment of its processing infrastructure which, pursuant to the Class 3 Engineering Study, is expected to be completed by the end of 2027 and is expected to be utilized for the processing or ore from i-80's other material properties.

The authors of the Lone Tree Technical Report made the following recommendations:

- The resource estimates presented in the Lone Tree Technical Report are valid on a deposit scale, which may be appropriate for long-term mine planning. However, prior to mine production, the resource model should be updated using more detailed data analyses in order to achieve the accuracy required at the scale of weekly or monthly production.

- A simulation-based resource model with risk factors built into it may be beneficial for estimating risks and opportunities for future production. Such an approach may also be useful for strategic exploration planning.

- The Lone Tree deposit provides potential for improving current inferred category resources into the indicated category and for additional inferred resources through infill drilling. These infill drilling programs should be strategically designed to maximize benefits of drilling. An advanced geostatistical approach to strategic drill hole planning is advised.

- Lone Tree has the potential for substantial mineral resources in the Sequoia area. Deep drilling in the Sequoia zone has the potential to add more mineral resources to the project.

- It is highly recommended to develop a geometallurgical model of the Lone Tree deposit by drilling core and RC holes throughout the deposit and analysing the rocks for geometallurgical characterization. This model, when complete, should be included in the future mineral resource and mineral reserve estimates.

- The additional drilling for exploration and a resource model updated with risk analyses and a geometallurgical study are recommended for future studies and mine production planning. As of the effective date of the Lone Tree Technical Report, it is unknown when such a study will be carried out by the Company. If the Company decides to carry out a detailed study and develop a mine production plan, a detailed work program with cost estimates will be developed based on a gap analysis.

Net Book Value

The net book value of Lone Tree and its associated plant, equipment and mineral interests was approximately $198.7 million as of December 31, 2025.

Internal Controls on Exploration and Development Drilling Programs

Exploration and development drilling programs are performed using industry standard quality control methods for drilling, sampling, and analytical procedures. Standard operating procedure manuals for geology logging, sampling, and assaying are kept at the operations and updated as required. A secure sample chain-of-custody is established to promote the security of samples during transport from the projects to the analytical facilities. All primary analytical laboratories are ISO 9001-certified and sample preparation and analytical procedures are industry standard methods for the metals of interest.

Sample batches sent for analysis are controlled by a system of reference samples of known grade inserted into the sample stream and other control samples. Coarse 'blank,' sterile, sample materials are used to monitor contamination at the sample preparation and analytical stages; Standard Reference Materials ("SRM") of known grades are used to measure accuracy of the analytical results; and pulp duplicate samples and coarse reject duplicate samples are used to monitor precision of the analytical results. Blanks and SRM are inserted according to the analytical batch size and overall number of samples but normally result in a 1:10 to 1:20 insertion rate. Duplicate samples are inserted or requested using a similar 1:10 to 1:20 inclusion rate. As a final measure of assay quality, 5% to 10% of the original samples are sent to a second analytical laboratory for check analysis.

The main operating properties store data in SQL-based relational database utilities with built-in logic checks that are implemented as new data is imported. Accurate data entry into the database is confirmed by verification upon data entry/import and again before use in final geology interpretation and resource modeling with checks of new data collected during yearly drilling programs.

Geology and mineral control interpretations, grade estimation parameters, grade and density models, reserve estimation parameters, and modifying factors are peer reviewed within the company. Resource grade models are validated using industry standard methods and appropriate documentation and reporting are completed to summarize methods and results. All resource and reserve tabulations at the operations are approved by the local management, with their own sets of controls, and then are compiled by the corporate office which also performs its own set of checks on the final numbers.

All personnel responsible for the management of mineral resource and mineral reserve modeling and approval and reporting of mineral resource and mineral reserve statements are qualified persons ("QPs") (as such term is defined in both S-K 1300 and NI 43-101) with relevant experience in the type of mineralization and deposit under consideration and in the specific type of activity undertaken for the company. All are eligible members or licensees in good standing of a recognized professional organization based on their academic qualifications and experience and comply with professional standards of competence and ethics. We encourage continuing professional development and training for current QPs as well as others in the Company to develop other QPs within the various departments.

As projects advance toward development and production, data density and the geological understanding of the mineral deposit increases. The Company's internal controls limit some risk in the resource estimation process, but there is inherent risk in resource modeling due to mineral deposit heterogeneity, sample size and distribution, mining style and mining factor assumptions, and mineral processing issues. Independent audits of reserve models from an outside specialist are arranged on a periodic basis for an operating property. The senior technical staff can also determine when changes in mineral resource and reserve models or negative mine reconciliations are material and recommend internal or external auditing of the models and modifying factors.

ITEM 3. LEGAL PROCEEDINGS

Legal Proceedings

There are no legal proceedings material to the Company to which the Company or its subsidiaries is or was a party, or to which any of the Company's property is or was subject, since the beginning of the most recently completed financial year of the Company, and, as of the date hereof, no such proceedings are known by the Company to be contemplated, other than as set out herein.

Regulatory Actions

No penalties or sanctions were imposed against the Company by a court relating to securities legislation or by a securities regulatory authority, nor were any settlement agreements entered into by the Company before a court relating to securities legislation or with a securities regulatory authority, during the last financial year of the Company, and no other penalties or sanctions have been imposed by a court or regulatory body against the Company or its subsidiaries that would likely be considered important to a reasonable investor in making an investment decision.

ITEM 4. MINE SAFETY DISCLOSURES

Information pertaining to mine safety matters is reported in accordance with Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act in Exhibit 95.1 attached to this Form 10-K.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

The Company's Common Shares trade on the NYSE American and the TSX under the symbols IAUX and IAU, respectively. The Company's Common Share Purchase Warrants issued in 2025 trade on the NYSE American and the TSX under the symbols IAUX WS and IAU.WT.U, respectively. On February 18, 2026, there were approximately 77 holders of record of the Shares, which does not include shareholders for which shares are held in nominee or street name. The Company believes that more than half of our common shares are beneficially owned by investors in the United States.

Dividends and Distributions

The Company does not have a formal dividend policy and it has not declared any cash dividends or distributions since its formation. The Company currently intends to retain future earnings, if any, to finance further business development. The payment of any cash dividends or distributions to shareholders of the Company in the future will be at the discretion of the directors of the Company and will depend on, among other things, the financial condition, capital requirements and earnings of the Company and any other factors that the directors may consider relevant. In addition to those restrictions set out under the BCBCA, several of the Corporation's financing documents, including its convertible credit agreements with Orion and Sprott, restrict the ability of the Company to pay dividends to its shareholders. The BCBCA provides that a company may declare or pay a dividend, whether out of profits, capital or otherwise, unless there are reasonable grounds for believing that the company is insolvent or that the payment of the dividend would render the company insolvent.

Prior Sales of Unregistered Securities

The Company's sales of securities sold by the Corporation for the period covered by this Annual Report which were not registered under the Securities Act of 1933, as amended (the "Securities Act") have been previously reported on Form 10-Q or Form 8-K.

Certain Canadian Federal Tax Considerations for U.S. Holders

The following generally summarizes certain Canadian federal income tax consequences generally applicable under the Income Tax Act (Canada) and the regulations thereunder (collectively, the "Canadian Tax Act") and the Canada-United States Tax Convention (1980) (the "Convention") to the holding and disposition of our common shares.

Comment is restricted to holders who are beneficial owners of our common shares each of whom, at all relevant times for the purposes of the Canadian Tax Act and the Convention, (i) is resident solely in the United States for tax purposes, (ii) is a "qualifying person" under and entitled to the benefits of the Convention, (iii) holds all common shares as capital property, (iv) deals at arm's length with and is not affiliated with i-80, (v) does not and is not deemed to use or hold any common shares in a business carried on in Canada, (vi) is not an insurer that carries on business in Canada and elsewhere and (vii) is not an "authorized foreign bank" (as defined in the Canadian Tax Act) (each such holder, a "U.S. Resident Holder").

Generally, a U.S. Resident Holder's common shares will be considered to be capital property of such holder for purposes of the Canadian Tax Act provided that the U.S. Resident Holder is not a trader or dealer in securities, did not acquire, hold, or dispose of the common shares in one or more transactions considered to be an adventure or concern in the nature of trade, and does not hold the common shares in the course of carrying on a business.

Certain U.S.-resident entities that are fiscally transparent for United States federal income tax purposes (including certain limited liability companies) may not in all circumstances be entitled to the benefits of the Convention. Members of or holders of an interest in such an entity that holds common shares should consult their own tax advisers regarding the extent, if any, to which the benefits of the Convention will apply to the entity in respect of its common shares.

This summary is based on the information contained in this Form 10-K, the current provisions of the Canadian Tax Act in force as of the date prior to the date hereof, all specific proposals to amend the Canadian Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof ("Proposed Amendments"), the provisions of the Convention as amended by the Protocols thereto prior to the date hereof, and the administrative policies and assessing practices of the Canada Revenue Agency (the "CRA") published in writing by the CRA prior to the date hereof. This summary assumes that the Proposed Amendments will be enacted in the form proposed, although no assurance can be given that the Proposed Amendments will be enacted or otherwise implemented in their current form, if at all. Other than the Proposed Amendments, this summary does not take into account nor anticipate any changes in law or in the CRA's administrative policies or assessing practices, whether by way of judicial, legislative, governmental, or administrative decision or action, although no assurance can be given in these respects. Except as otherwise expressly provided, this summary does not take into account any provincial, territorial or foreign tax considerations, which may differ materially from the federal Canadian income tax considerations set out herein.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations, and is not intended to be and should not be construed as legal or tax advice to any particular U.S. Resident Holder. U.S. Resident Holders are urged to consult their own tax advisers for advice with respect to their particular circumstances. The discussion below is qualified accordingly.

Currency conversion

Generally, for the purposes of the Canadian Tax Act, all amounts relating to the acquisition, holding or disposition of common shares (including dividends, adjusted cost base and proceeds of disposition) must be converted into Canadian dollars based on the relevant exchange rate as determined in accordance with the Canadian Tax Act.

Dividends on common shares

A U.S. Resident Holder to whom i-80 pays or credits, or is deemed to pay or credit, a dividend on such holder's common shares will generally be subject to Canadian withholding tax, and i-80 will be required to withhold the tax from the dividend and remit it to the CRA for the holder's account. The rate of withholding tax under the Canadian Tax Act is 25% of the gross amount of the dividend, but the rate applicable to a dividend paid or credited to a U.S. Resident Holder who is the beneficial owner of the dividend should generally be reduced under the Convention to 15% (or, if the U.S. Resident Holder is a company which is the beneficial owner of at least 10% of the voting stock of i-80, 5%) of the gross amount of the dividend. For this purpose, a company that is a resident of the United States for purposes of the Canadian Tax Act and the Convention and is entitled to the benefits of the Convention shall be considered to own the voting stock of i-80 owned by an entity that is considered fiscally transparent under the laws of the United States and that is not a resident of Canada, in proportion to such company's ownership interest in that entity.

Disposition of common shares

A U.S. Resident Holder who disposes or is deemed to dispose of one or more common shares generally should not incur any liability for Canadian federal income tax in respect of any capital gain arising as a consequence of the disposition, unless the common shares constitute "taxable Canadian property" (as defined in the Canadian Tax Act) of the U.S. Resident Holder at the time of disposition and the U.S. Resident Holder is not entitled to relief under the Convention.

Generally, a U.S. Resident Holder's common shares will not constitute "taxable Canadian property" of such holder at a particular time at which the common shares are listed on a "designated stock exchange" (as defined in the Canadian Tax Act) (which currently includes the TSX and NYSE American) unless both of the following conditions are concurrently met at any time during the 60 month period that ends at the particular time:

(i) 25% or more of the issued shares of any class or series of the capital stock of i-80 were owned by or belonged to one or any combination of:

    a.   the U.S. Resident Holder,
    b.   persons with whom the U.S. Resident Holder did not deal at arm's length (for purposes of the Canadian Tax Act), and
    c.   partnerships in which the U.S. Resident Holder or a person referred to in clause b. holds a membership interest directly or indirectly through one or more partnerships, and

(ii) more than 50% of the fair market value of the common shares was derived, directly or indirectly, from one or any combination of, real or immovable property situated in Canada, "Canadian resource properties" (as defined in the Canadian Tax Act), "timber resource properties" (as defined in the Canadian Tax Act), or options in respect of, interests in, or, for civil law, rights in, such properties, whether or not the property exists.

In certain circumstances, a common share may also be deemed to be "taxable Canadian property" for purposes of the Canadian Tax Act.

Even if the common shares constitute "taxable Canadian property" to a U.S. Resident Holder, under the Convention, such a U.S. Resident Holder will not be subject to tax under the Canadian Tax Act on any capital gain realized by such holder on a disposition of such common shares, provided the value of such common shares is not derived principally from real property situated in Canada (within the meaning of the Convention).

U.S. Resident Holders whose common shares are or may be taxable Canadian property should consult their own tax advisors.

Certain United States Federal Income Tax Considerations for U.S. Holders

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of common shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership or disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax considerations applicable to such U.S. Holder, including, without limitation, specific tax considerations applicable to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. This summary does not address the U.S. federal alternative minimum tax, U.S. federal net investment income tax, U.S. federal estate and gift tax, U.S. state and local tax, or non-U.S. tax considerations applicable to U.S. Holders of the acquisition, ownership or disposition of common shares. In addition, except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. Each U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. state and local, and non-U.S. tax considerations applicable to the acquisition, ownership and disposition of common shares.

No opinion from legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax considerations applicable to the acquisition, ownership, and disposition of common shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the considerations described in this summary.

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed) promulgated thereunder, published rulings of the IRS, published administrative positions of the IRS, the current provisions of the Convention, and U.S. court decisions that are applicable, and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis, which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of common shares that is for U.S. federal income tax purposes:

1isc an individual who is a citizen or resident of the United States;
2isc a corporation organized under the laws of the United States, any state thereof or the District of Columbia;
3isc an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
4isc a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are banks, financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquire common shares in connection with the exercise or cancellation of employee stock options or otherwise as compensation for services; (g) hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are subject to special tax accounting rules with respect to the common shares; (i) are partnerships or other "pass-through" entities (and investors in such partnerships and entities); (j) are S corporations (and shareholders or investors in such S corporations); (k) are U.S. expatriates or former long-term residents of the United States; (l) hold common shares in connection with a trade or business, permanent establishment, or fixed base outside the United States; or (m) own or have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. state and local, and non-U.S. tax considerations applicable to the acquisition, ownership and disposition of common shares.

If an entity or arrangement that is classified as a partnership (or other "pass-through" entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax considerations applicable to such entity or arrangement and the partners (or other owners or participants) of such entity or arrangement generally will depend on the activities of the entity or arrangement and the status of such partners (or owners or participants). This summary does not address the tax considerations applicable to any such entity, arrangement or partner (or owner or participant). Partners (or other owners or participants) of entities or arrangements that are classified as partnerships or as other "pass-through" entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax considerations arising from and relating to the acquisition, ownership and disposition of common shares.

Ownership and Disposition of Common Shares

The following discussion is subject in its entirety to the rules described below under the heading "*Passive Foreign Investment Company Rules*".

Distributions on Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a common share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current and accumulated "earnings and profits" of the Company, as computed in accordance with U.S. federal income tax principles. To the extent that a distribution exceeds the Company's current and accumulated "earnings and profits", such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's adjusted tax basis in its common shares and thereafter as gain from the sale or exchange of such common shares. (See "*Sale or Other Taxable Disposition of Common Shares*" below). However, the Company does not intend to maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder therefore should assume that any distribution by the Company with respect to the common shares will constitute dividend income. Dividends received on the common shares by corporate U.S. Holders generally will not be eligible for the "dividends received deduction". Subject to applicable limitations and provided the Company is eligible for the benefits of the Convention or the common shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, in respect of the common shares generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company is not classified as a PFIC in the tax year of distribution or in the preceding tax year. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates (rather than preferential rates for qualified dividend income to the extent otherwise applicable) if the Company is classified as a PFIC for the tax year of such distribution or was a PFIC for the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisors regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Upon the sale or other taxable disposition of common shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference, if any, between (a) the U.S. dollar value of any cash received plus the fair market value of any property received, and (b) such U.S. Holder's adjusted tax basis in such common shares sold or otherwise disposed of. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, the common shares have been held for longer than one year.

Preferential tax rates currently apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

If the Company were to constitute a "passive foreign investment company" within the meaning of Section 1297(a) of the Code ("PFIC") for any year during a U.S. Holder's holding period, then certain potentially adverse rules would affect the U.S. federal income tax considerations applicable to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares. The Company believes that it was not a PFIC during its most recently completed tax year, and based on current business plans and financial expectations, the Company expects that it will not be a PFIC for the current tax year and expects that it will not be a PFIC for the foreseeable future. No opinion of legal counsel or ruling from the IRS concerning the Company's PFIC classification has been obtained or is currently planned to be requested. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurances that the Company has never been and will not become a PFIC for any tax year during which U.S. Holders hold common shares.

In any year in which the Company is classified as a PFIC, each U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

The Company generally will be a PFIC if, after the application of certain "look-through" rules with respect to subsidiaries in which the Company holds at least 25% of the value of such subsidiary, for a tax year in which (a) 75% or more of the Company's gross income for such tax year is passive income (the "PFIC income test") or (b) 50% or more of the value of the Company's assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the "PFIC asset test"). "Gross income" generally includes sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation's commodities are stock in trade or inventory, depreciable property used in its trade or business or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

If the Company was a PFIC in any tax year during which a U.S. Holder held common shares, such U.S. Holder generally would be subject to special rules with respect to "excess distributions" made by the Company on the common shares and with respect to gain from the disposition of common shares. An "excess distribution" generally is defined as the excess of distributions with respect to the common shares received by a U.S. Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder's holding period for the common shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the common shares ratably over its holding period for the common shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.

While there are U.S. federal income tax elections that sometimes can be made to alter these adverse tax consequences (including the "QEF Election" under Section 1295 of the Code and the "Mark-to-Market Election" under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner.

U.S. Holders should be aware that, for each tax year, if any, that the Company is classified as a PFIC, the Company can provide no assurances that it will satisfy the record keeping requirements of a "qualified electing fund", as defined in Section 1295 of the Code, or make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to the Company or any subsidiary that is also classified as a PFIC. Certain additional adverse rules may apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether the U.S. Holder makes a QEF Election. These rules include special rules that apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of common shares, and the availability of certain U.S. tax elections under the PFIC rules.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of common shares generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt or, if applicable, the date of settlement if the common shares are traded on an established securities market (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax considerations applicable to receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Dividends paid on the common shares will be treated as foreign-source income, and generally will be treated as "passive category income" or "general category income" for U.S. foreign tax credit purposes. Any gain or loss recognized on a sale or other taxable disposition of common shares generally will be U.S.-source gain or loss. Certain U.S. Holders that are eligible for the benefits of the Convention may elect to treat such gain or loss as Canadian source gain or loss for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. In addition, Treasury Regulations that apply to foreign taxes paid or accrued (the "Foreign Tax Credit Regulations") impose additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The Treasury Department has released guidance temporarily pausing the application of certain of the Foreign Tax Credit Regulations.

Subject to the PFIC rules and the Foreign Tax Credit Regulations, each as discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder's particular circumstances. Accordingly, each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Information Reporting and Backup Withholding

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity. U.S. Holders may be subject to these reporting requirements unless their common shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares will generally be subject to information reporting and backup withholding tax (currently at the rate of 24%) if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules generally will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes the required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.

ITEM 6. [Reserved]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Company Overview

i-80 Gold Corp. (the "Company" or "i-80 Gold") is a Nevada-focused growth-oriented gold and silver mining company engaged in the exploration and extraction of gold and silver. The Company is the fourth largest mineral resource holder in the state with a pipeline of three underground and two open pit projects strategically located in some of Nevada's most prolific gold-producing trends. The Company's wholly owned assets, which are at various stages of permitting, construction, technical studies, and development include the Granite Creek property, the Ruby Hill property, the Lone Tree property which hosts an autoclave processing plant which is expected to be refurbished ("Lone Tree Plant"), the Cove property and the FAD property.

The Company was incorporated on November 10, 2020, under the laws of the province of British Columbia, Canada. The Company's common shares are listed on the NYSE American under the trading symbol IAUX and on the TSX under the trading symbol IAU. The Company's head office is located in Reno, Nevada, United States ("US") and its principal executive office is located in Toronto, Ontario, Canada.

Reference to $ or USD is to US dollars, reference to C$ or CAD is to Canadian dollars.

Operational and Financial Highlights

		Three months ended December 31,		Year ended December 31,	
		2025	2024	2025	2024
Revenue	$000s	21,290	23,228	95,193	50,335
Gross profit (loss)	$000s	4,684	1,803	11,506	(15,723)
Net loss	$000s	(85,559)	(17,730)	(198,847)	(121,533)
Loss per share	$/share	(0.10)	(0.04)	(0.30)	(0.34)
Adjusted loss[1]	$000s	(37,779)	(24,995)	(122,920)	(111,221)
Adjusted loss per share[1]	$/share	(0.05)	(0.06)	(0.18)	(0.31)
Cash flow used in operating activities	$000s	(34,310)	(9,223)	(83,591)	(82,501)
Cash and cash equivalents	$000s	63,240	19,001	63,240	19,001
Drilling	meters	13,193	8,087	36,514	32,376
Gold produced	oz	5,674	6,359	31,930	26,264
Gold ounces sold[1]	oz	5,477	9,053	28,196	21,527
Average realized gold price[2]	$/oz	3,887	2,560	3,368	2,332

Three months ended December 31, 2025

- Revenue was $21.3 million which represented 5,477 ounces[1] at an average realized gold price[2] of $3,887 per ounce compared to $23.2 million represented by 9,053 ounces[1] at an average realized gold price[2] of $2,560 per ounce in the prior year period. The Company held a higher inventory balance at the end of the quarter due primarily to the timing of third-party processing. The stockpile balance was over 6,500 recovered ounces of gold which is expected to be processed during the first quarter of 2026.

- Gross profit increased to $4.7 million from $1.8 million in the prior year period due to higher gold prices. Granite Creek generated gross profit for the second half of 2025.

- Net loss increased to $85.6 million compared to $17.7 million in the prior year period due primarily to non-cash fair value revaluations on derivative financial instruments of $21.5 million driven by stronger metal prices and the Company's increased share price. Additionally, a non-cash write-down of $26.2 million related to Lone Tree Plant assets that were identified as obsolete following the completion of the related engineering study. Additionally, higher pre-development, evaluation and exploration expenses were incurred as the Company advances multiple projects within its development plan. Upon declaration of mineral reserves, certain pre-development, evaluation and exploration expenditures currently expensed, will be capitalized.

- Loss per share of $0.10 increased from $0.04 loss per share in the prior year period primarily due to higher net loss, partially offset by an increase in the number of outstanding common shares following the equity raise in May 2025.

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[1]Gold ounces sold include attributable gold from mineralized material sales at a payable factor of 59% in 2025 (2024 - 58%).

[2]This is a Non-GAAP Measure; please see "Non-GAAP Financial Performance Measures" section.

- Adjusted loss increased to $37.8 million compared to $25.0 million in the prior year period due to increased spending on pre-development, evaluation and exploration expenses.

- Cash used in operating activities of $34.3 million increased compared to $9.2 million in the prior year period as a result of increased pre-development, evaluation, and exploration expenses.

- Cash and cash equivalents were $63.2 million as at December 31, 2025, a decrease of $39.6 million compared to September 30, 2025, primarily due to cash used in pre-development, evaluation, and exploration expenses, capital expenditures on property, plant, and equipment primarily for the Lone Tree Plant study, the repayment of the Sprott Convertible Loan and a build up of finished good and stockpile at the end of the year.

- Completed approximately 13,000 meters of drilling. Activities included drilling at Granite Creek underground to enhance mineral resource definition and support a planned feasibility study, infill drilling at Archimedes underground to enhance mineral resource definition ahead of mining and geotechnical drilling at Cove underground to support the planned feasibility study.

- Completed the Lone Tree Plant engineering study ("Study") which confirmed plant design, processing capacity and scope of work, resulting in a capital cost estimate of $412 million, inclusive of contingency, owner's cost and first fills, plus $18 million in capital spares for a total of $430 million.

Year ended December 31, 2025

- Revenue increased to $95.2 million from $50.3 million in the prior year which represented 28,196 ounces[1] at an average realized gold price[2] of $3,368 per ounce, compared to gold sales of 21,527 ounces[1] at an average realized gold price[2] of $2,332 per ounce in the prior year as mining activity at Granite Creek increased.

- Achieved 2025 guidance with 31,930 ounces of consolidated gold output, an increase from the prior year as mining activities continued to ramp up at Granite Creek underground.

- Gross profit improved to $11.5 million from a gross loss of $15.7 million in the prior year due to increased revenue. Granite Creek generated gross profit for the second half of 2025.

- Net loss of $198.8 million compared to $121.5 million in the prior year was higher due to other expenses from non-cash fair value revaluation losses, a non-cash write-down, and higher pre-development, evaluation and exploration expenses as the Company advances multiple projects with in the development plan partially offset by higher gross profit.

- Adjusted loss increased to $122.9 million from $111.2 million in the prior year due to increased spending on pre-development, evaluation and exploration expense as the Company advanced multiple projects within its development plan, partially offset by higher gross profit.

- Loss per share of $0.30 decreased from loss per share of $0.34 in the comparative prior year due to an increase in outstanding common shares following the equity raise in May 2025, partially offset by higher net loss.

- Cash used in operating activities was $83.6 million and was comparable to $82.5 million in the prior year.

- Cash balance of $63.2 million as at December 31, 2025, increased by $44.2 million during the year, due to proceeds from the brokered and private placements and higher gross profit, partially offset by a principal repayment on the Gold Prepay and Silver Purchase Agreement along with the Sprott Convertible Loan.

- Completed approximately 37,000 meters of drilling across the portfolio, including mineral resource definition drilling at Granite Creek underground project to support a feasibility study, technical drilling at Mineral Point open pit, infill drilling at Archimedes underground to enhance resource definition ahead of mining, and resource definition and geotechnical drilling at Cove underground to support a planned feasibility study.

- Total Recordable Injury Frequency Rate improved to 0.62 compared to 1.27 in the prior year.

- Strengthened technical leadership with the appointment of a new Chief Operating Officer and added depth across core management roles in operations, technical services and permitting.

- Received all required permits and commenced construction for the upper level of the Archimedes underground project – the Company's second underground mine – marking a key milestone in Phase one of its development plan.

- Commenced early work activities for the Lone Tree Plant refurbishment under a limited notice-to-proceed, followed by the completion of the Study of the refurbishment design and the capital costs.

- Stabilized groundwater inflow at Granite Creek underground - the Company's first brownfield project to be redeveloped - through enhanced dewatering infrastructure and a predictive ground water model improving development and mining rates.

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[1]Gold ounces sold include attributable gold from mineralized material sales at a payable factor of 59% in 2025 (2024 - 58%).

[2]This is a Non-GAAP Measure; please see "Non-GAAP Financial Performance Measures" section.

Strategy Overview

i-80 Gold is executing a multi-asset development plan aimed at creating a mid-tier gold producer in Nevada. The near-term focus is on developing the Company's two high-grade underground mines and the refurbishment and commissioning of the Lone Tree Plant, which will serve as a central processing hub for underground refractory material from all three underground projects. Development of the Company's third underground mine as well as its two large, open pit oxide projects are expected to follow to support a long-term target of more than 600,000[1] ounces of annual gold output. All of the Company's properties are currently considered to be in the exploration stage as mineral reserves have yet to be defined.

In support of the three-phase development plan, the Company released Preliminary Economic Assessment prepared in accordance with NI 43-101 and the corresponding Initial Assessment prepared under S-K 1300 each published in the first quarter of 2025 and Initial Assessments ("PEA") in the first quarter of 2025 for all five core gold projects. These PEAs outlined a clear and achievable path to production and cash flow growth. Permitting, technical studies, development work and ramp up are actively being advanced across portfolio of core projects, as well as the Lone Tree Plant, in support of upcoming feasibility studies.

Phase one of the development plan includes the current ramp up at i-80 Gold's first underground mine, Granite Creek, as well as commencing extraction at Archimedes, the second planned underground mine. A key milestone in this phase is the refurbishment and commissioning of the Lone Tree Plant to unlock the full value of the Company's underground mines. Once commissioned, the Lone Tree Plant will enable processing of underground mineralized material to shift from third-party toll-milling to owner-operated processing in 2028. Average annual gold output is expected to increase to a range of between 150,000 to 200,000 ounces of gold in Phase one beginning in 2028[1].

Phase two of the development plan focuses on bringing two additional projects into operation: Cove, the third planned underground mine, and Granite Creek open pit. Mineralized material from Cove is expected to be processed at the Lone Tree Plant beginning in 2029. With four producing assets, average annual gold output is expected to increase to a range of between 300,000 to 400,000 ounces of gold in 2030[1], representing a significant step in i-80 Gold's transition to a mid-tier producer.

Phase three is anchored by the Mineral Point open pit project, which is expected to become the Company's largest producing asset and projected to help the Company achieve its target of an average annual gold output beyond 600,000 ounces in the early 2030s[1]. The recent financing package provides flexibility to accelerate the feasibility study and permitting work for the Mineral Point open pit project. With several feasibility studies currently in progress, we continue to identify opportunities to optimize the development schedule for Phases two and three.

Recapitalization Plan

In 2025, the Company initiated a comprehensive recapitalization plan to strengthen its balance sheet and secure funding to execute on its three-phased development plan spanning six assets. During the year, the Company executed several financial initiatives in support of its recapitalization efforts.

During the first quarter, the Company entered into agreements to defer the December 2024 Orion Gold Prepay Agreement and January 2025 Silver Purchase Agreement deliveries, which were settled on April 2, 2025, by entering into a New Gold Prepay and Silver Purchase Agreement with National Bank with deliveries of 6,864 ounces of gold and 345,549 ounces of silver due by September 30, 2025. The arrangement with National Bank was settled in May 2025 for $32.3 million with proceeds from the equity raise in the second quarter.

During the second quarter, the Company closed a bought deal public offering of 345.8 million units at a price of $0.50 per unit for aggregate gross proceeds of $172.9 million. In addition to the offering, the Company closed a concurrent private placement of 25.2 million units of the Company at a price of $0.50 per unit for aggregate gross proceeds of $12.6 million and net proceeds of $12.5 million. Each unit was comprised of one common share and one-half of one common share purchase warrant. Each warrant entitles the holder to purchase one common share at a price of $0.70 until November 16, 2027. If fully exercised, the warrants could provide the Company with up to approximately $130 million in additional proceeds.

Subsequent to year-end, the Company announced on February 12, 2026 that it secured commitments for a financing package (the "Financing Package") of up to $500 million, comprised of a royalty sale for $250 million and a gold pre-payment facility for up to $250 million. The Financing Package marked a significant milestone in achieving the Company's recapitalization plans. The proceeds of the Financing Package will be used to advance the Company's five gold projects through various stages of development, refurbish the Lone Tree Plant, and fund resource expansion and infill drilling, as well as for working capital purposes.

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[1]Consolidated gold output estimates and average annual gold output targets are based on the most recent LOM output schedules disclosed in the latest technical studies filed for each respective project and related property: Granite Creek underground project, Archimedes underground project, Cove underground project, Granite Creek open pit project, and Mineral Point open pit project. These anticipated output figures are preliminary in nature and are based on mineral resources, which do not have demonstrated economic viability, and are not mineral reserves. In addition, each of the foregoing technical reports are preliminary economic assessments/initial assessments that are preliminary in nature and each include an economic analysis that is based, in part, on inferred mineral resources. Inferred mineral resources are considered too speculative geologically to have for the application of economic considerations applied to them that would enable them to be categorized as mineral reserves. As such, there is no certainty that the output targets will be realized. The anticipated output targets are also pending the refurbishment and commissioning of the Lone Tree Plant. The output targets presented herein are Company goals and not a projection of results and should not be taken as output guidance. All of the Company's projects are considered exploration stage projects under S-K 1300 because the Company has not determined mineral reserves at any of its properties pursuant to S-K 1300. With respect to Granite Creek underground and Archimedes underground, located on the Ruby Hill property, the Company has started extraction activities without determining mineral reserves. The following technical reports for each project and related property have been prepared in accordance with NI 43-101: Preliminary Economic Assessment Technical Report for the Cove Project, Lander County, Nevada (March 31, 2025); Preliminary Economic Assessment Technical Report for the Granite Creek Mine Project, Humboldt County, Nevada, USA (March 31, 2025); and Preliminary Economic Assessment NI 43-101 Technical Report for the Ruby Hill Project, Eureka Country, Nevada, USA (March 31, 2025). Corresponding technical reports prepared in accordance with S-K 1300 are as follows: Initial Assessment & Technical Report Summary for the Cove Project, Lander County, Nevada (March 26, 2025); Initial Assessment of the Granite Creek Mine, Humboldt County, NV (March 26, 2025); and Initial Assessment of the Ruby Hill Project, Eureka County NV (March 29, 2025).

The proceeds of the Financing Package, combined with the previously disclosed equity offerings above, completed by the Company in the second quarter of 2025 (the "Equity Offerings"), represent over $800[1] million in funding to support i-80 Gold's objective of creating a mid-tier gold producer in Nevada. The final steps to complete the recapitalization plan targeting an overall amount of $900 million to $1 billion, include the Company's plan to The Company has issued a notice of redemption of its existing convertible debentures as part of the recapitalization plan to provide the required security under the Financing Package. The Company is also contemplating the potential sale of a non-core asset and the issuance of debt or equity, or a combination thereof, to complete the recapitalization plan. This is expected to fully fund Phase one and Phase two of the development plan[2,3], which is expected to increase annual production to approximately 300,000 – 400,000 ounces of gold[1] from less than 50,000 ounces currently, driven by the Company's three underground mines and one oxide open pit operation.

Outlook

The Company achieved its 2025 guidance of 30,000 to 40,000 ounces, reporting 31,930 ounces of gold output, despite gold production being impacted by the timing of third-party processing. Granite Creek underground contributed 22,977 ounces within its expected range of between 20,000 to 30,000 ounces[1]. The Company's two residual heap leach operations contributed 8,953 ounces of gold compared to the approximately 10,000 ounces expected in 2025. Had timing of processing by the Company's third-party processor been in line with plan, production for the year would have been at the higher end of the guidance range, given as at the end of December 2025, over 6,500 recovered ounces of gold were stockpiled at the third-party processing facility.

In 2025, the Company met its expected growth expenditures of between $40 million to $50 million that is primarily recognized in pre-development, evaluation and exploration expenditures.

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[1] The proceeds of the financing package of up to $500 million announced by press release on February 12, 2026 (the "Financing Package") will be used to retire all of the Company's existing debt obligations, including approximately $95 million to settle the Gold Prepay Agreement and the Convertible Loan with Orion Resource Partners (across various funds) with the exception of a Silver Purchase and Sale Agreement held by Orion Mine Finance Fund III (HG) Ltd. Additionally, Convertible Debentures amounting to approximately $86 million will be retired from the proceeds of the Financing Package. Convertible Debenture holders have the right to elect to convert accrued interest into i-80 Gold common shares.

[2] Consolidated gold output estimates and average annual gold output targets are based on the most recent LOM output schedules disclosed in the latest technical studies filed for each respective project and related property: Granite Creek underground project, Archimedes underground project, Cove underground project, Granite Creek open pit project, and Mineral Point open pit project. These anticipated output figures are preliminary in nature and are based on mineral resources, which do not have demonstrated economic viability, and are not mineral reserves. In addition, each of the foregoing technical reports are preliminary economic assessments/initial assessments that are preliminary in nature and each include an economic analysis that is based, in part, on inferred mineral resources. Inferred mineral resources are considered too speculative geologically to have for the application of economic considerations applied to them that would enable them to be categorized as mineral reserves. As such, there is no certainty that the output targets will be realized. The anticipated output targets are also pending the refurbishment and commissioning of the Lone Tree Plant. The output targets presented herein are Company goals and not a projection of results and should not be taken as output guidance. All of the Company's projects are considered exploration stage projects under S-K 1300 because the Company has not determined mineral reserves at any of its properties pursuant to S-K 1300. With respect to Granite Creek underground and Archimedes underground, located on the Ruby Hill property, the Company has started extraction activities without determining mineral reserves. The following technical reports for each project and related property have been prepared in accordance with NI 43-101: Preliminary Economic Assessment Technical Report for the Cove Project, Lander County, Nevada (March 31, 2025); Preliminary Economic Assessment Technical Report for the Granite Creek Mine Project, Humboldt County, Nevada, USA (March 31, 2025); and Preliminary Economic Assessment NI 43-101 Technical Report for the Ruby Hill Project, Eureka Country, Nevada, USA (March 31, 2025). Corresponding technical reports prepared in accordance with S-K 1300 are as follows: Initial Assessment & Technical Report Summary for the Cove Project, Lander County, Nevada (March 26, 2025); Initial Assessment of the Granite Creek Mine, Humboldt County, NV (March 26, 2025); and Initial Assessment of the Ruby Hill Project, Eureka County NV (March 29, 2025).

[3] Based on LOM gold output and capital costs outlined in the most recent LOM schedules disclosed in the latest technical studies filed for each respective project and related property: the Lone Tree Facility, Granite Creek underground, Archimedes underground, Cove underground and Granite Creek open pit when using a gold price assumption of $3,600/oz for the purposes of anticipated cash flow from operations. While the economics of the latest technical studies were completed at $2,175/oz with gold price sensitivities of up to $3,000/oz, a gold price assumption of $3,600/oz is in line with current long term consensus prices.

2026 Outlook

The Company's 2026 production, operating and pre-development evaluation and exploration cost guidance is summarized below:

		2026 Guidance
Production		
Granite Creek underground	**oz**	30,000 - 40,000
Archimedes underground and residual heap leach	**oz**	10,000
Operating costs		
Granite Creek underground	**$M**	$110 - $120
Archimedes underground	**$M**	$25 - $30
Sustaining capital	**$M**	$6 - $8
Growth capital		
Lone Tree Plant	**$M**	$140 - $160
Granite Creek underground - water treatment	**$M**	$10 - $15
Pre-development expense		
Granite Creek underground - mine development[(a)]	**$M**	$20 - $25
Archimedes underground - mine development	**$M**	$30 - $35
Evaluation and exploration expense		
Resource expansion and infill drilling:		
Granite Creek underground	**$M**	$10
Archimedes underground	**$M**	$25 - $30
Mineral Point open pit	**$M**	$45 - $50
Permitting and technical	**$M**	$20 - $30

[(a)]Granite Creek mine development costs will be capitalized upon declaration of reserves, assuming reserves will be declared in the feasibility study, which is expected in the second quarter of 2026.

At Granite Creek, guidance is largely in line with the PEA published in the first quarter of 2025, with some exceptions. As previously disclosed, the impact of underground water was not reflected in the PEA, resulting in (i) higher waste development rates required to catch up on development, (ii) additional capital required for dewatering infrastructure, (iii) lower grades processed in 2026 due to the delay in accessing the higher grade South Pacific Zone. Additionally, relative to the PEA, both recoveries and processing costs are higher due to the toll milling agreement entered into subsequent to the release of the PEA. Material mined is approximately 20% higher than the PEA, while mining, G&A and development and sustaining costs are in line. Step out and infill drilling budgets have been increased relative to the PEA due to the success of the 2025 program.

At Archimedes, tonnes and mined grade, and development costs are largely in line with the PEA. The exception is processing costs related to the new toll milling agreement entered into following the release of the PEA. Costs related to the Archimedes feasibility study have been brought forward to 2026 versus 2028 in the PEA. This includes infill drilling costs with an additional $10 million for an exploration drift and the cost of drilling longer holes.

Costs associated with pre-development activities at Mineral Point have been brought forward to 2026 from 2028. Resource expansion and infill drilling along with technical and early permitting activities are expected to total between $45 to $50 million and be funded through the portion of the proceeds from the Franco-Nevada Corporation royalty allocated to Mineral Point.

Other technical work, permitting activities, and holding costs are largely in line with estimates published in the respective PEAs.

This outlook, including expected results and targets, is subject to various risks, uncertainties and assumptions, which may impact future performance and the Company's ability to achieve the results and targets discussed in this section. Please refer to "Forward-Looking Information" section. The Company may, but is under no obligation to, update this outlook depending on changes in metal prices and other factors.

Financing Overview

In support of the recapitalization strategy, the Company secured the following financing commitments:

Franco-Nevada Royalty

On February 12, 2026, the Company announced that it entered into a commitment letter with Franco-Nevada for $250 million in financing in exchange for a 1.5% LOM net smelter return royalty, stepping up to a 3.0% LOM net smelter return royalty on January 1, 2031 (the "Royalty

Financing"). The Royalty Financing is subject to customary closing conditions and is anticipated to be completed on or about March 17, 2026. The royalty payable to Franco-Nevada pursuant to the Royalty Financing would apply to production from all mineral properties in the portfolio, including Granite Creek, Cove, the Ruby Hill Complex and Lone Tree.

Upon closing of the Financing Package, $225 million of the Royalty Financing will be made available to the Company, of which $25 million is required to be allocated to the advancement of technical and permitting work for Mineral Point in 2026. An additional $25 million of the Royalty Financing is also expected to be made available in 2026 to further advance Mineral Point, following the expenditure of the initial disbursement toward the project. In total, the Financing Package allows the Company to allocate $50 million to advance exploration, technical work and permitting activities at Mineral Point in 2026.

Gold Prepayment Facility

On February 12, 2026, the Company announced it had secured commitments for a Gold Prepayment facility with National Bank and Macquarie, for an initial advance of $150 million at closing, with a $100 million accordion feature. Upon closing, the Company will have access to $150 million[1], with the obligation to deliver 39,978 ounces of gold over a 30-month period beginning in January 2028. The accordion feature provides access to an additional $100 million for a 24-month period upon closing of the facility, subject to customary conditions and lender approval. The Company anticipates executing the accordion feature in the first half of 2027, at which point the number of additional gold ounces to be delivered will be determined. The Company expects the total ounces to be delivered for the full $250 million facility to represent approximately 15% of total gold output over the projected period of January 2028 to June 2030. Closing of the facility is subject to customary closing conditions, including but not limited to, inter-creditor arrangements and is anticipated to be completed by the end of the first quarter of 2026.

Further, i-80 Gold selected the facility with National Bank and Macquarie with a goal of transitioning the Gold Prepay into a corporate revolver following the completion of Phase one to fund the development of Mineral Point.

Year ended December 31, 2025

Orion Convertible Loan

On January 15, 2025, the Company completed the amendment and restatement of its convertible credit agreement with an affiliate of Orion Mine Finance ("Orion Convertible Loan"). The conditions relating to the deferral of certain gold and silver deliveries at the end of 2024 (collectively, the "Waiver Agreements").

Further to the Orion Convertible Loan, Orion and i-80 Gold extended the maturity date by six months from December 13, 2025, to June 30, 2026, and certain security was put in place to secure the Company's obligations thereunder. Additional security against the Company's Ruby Hill and Granite Creek projects was put in place on March 31, 2025. In connection with the extension of the Orion Convertible Loan, the Company issued five million common share purchase warrants to Orion with an exercise price of C$1.01 and an expiry date of January 15, 2029 (the "2025 Orion Warrants").

In addition, in February 2025, i-80 Gold and Orion entered into an offtake agreement (the "Orion Offtake Agreement"). The Orion Offtake Agreement has similar terms to the Company's existing offtake agreement and commences once the current offtake agreement expires at the end of December 2028.

Prospectus Offering of Common Shares

On January 31, 2025, the Company closed a prospectus offering of 28.2 million common shares of the Company at a price of C$0.80 per share for aggregate gross proceeds of the Company of approximately $15.6 million (C$22.6 million).

On February 28, 2025, in connection with the prospectus offering, the Company closed a private placement of an aggregate of 1.0 million common shares to certain directors and officers of the Company at a price of C$0.80 per share for gross proceeds of approximately $0.6 million (C$0.8 million).

Convertible Debentures

On February 28, 2025, the Company entered into a supplemental indenture to effect certain amendments to its convertible debenture indenture dated February 22, 2023 (the "Indenture"). The amendments provided:

• the conversion price applicable to the debenture holder's right to elect to convert outstanding and accrued interest on the convertible debentures is equal to the volume weighted average price of i-80 Gold's common shares on the TSX during the five trading days immediately preceding the date of the debenture holder's election notice, less a discount of 15%, converted into US dollars at the Bank of Canada rate on such date;

• the conversion price applicable to the Company's right to elect to convert outstanding and accrued interest on the convertible debentures is equal to the greater of (x) 85% of the average closing price of the i-80 Gold common shares as measured in US dollars on the NYSE during the 10 business days immediately preceding the date of the Company's election notice, and (y) the volume weighted average price of i-80 Gold common shares on TSX during the five trading days immediately preceding the date of the Company's election notice, less a discount of 15%, converted into US dollars at the Bank of Canada rate on such date;

---

[1]Under the terms of the Gold Prepay the drawdown would require a fully funded base case model following the completion of the recapitalization plan.

- that the Company's right to grant security against the Cove project would rank subordinate to the security granted to the debenture holders; and

- the Company with a redemption right in respect of all of the outstanding convertible debentures which allows the Company to redeem, in its sole discretion, all of the outstanding convertible debentures for cash at a 104% premium of the outstanding principal and the accrued interest up to the redemption date.

At-the-Market Equity Program

During the first quarter of 2025, the Company issued 4.3 million common shares under the at-the-market equity program ("ATM program") for total gross proceeds of $2.5 million. From the inception of the ATM program until its expiration on March 31, 2025, the Company issued a total of 26.7 million common shares for total gross proceeds of $25.1 million.

New Gold Prepay and Silver Purchase Agreement

On March 31, 2025 the Company entered into a New Gold Prepay and Silver Purchase Agreement ("New Gold Prepay and Silver Purchase agreement") with National Bank of Canada ("National Bank") under which National Bank purchased approximately 6,864 ounces of gold and 345,549 ounces of silver from the Company for delivery to National Bank by September 30, 2025 or earlier, upon an infusion of capital in line with the recapitalization plan. The proceeds of this prepay arrangement were used to satisfy the March 31, 2025 gold and silver deliveries due to an affiliate of Orion Mine Finance under its respective Gold Prepay Agreement and Silver Purchase Agreement. The New Gold Prepay and Silver Purchase Agreement was fully repaid during May 2025.

Completed PEAs for Five Gold Projects

During the first quarter of 2025, the Company filed updated PEAs for its five gold projects within its development plan. The PEAs demonstrate the significant value of the Company's portfolio and support an updated mineral resource estimate and new development plan. Technical reports for each material project were filed in accordance with Subpart 1300 of Regulation S-K ("S-K 1300) and Item 601 of Regulation S-K in the United States and in accordance with National Instrument 43-101 - *Standards for Disclosure of Mineral Projects* ("NI 43-101") in Canada.

Third-party Processing Agreements

In March 2025, the Company finalized third-party processing agreements in respect of toll milling for refractory material as well as ore sales for oxide material. The agreements remain in effect through to December 31, 2027. The Company is targeting to have the anticipated refurbishment of its Lone Tree Plant complete by December 31, 2027, to allow for all material from the Company's three planned underground mines to be processed through the autoclave at the Lone Tree Plant.

Working Capital Facility

On April 29, 2025, the Company finalized an amended and restated master purchase and sale agreement with Auramet International, Inc. with a term of 18 months, which serves as a working capital facility (the "Auramet Agreement"). Under the Auramet Agreement, the Company may receive up to $12.0 million in prepayments for gold contained in mineralized material. During the year ended December 31, 2025, the Company delivered 6,100 ounces of gold, under the agreement, with total revenue of $20.4 million. As of December 31, 2025, no amounts were outstanding.

Bought Deal Offering and Private Placement

On May 16, 2025, the Company closed a bought deal public offering of 345.8 million units of the Company at a price of $0.50 per unit for aggregate gross proceeds of $172.9 million and net proceeds of $162.5 million. In addition to the offering, the Company closed a concurrent private placement of 25.2 million units to certain directors and officers and current shareholders of the of the Company at a price of $0.50 per unit for aggregate gross proceeds of $12.6 million. Each unit was comprised of one common share and one-half of one common share purchase warrant. Each warrant entitles the holder to purchase one common share at a price of $0.70 until November 16, 2027.

During the year ended December 31, 2025, the Company recorded the exercise of 11.5 million warrants at an exercise price of $0.70 per share, resulting in the issuance of 11.5 million shares of common shares and cash proceeds of $8.1 million.

DISCUSSION OF OPERATIONAL RESULTS

The Company owns and operates four past producing gold properties in Nevada, one of the largest gold producing regions in the world. The Company continued to advance its exploration stage gold properties following successful exploration programs.

Granite Creek Property

The Granite Creek property includes the Granite Creek underground project, a fully permitted, constructed and operating mine and the Granite Creek open pit oxide deposit adjacent to the underground project, currently in early-stage permitting and technical work. Granite Creek underground is the Company's first brownfield project to be redeveloped and is currently ramping up towards steady-state gold output.

Gold was initially discovered at Granite Creek in the mid to late 1930's and includes the former Pinson mine. Approximately one million ounces have been produced from the property since that time. The Granite Creek property is comprised of several land parcels which now encompass approximately 4,480 acres, located in the Potosi mining district, approximately 27 miles northeast of Winnemucca, within Humboldt County, Nevada. The seven-square miles of land contain all areas of past gold production and the area of mineral resources (underground and open pit).

Granite Creek Property		Three months ended December 31,		Year ended December 31,	
Operational Statistics		2025	2024	2025	2024
Oxide mineralized material mined	tonnes	15,490	21,369	70,183	62,789
Sulfide mineralized material mined	tonnes	25,777	8,148	71,704	27,338
Total oxide and sulfide mineralized material mined	tonnes	41,267	29,517	141,887	90,127
Oxide mineralized material mined grade	g/t	11.19	13.02	11.19	11.60
Sulfide mineralized material mined grade	g/t	9.01	9.77	9.08	8.21
Low-grade mineralized material mined[1]	tonnes	19,164	29,305	73,471	72,111
Low-grade mineralized material grade[1]	g/t	3.05	3.08	2.94	3.03
Waste mined	tonnes	33,808	65,668	140,014	164,010
Total material mined	tonnes	94,239	124,489	355,372	326,248
Processed mineralized material - sulfide	tonnes	4,044	30,911	46,789	35,613
Processed mineralized material - leach	tonnes	19,992	45,683	87,254	80,156
Total processed mineralized material	tonnes	24,036	76,594	134,043	115,769
Gold produced[2]	oz	3,605	4,027	22,977	16,382
Gold sold[2]	oz	5,226	5,583	21,637	10,961
Underground mine development (pre-development)	meters	329	211	1,088	1,147
Drilling	meters	8,315	—	18,985	7,136
Financial Statistics		2025	2024	2025	2024
Mining cost (total mineralized material and waste)	$/t	150	99	156	126
Processing cost (processed mineralized material)	$/t	95	31	136	33
Site general and administrative ("G&A") (total mineralized material mined[3])	$/t	26	21	30	33
Royalties	$000s	1,511	593	4,653	2,507
Capital expenditure[4]	$000s	2,496	60	5,045	1,138
Pre-development, evaluation and exploration expenses	$000s	15,443	5,491	38,026	24,428

[1]Low-grade mineralized material extracted as part of the mining process that is below cut-off grade but incrementally economic.
[2]Gold ounces sold include attributable gold from mineralized material sales at a payable factor of 59% in 2025 (2024 - 58%).
[3]Total mineralized material mined consists of sulfide, oxide, and low-grade mineralized material.
[4]Capital expenditure based on accrual basis.

Granite Creek Underground

Mineralized material mined at Granite Creek underground is processed as follows: (i) sulfide mineralized material is processed at a third-party processing facility and subject to a toll milling agreement entered into in March 2025, (ii) high-grade oxide mineralized material subject to an ore sales agreement, and (iii) low-grade oxide material is placed on a segregated section of the Company's Lone Tree heap leach facility.

Mining activities for the current quarter and year ended December 31, 2025 exceeded the comparative prior-year periods. The outperformance was due to increased access to mineralized material from ongoing stope development, adjustments to mine sequencing, improving ground conditions and the delineation of additional high-grade areas through short-term drilling that were not included in the original resource model. Water inflows remained stable during the quarter and the upgraded pumping system continued to perform as expected. The construction of the water treatment plant is on track for completion near the end of the second quarter of 2026. The water treatment plant is designed to increase the capacity for surface water treatment and improve the management of water quality in preparation for ultimate discharge, supporting the Company's long-term groundwater management objectives and future operating stability.

The Company continues to encounter elevated levels of oxide mineralized material compared to levels anticipated in the March 2025 PEA at Granite Creek. The lower-grade oxide mineralized material continues to be suitable for processing via heap leach at the Company's Lone Tree heap leach facility.

During the year ended December 31, 2025, the Company's stockpile of sulfide mineralized material, which is processed under a third-party toll milling agreement, reached higher than expected levels due to delays at the third-party processing facility. As at December 31, 2025, the sulfide mineralized material stockpile of over 6,500 recovered ounces of gold is expected to be processed during the first quarter of 2026.

Pre-development, evaluation, and exploration expenses were $15.4 million for the three months ended December 31, 2025 and $38.0 million for the year ended December 31, 2025, which were primarily related to underground mine development and infill drilling to upgrade mineral resources.

Infill drilling of the South Pacific Zone was initiated in June 2025 and concluded at the end of the year. These infill drilling results successfully support the geological model, confirming the continuity and high-grade nature of the deposit. The overall program included 16,000 meters drilled over 46 holes, including six additional infill holes to test and confirm continuity of mineralization. Additionally, results from seven step-out holes reinforced the Company's belief in the potential to expand mineralization in the South Pacific Zone which could ultimately expand the Project's mine life. Assay results demonstrated robust high-grade mineralization throughout the South Pacific Zone and suggest the potential to continue to expand the South Pacific Zone to the north and at depth. Results from this drill program can be found in the most recent news release dated January 20, 2026 titled, "i-80 Gold Reports New High-grade Assay Results Reinforcing Resource Expansion Potential at Granite Creek Underground Project".

This program was primarily focused on infill drilling to support the conversion of mineral resources from the inferred resource category to the indicated category to form the basis for the upcoming feasibility study and mine plan for Granite Creek underground. Results from the 2025 drill program will be combined with infill drilling data from 2023 and 2024 to produce an updated mineral resource estimate using three years of additional data and to evaluate potential production and productivity improvements as the water management improves with additional lateral extent of the mineralized zone and improved ground conditions with depth. The feasibility study is planned for completion in the second quarter of 2026.

The Company is encouraged by the operating and technical improvements at Granite Creek and continues to believe this project represents significant future value. Exploration drilling is planned in 2026 to test high potential targets and additional drilling to further delineate resources.

Granite Creek Open Pit

Following the release of the Granite Creek open pit PEA, technical work has been underway to advance the project toward either a pre-feasibility or a feasibility level study. Simultaneously, technical trade off analyses are being conducted to optimize the project economics. Geotechnical and metallurgical drilling locations have been identified, and a study schedule is under management review. Geotechnical drilling in support of the selection of facility site locations was deferred in 2025 due to ongoing operating permit updates for the underground, pushing the start of drilling for the open pit project into 2026, and resulting in a timeline that is under review to optimize the future growth plan.

Permitting activities for the open pit expansion progressed as planned, with initial biological baseline field studies completed in the period ending December 2025. Based on preliminary assessments of potential environmental impacts, the project may require preparation of an Environmental Impact Statement ("EIS") under the Bureau of Land Management ("BLM") process. Early-stage permitting activities will continue in 2026 followed by commencement of baseline field studies in 2027 to support the National Environmental Policy Act ("NEPA") permitting process.

Ruby Hill Property

The Ruby Hill property includes the Archimedes underground project, the Company's second planned underground mine for which construction began during the third quarter, and the Mineral Point open pit which is a large oxide gold and silver deposit with the potential to become the Company's largest gold producing asset.

During the 1990's, an ore body was discovered, which became the Archimedes open pit. Later discoveries included the Ruby Deeps Carlin-style sulfide mineralized deposit with the most recent discovery of the Hilltop zone. The Ruby Hill property is located within the Battle Mountain-Eureka trend, a northwest-trending geological belt located in north-central Nevada. The property contains gold, silver and base metal mineralization and exploration targets within the Archimedes underground project and Mineral Point open pit project. Processing infrastructure at Ruby Hill includes a primary crushing plant, grinding mill, leach pad, and carbon-in-column circuit, as well as associated mining infrastructure. Some of the existing facilities are expected to be utilized for Mineral Point, however new crushing, a Merrill Crowe plant and heap leach facilities will be required.

During the first quarter of 2025, the Company finalized a PEA for the Ruby Hill property covering both the Archimedes underground and Mineral Point open pit.

Ruby Hill Property		Three months ended December 31,		Year ended December 31,	
Operational Statistics		**2025**	**2024**	**2025**	**2024**
Gold produced	**oz**	**546**	863	**2,526**	3,673
Gold sold	**oz**	**251**	1,611	**2,098**	3,618
Underground mine development (pre-development)	**meters**	**584**	—	**682**	—
Drilling	**meters**	**3,017**	—	**8,548**	1,229
Financial Statistics		**2025**	**2024**	**2025**	**2024**
Processing cost (produced oz)	**$/oz**	**2,247**	721	**1,838**	1,245
Site G&A (produced oz)	**$/oz**	**485**	477	**963**	847
Royalties	**$000s**	**30**	126	**207**	252
Capital expenditure[1]	**$000s**	**581**	289	**2,314**	407
Pre-development, evaluation and exploration expenses	**$000s**	**8,877**	691	**18,406**	1,796

[1]Capital expenditure based on accrual basis.

At Archimedes underground, permitting for mining above the 5100-foot level is complete. Construction has progressed above expectations and approximately 682 meters of development has been completed during the year. Infill delineation drilling of the 426 zone of upper Archimedes commenced in the fourth quarter and initiation of infill drilling in the Ruby Deeps zone of lower Archimedes is expected to commence in the second quarter of 2026, which will form the basis of a feasibility study expected in the first quarter of 2027, approximately 12 months earlier than indicated in the PEA. Predictive groundwater models for Archimedes underground have started with construction of an additional dewatering well in the first quarter of 2026. Permitting activities below the 5100-foot elevation are underway with an estimated completion by mid-2027, while reviewing opportunities to expedite the timeline.

The timeframe for first gold mined is in the second half of 2026. The Company continues to leach the historic leach pads on the property recovering minor amounts of gold.

At Mineral Point open pit, the drill program that commenced in the second quarter of 2025 continued with two surface core drill rigs and completed 5,532 meters of surface core drilling during the year ended December 31, 2025. This drill program was designed to support geotechnical, metallurgical and hydrogeology studies for baseline data to advance permitting and engineering work. Mineral Point currently hosts the Company's largest gold and silver mineral resources. Due to the economic potential at Mineral Point, the Company is accelerating infill drilling and technical work to support pre-feasibility and feasibility studies. The proposed royalty financing comprising part of the Financing Package committed subsequent to December 31, 2025 contemplates $50 million available to advance these projects in 2026.

Capital expenditures for the year ended December 31, 2025, were primarily from the construction of a maintenance shop related to the Archimedes underground access portal and purchases of light equipment.

Pre-development, evaluation and exploration expenditures were $8.9 million and $18.4 million for the three and twelve months ended December 31, 2025, primarily due to increased spending at the Archimedes underground project. The higher expenditure is driven by a decline advance rate that exceeded expectations, resulting in accelerated development activity and the construction of surface infrastructure.

For the residual leaching process, management is focused on improving solution management and optimizing cyanide application rates with the objective of increasing production from the historic leach pad during the first quarter of 2026.

Cove Project

Cove is an advanced stage exploration project and is expected to be the Company's third underground mine. It covers 30,923 acres and is located 32 miles south of the town of Battle Mountain, in the Fish Creek Mountains of Lander County, Nevada, and lies within the McCoy Mining District. Modern exploration for copper and gold in the McCoy Mining District started in the 1960s. The Cove property is, for the most part, on land controlled by the U.S. Department of Interior, BLM and patented mining claims and consists of 100%-owned unpatented claims and twelve leased patented claims.

NEPA permitting activities are underway with the BLM at Cove in anticipation of an EIS. i-80 Gold is actively advancing major permit applications with the goal of aligning regulatory approvals with planned development timelines.

Cove Project		Three months ended December 31,		Year ended December 31,	
Operational Statistics		**2025**	**2024**	**2025**	**2024**
Drilling	**meters**	**1,861**	8,087	**8,981**	24,011
Financial Statistics		**2025**	**2024**	**2025**	**2024**
Pre-development, evaluation and exploration expenses	**$000s**	**3,023**	3,298	**9,438**	11,985

Over the last two years, the Company completed approximately 32,992 meters of infill drilling at Cove. Drilling was conducted across the Gap and Helen zones on approximately 30-meter spacing. The result of this work advanced management's understanding of the Cove project by providing a more robust geological model, a greater understanding of the gold mineralization including continuity and grade, and increased confidence in future mineral resource delineation reinforcing the potential for a high-grade underground operation. Collectively, the program has strengthened the technical foundation required for the transition from the current PEA work towards completing a feasibility study, which is planned for completion in the second quarter of 2026 and which will replace the Cove PEA filed in March 2025.

Lone Tree Plant

The Lone Tree property is a historic producing mine that ceased mining operations in 2006 and is located within the Battle Mountain-Eureka Trend, midway between the Company's Granite Creek property and Cove underground project. The Lone Tree open pit is not currently included in the new development plan. The Lone Tree Plant is currently non-operational and a construction decision on its refurbishment was made by the Board of Directors subsequent to year-end. I-80 Gold is one of two gold companies in Nevada with an autoclave processing plant. The other being owned by Nevada Gold Mines Inc., a joint venture between Barrick Mining and Newmont Gold Corporation.

The Lone Tree Plant is envisioned to process material from the Company's three underground mines, Granite Creek, Archimedes, and Cove, to establish a regional hub-and-spoke mining and processing model. Upon refurbishment and commissioning as planned, the Lone Tree Plant will allow the Company to transition from toll milling to owner-operated processing. This shift is expected to materially increase operating margins and enhance free cash flow generation.

During the fourth quarter, a Study was completed for the Lone Tree Plant refurbishment. The Study updates an internal feasibility study completed in 2023 to incorporate design optimizations, value engineering initiatives, a filtered tailings system, and updated cost estimates to support an improved execution strategy. A positive construction decision was made in the first quarter of 2026 with the recapitalization. Plant commissioning is anticipated at the end of 2027.

The Lone Tree Plant is expected to operate at a nameplate capacity of 2,268 tonnes per day or 827,806 tonnes per annum, consistent with historic production rates. The processing circuit will incorporate an integrated pressure oxidation ("POX") and carbon-in-leach ("CIL") circuits capable of processing both refractory (sulfide) and non-refractory (oxide) mineralized material. The scope of work includes a combination of improved design components and the replacement of some existing infrastructure aimed at modernizing the Lone Tree Plant to improve process efficiency and operating flexibility, and to meet new environmental compliance standards, including the upgrade of the existing autoclave to a modern pressure oxidation circuit.

The refurbishment has a capital cost estimate of $412 million, inclusive of contingency, owner's costs, and first fills, plus $18 million in capital spares for a total of $430 million. The estimate is higher than the anticipated amount of approximately $400 million, largely due to increased costs associated with inflation and engineering design details, and additional redundancy by expanding the capacity of the filtered tailings system.

In August 2025, the Board of Directors approved a limited notice to proceed with detailed engineering to allow for the procurement of long-lead equipment and the details required for updating operating permits. The Lone Tree Plant is permitted for the existing operational components in use. The approval of new and revised permit applications pertaining to air quality, water pollution control, mercury abatement, and reclamation management programs for the new design remain outstanding. The Company is targeting submittal of the necessary applications for the primary environmental permits in the first quarter of 2026. Various construction activities are expected to commence upon the approval of the associated permits.

Lone Tree		Three months ended December 31,		Year ended December 31,	
Operational Statistics		**2025**	**2024**	**2025**	**2024**
Gold produced	oz	**1,523**	1,469	**6,427**	6,209
Gold sold	oz	**—**	1,859	**4,461**	6,948
Financial Statistics		**2025**	**2024**	**2025**	**2024**
Processing cost (produced oz)	$/oz	**930**	504	**783**	663
Site G&A (produced oz)	$/oz	**168**	118	**203**	189
Capital expenditure[1]	$000s	**4,490**	184	**7,927**	762

[1]Capital expenditure based on accrual basis.

The leaching of the historic leach pad at Lone Tree continues to produce gold at profitable quantities.

Capital expenditures during the year ended December 31, 2025 and in the comparative period were primarily related to the technical work to support the refurbishment of the Lone Tree Plant.

DISCUSSION OF FINANCIAL RESULTS

(in thousands of USD)	Three months ended December 31,		Year ended December 31,	
	2025	**2024**	**2025**	**2024**
Revenue	**21,290**	23,228	**95,193**	50,335
Cost of sales	**(16,350)**	(20,939)	**(81,961)**	(64,569)
Depletion, depreciation and amortization	**(256)**	(486)	**(1,726)**	(1,489)
Gross profit (loss)	**4,684**	1,803	**11,506**	(15,723)
Expenses				
Pre-development, evaluation and exploration	**27,419**	9,406	**66,071**	38,430
General and administrative	**9,516**	6,346	**29,370**	20,773
Property maintenance	**3,588**	3,592	**14,198**	14,161
Write-down of property, plant and equipment	**26,246**	—	**26,246**	—
Loss from operations	**(62,085)**	(17,541)	**(124,379)**	(89,087)
Other income and expenses, net	**(20,201)**	8,094	**(47,202)**	2,003
Interest expense	**(6,562)**	(7,944)	**(30,555)**	(32,951)
Loss before income taxes	**(88,848)**	(17,391)	**(202,136)**	(120,035)
Deferred tax recovery (expense)	**3,289**	(339)	**3,289**	(1,498)
Net loss	**(85,559)**	(17,730)	**(198,847)**	(121,533)

Financial results for the three months ended December 31, 2025

Revenue

Revenue for the three months ended December 31, 2025 was $21.3 million, a decrease from $23.2 million in the comparative prior year period. During the fourth quarter, the Company held a higher inventory balance due primarily to the timing of third-party processing. It is expected that the stockpile will be processed during the first quarter of 2026. During the three months ended December 31, 2025, gold ounces sold[1] totaled 5,477 ounces at an average realized gold price[2] of $3,887 per ounce compared to gold ounces sold[1] of 9,053 at an average realized gold price[1] of $2,560 per ounce during the same period of 2024.

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[1]Gold ounces sold include attributable gold from mineralized material sales at a payable factor of 59% in 2025 (2024 - 58%).
[2]This is a Non-GAAP Measure; please see "Non-GAAP Financial Performance Measures" section.

	Three months ended December 31,		
Spot price per ounce of gold ($)	2025	2024	% Change
Average	4,135	2,660	55 %
Low	3,872	2,567	51 %
High	4,449	2,778	60 %
Average realized	3,887	2,560	52 %

Cost of sales

Cost of sales for the three months ended December 31, 2025 was $16.4 million, a slight decrease from $20.9 million in the comparative prior year quarter due to lower gold ounces sold[1], partially offset by an increase in costs largely related to processing costs.

Pre-development, evaluation and exploration expenses

	Three months ended December 31,	
(in thousands of USD)	2025	2024
Granite Creek	15,443	5,491
Ruby Hill	8,877	691
Cove	3,023	3,298
Other	76	(74)
Total pre-development, evaluation and exploration	**27,419**	**9,406**

For the three months ended December 31, 2025, the Company incurred higher pre-development, evaluation and exploration expenses, compared to the prior year period reflecting the increased activity to advance key development milestones across all five gold projects within its development plan. At Granite Creek, expenses increased primarily due to increased underground development expenditures, largely related to dewatering infrastructure, along with drilling costs and other technical work related to the preparation of a feasibility study targeted for the second quarter of 2026. At Ruby Hill, spending increased primarily due to expenditures related to Archimedes underground development as the advancement rate of the decline exceeded expectations, resulting in accelerated development activity and higher drilling expenses related to geologic mapping of the underground and construction of the drill bays. Cove pre-development, evaluation and exploration expenditures decreased in the current quarter compared to the prior year quarter as the geotechnical drilling was completed in the fourth quarter of 2025, compared to underground delineation drilling on the Helen, the CSD, and Gap deposits from the same comparative period.

General and administrative

For the three months ended December 31, 2025, general and administrative expenses are higher compared to the prior year period primarily due to the revaluation of share based compensation based upon the increase in the Company's share price.

Write-down of property, plant and equipment

During the fourth quarter of 2026, a write-down of property, plant and equipment was recognized relating to the Lone Tree Plant. In conjunction with the Company's finalization of its Lone Tree study, the Company concluded on refurbishment requirements and based upon this assessment identified certain assets that would not be required for future use.

Other (expense) income

	Three months ended December 31,	
(in thousands of USD)	2025	2024
Loss on Silver Purchase Agreement	(7,973)	(3,318)
(Loss) gain on fair value measurement of warrant liabilities	(12,833)	8,293
Interest income on cash equivalents	1,062	1,000
Loss on Gold Prepay Agreement	(1,275)	(77)
Gain on fair value measurement on Convertible Loans	547	3,375
Interest income on restricted cash	391	369
Gain (loss) on foreign exchange	22	(706)
Other expense	(142)	(842)
Total other (expense) income	**(20,201)**	**8,094**

Loss and gains on revaluation of the fair value of warrants was driven by changes in the Company's share price during the periods.

Loss on Gold Prepay Agreement and Silver Purchase Agreement was comprised of revaluation losses which are driven by changes in the gold and silver forecast prices during the period.

Interest Expense

(in thousands of USD)	Three months ended December 31,	
	2025	2024
Interest accretion on Convertible Loans	2,910	2,887
Interest accretion on Convertible Debentures	1,647	1,580
Interest accretion on Silver Purchase Agreement	899	717
Interest accretion on Gold Prepay Agreement	724	2,395
Amortization of finance costs	351	362
Other interest expense	30	3
Total interest expense	**6,561**	7,944

Interest expense for the three months ended December 31, 2025 was $6.6 million, decrease of $1.4 million compared to the prior year quarter. The decreased interest expense was primarily related to Gold Prepay Agreement interest accretion that has decreased as a result of settlements.

Financial results for the year ended December 31, 2025

Revenue

Revenue for the year ended December 31, 2025 was $95.2 million, an increase of 89% from $50.3 million in the comparative prior year period. The increase in revenue was equally driven by higher ounces sold[1] at Granite Creek and higher average realized gold prices[2]. During the year ended December 31, 2025, gold ounces sold[1] totaled 28,196 ounces at an average realized gold price[2] of $3,368 per ounce, compared to 21,527 ounces at an average realized gold price[2] of $2,332 per ounce during the same period of 2024.

Spot price per ounce of gold ($)	Year ended December 31,		% Change
	2025	2024	
Average	3,432	2,387	44 %
Low	2,633	1,985	33 %
High	4,449	2,778	60 %
Average realized	3,368	2,332	44 %

Cost of sales

Cost of sales for the year ended December 31, 2025 was $82.0 million, which was an increase from $64.6 million in the comparative prior year period, largely driven by an increase in gold ounces sold[1], partially offset by decreased inventory write-downs of $4.0 million compared to $13.1 million in the comparative period of 2024. During the second quarter of 2025, a write-down was recognized mainly due to higher processing fees related to sulfide mineralized material and heap leach material at Granite Creek

Depreciation, depletion and amortization

Total depreciation, depletion, and amortization expense for the year ended December 31, 2025 increased compared to the prior year mainly due to higher leach pad depreciation related to Granite Creek material which began in the fourth quarter of 2024.

---

[1]Gold ounces sold include attributable gold from mineralized material sales at a payable factor of 59% in 2025 (2024 - 58%).

[2]This is a Non-GAAP Measure; please see "Non-GAAP Financial Performance Measures" section.

Pre-development, evaluation and exploration expenses

(in thousands of USD)	Year ended December 31,	
	2025	**2024**
Granite Creek	**38,026**	24,428
Ruby Hill	**18,406**	1,796
Cove	**9,438**	11,985
Other	**201**	221
Total pre-development, evaluation and exploration expenses	**66,071**	**38,430**

For the year ended December 31, 2025, the Company incurred $66.1 million of pre-development, evaluation and exploration expenses compared to $38.4 million of expenses for year ended December 31, 2024. The increase in pre-development, evaluation and exploration were primarily due to increased activity to advance key development milestones across all five gold projects in support of its development plan. At Ruby Hill, expenditures increased due to the initiation of construction at Archimedes underground in the third quarter where the advancement rate of the decline exceeded expectations, resulting in accelerated development activity, along with higher drilling expenses related to geologic mapping of the underground and construction of the drill bays. At Granite Creek, expenses increased due to underground development largely related to dewatering infrastructure, as well as drilling costs and other technical work related to the preparation of a feasibility study targeted for completion in the second quarter of 2026. Cove pre-development, evaluation and exploration expenditures decreased in the year ended December 31, 2025 compared to the prior year period as geotechnical drilling was completed in the fourth quarter of 2024 and delineation drilling completed in the first quarter of 2025.

General and administrative

For the year ended December 31, 2025, general and administrative expenses are higher compared to the prior year primarily due to the revaluation of share based compensation driven by the increase in the Company's share price.

Other (expense) income

(in thousands of USD)	Year ended December 31,	
	2025	**2024**
Loss on sales from Gold Prepay Agreement	**(16,158)**	(11,965)
Loss on sales from silver purchase agreement	**(14,575)**	(9,897)
(Loss) gain on fair value measurement of warrant liabilities	**(17,959)**	8,981
(Loss) gain on fair value measurement of Convertible Loans	**(989)**	11,799
Interest income on cash equivalents	**2,963**	903
Interest income on restricted cash	**1,435**	1,709
Gain (loss) on foreign exchange	**148**	(33)
Other (expense) income	**(2,067)**	506
Total other (expense) income	**(47,202)**	**2,003**

Loss on the valuation of the fair value of warrants and the Convertible Loans conversion option derivatives were driven by changes in the Company's share price at each reporting period.

Loss on the Gold Prepay Agreement and Silver Purchase Agreement was comprised of realized losses due to metal prices compared to agreement inception prices on settlement as well as unrealized fair value measurement gains and losses which are driven by changes in the gold and silver forecast prices during the period.

Interest Expense

(in thousands of USD)	Year ended December 31,	
	2025	**2024**
Interest accretion on Convertible Loans	**11,106**	11,091
Interest accretion on Convertible Debentures	**6,328**	5,841
Interest accretion on Gold Prepay Agreement	**6,030**	11,052
Interest accretion on Silver Purchase Agreement	**4,025**	3,125
Interest accretion on long-term debt	**727**	—
Amortization of finance costs	**1,380**	1,386
Finance expense	**516**	—
Other interest expense	**443**	456
Total interest expense	**30,555**	**32,951**

Interest expense for the year ended December 31, 2025, decreased compared to the prior year due to decreased interest accretion on Gold Prepay Agreement as a result of deliveries.

DISCUSSION OF FINANCIAL POSITION

Balance Sheet Review

Assets

Cash and cash equivalents increased by $44.2 million from $19.0 million at December 31, 2024 to $63.2 million as at December 31, 2025. Refer to the *Liquidity and Capital Resources* section below for further details.

Inventory increased to $29.3 million as at December 31, 2025 from $15.3 million as at December 31, 2024 primarily due to increased stockpile and finished goods inventory as a result of timing of processing and deliveries.

Liabilities

Total liabilities as at December 31, 2025 were $356.6 million compared to $315.0 million as at December 31, 2024. The increase was due primarily to increases in other liabilities related to the Gold Prepay and Silver Purchase Agreement derivative which increased due to metal prices. The warrant liability has also increased due to the Company's share price.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity Outlook

(in thousands of USD)	Year ended	
	December 31, 2025	**December 31, 2024**
Cash and cash equivalents	**63,240**	19,001
Working capital	**(37,919)**	(31,746)

Changes in cash and cash equivalents are discussed in the cash flow section. The working capital deficit has increased since December 31, 2024 due to an increase in cash partially offset by current portion of long-term liabilities increasing.

Subsequent to December 31, 2025, the Company, through its recapitalization plan discussed in the Overview section, is in the process of providing the necessary liquidity to execute on its development plan. In the short term, the Company is in a solid position to meet its liquidity requirements, but in the longer term the Company may need to raise additional capital to execute on its three-phase development plan.

The Company's ability to make scheduled payments on the principal of, to pay interest on or to refinance its indebtedness depends on the Company's future performance, which is subject to economic, financial, competitive and other factors, many of which are not under the control of the Company. Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due, including, among others, debt repayments, interest payments and contractual commitments.

The Company may not generate cash flow from operations in the future sufficient to service the debt and make necessary capital expenditures. If the Company is unable to generate such cash flow, it may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. The Company's ability to refinance its indebtedness will depend on the capital markets and its financial condition at such time. The Company may not be able to engage in any of these activities, or engage in these activities on desirable terms, which could result in a default on its debt obligations.

In addition, the Company's arrangements with Orion and the Convertible Debentures require the Company to satisfy various affirmative and negative covenants and, in the case of the arrangements with Orion, to meet certain financial ratios and tests. These covenants limit, among other things, the Company's ability to incur further indebtedness, create certain liens on assets, or engage in certain types of transactions. There are no assurances that the Company will not, as a result of such covenants, be limited in its ability to respond to changes in its business or competitive activities, or be restricted in its ability to engage in mergers, acquisitions or dispositions of assets. Furthermore, a failure to comply with such covenants could result in an event of default under any debt instruments, which may allow the lenders thereunder to accelerate repayment obligations or enforce security, if any. However, subsequent to year end, the Company has called the Convertible Debentures for repayment.

Debt

	Year ended	
(in thousands of USD)	**December 31, 2025**	**December 31, 2024**
Convertible Debentures	**80,326**	73,450
Orion Convertible Loan	**66,085**	57,121
Sprott Convertible Loan	**—**	5,459
Gold Prepay Agreement	**8,176**	31,718
Silver Purchase Agreement	**18,775**	23,574
Other	**1,355**	75
Total	**174,717**	191,397

Convertible Debentures

The Convertible Debentures bear interest at a fixed rate of 8.0% per annum and will mature on February 22, 2027. Outstanding amounts under the Convertible Debentures are convertible into common shares of the Company at any time prior to maturity at the option of the lender (a) in the case of the outstanding principal, $3.38 per common share, and (b) in the case of accrued and unpaid interest at the market price of the common shares at time of the conversion of such interest less a 15% discount. As at December 31, 2025, total principal and accrued interest was $81.6 million.

On February 28, 2025, the Company entered into a supplemental indenture to effect certain amendments to the Indenture as described in the *Financing Overview* section.

Orion Convertible Loan

The Orion Convertible Loan bears interest at a rate of 8.0% annually and will mature on June 30, 2026. As at December 31, 2025, total principal and accrued interest was $69.2 million.

On January 15, 2025, the Company amended and restated its Orion Convertible Loan. As a result, the conditions relating to the deferral of gold and silver deliveries, and the extension of the Orion Convertible Loan (collectively, the "Waiver Agreements") required to be completed to-date have been satisfied.

Further to the amendment of the Orion Convertible Loan, Orion and i-80 Gold have extended the maturity date of the Orion Convertible Loan from December 13, 2025, to June 30, 2026, and have put certain security in place to secure the Company's obligations. Additional security against the Company's Ruby Hill and Granite Creek projects was put in place as of March 31, 2025. See additional discussion in the *Gold Prepay and Silver Purchase Agreement deferral* section below.

Sprott Convertible Loan

The Sprott Convertible Loan bears interest at a rate of 8.0% annually and matured on December 9, 2025 and was repaid.

Gold Prepay Agreement

On December 13, 2021, the Company entered into a Gold Prepay Agreement with Orion, which was later amended in April 2022 to adjust the quantity of the quarterly deliveries for aggregate deliveries of 30,400 ounces of gold which was satisfied as at September 30, 2025.

On September 20, 2023, the Company entered into the amended and restated Gold Prepay Agreement with Orion pursuant to which the Company received aggregate gross proceeds of $20.0 million (the "2023 Gold Prepay Accordion") structured as an additional accordion under the existing Gold Prepay Agreement. The 2023 Gold Prepay Accordion will be repaid through the delivery by the Company to Orion of 13,333 ounces of gold. The first delivery occurred on March 31, 2024, and the last delivery will occur on December 31, 2026.

As at December 31, 2025, the total liability is $8.2 million and the embedded derivative for the Gold Prepay Agreement was $9.3 million with 4,440 ounces of gold remaining to be delivered under the agreement.

Silver Purchase Agreement

On December 13, 2021, in exchange for $30.0 million, the Company entered into a silver purchase and sale agreement with Orion ("Silver Purchase Agreement"). Pursuant to the terms of the Silver Purchase Agreement, which commenced as of April 30, 2022, the Company is to deliver to Orion 100% of the silver production from the Granite Creek and Ruby Hill projects until the delivery of 1.2 million ounces of silver, after which the delivery will be reduced to 50% until the delivery of an aggregate of 2.5 million ounces of silver, after which the delivery will be reduced to 10% of the silver production solely from Ruby Hill Project. Orion will pay the Company an ongoing cash purchase price equal to 20% of the prevailing silver price. Until the delivery of an aggregate of 1.2 million ounces of silver, the Company is required to deliver the following minimum amounts of silver ("the Annual Minimum Delivery Amount") in each calendar year: (i) in 2022, 300,000 ounces, (ii) in 2023, 400,000 ounces, (iii) in 2024, 400,000 ounces, and (iv) in 2025, 100,000 ounces. In the event that in a calendar year the amount of silver delivered under the Silver Purchase Agreement is less than the Annual Minimum Delivery Amount, the Company shall make up such difference (the "Shortfall Amount") by delivering on or before the fifteenth day of the month immediately following such calendar year (the "Delivery Deadline"). At the Company's sole option, the obligation to make up the Shortfall Amount to Orion may be satisfied by the delivery of refined gold instead of refined silver, at a ratio of 1/75th ounce of refined gold for each ounce of refined silver. The Silver Purchase Agreement was funded April 2022.

As at December 31, 2025, the total liability is $18.8 million and the embedded derivative for the Silver Purchase Agreement was $20.4 million with 94,158 ounces remaining to be delivered under the 2025 annual minimum delivery amount and the future silver production from the Granite Creek and Ruby Hill properties at a range of 10% to 50% of total production.

Gold Prepay Agreement and Silver Purchase Agreement deferral

The Gold Prepay Agreement delivery scheduled for December 31, 2024, and the Silver Purchase Agreement delivery scheduled for January 15, 2025, were deferred to March 31, 2025. On January 15, 2025, in connection with Waiver Agreements, i-80 Gold issued to Orion five million common share purchase warrants priced at C$1.01. The 2025 Orion Warrants have a four-year term. In addition, i-80 Gold and Orion entered into the Orion Offtake Agreement. The Orion Offtake Agreement has similar terms to the existing agreement with Vox Royalty Corp. and will commence once the current offtake agreement expires at the end of December 2028. As amended by the Waiver Agreements the minimum cash requirements through March 31, 2025 were satisfied.

New Gold and Silver Prepay Agreement

On March 31, 2025 the Company entered into a New Gold Prepay and Silver Purchase Agreement with National Bank under which National Bank purchased 6,864 ounces of gold and 345,549 ounces of silver from the Company for delivery to National Bank by September 30, 2025 or earlier, upon an infusion of capital in line with the recapitalization plan. The proceeds of this new prepay arrangement was used to satisfy the March 31, 2025 gold and silver deliveries due to an affiliate of Orion Mine Finance under its respective Gold Prepay Agreement and Silver Purchase Agreement. The obligations under the New Gold Prepay and Silver Purchase Agreement with National Bank are secured by the FAD project. This was funded on April 1, 2025 and was subsequently settled during May 2025.

Working Capital Facility

On April 29, 2025, the Company finalized a master purchase and sale agreement with Auramet International, Inc. Under the Auramet Agreement, the Company can receive a prepayment of up to $12.0 million for gold contained in mineralized material. The Company recognized this contract as a revenue contract however the agreement provides the Company working capital flexibility.

During the year ended December 31, 2025, the Company delivered 6,100 ounces of gold under the agreement. As of December 31, 2025, no amounts were outstanding.

Equity

Outstanding share data	As of February 19, 2026
Common Shares	841,020,280
Warrants	204,479,078
Stock Options	8,212,902
Restricted Share Units ("RSU")	14,002,393
Performance Share Units ("PSU")	3,805,342
Deferred Share Units ("DSU")	1,623,292

Share Capital

During the year ended December 31, 2025 and 2024 the Company issued the following shares:

(in thousands of U.S. dollars and shares)		Year ended			
		December 31, 2025		December 31, 2024	
		Number of shares issued	Amounts	Number of shares issued	Amounts
Bought deal offering	(a)	345,760	152,745	69,698	70,104
Private placement	(a)	25,240	11,778	13,064	17,056
Prospectus offering and private placement	(b)	29,210	15,935	—	—
ATM Program	(c)	4,341	2,426	22,408	21,766
Share purchase warrants	(d)	11,519	8,716	—	—
Contingent payments	(e)	—	—	2,727	3,564
Convertible loan				2,128	2,463
Share-based compensation		1,373	1,750	1,259	2,282
Total		**417,443**	**193,350**	**111,284**	**117,235**

Bought Deal Offering and Private Placement

(a) On May 16, 2025, the Company closed a bought deal public offering of 345.8 million units of the Company at a price of $0.50 per unit for aggregate gross proceeds of $172.9 million and net proceeds of $162.5 million. In addition to the bought deal offering, the Company closed a concurrent private placement of 25.2 million units to certain directors and officers of the Company at a price of $0.50 per unit for aggregate gross proceeds of $12.6 million. Each unit was comprised of one common share and one-half of one common share purchase warrant. Each warrant entitles the holder to purchase one common share at a price of $0.70 until November 16, 2027.

On May 1, 2024, the Company completed a bought deal public offering of an aggregate of 69.7 million units at a price of C$1.65 per unit for aggregate gross proceeds to the Company of approximately C$115.0 million ($83.5 million). Each unit consists of one common share in the capital of the Company and one-half of one common share purchase warrant of the Company. The 34.8 million common share warrants issued in connection with the offering were valued at $8.9 million at inception using the closing price of the warrants of C$0.35 on May 1, 2024. The Company incurred $4.5 million in transaction costs in connection with the Offering, of which $4.1 million was allocated to shares issued and presented as a reduction to share capital within the statement of changes in equity. Each warrant entitles the holder to purchase one common share at a price of C$2.15 until May 1, 2028.

On February 20, 2024, the Company completed a non-brokered private placement of common shares. An aggregate of 13.1 million shares were issued by the Company at a price of C$1.80 per common share for aggregate gross proceeds of $17.4 million (C$23.5 million). Certain directors and/or officers of the Company subscribed for C$0.3 million in common shares under the private placement. Transaction costs incurred of $0.4 million are presented as a reduction to share capital.

Prospectus Offering of Common Shares

(b) On January 31, 2025, the Company closed a prospectus offering of 28.2 million common shares of the Company at a price of C$0.80 per share for aggregate gross proceeds of the Company of approximately $15.6 million (C$22.6 million).

On February 28, 2025, in connection with the prospectus offering, the Company closed a private placement of an aggregate of 1.0 million common shares to certain directors and officers of the Company at a price of C$0.80 per share for gross proceeds of approximately $0.6 million (C$0.8 million).

ATM Program

(c) During the year ended December 31, 2025, the Company issued 4.3 million common shares under the ATM Program for total gross proceeds of $2.5 million (2024 - 22.4 million common shares for total gross proceeds of $22.6 million).

Share Purchase Warrants

(d) During the year ended December 31, 2025, the Company recorded the exercise of 11.5 million warrants at an exercise price of $0.70 per share, resulting in the issuance of 11.5 million shares of common shares and cash proceeds of $8.1 million.

Contingent Payment

(e) On February 9, 2024, the Company issued 1.6 million common shares to Waterton at a price of C$1.80 as partial consideration of the contingent value rights payment related to Granite Creek due upon production of the first ounce of gold following a 60 consecutive day period where gold prices have exceeded $2,000 per ounce.

On March 20, 2024, the Company issued 1.1 million common shares to Waterton at a price of C$1.73 as partial consideration of the contingent value rights payment related to Granite Creek.

Shares issued Convertible loan

(f) On October 31, 2024, The Company issued common shares in connection with Sprott's conversion under the Sprott Convertible Loan.

Cash Flows

		Three months ended December 31,		Year ended December 31,	
(in thousands of U.S. dollars, unless otherwise noted)		**2025**	**2024**	**2025**	**2024**
OPERATING ACTIVITIES					
Net loss	$	**(85,559)** $	(17,730) $	**(198,847)** $	(121,533)
Adjustments		**57,018**	1,967	**120,414**	41,119
Net change in operating assets and liabilities		**(5,769)**	6,540	**(5,158)**	(2,087)
Cash used in operating activities	$	**(34,310)** $	(9,223) $	**(83,591)** $	(82,501)
INVESTING ACTIVITIES					
Capital expenditures on property, plant and equipment		**(4,921)**	(505)	**(9,623)**	(2,018)
Disposal proceeds		**—**	—	**—**	425
Cash used in investing activities	$	**(4,921)** $	(505) $	**(9,623)** $	(1,593)
FINANCING ACTIVITIES					
Net proceeds from shares issued in equity offerings		**64**	8,759	**193,988**	117,781
Principal repayment on Gold Prepay Agreement		**(3,238)**	—	**(46,145)**	(23,818)
Principal repayment on Silver Purchase Agreement		**—**	—	**(11,028)**	(8,387)
Proceeds from New Gold Prepay and Silver Purchase Agreement		**—**	—	**31,045**	—
Repayment on New Gold Prepay and Silver Purchase Agreement		**—**	—	**(31,045)**	—
Principal repayment on Convertible Loan		**(4,200)**	—	**(4,200)**	—
Warrant and stock option exercises		**7,248**	49	**8,517**	983
Finance fees paid		**—**	(713)	**(2,053)**	(2,227)
Contingent payments		**—**	—	**—**	(1,436)
Other		**32**	(32)	**(44)**	(229)
Cash (used in)/provided by financing activities	$	**(94)** $	8,063 $	**139,035** $	82,667
Change in cash, cash equivalents and restricted cash during the period		**(39,325)**	(1,665)	**45,821**	(1,427)
Cash, cash equivalents and restricted cash, beginning of period		**144,555**	61,675	**59,290**	60,765
Effect of exchange rate changes on cash held		**33**	(720)	**152**	(48)
Cash, cash equivalents and restricted cash, end of period	$	**105,263** $	59,290 $	**105,263** $	59,290

Cash flows for the three months ended December 31, 2025

Cash used in operating activities for the three months ended December 31, 2025, was $34.3 million compared to $9.2 million cash used in operating activities in the comparative period in 2024. The change in cash used in operating activities for the three months ended December 31, 2025 was primarily due to increased pre-development, evaluation, and exploration expenses and a lower change in comparative working capital.

Cash used in investing activities was primarily for the engineering study at Lone Tree, the Granite Creek water treatment plant, and Archimedes underground development at Ruby Hill.

Cash used in financing activities for the three months ended December 31, 2025 was $0.1 million compared to cash provided by financing activities of $8.1 million in the comparative period of 2024. Cash used in financing activities for the three months ended December 31, 2025, was lower than the comparative period as repayments for the Sprott convertible loan and the gold prepay and silver purchase agreement were partially offset by proceeds from warrant exercises. In the comparative prior year period, the Company's ATM program generated $8.8 million.

Cash flows for the year ended December 31, 2025

Cash used in operating activities for the year ended December 31, 2025, was $83.6 million compared to $82.5 million in the prior year. The increase in cash used in operating activities was due to increased gross profit and a positive change in comparative working capital of $3.1 million partially offset by higher expenditures related to the Company's development plan.

Cash used in investing activities for the year ended December 31, 2025 was $9.6 million compared to $1.6 million in the prior year. Cash used in investing activities for the year ended December 31, 2025 was primarily driven by capital expenditures related to processing plant studies at Lone Tree, Granite Creek water treatment plant and construction in preparation of portal access at Archimedes underground as well as surface infrastructure.

Cash provided by financing activities for the year ended December 31, 2025 was $139.0 million compared to $82.7 million for the year ended December 31, 2024. Cash provided by financing activities for the year ended December 31, 2025 was higher than the prior year due to higher proceeds from the share issued in brokered placement and equity issuances, partially offset by principal repayments made on the Gold Prepay Agreement, the Silver Purchase Agreement and the convertible loan.

COMMITMENTS AND CONTINGENCIES

The Company has described its commitments and contingencies in Note 18 of the Financial Statements for the year ended December 31, 2025.

RELATED PARTY TRANSACTION

The Company has described related party transactions in Note 17 of the Financial Statements for the year ended December 31, 2025.

CRITICAL ACCOUNTING ESTIMATES

Critical accounting policies and estimates used to prepare our financial statements are discussed with our audit committee as they are implemented. There were no significant changes in our critical accounting policies or estimates since the Annual Report Form 10-K for December 31, 2024. For further details on the Company's accounting policies and estimates, refer to the Company's Financial Statements for the year ended December 31, 2025.

NON-GAAP FINANCIAL PERFORMANCE MEASURES

The Company has included certain terms or performance measures commonly used in the mining industry that are not defined under US GAAP in this document. These include adjusted loss, adjusted loss per share, and average realized price per ounce. Non-GAAP financial performance measures do not have any standardized meaning prescribed under US GAAP, and therefore, they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with US GAAP and should be read in conjunction with the Company's Financial Statements.

Definitions

"Average realized gold price" per ounce of gold sold is a non-GAAP measure and does not constitute a measure recognized by US GAAP Accounting Standards and does not have a standardized meaning defined by US GAAP Accounting Standards. It may not be comparable to information in other gold producers' reports and filings. Management believes this non-GAAP measure improves the understanding of revenue.

"Adjusted loss" and "adjusted loss per share" are non-GAAP financial performance measures that the Company considers to better reflect normalized earnings because it eliminates temporary or non-recurring items such as: (loss) gain on warrants, gain (loss) on Convertible Loans, and loss on fair value measurement of Gold Prepay Agreement and Silver Purchase Agreement. Adjusted loss per share is calculated using the weighted average number of shares outstanding under the basic calculation of earnings per share.

Average realized gold price per ounce of gold sold[1]

(in thousands of U.S. dollars, unless otherwise noted)	Three months ended December 31,		Year ended December 31,	
	2025	2024	2025	2024
Consolidated				
Revenue	**21,290**	23,228	**95,193**	50,335
Silver revenue	**(3)**	(53)	**(223)**	(125)
Gold revenue	**21,287**	23,175	**94,970**	50,210
Gold sold[1]	**5,477**	9,053	**28,196**	21,527
Average realized gold price ($/oz)	**3,887**	2,560	**3,368**	2,332
Granite Creek				
Revenue	**20,296**	14,023	**73,575**	25,392
Gold ounces sold[1]	**5,226**	5,583	**21,637**	10,961
Average realized gold price ($/oz)	**3,884**	2,512	**3,400**	2,317
Lone Tree				
Revenue	**3**	5,028	**14,429**	16,534
Silver revenue	**(3)**	(53)	**(48)**	(82)
Gold revenue	**—**	4,975	**14,381**	16,452
Gold sold	**—**	1,859	**4,461**	6,948
Average realized gold price ($/oz)	**N/A**	2,676	**3,224**	2,368
Ruby Hill				
Revenue	**991**	4,177	**7,189**	8,409
Silver revenue	**—**	—	**(175)**	(43)
Gold revenue	**991**	4,177	**7,014**	8,366
Gold sold	**251**	1,611	**2,098**	3,618
Average realized gold price ($/oz)	**3,948**	2,593	**3,343**	2,312

Adjusted loss

Adjusted loss and adjusted loss per share exclude a number of temporary or one-time items detailed in the following table:

(in thousands of U.S. dollars, unless otherwise noted)	Three months ended December 31,		Year ended December 31,	
	2025	2024	2025	2024
Net loss	$ **(85,559)** $	(17,730) $	**(198,847)** $	(121,533)
Adjust for:				
Write-down of property, plant and equipment	**(26,246)**	—	**(26,246)**	—
Loss on Silver Purchase Agreement and embedded derivative	**(7,973)**	(3,318)	**(14,575)**	(9,897)
(Loss) gain on fair value measurement of warrant liability	**(12,833)**	8,293	**(17,959)**	8,981
Loss on Gold Prepay Agreement and embedded derivative	**(1,275)**	(77)	**(16,158)**	(7,990)
Gain (loss) on fair value measurement of Convertible Loans	**547**	3,375	**(989)**	11,799
Loss on deferred consideration	**—**	—	**—**	(102)
Inventory NRV adjustment	**—**	(1,008)	**—**	(13,103)
Total adjustments	$ **(47,780)** $	7,265 $	**(75,927)** $	(10,312)
Adjusted loss	**(37,779)**	(24,995)	**(122,920)**	(111,221)
Weighted average shares	**825,885,244**	396,433,803	**671,730,323**	359,206,859
Adjusted loss per share	$ **(0.05)** $	(0.06) $	**(0.18)** $	(0.31)

[1]Gold ounces sold include attributable gold from mineralized material sales at a payable factor of 59% in 2025 (2024 - 58%)

Adjusted loss is higher for the three months and year ended December 31, 2025, compared to the prior year periods due to increased pre-development, evaluation and exploration expenses partially offset by higher gross profit.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Financial Statements: Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
i-80 Gold Corp.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of i-80 Gold Corp. (a British Columbia, Canada corporation) and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Going concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has a working capital deficit and current operating losses. These conditions, along with other matters as set forth in Note 2, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2022.

Salt Lake City, Utah
February 19, 2026

I-80 GOLD CORP.
CONSOLIDATED BALANCE SHEETS
(Stated in thousands of United States Dollars, except for share data)

	Note	December 31, 2025	December 31, 2024
ASSETS			
Current assets			
Cash and cash equivalents		**$ 63,240**	$ 19,001
Receivables, net		**1,914**	3,273
Inventory	3	**29,254**	15,331
Prepaids and deposits		**5,642**	3,421
Current portion of other assets		**287**	1,278
Total current assets		**100,337**	42,304
Non-current assets			
Other assets		**4,667**	594
Restricted cash	4	**42,023**	40,289
Property, plant and equipment, net	5	**556,393**	572,442
Total non-current assets		**603,083**	613,325
Total assets		**$ 703,420**	$ 655,629
LIABILITIES			
Current liabilities			
Accounts payable and accrued liabilities		**$ 41,480**	$ 26,420
Current portion of long-term debt	6	**76,808**	37,842
Current reclamation liabilities	7	**1,595**	906
Current portion of other liabilities	8	**18,373**	8,882
Total current liabilities		**138,256**	74,050
Non-current liabilities			
Deferred tax liabilities	16	**13,112**	16,401
Long-term debt	6	**97,909**	153,555
Reclamation liabilities	7	**58,916**	55,710
Non-current portion of other liabilities	8	**48,454**	15,249
Total non-current liabilities		**218,391**	240,915
Total liabilities		**356,647**	314,965
COMMITMENTS AND CONTINGENCIES	18		
EQUITY			
Common shares, unlimited authorized shares with no par value, 827,230,192 and 409,786,956 shares issued and outstanding as of December 31, 2025 and December 31, 2024, respectively	9	**799,855**	606,505
Additional paid-in capital		**30,583**	18,977
Accumulated deficit		**(483,665)**	(284,818)
Total equity		**346,773**	340,664
Total liabilities and equity		**$ 703,420**	$ 655,629

See accompanying notes to the Consolidated Financial Statements

I-80 GOLD CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Stated in thousands of United States Dollars, except for share data)

	Note	Year ended December 31, 2025	2024
Revenue	12	$ 95,193	$ 50,335
Cost of sales		(81,961)	(64,569)
Depletion, depreciation and amortization	5	(1,726)	(1,489)
Gross profit (loss)		**11,506**	(15,723)
Expenses			
Pre-development, evaluation and exploration		66,071	38,430
General and administrative	9	29,370	20,773
Property maintenance		14,198	14,161
Write-down of property, plant and equipment	5	26,246	—
Loss from operations		**(124,379)**	(89,087)
Other income	13	4,546	24,000
Other expense	13	(51,748)	(21,997)
Interest expense	14	(30,555)	(32,951)
Loss before income taxes		**(202,136)**	(120,035)
Deferred tax recovery (expense)	16	3,289	(1,498)
Net loss and comprehensive loss		$ **(198,847)**	$ (121,533)
Loss per share			
Basic and diluted loss per share	10	$ **(0.30)**	$ (0.34)
Basic and diluted weighted average shares outstanding	10	**671,730,323**	359,206,859

See accompanying notes to the Consolidated Financial Statements

I-80 GOLD CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in thousands of United States Dollars)

	Note	Year ended December 31, 2025	2024
OPERATING ACTIVITIES			
Net loss		$ (198,847) $	(121,533)
Adjustments			
Depletion, depreciation and amortization	5	3,249	3,200
Reclamation accretion expense		3,946	3,071
Share-based payments		9,132	570
Write-down of property, plant and equipment	5	26,246	—
Non-cash items included in other expense	11	51,775	953
(Gain) loss on foreign exchange		(140)	34
Interest expense		29,595	32,496
Deferred tax (recovery) expense		(3,289)	1,498
Reclamation expenditures		(217)	(455)
Other		117	(248)
Net change in operating assets and liabilities	11	(5,158)	(2,087)
Cash used in operating activities		$ (83,591) $	(82,501)
INVESTING ACTIVITIES			
Capital expenditures on property, plant and equipment		(9,623)	(2,018)
Disposal proceeds		—	425
Cash used in investing activities		$ (9,623) $	(1,593)
FINANCING ACTIVITIES			
Net proceeds from shares issued in equity offerings	9	193,988	117,781
Principal repayment on Gold Prepay Agreement	6	(46,145)	(23,818)
Principal repayment on Silver Purchase Agreement	6	(11,028)	(8,387)
Proceeds from New Gold Prepay and Silver Purchase Agreement	6	31,045	—
Repayment on New Gold Prepay and Silver Purchase Agreement	6	(31,045)	—
Principal repayment on Convertible Loan	6	(4,200)	—
Warrant and stock option exercises	9	8,517	983
Finance fees paid		(2,053)	(2,227)
Contingent payments		—	(1,436)
Other		(44)	(229)
Cash provided by financing activities		$ 139,035 $	82,667
Change in cash, cash equivalents and restricted cash during the year		45,821	(1,427)
Cash, cash equivalents and restricted cash, beginning of year		59,290	60,765
Effect of exchange rate changes on cash held		152	(48)
Cash, cash equivalents and restricted cash, end of year		$ 105,263 $	59,290
Reconciliation of cash, cash equivalents, and restricted cash:			
Cash and cash equivalents		63,240	19,001
Restricted cash and cash equivalents		42,023	40,289
Total cash, cash equivalents, and restricted cash		$ 105,263 $	59,290

Supplemental cash flow information [Note 11]
See accompanying notes to the Consolidated Financial Statements

I-80 GOLD CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Stated in thousands of United States Dollars, except for share data)

| | Note | Share Capital | | Additional Paid-In Capital | Accumulated Deficit | Total Equity |
		Shares	Amount			
Balance as at December 31, 2023		298,502,334 $	489,270 $	19,311 $	(163,285) $	345,296
Issued from financing activities	9	107,298,436	111,389	—	—	111,389
Issuance of common shares related to contingent payments	9	2,727,336	3,564	—	—	3,564
Share-based compensation	9	1,258,850	2,282	(334)	—	1,948
Net loss		—	—	—	(121,533)	(121,533)
Balance as at December 31, 2024		409,786,956 $	606,505 $	18,977 $	(284,818) $	340,664
Issued from financing activities	9	404,551,855	182,884	10,517	—	193,401
Issued on exercise of warrants	9	11,518,500	8,716	(653)	—	8,063
Share-based compensation	9	1,372,881	1,750	1,742	—	3,492
Net loss		—	—	—	(198,847)	(198,847)
Balance as at December 31, 2025		827,230,192 $	799,855 $	30,583 $	(483,665) $	346,773

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars, except per share amounts)

1. **THE COMPANY**

i-80 Gold Corp ("i-80 Gold" or the "Company"), is a Nevada-focused, growth-oriented gold and silver mining company engaged in the exploration and extraction of gold and silver. The Company's principal assets include the Granite Creek property, Ruby Hill property, Cove property, and the Lone Tree property which hosts a carbon-in-leach and an autoclave processing plant expected to be refurbished. Each property is wholly-owned by the Company.

The Company was incorporated on November 10, 2020, in the province of British Columbia, Canada. The Company's common shares are listed on the New York Stock Exchange ("NYSE American") under the trading symbol IAUX and on the Toronto Stock Exchange ("TSX") under the trading symbol IAU. The Company's head office is located in Reno, Nevada, United States and its principal executive office is located in Toronto, Ontario, Canada.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

    (a) Risks and uncertainties and liquidity

As a mining company, the Company's revenue, profitability and future rate of growth are substantially dependent on prevailing metal prices, primarily for gold and silver. The prices of these metals are volatile and there can be no assurance that commodity prices will not be subject to wide fluctuations in the future. A substantial or extended decline in commodity prices could have a material adverse effect on the Company's financial position, results of operations, cash flows, access to capital and the quantities of mineralized material. The carrying value of the Company's property, plant and equipment, inventories, and certain derivatives are particularly sensitive to the outlook for commodity prices. A decline in the Company's price outlook from current levels could result in material impairment charges related to these assets.

In addition to changes in commodity prices, other factors such as changes in mine plans, increases in costs, geotechnical failures, changes in social, environmental or regulatory requirements and impacts of global events such as future pandemics could result in material impairment charges related to these assets.

These Consolidated Financial Statements ("Financial Statements") have been prepared by management on a going concern basis. The going concern basis of presentation assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Company's ability to execute its plan and fulfill its commitments as they come due is dependent upon its success in obtaining additional financing. While management has been successful in raising additional funds in the past, there can be no assurance that it will be able to do so in the future. Given the Company's working capital deficit, current operating losses and management's expectation of future losses until it has fully executed its strategy, the inability of the Company to arrange appropriate financing in a timely manner could result in the carrying value of the Company's assets being subject to material adjustment. These conditions indicate the existence of material uncertainties which cast substantial doubt as to the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

These Financial Statements have been prepared assuming the Company will continue as a going concern and do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary if the Company is not able to continue as a going concern. Such adjustments could be material.

    (b) Use of estimates

The Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The preparation of the Company's Financial Statements requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the related disclosure of contingent assets and liabilities at the date of the Financial Statements and the reported amounts of revenues and expenses during the reporting period. The more significant areas requiring the use of management estimates and assumptions relate valuation of financial instruments and derivatives, reclamation liabilities, valuation of inventories, impairment of long-lived assets, and income taxes. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Accordingly, actual results will differ from the amounts estimated in these Financial Statements.

    (c) Principles of consolidation

The Financial Statements include the accounts of the Company and its wholly owned subsidiaries, the most significant of which are Premier Gold Mines USA Inc., Osgood Mining Company LLC ("Granite Creek"), Ruby Hill Mining LLC ("Ruby Hill"), Goldcorp Dee LLC ("Lone Tree"), Au-Reka Gold LLC ("Cove"), and Golden Hill Mining LLC ("FAD"). All intercompany balances and transactions have been eliminated.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars, except per share amounts)

(d) Functional and presentation currency

The functional currency of the Company is the United States dollar ("USD" or "US dollars") which reflects the underlying transactions, events and conditions that are relevant to the entity. Management considers primary and secondary indicators in determining functional currency including the currency that influences sales prices, labor, purchases and other costs. Other indicators include the currency in which funds from financing activities are generated and the currency in which receipts from operations are usually retained.

Reference to $ or USD is to US dollars, reference to C$ or CAD is to Canadian dollars.

(e) Cash, cash equivalents and restricted cash

Cash and cash equivalents include cash on hand and highly liquid investments with an original maturity of three months or less, which are readily convertible into a known amount of cash. The Company's deposits are held in high grade credit institutions. At certain times, amounts on deposit may exceed federal deposit insurance limits.

Restricted cash is presented separately in the Consolidated Balance Sheets. Restricted cash is held primarily for the purpose of settling asset retirement obligations.

(f) Inventory

Mineralized material in stockpiles and on leach pad inventory is accumulated in stockpiles that are subsequently processed into gold and silver in a saleable form. The recovery of gold from certain oxide mineralized material is achieved through the heap leaching process. The recovery of gold from certain sulphide mineralized material is achieved through third-party refining processes. Work-in-process inventory represents mineralized material in the processing circuit that has not completed the production process and is not yet in a saleable form. Finished goods inventory represents gold and silver in saleable form. Material and supplies inventory represent consumables and other materials used in the production process, as well as spare parts and other maintenance supplies.

Inventories are valued at the lower of cost and net realizable value ("NRV"). Cost is determined on a weighted average basis and includes all costs incurred, based on a normal production capacity, in bringing each product to its present location and condition. Cost of inventories comprises direct labor, materials and contractor expenses; depreciation on property, plant and equipment and general and administrative costs.

Provisions to reduce inventory to NRV are recorded to reflect changes in economic factors that impact inventory value and to reflect present intentions for the use of slow moving and obsolete supplies inventory. NRV is determined with reference to relevant market prices less applicable variable selling expenses.

(g) Property, plant and equipment, net

Property, plant and equipment are recorded at cost less accumulated depreciation, depletion and impairment charges.

Directly attributable costs incurred for major capital projects and site preparation are capitalized until the asset is in a location and condition necessary for operation as intended by management. These costs include dismantling and site restoration costs to the extent these are recognized as a provision. Management annually reviews the estimated useful lives, residual values and depreciation methods of the Company's property, plant and equipment and also when events or changes in circumstances indicate that such a review should be made. Changes to estimated useful lives, residual values or depreciation methods resulting from such review are accounted for prospectively.

An item of property, plant and equipment is derecognized upon disposal or when no further future economic benefits are expected from its use or disposal. Any gain or loss arising on recognition of the asset (calculated as the difference between any proceeds received and the carrying amount of the asset) is included in the Consolidated Statements of Operations in the period the asset is derecognized.

Impairment of long-lived assets

The Company assesses the carrying value of its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Indicators of impairment include significant adverse changes in the business, significant changes to the extent or manner in which the asset is being used, its physical condition, significant decreases in mineral reserves, and significant decreases in the market price of the assets. If it is determined that the carrying value of an asset exceeds its unexpected undiscounted cash flows, fair value will be calculated based on the discounted cash flows and the asset will be written down to the extent that the carrying value exceeds the fair value.

Pre-development and exploration properties

Pre-development and exploration properties are capitalized at fair value at the acquisition date. Pre-development and exploration properties may include mineral reserves, mineral resources and exploration potential.

Pre-development, evaluation and exploration expenditures consist of gathering exploration data through topographical and geotechnical studies; exploratory drilling, trenching and sampling; determining the volume and grade of the resource; test work on geology, metallurgy, mining, geotechnical and environmental; and conducting engineering, marketing and financial studies. Pre-development expenditures can include infrastructure costs to gain access to mineralized material at the Company's properties.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars, except per share amounts)

Costs incurred in this stage are generally expensed as they are part of the discovery process and do not yet provide future economic benefits unless they meet specific criteria for capitalization. Mineral properties in this stage are not subject to amortization.

The development stage commences once commercially recoverable mineral reserves are confirmed through obtaining a reserve report. In this phase, the company undertakes activities such as establishing access to the mineral reserve and preparing for commercial production. Expenditures related to main ramp and underground drift construction, permanent excavations, infrastructure development, and pre-production overburden and waste rock removal are capitalized. These capitalized costs, recognized as assets, are amortized using the units-of-production method as resources are extracted. Development properties are not amortized until they are reclassified as mine property assets upon reaching commercial production levels.

To date, the Company has not established mineral reserves through obtaining a reserve report for any of the exploration prospects; therefore, all exploration and pre-development costs are being expensed.

Depreciation, depletion and amortization

The carrying amounts of mine properties, plant and equipment are depreciated or depleted to their estimated residual value over the estimated economic life of the specific assets to which they relate, using the depreciation methods or depletion rates as indicated below. Estimates of residual values or useful lives and depreciation methods are reassessed annually and any change in estimate is taken into account in the determination of the remaining depreciation or depletion rate. Depreciation or depletion commences on the date the asset is available for its use as intended by management.

Depreciation and depletion is computed using the following rates:

Item	Rates
Buildings and building improvements	5 - 20 years
Leach pad	Units of production
Equipment	2 - 10 years

(h) Reclamation liabilities

Reclamation costs are made in respect of the estimated future costs of closure and restoration and for environmental rehabilitation costs (which include the dismantling and demolition of infrastructure, removal of residual materials and remediation of disturbed areas) in the accounting period when the related environmental disturbance occurs. The reclamation liability is discounted using a credit adjusted risk-free rate, and the unwinding of the discount is included in the Consolidated Statements of Operations in property maintenance as interest accretion. At the time of establishing the liability, a corresponding asset is capitalized and is depreciated over the life of the related asset. The liability is reviewed each reporting period for changes in cost estimates, discount rates and operating lives. Changes to estimated future costs are recognized in the Consolidated Balance Sheets by adjusting the remediation asset and liability. For closed sites, changes to estimated costs are recognized immediately in profit and loss.

Remediation costs are accrued when it is probable that an obligation has incurred and the cost can be reasonably estimated. These costs can include ongoing care and maintenance and monitoring costs. These costs are recorded in the Consolidated Statements of Operations in property maintenance.

(i) Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. If a lease is identified the Company determines whether the lease is an operating or finance lease. Operating lease right-of-use assets are included in other assets and lease obligations are included in other liabilities on the Consolidated Balance Sheets. Finance lease right-of-use assets are included in property, plant and equipment and finance lease obligations are included in debt on the Consolidated Balance Sheets.

Operating and finance lease right-of-use assets and lease liabilities are recognized at the lease commencement date based on the present value of the future lease payments over the lease term using an incremental borrowing rate. Lease expense is recognized on a straight-line basis over the lease term.

The finance lease right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property, plant and equipment. In addition, the right-of-use asset will be periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability when applicable.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. The lease terms include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option

The Company has elected not to recognize lease assets and lease liabilities for short-term leases of items that have a lease term of 12 months or less. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars, except per share amounts)

(j) Share-based compensation

Share-based awards are classified as either equity or liability instruments based on their terms and on the Company's past practice and intent regarding settlement in cash or shares. Equity classified awards are measured at grant date fair value and are not subsequently remeasured. Liability classified awards are measured at fair value on the grant date and remeasured at the end of each reporting period until settlement.

The grant date fair value of stock options is estimated using the Black-Scholes option pricing model. The grant date fair value of Performance Share Units ("PSU) is determined using the Monte Carlo simulation model. The grant date fair value of Deferred Share Units ("DSU") is based on the quoted market price of the Company's common shares on the date of grant.

Restricted Share Units ("RSU") that the Company intends to settle in cash are classified as liability awards and measured at the quoted market price of the Company's common shares. RSUs are remeasured at the end of each reporting period and at settlement, with changes in fair value recorded in general and administrative expense within the Consolidated Statements of Operations.

Compensation expense for share-based awards is recognized over the requisite service period of each award. For awards with cliff vesting, the company recognizes the expense using straight line attribution over the single vesting period. For awards with graded vesting, each tranche is treated as a separate award and the Company recognizes the expense using accelerated attribution. The Company estimates forfeitures based on historical data and periodically adjusts the forfeiture rate. The adjustment of the forfeiture rate is recorded as a cumulative adjustment in the period the forfeiture estimate is changed.

(k) Revenue

Gold

The Company generates revenue by selling gold produced from its mining operations under the gold offtake agreement and from gold sold in the London spot market. Revenue from gold is recognized when control of the gold has transferred to the customer and the Company has satisfied its performance obligation, which generally occurs upon the transfer of gold credits to the customer's metal account. Upon transfer of the gold to the customer's metal account, the customer has legal title to, physical possession of, and has assumed the risks and rewards of ownership of the gold; therefore, the customer has the ability to direct the use of and obtain substantially all of the remaining benefits of ownership of the gold.

The Company considers the terms of the contract in determining the transaction price. The transaction price is based upon the amount the Company expects to be entitled to in exchange for the transferring of the gold. The transaction price is either fixed on the settlement date or at spot prices based upon the terms of the contract.

Under certain contracts with customers, transfer of control may occur when the promised asset is in transit to the refinery, processing facility or the customer. At this point in time, the customer has legal title to and the risks and rewards of ownership of the promised asset; therefore, the customer has the ability to direct the use of and obtain substantially all of the remaining benefits of ownership of the promised asset.

When another party is involved in providing processing or refining services, the Company assesses whether the nature of its promise is a performance obligation to provide the processing or refining services itself (i.e. the Company is acting as the principal) or to arrange for those goods or services to be provided by the other party (i.e. the Company is acting as the agent). In contracts where the Company has determined it is acting as the principal in providing processing or refining services, the Company records revenue gross of processing and refining charges. In contracts where the Company has determined it is acting as agent in providing processing or refining services, the Company records revenue net of processing and refining charges.

Mineralized material sales

The Company generates revenue by selling mineralized material mined from certain of its mines under sale contracts with third parties. The Company recognizes revenue from mineralized material sales when control of the mineralized material has transferred to the customer and the Company has satisfied its performance obligation, which is generally at the point in time that the mineralized material is delivered to the customer. Upon delivery, the customer has legal title to, physical possession of, and has assumed the risks and rewards of ownership of the mineralized material; therefore, the customer has the ability to direct the use of and obtain substantially all of the remaining benefits of ownership of the mineralized material.

The Company considers the terms of the contract in determining the transaction price. The transaction price is based upon the amount the Company expects to be entitled to in exchange for the transferring of the mineralized material. The Company generally sells mineralized material based on the monthly average market price for month in which delivery to the customer takes place or at spot prices based upon the terms of the contract.

Receivables

Trade receivables and other receivable balances are recognized net of an allowance for credit losses. The allowance represents the portion of the amortized cost basis that the Company does not expect to collect due to credit over the contractual life of the receivables, taking into consideration past events, current conditions and reasonable and supportable forecasts of future economic conditions. The receivable balance as of December 31, 2023 was $4.3 million. As of December 31, 2025 and 2024, the amount of credit loss recognized is not significant.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars, except per share amounts)

(l)   Income taxes

Tax expense recognized in profit or loss comprises the sum of deferred tax and current tax not recognized in other comprehensive income or directly in equity.

Current income tax assets and/or liabilities comprise those obligations to, or claims from, fiscal authorities relating to the current or prior reporting periods, that are unpaid at the reporting date. Current tax is payable on taxable profit or other current tax activities, which differs from profit or loss in the financial statements. Calculation of current tax expense is based on tax rates and tax laws that have been enacted by the end of the reporting period.

Deferred income taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their tax bases. Deferred tax on temporary differences associated with investments in subsidiaries and co-ownership is not provided if reversal of these temporary differences can be controlled by the Company and it is expected that reversal will not occur in the foreseeable future.

Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective period of realization, provided they are enacted or substantively enacted by the end of the reporting period. Deferred tax liabilities are always provided for in full.

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of its deferred tax assets will not be realized. The company considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. A valuation allowance has been provided for the portion of the Company's net deferred tax assets for which it is more likely than not that they will not be realized.

Deferred tax assets and liabilities are offset only when the Company has a right and intention to offset current tax assets and liabilities from the same taxation authority.

Changes in deferred tax assets or liabilities are recognized as part of deferred tax expense or recovery, except where they relate to items that are recognized in other comprehensive income or directly in equity, in which case the related deferred tax is also recognized in other comprehensive income or equity, respectively.

(m) Debt

Debt issuance costs and debt premiums and discounts, which are included in debt, are amortized using the effective interest method over the terms of the respective debt as a component of interest expense within the Consolidated Statements of Operations.

The Company evaluates all changes to its debt arrangements to determine whether the changes represent a modification or extinguishment to the old debt arrangement. If a debt instrument is deemed to be modified, the Company capitalizes all new lender fees and expenses all third-party fees. If it is determined that an extinguishment of one of the Company's debt instruments has occurred, the unamortized financing fees associated with the extinguished instrument are expensed. Gain or loss on extinguishment of debt is recorded as a component of other income or other expense, net upon the extinguishment of a debt instrument and is calculated as the difference between the re-acquisition price and net carrying amount of the debt, which includes unamortized debt issuance costs.

(n)   Derivative financial instruments

The Company recognizes derivative financial instruments that are not designated as hedging instruments on the balance sheet as either an asset or a liability and are measured at fair value. Management applies judgment in estimating the fair value of instruments that are highly sensitive to assumptions regarding commodity prices, market volatility, and foreign currency exchange rates. These instruments are subsequently remeasured to their fair value at each reporting date with the resulting gain or loss recognized in the Consolidated Statements of Operations in other income or other expense. The Company currently does not apply hedge accounting. The derivatives entered into by the Company are primarily embedded derivatives.

(o)   Income (loss) per share

The Company presents basic income (loss) per share for its common shares, calculated by dividing the income (loss) attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted income per share is determined using the treasury stock method and the weighted average number of common shares outstanding for the effects of all dilutive stock options. The if-converted method is applied for convertible debt.

(p)   Segment reporting

An operating segment is a component of an entity (i) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), (ii) whose operating results are regularly reviewed by the entity's management, and (iii) for which discrete financial information is available.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars, except per share amounts)

(q) Recently adopted accounting pronouncements

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09 "Income Taxes (Topic 720): Improvements to Income Tax Disclosures." ASU 2023-09 enhances the transparency and decision usefulness of income tax disclosures through changes to the rate reconciliation and income taxes paid information. The standard has been adopted by the Company in these Financial Statements.

(r) Recently issued accounting pronouncements

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). Amended guidance requires more detailed disclosures about the nature of significant expenses included in the Statements of Operations. The amendments are effective prospectively for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early and retrospective adoption are permitted. The Company is currently evaluating the impact of adopting the ASU on financial statements and related disclosures.

3. INVENTORY

	December 31, 2025	December 31, 2024
Mineralized material in stockpiles and on leach pads	$ 19,636	$ 9,634
Work-in-process	3,763	2,133
Finished goods	4,113	195
Materials and supplies	1,742	3,369
Total inventory	$ 29,254	$ 15,331

The amount of inventory recognized in cost of sales for the year ended December 31, 2025, was $82.0 million (2024 - $64.6 million). During the year ended December 31, 2025, the Company recognized, within cost of sales, inventory write-downs of $4.0 million (2024 - $13.1 million), related primarily to Granite Creek mineralized material stockpile.

4. RESTRICTED CASH

The Company has restricted cash relating to the reclamation for its Lone Tree, Ruby Hill and Granite Creek properties. The restricted cash is held in interest bearing accounts. During the first quarter of 2024, $6.0 million in cash collateral was returned to the Company.

5. PROPERTY, PLANT AND EQUIPMENT, NET

	December 31, 2025	December 31, 2024
Pre-development and exploration properties (i)	$ 363,394	$ 363,228
Buildings, plant and equipment (ii) (iii)	180,098	203,137
Construction-in-progress (i)	34,436	24,448
Total	577,928	590,813
Accumulated depreciation	21,535	18,371
Net carrying amounts	$ 556,393	$ 572,442

(i)   Pre-development and exploration properties and construction-in-progress are not subject to depletion.
(ii)   Included in buildings, plant and equipment is $98.2 million (2024 - $135.7 million) not subject to depreciation, depletion and amortization.
(iii) During the year ended December 31, 2025, the Company recorded a write-down of $26.2 million related to the processing facility assets at the Lone Tree property. Certain identified assets that are expected to be obsolete for the processing facility project were written down and recorded in loss from operations.

Total depreciation, depletion and amortization on property, plant and equipment is as follows:

	Year ended December 31,	
	2025	2024
Depreciation, depletion and amortization	$ 1,726	$ 1,489
Recorded in pre-development, evaluation and exploration	308	270
Recorded in general and administrative	170	236
Recorded in property maintenance	1,045	1,205
Total depletion, depreciation and amortization	$ 3,249	$ 3,200

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars, except per share amounts)

6. **LONG-TERM DEBT**

	Orion Convertible Loan	Sprott Convertible Loan	Convertible Debentures	Gold Prepay Agreement	Silver Purchase Agreement	Other	Total
As at January 1, 2024	$ 46,764	$ 8,288	$ 66,940	$ 42,176	$ 29,662	$ 282	$ 194,112
Additions and adjustments	—	390	—	(1,777)	(731)	—	(2,118)
Amortization of finance costs	581	—	669	110	26	—	1,386
Principal repayment	—	(4,534)	—	(19,843)	(8,508)	(207)	(33,092)
Finance charge	9,776	1,315	5,841	11,052	3,125	—	31,109
As at December 31, 2024	57,121	5,459	73,450	31,718	23,574	75	191,397
Additions and adjustments	(1,714)	(553)	(279)	(43)	(43)	32,845	30,213
Amortization of finance costs	459	—	827	71	23	—	1,380
Principal repayment	—	(5,793)	—	(29,600)	(8,804)	(32,292)	(76,489)
Finance charge	10,219	887	6,328	6,030	4,025	727	28,216
As at December 31, 2025	**$ 66,085**	**$ —**	**$ 80,326**	**$ 8,176**	**$ 18,775**	**$ 1,355**	**$ 174,717**
Less current portion	66,085	—	—	8,176	1,641	906	76,808
Long-term portion	$ —	$ —	$ 80,326	$ —	$ 17,134	$ 449	$ 97,909

(i)   Orion Convertible Loan

On December 13, 2021, the Company entered into a Convertible Credit Agreement with OMF Fund III (F) Ltd., an affiliate of Orion to borrow $50 million (the "Orion Convertible Loan"). The Orion Convertible Loan bears interest at a rate of 8.0% annually and matures on June 30, 2026. As at December 31, 2025, total principal and accrued interest was $69.2 million.

On January 15, 2025, the Company entered into an Amended and Restated Orion Convertible Loan Agreement. Pursuant to the amendment, the maturity date was extended from December 13, 2025, to June 30, 2026, and certain security was put in place to secure the Company's obligations under the Orion Convertible Loan. Additional security against the Company's Ruby Hill and Granite Creek projects was put in place as of March 31, 2025. In connection with the amendment the Company issued to Orion 5.0 million common share purchase warrants (Note 8) and entered into an offtake agreement with Orion. The offtake agreement will commence once the current offtake agreement expires at the end of December 2028 (Note 18). Management determined that the modification to the agreement was non-substantial and accordingly, the Company accounted for the modification as an adjustment to the financial liability.

The Orion Convertible Loan contains a change of control feature, a conversion feature, and a forced conversion feature that are considered embedded derivatives by the Company. The change of control feature and conversion feature are classified as derivative financial liabilities measured at fair value (Note 19). The forced conversion feature is not separated from the host contract as it is considered to be indexed to the Company's shares. The initial fair value of the convertible loan was determined using a market interest rate for an equivalent non-convertible loan at the issue date. The liability is subsequently recognized on an amortized cost basis until extinguished on change of control, conversion or maturity of the loan.

Interest expense is calculated by applying the effective interest rate of 16.72% to the host liability component (December 31, 2024 - 18.64%). Interest accretion is included in interest expense.

(ii)   Sprott Convertible Loan

On December 10, 2021, the Company entered into a Convertible Credit Agreement with a fund managed by Sprott Asset Management USA, Inc. and a fund managed by CNL Strategic Asset Management, LLC ("Sprott") to borrow $10 million (the "Sprott Convertible Loan"). The Sprott Convertible Loan bears interest at a rate of 8.0% annually and matured on December 9, 2025.

The Sprott Convertible Loan contained a change of control feature, a conversion feature, and a forced conversion feature that were considered embedded derivatives by the Company. The change of control feature and conversion feature were classified as derivative financial liabilities measured at fair value (Note 19). The forced conversion feature was not separated from the host contract as it was considered to be indexed to the Company's shares. The initial fair value of the convertible loan was determined using a market interest rate for an equivalent non-convertible loan at the issue date. The liability was subsequently recognized on an amortized cost basis until maturity of the loan.

During 2024, Sprott converted $3.6 million in principal and $0.9 million in interest into 2.1 million common shares of the Company. At maturity on December 10, 2025, the Company repaid the outstanding principal and interest due.

Interest expense is calculated by applying the effective interest rate of 16.10% to the host liability component. Interest accretion is included in interest expense.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars, except per share amounts)

Under the Sprott Convertible Loan and Orion Convertible Loan (the "Convertible Loans"), if a change of control occurs prior to the maturity date, the Company shall make an offer to prepay the Convertible Loans in cash, in an amount equal to 101% of the then outstanding principal amount. Outstanding amounts under the Convertible Loans are convertible into common shares of the Company at any time prior to maturity at the option of the applicable respective lender (a) in the case of the outstanding principal, C$3.275 per common share, and (b) in the case of accrued and unpaid interest, subject to TSX approval, at the market price of the common shares on the TSX at time of the conversion of such interest. Commencing 120 days following the closing date of the Convertible Loans, on any date when the volume weighted average price equals or exceeds 150% of the conversion price for each of the preceding 20 days, the Company may at its option elect to require the lenders to convert at the conversion price all of the then outstanding principal amount and any accrued and unpaid interest into common shares of the Company.

(iii)   Convertible Debentures

On February 22, 2023, the Company closed a private placement offering of $65 million principal amount of secured convertible debentures (the "Convertible Debentures") of the Company. The Convertible Debentures bear interest at a fixed rate of 8.0% per annum and will mature on February 22, 2027. As at December 31, 2025, total principal and accrued interest was $81.6 million. Outstanding amounts under the Convertible Debentures are convertible into common shares of the Company at any time prior to maturity at the option of the applicable respective lender (a) in the case of the outstanding principal, $3.38 per common share, and (b) in the case of accrued and unpaid interest, subject to TSX approval, at the market price of the common shares at time of the conversion of such interest.

On February 28, 2025, the Company completed certain amendments to its Convertible Debentures. The amendments provided for:
- the conversion price applicable to the debenture holder's right to elect to convert outstanding and accrued interest on the Convertible Debentures is equal to the volume weighted average price of i-80 Gold's common shares on the TSX during the five trading days immediately preceding the date of the debenture holder's election notice, less a discount of 15%, converted into US dollars at the Bank of Canada rate on such date;
- the conversion price applicable to the Company' right to elect to convert outstanding and accrued interest on the Convertible Debentures is equal to the greater of (x) 85% of the average closing price of the i-80 Gold common shares as measured in US dollars on the NYSE American during the 10 business days immediately preceding the date of the Company's election notice, and (y) the volume weighted average price of i-80 Gold common shares on the TSX during the five trading days immediately preceding the date of the Company's election notice, less a discount of 15%, converted into US dollars at the Bank of Canada rate on such date;
- that the Company's right to grant security against the Cove Project would rank subordinate to the security granted to the debenture holders; and
- the Company with a redemption right in respect of all of the outstanding Convertible Debentures which allows the Company to redeem, in its sole discretion, all of the outstanding Convertible Debentures for cash at a 104% premium of the outstanding principal and the accrued interest up to the redemption date.

Management determined that the modification to the agreement was non-substantial and accordingly, the Company accounted for the modification as an adjustment to the financial liability.

The Convertible Debentures contain a conversion feature, a change of control feature, and a forced conversion feature that are considered embedded derivatives by the Company and measured at fair value (Note 19). The conversion feature, change of control feature, and a forced conversion feature are classified as financial liabilities and not separated from the host liability component. The conversion feature and forced conversion feature are considered to be indexed to the Company's shares. The mandatory redemption right is considered to be an embedded derivative by the Company, classified as financial liability and not separated from the host liability component.

Interest expense is calculated by applying the effective interest rate of 9.4% to the host liability component (December 31, 2024 - 9.2%). Interest accretion is included in interest expense.

Under the Convertible Debentures if a change of control occurs prior to the maturity date, the Company shall make an offer to prepay the Convertible Debentures in cash, in an amount equal to 104% of the then outstanding principal amount, plus accrued and unpaid interest on such Convertible Debentures up to, and including, the change of control purchase date. The holder of the Convertible Debentures shall have the right, at any time, to convert all or any portion of the principal amount of the Convertible Debentures into common shares of the Company at the conversion price of $3.38 per common share. If after 120 days after the issue date and prior to the maturity date, the VWAP of the common shares of the Company as measured in U.S. dollars on the NYSE American equals or exceeds 150% of the conversion price for 20 consecutive trading days, the Company shall have right to convert all but not less than all of the principal amount of the Convertible Debentures, and subject to the approval of the TSX or any applicable stock exchange, all accrued and unpaid interest on the Convertible Debentures (however, that such conversion price of the accrued and unpaid interest must not be less than the VWAP of the common shares on the TSX during the five trading days immediately preceding the relevant date), into common shares at the conversion price.

(iv)   Gold Prepay Agreement

On December 13, 2021, the Company entered into a gold prepay agreement with Orion (the "Gold Prepay"). In April 2022, the Gold Prepay was amended to adjust the quantity of the quarterly deliveries of gold, but not the aggregate amount of gold, to be delivered by the Company to Orion over the term of the Gold Prepay. Under the terms of the amended Gold Prepay, in exchange for $41.9 million, the Company was required to deliver to Orion 3,100 ounces of gold for the quarter ending June 30, 2022, and thereafter, 2,100 ounces of gold per calendar quarter until September 30, 2025, for aggregate deliveries of 30,400 ounces of gold.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars, except per share amounts)

On September 20, 2023, the Company entered into an A&R Gold Prepay with Orion pursuant to which the Company received aggregate gross proceeds of $20.0 million (the "2023 Gold Prepay Accordion") structured as an additional accordion under the existing Gold Prepay. The 2023 Gold Prepay Accordion will be repaid through the delivery by the Company to Orion of 13,333 ounces of gold over a period of 12 quarters, being 1,110 ounces of gold per quarter over the delivery period with the first delivery being 1,123 ounces of gold. The first delivery will occur on March 31, 2024, and the last delivery will occur on December 31, 2026.

On March 28, 2024, the Company entered into an amending agreement in relation to the A&R Gold Prepay with Orion pursuant to which the March 31, 2024 quarterly delivery of 3,223 ounces of gold was extended from March 31, 2024, to April 15, 2024 (the "First Amending Agreement").

On April 24, 2024, the Company entered into a second amending agreement with Orion to amend the terms of the A&R Gold Prepay (the "Second A&R Gold Prepay"). In accordance with the terms of the Second A&R Gold Prepay Agreement, Orion agreed to extend the deadline for the outstanding deliveries previously required to be made on or before April 15, 2024 under the A&R Gold Prepay Agreement until May 10, 2024. In addition, if the Company meets the Gold Option Criteria (as defined below) it may elect to defer the deadline to deliver any of its quarterly gold delivery obligations for the 2024 calendar year (each instance, a "Gold Deferral") by delivering to Orion, on or before September 30, 2025, the adjusted quarterly gold quantities (multiplied by 1.15 for gold deliveries made prior to June 30, 2025 and 1.19 for gold deliveries made thereafter). In order for the Company to implement a Gold Deferral, (i) it must be in compliance with the use of proceeds section as described in the Prospectus (the "Budget") and (ii) after assuming the delivery of the applicable quarterly gold quantity on the applicable un-extended quarterly deadline, the Company would not have sufficient funds to remain in compliance with the Budget (collectively, the "Gold Option Criteria"). In addition, should the Company implement a Gold Deferral and complete an equity offering prior to September 30, 2025, the Company would be required to deliver gold ounces to Orion up to 34% of the net proceeds of such offering, in settlement of gold quantities outstanding under the Second A&R Gold Prepay Agreement. The Company may request an increase in the prepayment by an additional amount not exceeding $50 million in aggregate in accordance with the terms of the Second A&R Gold Prepay. The Second A&R Gold Prepay is subject to standard conditions and covenants, including minimum cash balance and certain reporting requirements. In connection with the Second A&R Gold Prepay the Company paid an amendment fee of $0.5 million to Orion.

On June 28, 2024, the Company entered into a side letter agreement with Orion in relation to the June 30, 2024 quarterly delivery, whereby the Company agreed to deliver a minimum of 1,000 ounces of gold to Orion on or before July 1, 2024, and to deliver the remaining 2,210 ounces to Orion on or before August 31, 2024. In connection with the side letter agreement, the Company paid fees of $0.6 million to Orion.

On December 31, 2024, the Company entered into a waiver and amending agreement whereby the December 31, 2024 quarterly delivery of 3,210 ounces of gold was extended from December 31, 2024, to March 31, 2025. In connection with the waiver and amending agreement, the Company paid fees of $0.7 million to Orion.

During the year ended December 31, 2025, the Company delivered 13,950 ounces of gold under the Gold Prepay to Orion. As of December 31, 2025, the Company had cumulatively delivered 39,293 ounces of gold towards the Gold Prepay, leaving 4,440 ounces of gold remaining to be delivered.

The Gold Prepay is recognized as a financial liability at amortized cost and it contains an embedded derivative in relation to the embedded gold price within the agreement that is measured at fair value each reporting period (Note 8 (iv) and Note 19). Interest expense is calculated by applying the effective interest rate to the financial liability. During the period ended December 31, 2025, the effective interest rate ranged from 29.1% to 32.2% (December 31, 2024 - 27.5% to 31.9%). As of December 31, 2025, the effective interest rate was 29.7% (December 31, 2024 - 31.9%). Interest accretion is included in interest expense. For each amendment above, management determined that the modification to the agreement was non-substantial and accordingly, the Company accounted for the modification as an adjustment to the financial liability.

(v)   Silver Purchase Agreement

On December 13, 2021, in exchange for $30.0 million, the Company entered into a silver purchase and sale agreement with Orion (the "Silver Purchase Agreement"). Under the Silver Purchase Agreement, commencing April 30, 2022, the Company will deliver to Orion 100% of the silver production from the Granite Creek and Ruby Hill projects until the delivery of 1.2 million ounces of silver, after which the delivery will be reduced to 50% until the delivery of an aggregate of 2.5 million ounces of silver, after which the delivery will be reduced to 10% of the silver production solely from Ruby Hill Project. Orion will pay the Company an ongoing cash purchase price equal to 20% of the prevailing silver price. Until the delivery of an aggregate of 1.2 million ounces of silver, the Company is required to deliver the following minimum amounts of silver ("the Annual Minimum Delivery Amount") in each calendar year: (i) in 2022, 300,000 ounces, (ii) in 2023, 400,000 ounces, (iii) in 2024, 400,000 ounces, and (iv) in 2025, 100,000 ounces. In the event that in a calendar year the amount of silver delivered under the Silver Purchase Agreement is less than the Annual Minimum Delivery Amount, the Company shall make up such difference (the "Shortfall Amount") by delivering on or before the fifteenth day of the month immediately following such calendar year (the "Delivery Deadline"). At the Company's sole option, the obligation to make up the Shortfall Amount to Orion may be satisfied by the delivery of refined gold instead of refined silver, at a ratio of 1/75th ounce of refined gold for each ounce of refined silver. The Silver Purchase Agreement was funded April 2022.

On January 12, 2024, the Company entered into an extension agreement in relation to the Silver Purchase Agreement with Orion pursuant to which the 2023 Shortfall Amount Delivery Deadline was extended from January 15, 2024, to April 15, 2024 (the "Extension Agreement"). In connection with the Extension Agreement the Company paid an amendment fee of $0.2 million and issued 0.5 million common share purchase warrants to Orion.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars, except per share amounts)

On April 24, 2024, the Company entered into an amending agreement with Orion (the "Amended Silver Purchase Agreement") to amend the terms of its Silver Purchase Agreement. In accordance with the terms of the Amended Silver Purchase Agreement, Orion agreed to extend the deadline for the outstanding deliveries required to be made on or before April 15, 2024, under the Amended Silver Purchase Agreement until May 10, 2024. In addition, if the Company meets the Stream Option Criteria (as defined below) it may elect to defer the requirements to deliver its annual minimum delivery amount for 2024 (a "Stream Deferral") by delivering to Orion, on or before September 30, 2025, the adjusted annual minimum delivery amount (multiplied by 1.07 for silver deliveries made prior to June 30, 2025 and 1.11 for silver deliveries made thereafter). In order for the Company to implement a Stream Deferral, (i) it must be in compliance with the Budget and (ii) after assuming the delivery of the applicable minimum delivery amount in respect of 2024 by January 15, 2025, the Company would not have sufficient funds to remain in compliance with the Budget (collectively, the "Stream Option Criteria"). In addition, should the Company implement a Stream Deferral and complete an equity offering on or after January 15, 2025 until September 30, 2025, the Company will be required to deliver refined silver to Orion up to 16% of the net proceeds of such offering, in settlement of silver deliveries outstanding under the Amended Silver Purchase Agreement. The Amended Silver Purchase Agreement is subject to standard conditions and covenants, including minimum cash balance and certain reporting requirements. In connection with the Amended Silver Purchase Agreement the Company paid an amendment fee of $0.25 million to Orion.

On December 31, 2024, the Company entered into a waiver and amending agreement whereby 2024 Shortfall Amount Delivery Deadline was extended from January 15, 2025, to March 31, 2025.

The Silver Purchase Agreement is recognized as a financial liability at amortized cost and it contains two embedded derivatives as further described in Note 8 (v) and Note 19 of these Financial Statements. Interest expense is calculated by applying the effective interest rate to the financial liability. During the year ended December 31, 2025, the effective interest rate ranged from 12.5% to 23.3% (December 31, 2024 - 12.3%). As of December 31, 2025, the effective interest rate was 21.9% (December 31, 2024 - 12.3%). The change in effective interest rate during the year ended December 31, 2025 is primarily the result of a change in management's estimate of the Company's production profile. Interest accretion is included in interest expense. For each amendment above, management determined that the modification to the agreement was non-substantial and accordingly, the Company accounted for the modification as an adjustment to the existing liability.

During the year ended December 31, 2025, the Company settled 404,288 ounces of silver under the Silver Purchase Agreement with Orion. 398,446 ounces were settled in satisfaction of the 2024 shortfall amount and 5,842 ounces were settled in relation to the 2025 annual minimum delivery amount. The 2024 shortfall amount was settled net of Orion's cash purchase price. As of December 31, 2025, the remaining ounces to be delivered under the 2025 annual minimum delivery amount is 94,158 ounces. Subsequent to the year ended December 31, 2025, the remaining ounces were settled.

The obligations under the Gold Prepay and Silver Purchase Agreement are senior secured obligations of the Company and its wholly-owned subsidiaries Ruby Hill Mining Company LLC, and Osgood Mining Company LLC, and secured against the Ruby Hill project in Eureka County, Nevada and the Granite Creek project in Humboldt County, Nevada.

New Gold Prepay and Silver Purchase Agreement

On March 31, 2025, the Company entered into a New Gold Prepay and Silver Purchase arrangement ("New Gold Prepay and Silver Purchase Agreement") with National Bank of Canada ("National Bank") under which National Bank purchased 6,864 ounces of gold and 345,549 ounces of silver from the Company for delivery to National Bank by September 30, 2025 or earlier, upon an infusion of capital in line with the recapitalization plan. The proceeds of this new prepay arrangement were used to satisfy the outstanding gold and silver deliveries due to Orion under its respective Gold Prepay Agreement and Silver Purchase Agreement. The New Gold Prepay and Silver Purchase Agreement was funded on April 1, 2025 for total proceeds of $31.0 million. On May 16, 2025, the Company repaid the full outstanding balance under the New Gold Prepay and Silver Purchase Agreement, consisting of principal of $31.0 million and financing expense of $1.3 million as shown in Other debt above.

The New Gold Prepay and Silver Purchase Agreement contained an early termination make-whole provision and a mandatory prepayment provision, that were considered embedded derivatives by the Company and measured at fair value. The early termination make-whole provision and mandatory prepayment provision were classified as financial liabilities and not separated from the host liability component as they were deemed to be closely related*.*

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars, except per share amounts)

(vi)   Contractual maturities

The following table summarizes the Company's contractual maturities and the timing of cash flows as at December 31, 2025. The amounts presented are based on the undiscounted contractual cash flows and may not agree with the carrying amounts on the Financial Statements.

	Within 1 year	1-2 years	2-5 years	Thereafter	Total
Convertible Loans (i)	$ 72,046	$ —	$ —	$ —	$ 72,046
Convertible Debentures (i)	—	89,393	—	—	89,393
Gold Prepay (ii)	10,120	—	—	—	10,120
Silver Purchase Agreement (ii) (iii)	4,188		—	—	4,188
Total	$ 86,354	$ 89,393	$ —	$ —	$ 175,747

(i) Undiscounted principal and interest payments due at maturity. Outstanding amounts under the Convertible Loans and Convertible Debentures can be converted into common shares of the Company at any time prior to maturity at the option of the applicable respective lender, or under certain conditions at the election of the Company (Notes 6, (ii), and (iii)).

(ii) Cash flows under the Gold Prepay and Silver Purchase Agreement, presented on an undiscounted basis, are calculated based on contractual deliveries at forward gold and silver prices as of December 31, 2025.

(iii) Represents Annual Minimum Delivery Amount in respect of 2025 calendar year.

7.   RECLAMATION LIABILITIES

The Company's reclamation liabilities results from mining activities and previously mined property interests. The obligation consists primarily of costs associated with mine reclamation and closure activities. Accretion expense related to reclamation liabilities is recorded in property maintenance. On an ongoing basis, management evaluates its estimates and assumptions, and future expenditures could differ from current estimates. In calculating the best estimate of the Company's obligation on a net present value basis, management used credit adjusted risk-free interest rates ranging from 6.5% to 9.8%. A reconciliation is provided below:

	December 31, 2025	December 31, 2024
Opening balance	$ 56,616	$ 49,765
Change in estimate	166	4,235
Reclamation expenditures	(217)	(455)
Accretion expense	3,946	3,071
Closing balance	60,511	56,616
Less current portion	1,595	906
Long-term portion	$ 58,916	$ 55,710

The following table summarizes the Company's contractual maturities and the timing of cash flows as at December 31, 2025. The amounts presented are based on the undiscounted contractual cash flows and may not agree with the carrying amounts on the Financial Statements.

	Within 1 year	2-5 years	Thereafter	Total
Reclamation liabilities	1,341	$ 3,809	$ 125,726	$ 130,876

Surety bonds related to the Company's reclamation liabilities are described in Note 18.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars, except per share amounts)

8. OTHER LIABILITIES

	December 31, 2025	December 31, 2024
Warrant liability (i)	$ 24,117 $	4,623
Share-based payment liability (ii)	6,959	790
Orion - Conversion and change of controls rights (iii)	1,358	336
Sprott - Conversion and change of controls rights (iii)	—	33
Gold Prepay Agreement embedded derivative (iv)	9,278	9,665
Silver Purchase Agreement embedded derivative (v)	20,380	7,999
Lease liability	4,735	685
Total other liabilities	66,827	24,131
Less current portion	18,373	8,882
Long-term portion	$ 48,454 $	15,249

(i)   Warrant liability

	Issue date	Expiry date	Exercise price (C$)	Number of warrants	December 31, 2025	December 31, 2024
Brokered placement	5/1/2024	5/1/2028	2.15	34,849,025	$ 18,052 $	3,875
Orion warrants	9/20/2023	9/20/2026	3.17	3,750,000	417	290
Orion warrants	1/24/2024	1/24/2028	2.72	500,000	361	63
Orion warrants	1/15/2025	1/15/2029	1.01	5,000,000	5,287	—
Orion warrants	12/13/2021	12/13/2025	3.28	5,500,000	—	336
Paycore warrants	5/5/2023	5/2/2025	4.02	3,330,657	—	55
Paycore warrants	5/5/2023	2/9/2025	2.40	255,567	—	4
Total warrant liability					$ 24,117 $	4,623

The warrants are considered derivatives because their exercise price is in C$ whereas the Company's functional currency is in USD. Accordingly, the Company recognizes the warrants as liabilities at fair value with changes in fair value recorded in other income or other expense (Note 13). The current portion of the liability is 0.4 million at December 31, 2025 (December 31, 2024 - 0.4 million).

The fair value of the warrants, excluding warrants issued in connection with the May 2024 brokered placement, were calculated using the Black-Scholes option pricing model with the following assumptions:

	December 31, 2025	December 31, 2024
Risk-free rate	2.3% to 2.7%	2.9% to 3.1%
Warrant expected life	9 to 37 months	2 to 37 months
Expected volatility	64% to 104%	86% to 232%

Brokered Placement

On May 1, 2024, in connection with the bought deal public offering (the "Offering") discussed in Note 9 of these Financial Statements, the Company issued 34.8 million common share warrants exercisable at C$2.15 per share with an exercise period of 48 months. The warrants commenced trading on the TSX on May 1, 2024, under the symbol "IAU.WT". The trading value was used to determine the fair value at inception and for subsequent periods. The initial fair value of the warrants recognized on inception was $8.9 million. The Company incurred $4.5 million in transaction costs in connection with the Offering, of which $4.1 million was allocated to shares issued and presented as a reduction to share capital and $0.5 million was allocated to the warrant liability and included in general and administrative expenses in the statement of loss.

Orion warrants

In connection with the Extension Agreement entered into during the first quarter of 2024, the Company issued 0.5 million common share warrants exercisable at C$2.72 per share with an exercise period of 48 months. The initial fair value of the warrants recognized on inception was $0.3 million.

On January 15, 2025, in connection with the amendments to the Orion Convertible Loan Agreement (Note 6), the Company issued 5.0 million common share warrants exercisable at C$1.01 per share with an exercise period of 48 months. The initial fair value of the warrants recognized on inception was $1.5 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars, except per share amounts)

(ii) Share-based payment liability

The Company recognized a share-based payment liability in relation to RSUs. The current portion of the liability is $1.9 million at December 31, 2025 (December 31, 2024 - $0.2 million). During the year ended December 31, 2025, the Company reassessed the classification of its DSUs and determined that they no longer met the criteria for liability classification and have been reclassified as equity as further described in Note 9.

(iii) Conversion and change of control right

The Convertible Loans contain a change of control feature, a conversion feature, and a forced conversion feature that are considered embedded derivatives by the Company. The change of control feature and conversion feature are classified as derivative financial liabilities measured at fair value (Note 19). The forced conversion feature is not separated from the host contract as it is considered to be indexed to the Company's shares. During the year ended December 31, 2025, none of the features were exercised.

The Company recognizes the Convertible Loans embedded derivatives at fair value with any changes in fair value recorded in other income or other expense (Note 13). The current portion of the Orion Convertible Loan embedded derivative liability is $1.4 million at December 31, 2025 (December 31, 2024 - $0.3 million).

(iv) Gold Prepay Agreement embedded derivative

The financial liability represents the embedded derivative in relation to the fixed gold price included in the Gold Prepay Agreement (Note 6 and Note 19). The Company recognizes the embedded derivative at fair value with any changes in fair value recorded in other income or other expense (Note 13). As of December 31, 2025, the current portion of the Gold Prepay Agreement embedded derivative liability was $9.3 million (December 31, 2024 - $7.4 million).

(v) Silver Purchase Agreement embedded derivative

The financial liability represents the embedded derivative in relation to the silver price included in the Silver Purchase Agreement (Note 6 and Note 19). The Company recognizes the embedded derivative at fair value with any changes in fair value recorded in other income or other expense (Note 13). As of December 31, 2025, the current portion of the Silver Purchase Agreement embedded derivative liability was $2.7 million (December 31, 2024 - $0.8 million).

(vi) Lease liability

Lease liabilities relate primarily to equipment and office rentals. The weighted average remaining lease life is two years and the weighted average discount rate is 8.44%. Undiscounted remaining payments are $3.3 million for 2026, $2.4 million for 2027-2030 and $0.1 million thereafter.

(vii) Deferred revenue

On April 29, 2025, the Company finalized an amended and restated master purchase and sale agreement with Auramet International, Inc. with a term of 18 months, which serves as a working capital facility (the "Auramet Agreement"). Under the Auramet Agreement, the Company may receive up to $12.0 million in prepayments for gold contained in mineralized material. During the year ended December 31, 2025, the Company delivered 6,100 ounces of gold, under the agreement, with total revenue of $20.4 million. As of December 31, 2025, no amounts were outstanding.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars, except per share amounts)

9. COMMON SHARES

(a) Issued share capital:

	Note	Number of shares	Amount
Balance as at December 31, 2023		298,502,334	$ 489,270
Private placement	(iv)	13,064,204	17,056
ATM program	(iii)	22,408,343	21,766
Contingent payments	(v)	2,727,336	3,564
Brokered placement	(vi)	69,698,050	70,104
Convertible loan	(vii)	2,127,839	2,463
Share-based compensation		1,258,850	2,282
Balance as at December 31, 2024		409,786,956	$ 606,505
Private placement	(i)	29,210,465	$ 15,935
ATM Program	(iii)	4,341,390	2,426
Private placement	(ii)	25,240,000	11,778
Brokered placement	(ii)	345,760,000	152,745
Share-based compensation		1,372,881	1,750
Exercise of warrants	(ii)	11,518,500	8,716
Balance as at December 31, 2025		**827,230,192**	**$ 799,855**

(i) On January 31, 2025, the Company closed a prospectus offering of 28.2 million common shares of the Company at a price of C$0.80 per share for aggregate gross proceeds of $15.6 million (C$22.6 million). On February 28, 2025, in connection with the prospectus offering, the Company closed a concurrent private placement of 1.0 million common shares to certain directors and officers of the Company at a price of C$0.80 per share for aggregate gross proceeds of $0.6 million (C$0.8 million).

(ii) On May 16, 2025, the Company closed a bought deal public offering of 345.8 million units of the Company at a price of $0.50 per unit for aggregate gross proceeds of $172.9 million and net proceeds of $162.5 million. In addition to the bought deal public offering, the Company closed a private placement of 25.2 million units to certain directors, officers and other shareholders of the Company at a price of $0.50 per unit for aggregate gross proceeds of $12.6 million and net proceeds of $12.5 million. Each unit for both offerings is comprised of one common share and one-half of one common share purchase warrant. Each warrant entitles the holder to purchase one common share at a price of $0.70 until November 16, 2027. The total number of warrants issued were 185.5 million.

The Company has assessed the warrants to meet the requirements to be recorded as equity. The net proceeds from the bought deal offering and the private placement were allocated to the warrants in the amount of $10.5 million and $164.9 million allocated to share capital based upon the relative fair values of the shares and warrants issued.

During the year ended December 31, 2025, 11.5 million warrants were exercised at an exercise price of $0.70 per share, resulting in the issuance of common shares of the Company for cash proceeds of $8.1 million. Total warrants outstanding as at December 31, 2025 were 174.0 million.

(iii) The Company's at-the-market equity program ("ATM Program") was implemented pursuant to the terms of an equity distribution agreement dated August 12, 2024 (the "Equity Distribution Agreement"), among the Company, National Bank Financial Inc., and a syndicate of underwriters (collectively, the "Agents"). The ATM Program allowed i-80 Gold to offer and sell in Canada and the United States through the facilities of the TSX and the NYSE American such number of common shares of the Company as would have an aggregate offering price of up to $50 million. During the year ended December 31, 2025, the Company issued 4.3 million common shares under the ATM Program for total gross proceeds of $2.5 million (year ended December 31, 2024 - 22.4 million common shares for total gross proceeds of $22.6 million). The ATM Program expired on March 31, 2025.

(iv) On February 20, 2024, the Company completed a non-brokered private placement of common shares. An aggregate of 13.1 million shares were issued by the Company at a price of C$1.80 per common share for aggregate gross proceeds of $17.4 million (C$23.5 million). Certain directors and/or officers of the Company subscribed for C$0.3 million in common shares under the private placement. Transaction costs incurred of $0.4 million are presented as a reduction to share capital.

(v) On February 9, 2024, the Company issued 1.6 million common shares to Waterton Global Resource Management Inc. ("Waterton") at a price of C$1.80 for total gross proceeds of $2.1 million (C$2.9 million) as partial consideration of the contingent value rights payment related to Granite Creek.

On March 20, 2024, the Company issued 1.1 million common shares to Waterton at a price of C$1.73 for total gross proceeds of $1.4 million (C$2.0 million) as partial consideration of the contingent value rights payment related to Granite Creek.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars, except per share amounts)

(vi) On May 1, 2024, the Company completed a bought deal public offering of an aggregate of 69.7 million units at a price of C$1.65 per unit for aggregate gross proceeds to the Company of approximately C$115.0 million ($83.5 million). Each unit consists of one common share in the capital of the Company and one-half of one common share purchase warrant of the Company. The 34.8 million common share warrants issued in connection with the offering were valued at $8.9 million at inception using the closing price of the warrants of C$0.35 on May 1, 2024. The Company incurred $4.5 million in transaction costs in connection with the offering, of which $4.1 million was allocated to shares issued and presented as a reduction to share capital within the statement of changes in equity.

(vii) On October 31, 2024, The Company issued common shares in connection with Sprott's conversion under the Sprott Convertible Loan (Note 6).

(b) Share-based payments

The Company has a share incentive plan (the "Plan") which is restricted to directors, officers, key employees and consultants of the Company. Share incentive awards include stock options, RSUs, DSUs, and PSUs. The number of common shares issuable under the Plan is limited to 10% in the aggregate of the number of issued and outstanding common shares of the Company at the date of the grant of the award.

The following table summarizes share-based payment expense included in the statement of loss recorded in general and administrative expenses:

	Year ended December 31,	
	2025	2024
Restricted share units	$ **7,034**	$ 834
Deferred share units	**2,019**	(94)
Performance share units	**518**	—
Stock options	**72**	847
Total	$ **9,643**	$ 1,587

(i) Stock options

Options issued under the Plan generally vest over three years and may be exercised during a period determined by the Company's Board of Directors which cannot exceed ten years. The exercise price of the stock options is equal to the fair market value of the shares on the date of grant. Stock options are accounted for as equity classified awards at fair value using a Black-Scholes option pricing model.

The continuity of stock options issued and outstanding are as follows:

	Options outstanding #	Weighted average price C$
Outstanding at December 31, 2023	11,059,245	2.39
Granted	941,316	1.74
Exercised	(1,012,100)	1.32
Expired	(368,873)	2.12
Forfeited	(66,468)	3.21
Outstanding at December 31, 2024	10,553,120	2.43
Exercised	(442,853)	1.64
Expired	(1,626,951)	1.73
Forfeited	(70,691)	2.69
Outstanding at December 31, 2025	**8,412,625**	**2.61**

The weighted average share price at the date of exercise for the year ended December 31, 2025 was C$2.06 (2024 - C$1.83).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars, except per share amounts)

At December 31, 2025, the following options were outstanding, and outstanding and exercisable:

Exercise price CAD	Outstanding			Outstanding and Exercisable		
	Options #	Weighted average exercise price C$	Weighted average remaining life in years	Options #	Weighted average exercise price C$	Weighted average remaining life in years
$0.59 - $2.07	1,442,956	$1.62	2.09	1,312,866	$1.61	1.98
$2.08 - $2.64	2,630,306	$2.55	1.28	2,630,306	$2.55	1.28
$2.65 - $3.17	2,168,550	$2.68	0.41	2,168,550	$2.68	0.41
$3.18 - $3.67	2,170,813	$3.26	1.82	2,170,813	$3.26	1.82
	8,412,625	$2.61	1.33	8,282,535	$2.62	1.31

Total vested stock options at December 31, 2025 were 8,282,535 (December 31, 2024 - 9,874,935) with a weighted average exercise price of C$2.62 (December 31, 2024 - C$2.42). As of December 31, 2025, there were 130,090 unvested stock options (December 31, 2024 - 678,185).

(ii) **Restricted Share Unit Plan**

The Company grants its employees share units based on the value of the Company's share price at the date of grant. The awards vest in graded tranches over a three-year period or cliff vest at the end of three years. The RSUs are settled in cash or equity at the option of the Company. As the RSUs are expected to be settled in cash, RSUs are accounted for as liability classified awards.

The following table summarizes the continuity of the RSUs for the year ended December 31, 2025:

	Number of shares
Outstanding at December 31, 2023	701,755
Granted	9,418,243
Settled	(1,093,866)
Forfeited	(195,577)
Outstanding at December 31, 2024	8,830,555
Granted	7,153,120
Settled	(807,965)
Forfeited	(1,173,317)
Outstanding at December 31, 2025	**14,002,393**

At December 31, 2025 a current liability of $1.9 million and a long-term liability of $5.0 million was outstanding and included in other liabilities (December 31, 2024 - $0.2 million and $0.2 million, respectively). For the year ended December 31, 2025, $7.0 million has been recorded as an expense and included in share-based payments (2024 - $0.8 million). The total fair value of the vested and unvested RSUs at December 31, 2025 was $20.4 million (December 31, 2024 - $4.3 million). At December 31, 2025, there was $11.6 million of unrecognized compensation costs related to the unvested RSUs expected to be recognized over a period of approximately 1.8 years.

For purposes of the vesting of the RSUs, the fair value of the liability was estimated using the share price on the valuation date and an expected weighted average forfeiture rate of 5%.

(iii) **Deferred Share Unit Plan**

The Company grants members of its Board share units based on the value of the Company's share price at the date of grant. Vesting periods range from immediate to three years. DSUs must be retained until the Director leaves the Board, at which time the awards are expected to be settled in shares at the option of the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars, except per share amounts)

The following table summarizes the continuity of the DSUs for the year ended December 31, 2025:

	Number of shares
Outstanding at December 31, 2023	342,465
Granted	661,561
Settled	(246,750)
Outstanding at December 31, 2024	757,276
Granted	1,719,863
Settled	(853,847)
Outstanding at December 31, 2025	**1,623,292**

As of December 31, 2024, DSUs were accounted for as liability classified awards. During the year ended December 31, 2025, the Company reassessed the classification of its DSUs. Based on the Company's historical and expected settlement practices, which now demonstrate a consistent pattern of share settlement, the Company concluded that the DSUs no longer met the criteria for liability classification under ASC 718 and should be accounted for as equity classified awards. Upon reclassification, the Company transferred the previously recognized DSU liability of $2.0 million to additional paid-in capital at its fair value as of the reclassification date.

(iv) Performance Share units

PSUs are granted to senior executives and vest after a performance period of three years. The PSUs have a performance multiplier from 0% to 200% of the number of units granted based on the Company's total shareholder return relative to the performance of an exchange traded fund. PSUs are accounted for as equity classified awards at fair value using a Monte-Carlo simulation. The weighted average grant date fair value of PSUs granted during the year ended December 31, 2025 was $0.71. For the year ended December 31, 2025, $0.5 million has been recorded as an expense and included in share-based payments.

At December 31, 2025, there was $1.9 million of unrecognized compensation costs related to the unvested PSUs expected to be recognized over a period of approximately 2.1 years.

The following table summarizes the continuity of the PSUs for the year ended December 31, 2025:

	PSUs
Outstanding at December 31, 2024	—
Granted	3,980,376
Forfeited	(175,034)
Outstanding at December 31, 2025	**3,805,342**

10. BASIC AND DILUTED LOSS PER SHARE

Basic loss per share is calculated based on the weighted average number of common shares outstanding during the period. Diluted loss per share is based on the assumption that potential dilutive shares have been issued. The calculation of basic and diluted loss per share is as follows:

	Year ended December 31,	
	2025	2024
Net loss	$ (198,847)	$ (121,533)
Basic and diluted weighted average shares outstanding	671,730,323	359,206,859
Basic and diluted loss per share	$ (0.30)	$ (0.34)

Convertible Debentures and Convertible Loans of 66,247,152, stock options of 8,412,625, PSUs of 7,960,752, DSUs of 1,623,292, and warrants of 218,080,525 (Note 8 (i), Note 9 (ii)) were excluded from the computation of diluted weighted average shares outstanding for the year ended December 31, 2025 (2024 - 49,352,948, 10,553,120, nil, nil and 48,185,249, respectively) as their effect would be anti-dilutive.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars, except per share amounts)

11. SUPPLEMENTAL CASH FLOW INFORMATION

(i) The following table summarizes the changes in operating assets and liabilities:

	Year ended December 31,	
	2025	2024
Receivables	$ 1,398	$ 1,077
Prepaids and deposits	(2,221)	1,210
Inventory	(13,676)	(3,622)
Accounts payable and accrued liabilities	9,341	(752)
Net change in operating assets and liabilities	$ (5,158)	$ (2,087)

(ii) The following table summarizes non-cash items included in other expense:

	Year ended December 31,	
	2025	2024
(Loss) gain on fair value measurement of warrant liability	$ (17,959)	$ 8,981
(Loss) gain on fair value measurement of Convertible Loans	(989)	11,799
Loss on Gold Prepay Agreement and embedded derivative	(16,158)	(11,964)
Loss on Silver Purchase Agreement and embedded derivative	(14,575)	(9,897)
Other	(2,094)	128
Non-cash items included in other expense	$ (51,775)	$ (953)

(iii) Other cash flow information:

	Year ended December 31,	
	2025	2024
Non-cash investing and financing activities:		
Capital expenditures, not yet paid	$ 3,609	$ —
Shares issued in relation to Convertible Loan	$ —	$ 2,463
Shares issued in relation to Granite Creek contingent payments	$ —	$ 3,564
Other cash flow information:		
Interest paid	$ 1,593	$ 440

155

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars, except per share amounts)

12. REVENUE

Revenue by product

		Year ended December 31,	
		2025	2024
Gold and silver	$	64,253 $	32,754
Mineralized material		30,940	17,581
Total	$	95,193 $	50,335

Revenue by customer

At December 31, 2025, the Company had one customer that made up 95% of trade receivable (2024 - 96% of trade receivable). The Company is not economically dependent on a limited number of customers for the sale of its product because gold can be sold through numerous commodity market traders worldwide. During the year ended December 31, 2025 all revenues were in the United States (2024 - 3.6% of total revenue were in the United Kingdom).

The following table represents sales to individual customers representing greater than 10% of the Company's revenue:

Customer	Segment	Year ended December 31,	
		2025	2024
Customer 1	Granite Creek, Ruby Hill, Lone Tree	$ 57,111 $	24,444
Customer 2	Granite Creek	$ 30,940 $	16,043
Customer 3	Ruby Hill	$ 2,658 $	8,033

13. OTHER EXPENSE AND OTHER INCOME

		Year ended December 31,	
		2025	2024
Loss on fair value measurement of warrant liability	$	(17,959) $	—
Loss on Gold Prepay Agreement and embedded derivative		(16,158)	(11,965)
Loss on Silver Purchase Agreement and embedded derivative		(14,575)	(9,897)
Loss on fair value measurement of Convertible Loans		(989)	—
Other		(2,067)	(135)
Total other expense	$	(51,748) $	(21,997)

		Year ended December 31,	
		2025	2024
Interest income on cash equivalents	$	2,963 $	903
Interest income on restricted cash		1,435	1,709
Gain on foreign exchange		148	—
Gain on fair value measurement of warrant liability		—	8,981
Gain on fair value measurement of Convertible Loans		—	11,799
Other		—	608
Total other income	$	4,546 $	24,000

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars, except per share amounts)

14. INTEREST EXPENSE

		Year ended December 31,	
		2025	2024
Interest accretion on Convertible Loans	$	**11,106** $	11,091
Interest accretion on Convertible Debentures		**6,328**	5,841
Interest accretion on Gold Prepay Agreement		**6,030**	11,052
Interest accretion on Silver Purchase Agreement		**4,025**	3,125
Amortization of finance costs		**1,380**	1,386
Interest accretion on long-term debt		**727**	—
Finance expense		**516**	—
Other interest expense		**443**	456
Total interest expense	$	**30,555** $	32,951

15. SEGMENTED INFORMATION

The Company currently has four principal assets which represent the Company's reportable and operating segments. All operating segments are located in Nevada, United States. Results of the operating segments are reviewed by the Company's chief operating decision maker ("CODM") to make decisions about resources to be allocated to the segments and to assess their performance. The Company's CODM is the chief executive officer. The CODM uses adjusted loss from operations to evaluate each operation's financial performance. The Corporate and other segment relates to the corporate administration function and includes other non-pre-development properties in total assets. Inter-segment expenses and expense recoveries are not eliminated and shown in the respective segment. The results from operations for these reportable segments are summarized in the following tables:

Year ended December 31, 2025	Granite Creek	Ruby Hill	Lone Tree	Cove	Corporate and other	Total
Revenue	$ 73,575 $	7,189 $	14,429 $	— $	— $	**95,193**
Costs applicable to sales[1]	(67,752)	(5,905)	(3,444)	—	—	
Pre-development, evaluation and exploration	(38,026)	(18,406)	(47)	(9,438)	(154)	
Property maintenance	(540)	(2,953)	(9,258)	(781)	(666)	
Adjusted (loss) income from operations	(32,743)	(20,075)	1,680	(10,219)	(820)	**(62,177)**
Unallocated expenses:						
Depletion, depreciation and amortization						**(1,726)**
Royalties						**(4,860)**
General and administrative						**(29,370)**
Write-down of property, plant and equipment						**(26,246)**
Loss from operations						$ **(124,379)**

Year ended December 31, 2024	Granite Creek	Ruby Hill	Lone Tree	Cove	Corporate and other	Total
Revenue	$ 25,392 $	8,409 $	16,534 $	— $	— $	50,335
Costs applicable to sales[1]	(48,016)	(7,474)	(6,320)	—	—	
Pre-development, evaluation and exploration	(24,428)	(1,796)	7	(11,985)	(228)	
Property maintenance	(756)	(2,062)	(9,742)	(925)	(676)	
Adjusted loss from operations	(47,808)	(2,923)	479	(12,910)	(904)	(64,066)
Unallocated expenses:						
Depletion, depreciation and amortization						(1,489)
Royalties						(2,759)
General and administrative						(20,773)
Loss from operations						$ (89,087)

_____

[1] Cost of sales excluding depletion, depreciation, amortization, and royalties.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars, except per share amounts)

As at December 31, 2025		Granite Creek	Ruby Hill	Lone Tree	Cove	Corporate and other	Total
Capital expenditures	$	5,045 $	2,314 $	7,927 $	— $	— $	**15,286**
Total assets	$	126,806 $	120,809 $	240,986 $	53,307 $	161,512 $	**703,420**

As at December 31, 2024		Granite Creek	Ruby Hill	Lone Tree	Cove	Corporate and other	Total
Capital expenditures	$	1,138 $	407 $	762 $	— $	— $	2,307
Total assets	$	115,414 $	117,277 $	259,689 $	53,412 $	109,837 $	655,629

16. INCOME TAXES

(a) The components of the consolidated income tax (recovery) expense are as follows:

		Year ended December 31,	
		2025	2024
United States	$	— $	—
Canada		—	—
Current tax expense		**—**	**—**
United States	$	**(3,289)** $	1,498
Canada		**—**	—
Deferred tax (recovery) expense		**(3,289)**	1,498
Total income tax (recovery) expense	$	**(3,289)** $	1,498

The components of loss before income taxes are as follows:

		Year ended December 31,	
		2025	2024
United States	$	**(116,023)** $	(72,833)
Canada		**(86,113)**	(47,202)
Loss before income taxes	$	**(202,136)** $	(120,035)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars, except per share amounts)

(b) The income tax (recovery) expense for the year can be reconciled to the net loss as follows:

		December 31, 2025		December 31, 2024	
Net loss before income tax (recovery) expense	$	(202,136)		$ (120,035)	
Canadian Federal statutory tax rate (i)		(50,534)	25%	(30,009)	25%
State and Local Income Taxes, Net of Federal Income Tax Effect (ii)		(4,043)	2%	(944)	1%
Increase (decrease) due to foreign tax effect - United States:					
Statutory tax rate difference between United States and Canada (iii)		6,961	(3)%	2,913	(2)%
Changes in Valuation Allowance (v)		21,361	(11)%	19,879	(17)%
Other		(285)	—%	(3,085)	3%
Increase (decrease) resulting from Canadian reconciling items:					
Non-taxable or Non-deductible Items					
Warrant Liability		4,849	(2)%	(2,245)	2%
Share issuance cost		(2,781)	1%	(1,543)	1%
Other		—	—%	3,850	(3)%
Foreign exchange differences		(1,276)	1%	1,373	(1)%
Prior year's adjustments relating to tax provision and tax return		(815)	—%	3,356	(3)%
Changes in Valuation Allowance (v)		23,304	(12)%	8,208	(7)%
Other		(30)	—%	(255)	—%
Income tax (recovery) expense	$	(3,289)	2%	$ 1,498	(1)%

(i)   The Company applies the federal tax rate of 25%, which is the federal statutory rate of Canada, net of the general rate reduction.
(ii)   The jurisdiction that makes up majority of the tax effect is the province of British Columbia.
(iii) Included tax rate differential of 6% among the applicable jurisdictions, which resulted in $7.0 million of income tax effect on $116.0 million net loss before tax in the United States.
(iv) Net income tax payments are nil for Federal and Province of British Columbia, Canada; nil for Federal and nil for State Tax and Net Profit Tax in Nevada, United States.
(v)   For changes in valuation allowances, refer to part (e).
(vi) On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was signed into law in the U.S. The legislation has multiple effective dates, with certain provisions effective in 2025 and others implemented through 2027. The Company determined that the OBBBA did not have a material impact on its Financial Statements.

(c) Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

Movement in net deferred tax liabilities:

		December 31, 2025	December 31, 2024
Balance at the beginning of year	$	16,401	$ 14,903
Recognized in loss		(3,289)	1,498
Balance at the end of the year	$	**13,112**	$ 16,401

The Company recognizes deferred taxes by taking into account the effects of local enacted tax legislation. The main factors that the Company considers are historic and expected future taxable income, tax planning that can be implemented to realize the tax assets, and the nature, amount and timing and reversal of taxable temporary differences. The Company reviews the measurement of its deferred tax assets at each reporting period. As at December 31, 2025, in order to fully realize all of the deferred income tax assets, majority of which are in respect of net operating losses, the Company will need to generate sufficient future taxable income over the periods in which the deferred tax assets are deductible, and based on the level of historic taxable income, and the reversal of taxable temporary differences, management believes it is more likely than not that some portion or all of such assets will not be realized.

Future income is impacted by changes in market gold and silver prices as well as forecasted future costs and expenses to produce gold and silver reserves. In addition, the quantities of proven and probable gold and silver reserves, market interest rates and foreign currency exchange rates also impact future levels of taxable income. Any change in any of these factors will result in an adjustment to the recognition of deferred tax assets to reflect the Company's latest assessment of the amount of deferred tax assets that is probable will be realized.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars, except per share amounts)

The following is the analysis of deferred tax assets (liabilities) presented in the Consolidated Balance Sheets:

		December 31, 2025		December 31, 2024
Deferred tax assets				
Non-capital loss	$	**94,468**	$	70,097
Intercompany interest payable		**9,381**		7,047
Silver Purchase Agreement		**5,069**		6,365
Silver Purchase Agreement embedded derivative		**5,503**		1,237
Gold Prepay Agreement		**2,208**		8,562
Gold Prepay Agreement embedded derivative		**2,505**		2,610
Asset retirement obligation		**12,707**		11,621
Other		**11,878**		6,656
Gross deferred tax asset	$	**143,719**	$	114,195
Valuation allowance		**(117,356)**		(75,328)
Total deferred tax assets net of valuation allowance	$	**26,363**	$	38,867
Deferred tax liabilities				
Property, plant and equipment, net	$	**(35,006)**	$	(40,819)
Other		**(4,469)**		(14,449)
Total deferred tax liabilities		**(39,475)**		(55,268)
Net deferred tax liabilities	$	**(13,112)**	$	(16,401)

(d) Tax attribute carryforwards by jurisdiction

U.S. operating losses of $295.1 million do not expire and $12.9 million expire between 2033 and 2035. Canadian operating losses of $110.3 million expire between 2041 and 2045.

(e) Valuation allowance

		December 31, 2025		December 31, 2024
Balance at the beginning of year	$	**75,328**	$	46,982
Decreases in balances related to prior year tax positions		**(519)**		—
Increases in balances related to current year tax positions		**43,470**		31,089
Decreases in balances related to current year tax positions		**(923)**		(2,743)
Balance at the end of the year	$	**117,356**	$	75,328

The valuation allowance for U.S deferred tax assets is $67.3 million (2024 - $45.9 million) and for Canada is $50.1 million (2024 - $29.4 million). As at December 31, 2025, the total amount of gross valuation allowance was $117.4 million (2024 - $75.3 million). The major driver of the increase in the balance is the current year operating losses.

The utilization of U.S. net operating loss carryforwards, tax credit carryforwards, and recognized built-in losses may be subject to limitation under the rules regarding a change in stock ownership as determined by the Internal Revenue Code and state tax laws, including Section 382 of the Internal Revenue Code of 1986, as amended. If the Company experiences an ownership change, an annual limitation would be imposed on certain of the Company's tax attributes, including net operating losses and certain other losses, credits, deductions or tax basis. The Company does not expect any of its U.S. tax attributes to expire unused as a result of the Section 382 annual limitations. However, the annual limitations may impact the timeframe over which the net operating loss carryforwards can be used, potentially impacting cash tax liabilities in a future period.

The Company or its subsidiaries file income tax returns in the United States and Canada. These tax returns are subject to examination by local taxation authorities provided the tax years remain open to audit under the relevant statute of limitations. United States: 2022 to 2025, Canada: 2020 to 2025.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars, except per share amounts)

17. RELATED PARTY TRANSACTIONS

The Company had the following transactions with its related parties as of December 31, 2024. During the year ended December 31, 2025, these entities no longer met the definition of related parties.

Related party debt

(i) The Company has Convertible Loans with both Orion and Sprott (Note 6). Interest accretion related to the loans is recorded in interest expense (Note 14).

(ii) The Company has a Gold Prepay Agreement and Silver Purchase Agreement with Orion (Note 6).

Other liabilities

(i) The Company has issued warrants and has entered into an offtake agreement with Orion (Note 8) (Note 18).

18. COMMITMENTS AND CONTINGENCIES

Surety bonds

At December 31, 2025, the Company has outstanding surety bonds in the amount of $137.7 million (December 31, 2024 - $132.8 million) in favor of either the United States Department of the Interior, Bureau of Land Management ("BLM"), or the State of Nevada, Department of Conservation & Natural Resources as financial support for environmental reclamation and exploration permitting. This includes surety bonds that primarily relate to the Lone Tree property and the Ruby Hill property. The surety bonds are secured by restricted cash. The obligations associated with these instruments are generally related to performance requirements that the Company addresses through its ongoing operations. As specific requirements are met, the BLM and State of Nevada as beneficiary of the instruments, will return the instruments to the issuing entity. As these instruments are associated with operating sites with long-lived assets, they will remain outstanding until closure.

Royalties

The Company pays Net Smelter Return ("NSR") royalties on its Granite Creek property at a rate of 1-5% and on its Ruby Hill property at a rate of 3% on revenues. In addition, Granite Creek has a 10% Net Profit Interest ("NPI") royalty calculated on a profit calculation with certain deductions. As at December 31, 2025, these royalties are recorded in cost of gold sold in the amount of $4.9 million (December 31, 2024 - $2.8 million). The Company has other royalties committed on deposits that are not currently producing.

Contingent Consideration

On June 14, 2012, Premier Gold Mines USA, Inc., through its wholly-owned subsidiary, Au-Reka Gold LLC, acquired a 100% interest in the Cove portion of the McCoy-Cove Property (the "Cove Deposit") from Victoria Gold Corporation ("Victoria") pursuant to an asset purchase agreement dated June 4, 2012. In the event of production from the Cove Deposit, the Company will make additional payments to Victoria in the aggregate amount of $13.8 million (C$20 million), payable in four installments of C$5.0 million each of the cumulative production of each of 250,000, 500,000, 750,000 and 1,000,000 ounces of gold produced.

Offtake Agreement

In April 2021, the Company entered into an offtake agreement with Orion. In December 2021, the offtake agreement was amended and restated (as amended, the "Offtake Agreement") whereby the Company will sell up to an aggregate of 40,000 ounces in any calendar year after 2023 until December 31, 2028. The final purchase price will be a market referenced gold price in US dollars per ounce during a defined quotational period. In the event that the Company does not produce the annual gold quantity in any given year, the obligation is limited to those ounces actually produced. The Offtake Agreement is currently owned by Vox Royalty Corp.

New Offtake Agreement

In February 2025, the Company entered into an offtake agreement with Orion (the "Orion Offtake Agreement"), whereby the Company will sell to Orion 20% of the refined gold and silver produced from the Granite Creek project and Ruby Hill project, commencing December 28, 2028, and ending on December 31, 2034. The final purchase price will be a market referenced gold price in US dollars per ounce during a defined quotational period.

19. FINANCIAL INSTRUMENTS

The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other risks. Where material, these risks are reviewed and monitored by the Board.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars, except per share amounts)

(a) Fair value accounting

The fair value hierarchy prioritizes the input to valuation techniques used to measure fair values as follows:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table presents financial instruments measured at fair value on a recurring basis within the fair value hierarchy for level 1 and 2 financial instruments:

	Level	December 31, 2025		December 31, 2024	
		Carrying amount	Fair value	Carrying amount	Fair value
Warrant liability - brokered placement	1	$ 18,052	$ 18,052	$ 3,875	$ 3,875
Warrant liability - other	2	$ 6,065	$ 6,065	$ 748	$ 748
Share based payments	2	$ 6,959	$ 6,959	$ 790	$ 790

The Company calculates fair values based on the following methods of valuation and assumptions for level 1 and level 2:

Financial assets and liabilities

Financial assets other than the Company's derivative instruments described are carried at amortized cost. The fair value of cash and cash equivalents and receivables approximate their carrying value due to their short-term nature.

Financial liabilities not classified as fair value through the statement of operations are carried at amortized cost. Accounts payable and accrued liabilities approximate their carrying value due to their short term nature.

Share-based payment and warrant liabilities

The share-based payment and warrant liabilities are classified within level 2 of the fair value hierarchy and are fair valued using a valuation model that incorporates such factors as the Company's share price volatility, risk-free rates and expiry dates including management's assumptions on forfeiture rates.

The warrants issued in connection with the 2024 brokered placement are classified within level 1 of the fair value hierarchy as the warrants are listed on the TSX and or the NYSE American and therefore a quoted market price is available.

(i) Fair value measurements using significant unobservable inputs (level 3):

The following table presents the changes in level 3 items:

	Convertible Loans				
	Orion conversion and change of control rights	Sprott conversion and change of control rights	Silver Purchase Agreement - silver price derivative	Gold Prepay - gold price derivative	Contingent consideration
Balance as at January 1, 2024	$ (9,028)	$ (1,459)	$ 1,898	$ (1,676)	$ (4,898)
Repayment	—	—	—	—	5,000
Fair value adjustments	8,692	1,426	(9,897)	(7,989)	(102)
Balance as at December 31, 2024	$ (336)	$ (33)	$ (7,999)	$ (9,665)	$ —
Fair value adjustments	(1,022)	33	(12,381)	387	—
Balance as at December 31, 2025	**$ (1,358)**	**$ —**	**$ (20,380)**	**$ (9,278)**	**—**

The Company's derivative instruments are described in the level 1, 2 and 3 tables in this note.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars, except per share amounts)

The Company calculates fair values based on the following methods of valuation and assumptions for level 3 financial instruments as follows:

Convertible Loans

The Convertible Loans contain conversion and change of control rights that are separately measured at fair each reporting period (level 3). In determining the fair value at each reporting period, management judgment is required in respect to input variables of the financial model used for estimation purposes. These variables include such inputs as management's estimate of the probability and date of a change of control event, the Company's share price, share price variability, credit spreads, and interest rates. Gains and losses were recorded in other income and other expense in the Consolidated Statement of Operations.

Gold Prepay Agreement

The Gold Prepay Agreement is recognized as a financial liability at amortized cost and contains an embedded derivative in relation to the embedded gold price within the agreement that is measured at fair value each reporting period (level 3). In determining the fair value of the embedded derivative at each reporting period, management judgment is required in respect to input variables of the financial model used for estimation purposes. These variables include such inputs as metal prices, metal price volatility, and risk-free borrowing rates. Gains and losses were recorded in other income and other expense in the Consolidated Statement of Operations.

Silver Purchase Agreement

The Silver Purchase Agreement is recognized as a financial liability at amortized cost and it contains two embedded derivatives; one in relation to the embedded silver price within the agreement and the other in relation to the gold substitution option whereby i-80 Gold can choose to deliver gold instead of silver at a ratio of 75:1, both are measured at fair value each reporting period (level 3). In determining the fair value of the embedded derivatives at each reporting period, management judgment is required in respect to input variables of the financial model used for estimation purposes. These variables include such inputs as metal prices, metal price volatility, risk-free borrowing rates and the Company's production profile. As of December 31, 2025, the Company prospectively began using consensus prices along with forward prices in its price forecasts to better represent the fair value measurement estimate. Gains and losses were recorded in other income and other expense in the Consolidated Statement of Operations.

20. SUBSEQUENT EVENTS

Subsequent to the period, the Company secured the following commitments:

Franco-Nevada Royalty

On February 12, 2026, the Company announced that it entered into a commitment letter with Franco-Nevada for $250 million in financing in exchange for a 1.5% LOM net smelter return royalty, stepping up to a 3.0% LOM net smelter return royalty on January 1, 2031 (the "Royalty Financing"). The Royalty Financing is subject to customary closing conditions and is anticipated to be completed on or about March 17, 2026. The royalty payable to Franco-Nevada pursuant to the Royalty Financing would apply to production from all mineral properties in the portfolio, including Granite Creek, Cove, the Ruby Hill Complex and Lone Tree.

Upon closing of the Financing Package, $225 million of the Royalty Financing will be made available to the Company, of which $25 million is required to be allocated to the advancement of technical and permitting work for Mineral Point in 2026. An additional $25 million of the Royalty Financing is also expected to be made available to further advance Mineral Point, following the expenditure of the initial disbursement toward the project. In total, the Financing Package allows the Company to allocate $50 million to advance exploration, technical work and permitting activities at Mineral Point.

Gold Prepayment Facility

On February 12, 2026, the Company announced it had secured commitments for a Gold Prepayment facility with National Bank and Macquarie, for an initial advance of $150 million at closing, with a $100 million accordion feature. Upon closing, the Company will have access to $150 million, with the obligation to deliver 39,978 ounces of gold over a 30-month period beginning in January 2028. The accordion feature provides access to an additional $100 million for a 24-month period upon closing of the Facility, subject to customary conditions and lender approval. Once the Company executes the accordion feature the number of additional gold ounces to be delivered will be determined. Closing of the Facility is subject to customary closing conditions, including but not limited to, inter-creditor arrangements and is anticipated to be completed by the end of the first quarter of 2026. Under the terms of the Gold Prepayment the drawdown would require a fully funded base case model following the completion of the recapitalization plan.

Convertible Debentures

On February 11, 2026, the Company confirmed the mailing of a conditional mandatory redemption notice to all holders of the Convertible Debentures which are expected to be redeemed on March 16, 2026 subject to completion of the anticipated net smelter royalty financing.

(Stated in thousands of United States Dollars, except per share amounts)

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

In compliance with the Securities Exchange Act ("SEC"), we have filed certificates signed by the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") that, among other things, report on the design of disclosure controls and procedures and the design of internal controls over financial reporting.

The Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Exchange Act) are designed to provide reasonable assurance that information required to be disclosed by it in its periodic reports filed with the SEC is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and to be sure that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Based on an evaluation of the Company's disclosure controls and procedures conducted by the Company's Chief Executive Officer and Chief Financial Officer, such officers concluded that the Company's disclosure controls and procedures were effective and operating at a reasonable assurance level as of December 31, 2025.

Disclosure Controls and Procedures

The CEO and the CFO have designed disclosure controls and procedures or have caused them to be designed under their supervision, in order to provide reasonable assurance that (i) material information relating to the Company has been made known to them; and (ii) information required to be disclosed in the Company's filings is recorded, processed, summarized and reported within the time periods specified in securities legislation. There were no changes made to i-80 Gold's disclosure controls and procedures in the year ended December 31, 2025. Based on this evaluation, the CEO and CFO have concluded that the Company's disclosure controls and procedures were effective as at December 31, 2025.

Internal Control over Financial Reporting

The CEO and the CFO have also designed internal controls over financial reporting ("ICFR") or have caused them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control – Integrated Framework (COSO 2013). Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable, not absolute, assurance with respect to financial statement preparation and presentation. There have been no significant changes in our internal controls during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, i-80 Gold's internal control over financial reporting. Based on this assessment management concluded that the Company's internal controls over financial reporting were effective as of December 31, 2025.

Limitations of Controls and Procedures

Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that any design will not succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 9B. OTHER INFORMATION

During the three months ended December 31, 2025, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) or regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

Information concerning this item is contained in the Company's definitive Proxy Statement for its Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A or, if such definitive Proxy Statement is not filed with the Securities and Exchange Commission within 120 days after the close of the Company's fiscal year, an amendment to this Annual Report filed under cover of Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

Information concerning this item is contained in the Company's definitive Proxy Statement for its Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A or, if such definitive Proxy Statement is not filed with the Securities and Exchange Commission within 120 days after the close of the Company's fiscal year, an amendment to this Annual Report filed under cover of Form 10-K.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information concerning this item is contained in the Company's definitive Proxy Statement for its Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A or, if such definitive Proxy Statement is not filed with the Securities and Exchange Commission within 120 days after the close of the Company's fiscal year, an amendment to this Annual Report filed under cover of Form 10-K.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Related Party Transaction Policy

While the Company has not adopted a formal related party transaction policy, the Corporate Governance and Nominating Committee of the Board is responsible for considering, or presenting to the Board for consideration, any material transaction involving the Company and any "related party" (as defined in applicable laws). The Corporate Governance and Nominating Committee is also responsible for monitoring any related party transactions and reporting to the Board on a regular basis regarding the status of any related party transaction.

Transactions with Related Persons

Except as set out below, since December 31, 2023, there have been none and there are no currently proposed transactions in which the Company was or is to be a participant and the amount involved exceeds the lesser of $120,000 or one percent of the average of the Company's total assets at year-end for the last two completed fiscal years, and in which any of the following persons (had or will have a direct or indirect material interest:

- any executive officer, director, or nominee for election as director of the Company;
- any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to our outstanding Common Shares
- any promoters and control persons; and any member of the immediate family (including any child, parent, sibling, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and stepchildren and stepparents, and any person sharing the household of such person (other than a tenant or an employee)) of any of the foregoing persons.

Transactions with Related Persons

- Orion or its affiliates is the holder of more than 5% of the Company's outstanding Common Shares and is party to agreements with the Company.

  ◦ In 2024, the Company entered into a series of agreements relating to its A&R Gold Prepay agreement, dated September 20, 2023, and Silver Purchase Agreement, dated December 13, 2021, with an affiliate of Orion. For more information, see Notes 6(iv) and 6(v), respectively, of the Financial Statements for the year ended December 31, 2025, which are incorporated by reference herein.

  ◦ In January 2025, the Company issued to Orion 5.0 million common share purchase warrants, each with an exercise price of C$1.01. For more information, see Note 6(i) of the Financial Statements for the year ended December 31, 2025, which is incorporated by reference herein.

- In February 2025, the Company and Orion entered into an offtake agreement. For more information, see Note 18 of the Financial Statements for the year ended December 31, 2025, which is incorporated by reference herein.

- On February 11, 2026, Orion consented to the Company's anticipated financing transactions of a royalty sale for $250 million and a gold pre-payment facility for up to $250 million, and the Company agree to repay and terminate Orion's Gold Prepay Agreement and convertible credit agreement for an aggregate of $75 million.

- On February 9, 2024, the Company issued 1.6 million Common Shares to Waterton Global Resource Management Inc., a holder of more than 5% of the Company's outstanding Common Shares at the time, for total gross proceeds of $2.1 million as partial consideration of the contingent value rights payment related to Granite Creek. For more information, see Note 9(a)(v) of the Financial Statements for the year ended December 31, 2025, which is incorporated by reference herein.

- Ewan Downie (former director and Chief Executive Officer) purchased C$198,000 of Common Shares in the February 2024 private placement. For more information, see Note 9(a)(iv) of the Financial Statements for the year ended December 31, 2025, which is incorporated by reference herein.

- On October 31, 2024, the Company issued 2.1 million Common Shares to Sprott Asset Management USA, Inc., a holder of more than 5% of the Company's outstanding Common Shares, in connection with the conversion of $3.6 million in principal and $0.9 million in interest under the Sprott Convertible Loan. For more information, see Note 6(ii) of the Financial Statements for the year ended December 31, 2025, which is incorporated by reference herein.

- Daniel Kaufman (holder more than 5% of the Company's outstanding Common Shares) and Orion purchased C$3,960,000 of Common Shares and C$1,447,820 of Common Shares, respectively, in the Company's January 2025 prospectus offering of Common Shares. For more information, see Note 9(a)(i) of the Financial Statements for the year ended December 31, 2025, which is incorporated by reference herein.

- Richard Young (Chief Executive Officer and Director) purchased C$500,000 of Common Shares in the Company's February 2025 private placement of Common Shares. For more information, see Note 9(a)(i) of the Financial Statements for the year ended December 31, 2025, which is incorporated by reference herein.

- Richard Young (Chief Executive Officer and Director) purchased $647,500 of units in the Company's May 2025 private placement. In addition, Dan Kaufman (holder more than 5% of the Company's outstanding Common Shares) purchased $10,000,000 of units in the May 2025 private placement. For more information, see Note 9(a)(ii) of the Financial Statements for the year ended December 31, 2025, which is incorporated by reference herein.

Director Independence

The Company currently has nine directors, all of whom, except Mr. Richard Young, are considered independent for the purposes of National Instrument 58-101 – Disclosure of Corporate Governance Practices ("NI 58-101") , the applicable standards of the NYSE American and the rules of the SEC.

The Company's Board of Directors also determined that all Audit Committee members and all Compensation Committee members satisfy the independence and other qualification standards for such committees established by the SEC and the applicable standards of the NYSE American, as applicable. In making such determinations, the Company's Board of Directors considered the relationships that each such non-employee director has with the Company and all other facts and circumstances the Company's Board of Directors deemed relevant in determining independence.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information concerning this item is contained in the Company's definitive Proxy Statement for its Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A or, if such definitive Proxy Statement is not filed with the Securities and Exchange Commission within 120 days after the close of the Company's fiscal year, an amendment to this Annual Report filed under cover of Form 10-K.

PART IV

ITEM 15. EXHIBIT AND FINANCIAL STATEMENT SCHEDULES

(a)(1) The response to this portion of Item 15 is included in Item 8 above.

(a)(2) The response to this portion of Item 15 is included in Item 8 above.

(a)(3) the following exhibits are filed as part of this Form 10-K or are incorporated herein by reference:

Exhibit No.	Description
3.1	Notice of Articles of i-80 Gold Corp. dated March 5, 2025 (incorporated by reference to Exhibit 3.1 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 2025)
3.2	Articles of i-80 Gold Corp. dated November 10, 2020 (incorporated by reference to Exhibit 99.83 to the Registration Statement on Form 40-F (File No. 001-41382) filed with the Securities and Exchange Commission on May 6, 2022)
4.1	Description of Common Shares (incorporated by reference to Exhibit 4.1 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 2025)
4.2	Convertible Debenture Indenture, dated February 22, 2023, by and among i-80 Gold Corp. and TSX Trust Company (incorporated by reference to Exhibit 4.2 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 2025)
4.3	First Supplemental Indenture to Convertible Debenture Indenture, dated February 28, 2025, by and among i-80 Gold Corp. and TSX Trust Company (incorporated by reference to Exhibit 4.3 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 2025)
4.4	Form of Warrant Indenture (incorporated by reference to Exhibit 4.1 to Form 8-K filed May 16, 2025)
10.1	Amended and Restated Convertible Credit Agreement, dated January 15, 2025, by and among, inter alios, i-80 Gold Corp. and OMF Fund III (F) Ltd. (incorporated by reference to Exhibit 10.1 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 2025)
10.2	Amending Agreement dated January 31, 2025, to the Amended and Restated Convertible Credit Agreement by and among, inter alios, i-80 Gold Corp., and OMF Fund III (F) Ltd. dated January 15, 2025 (incorporated by reference to Exhibit 10.2 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 2025)
10.3	Extension Agreement dated February 14, 2025, in connection with the Amended and Restated Convertible Credit Agreement by and among, inter alios, i-80 Gold Corp., and OMF Fund III (F) Ltd. dated January 15, 2025 and amended by that certain amending agreement dated January 31, 2025 (incorporated by reference to Exhibit 10.3 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 2025)
10.4	Extension Agreement dated March 14, 2025, in connection with the Amended and Restated Convertible Credit Agreement by and among, inter alios, i-80 Gold Corp., and OMF Fund III (F) Ltd. dated January 15, 2025 and amended by that certain amending agreement dated January 31, 2025 (incorporated by reference to Exhibit 10.4 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 2025)
10.5	Form of Warrant Certificate in connection with the Amended and Restated Convertible Credit Agreement by and among, inter alios, i-80 Gold Corp., and OMF Fund III (F) Ltd. dated January 15, 2025 as amended by that certain amending agreement dated January 31, 2025 (incorporated by reference to Exhibit 10.5 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 2025)
10.6	Amended and Restated Gold Prepay Purchase and Sale Agreement dated September 20, 2023, by and among, inter alios, i-80 Gold Corp. and OMF Fund III (HG) Ltd. (incorporated by reference to Exhibit 10.6 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 2025)
10.7	Amending Agreement dated April 25, 2024, to the Amended and Restated Gold Prepay Purchase and Sale Agreement by and among, inter alios, i-80 Gold Corp., and OMF Fund III (HG) Ltd. dated September 20, 2023 (incorporated by reference to Exhibit 10.7 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 2025)
10.8	Side Letter Agreement dated June 28, 2024, to the Amended and Restated Gold Prepay Purchase and Sale Agreement by and among, inter alios, i-80 Gold Corp., and OMF Fund III (HG) Ltd. dated September 20, 2023 and amended by that certain amending agreement dated April 25, 2024 (incorporated by reference to Exhibit 10.8 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 2025)
10.9	Waiver and Amending Agreement dated December 31, 2024, in connection with the Amended and Restated Gold Prepay Purchase and Sale Agreement by and among, inter alios, i-80 Gold Corp., and OMF Fund III (HG) Ltd. dated September 20, 2023 and amended by that certain amending agreement dated April 25, 2024 and that certain side letter agreement dated June 28, 2024 (incorporated by reference to Exhibit 10.9 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 2025)

10.10	Amending Agreement dated as of March 28, 2025, in connection with the Amended and Restated Gold Prepay Purchase and Sale Agreement by and among, inter alios, i-80 Gold Corp., and OMF Fund III (HG) Ltd. dated September 20, 2023 and amended by those certain amending agreements dated April 25, 2024 and December 31, 2024 and that certain side letter agreement dated June 28, 2024 (incorporated by reference to Exhibit 10.10 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 2025)
10.11	Purchase and Sale Agreement (Silver) dated December 13, 2021, among, inter alios, i-80 Gold Corp., OMF Fund III (Hg) Ltd., and other purchaser parties thereto from time to time (incorporated by reference to Exhibit 10.11 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 2025)
10.12	Extension Agreement dated January 12, 2024, in connection with the Purchase and Sale Agreement (Silver) by and among, inter alios, i-80 Gold Corp., OMF Fund III (HG) Ltd. dated December 13, 2021 (incorporated by reference to Exhibit 10.12 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 2025)
10.13	Amending Agreement dated April 25, 2024, to the Purchase and Sale Agreement (Silver) by and among, inter alios, i-80 Gold Corp. and OMF Fund III (HG) Ltd., and other purchaser parties thereto from time to time dated December 13, 2021 (incorporated by reference to Exhibit 10.13 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 2025)
10.14	Waiver and Amending Agreement dated December 31, 2024, in connection with the Purchase and Sale Agreement (Silver) by and among, inter alios, i-80 Gold Corp. and OMF Fund III (HG) Ltd., and other purchaser parties thereto from time to time dated December 13, 2021 and amended by that certain amending agreement dated April 25, 2024 (incorporated by reference to Exhibit 10.14 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 2025)
10.15	Amending Agreement dated March 28, 2025, in connection with the Purchase and Sale Agreement (Silver) by and among, inter alios, i-80 Gold Corp. and OMF Fund III (HG) Ltd., and other purchaser parties thereto from time to time dated December 13, 2021 and amended by those certain amending agreements dated April 25, 2024 and December 31, 2024 (incorporated by reference to Exhibit 10.15 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 2025)
10.16	Supplementary Terms Agreement dated as of March 31, 2025 between Paycore Minerals Inc. and National Bank of Canada (incorporated by reference to Exhibit 10.16 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 2025)
10.17*#	Executive Employment Agreement, dated November 12, 2024, by and among David Savarie and i-80 Gold Corp. (incorporated by reference to Exhibit 10.17 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 2025)
10.18*#	Executive Employment Agreement, dated April 8, 2021, by and among Ryan Snow and i-80 Gold Corp. (incorporated by reference to Exhibit 10.18 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 2025)
10.19*#	Executive Employment Agreement, dated April 8, 2021, by and among Matthew Gili and i-80 Gold Corp. (incorporated by reference to Exhibit 10.19 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 2025)
10.20*#	Executive Employment Agreement, dated October 7, 2024, by and among Richard Young and i-80 Gold Corp. (incorporated by reference to Exhibit 10.20 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 2025)
10.21*	i-80 Gold Corp. Omnibus Share Incentive Plan (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-8 (File No. 333-280725) filed with the Securities and Exchange Commission on July 9, 2024)
10.22*#	Employment Agreement dated as of April 24, 2025, between Paul Chawrun and i-80 Gold Corp. (incorporated by reference to Exhibit 10.1 to Form 8-K filed April 25, 2025)
10.23	Underwriting Agreement dated as of May 13, 2025 (incorporated by reference to Exhibit 1.1 to Form 8-K filed May 16, 2025)
14.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14.1 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 2025)
19.1	Insider Trading Policy (incorporated by reference to Exhibit 19.1 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 2025)
21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 2025)
23.1	Qualified Person Consent Practical Mining LLC for report titled “S-K 1300 Technical Report Summary, Initial Assessment for the Cove Project, Lander County, Nevada effective December 31, 2024” dated March 26, 2025
23.2	Qualified Person Consent T.R. Raponi Consulting Ltd. for report titled “S-K 1300 Technical Report Summary, Initial Assessment for the Cove Project, Lander County, Nevada effective December 31, 2024” dated March 26, 2025
23.3	Qualified Person Consent Global Resources Engineering for report titled “S-K 1300 Technical Report Summary, Initial Assessment for the Granite Creek Mine, Humboldt County, Nevada effective December 31, 2024” dated March 27, 2025
23.4	Qualified Person Consent Practical Mining LLC for report titled “S-K 1300 Technical Report Summary, Initial Assessment for the Granite Creek Mine, Humboldt County, Nevada effective December 31, 2024” dated March 27, 2025
23.5	Qualified Person Consent T.R. Raponi Consulting Ltd. for report titled “S-K 1300 Technical Report Summary, Initial Assessment for the Granite Creek Mine, Humboldt County, Nevada effective December 31, 2024” dated March 27, 2025
23.6	Qualified Person Consent GeoGlobal LLC for report titled “S-K 1300 Technical Report Summary, Initial Assessment for the Lone Tree Deposit, Nevada effective December 31, 2024” dated February 24, 2025
23.7	Qualified Person Consent Forte Dynamics, Inc. for report titled “S-K 1300 Technical Report Summary, Initial Assessment for the Ruby Hill Complex, Eureka County, Nevada effective December 31, 2024” dated March 27, 2025
23.8	Qualified Person Consent Practical Mining LLC for report titled “S-K 1300 Technical Report Summary, Initial Assessment for the Ruby Hill Complex, Eureka County, Nevada effective December 31, 2024” dated March 27, 2025

23.9	Qualified Person Consent T.R. Raponi Consulting Ltd. for report titled “S-K 1300 Technical Report Summary, Initial Assessment for the Ruby Hill Complex, Eureka County, Nevada effective December 31, 2024” dated March 27, 2025
23.10	Qualified Person Consent Montgomery & Associates for report titled “S-K1300 Technical Report Summary, Initial Assessment for the Cove Project, Lander County, Nevada” effective December 31, 2024, dated March 26, 2025
23.11	Qualified Person Consent Paul Gates, PE for report titled “S-K 1300 Initial Assessment & Technical Report Summary, Lone Tree Deposit, Nevada” effective December 31, 2024, dated February 24, 2025
23.12	Qualified Person Consent Brian Arthur, RM-SME for report titled “S-K 1300 Initial Assessment & Technical Report Summary, Lone Tree Deposit, Nevada” effective December 31, 2024, dated February 24, 2025
23.13	Consent of Aaron Amoroso
23.14	Consent of Grant Thornton LLP
24.1	Power of Attorney (included on signature page)
31.1	Certification of Chief Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) Promulgated under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) Promulgated under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
95.1	Mine Safety Disclosure for the Year Ended December 31, 2025
96.1	S-K 1300 Technical Report Summary, Initial Assessment for the Ruby Hill Complex, Eureka County, Nevada effective December 31, 2024 (incorporated by reference to Exhibit to Exhibit 99.1 to the Form 8-K dated March 31, 2025)
96.2	S-K 1300 Technical Report Summary, Initial Assessment for the Lone Tree Deposit, Nevada effective December 31, 2024 (incorporated by reference to Exhibit 99.2 to the Form 8-K dated March 31, 2025)
96.3	S-K 1300 Technical Report Summary, Initial Assessment for the Granite Creek Mine, Humboldt County, Nevada effective December 31, 2024 (incorporated by reference to Exhibit 99.3 to the Form 8-K dated March 31, 2025)
96.4	S-K 1300 Technical Report Summary, Initial Assessment for the Cove Project, Lander County, Nevada effective December 31, 2024 (incorporated by reference to Exhibit 99.4 to the Firm 8-K dated March 31, 2025)
97.1	Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 2025)

*Management contract or compensatory plan or arrangement

Certain exhibits and schedules or portions thereof are omitted pursuant to Item 601(a)(6) of Regulation S-K. The Company agrees to provide on a supplemental basis a copy of any omitted schedule, exhibit or portion thereof to the U.S. Securities and Exchange Commission or its staff upon request

ITEM 16. FORM 10-K SUMMARY

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2026

i-80 Gold Corp

By:	/s/ Richard Young
Name:	Richard Young
Title:	President & Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Richard Young and Ryan Snow and each of them as his attorney-in-fact, with the power of substitution, for him in any and all capacities, to sign any amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming that said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on the dates indicated.

Name	Position	Date
/s/ Richard Young Richard Young	President, Chief Executive Officer & Director (Principal Executive Officer)	February 19, 2026
/s/ Ryan Snow Ryan Snow	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 19, 2026
/s/ Ron Clayton Ron Clayton	Chairman of the Board of Directors	February 19, 2026
/s/ Michael Jalonen Michael Jalonen	Director	February 19, 2026
/s/ John Begeman John Begeman	Director	February 19, 2026
/s/ John Seaman John Seaman	Director	February 19, 2026
/s/ Arthur Einav Arthur Einav	Director	February 19, 2026
/s/ Steven Yopps Steven Yopps	Director	February 19, 2026
/s/ Cassandra Joseph Cassandra Joseph	Director	February 19, 2026
/s/ Ronald Butler Jr. Ronald Butler Jr.	Director	February 19, 2026